As filed with the Securities and Exchange Commission on May 17, 2021

Registration No. 333-251433

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

QUANTUMSCAPE CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	3359	85-0796578
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1730 Technology Drive

San Jose, California 95110

(408) 452-2000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jagdeep Singh

Chief Executive Officer

1730 Technology Drive

San Jose, California 95110

(408) 452-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Danaher Mark B. Baudler Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Jagdeep Singh Chief Executive Officer 1730 Technology Drive San Jose, California 95110 (408) 452-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE

On December 17, 2020, QuantumScape Corporation (“QuantumScape,” the “Company,” “we,” “us,” or “our”) filed a registration statement with the Securities and Exchange Commission (the “SEC”), on Form S-1 (File No. 333-251433) (the “Registration Statement”). The Registration Statement, as amended, was declared effective by the SEC on December 31, 2020 to initially register for resale by the selling securityholders identified in the prospectus an aggregate of 1) up to 306,053,642 shares of our Class A Common Stock, which include Class A Common Stock issuable upon conversion of our Class B Common Stock, the exercise of certain private placement and public warrants, the exercise of certain stock options, and the vesting of certain restricted stock units, and 2) up to 6,650,000 private placement warrants, which are held or may be held by the selling securityholders named in the prospectus contained in the Registration Statement.

On February 23, 2021, we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Original Filing”). On April 26, 2021, we filed an Annual Report on Form 10-K/A (the “Amendment No. 1”) and on May 7, 2021, we filed an Annual Report on Form 10-K/A for purposes of restating the consolidated financial statements and related information set forth in the Original Filing due to the reasons stated below (the “Amendment No. 2”).

This post-effective amendment (the “POSAM”) is being filed to (i) include information from the Amendment No. 2 for the year ended December 31, 2020 and (ii) update certain other information in the Registration Statement.

No additional securities are being registered under this POSAM and all applicable registration and filing fees were paid at the time of the original filing of the Registration Statement.

Background of Restatement

On April 12, 2021, the staff of the SEC issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”) (the “Staff Statement”). The Staff Statement clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants that could result in the warrants issued by SPACs being classified as a liability measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period.

In November 2020, in connection with the Business Combination (as defined below), we assumed 11,499,989 warrants that were sold to the public (the “Public Warrants”) and 6,650,000 warrants that were sold to the affiliates of Kensington (as defined below) (the “Private Placement Warrants”, and the Public Warrants together with the Private Placement Warrants, the “Assumed Common Stock Warrants”), which were originally issued in connection with Kensington’s initial public offering and the Business Combination (as defined below) and were originally accounted for as equity within our financial statements based on our application of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815-40, Derivatives and Hedging- Contracts in Entity’s Own Equity (“ASC 815-40”). The Company initially evaluated the accounting for its Assumed Common Stock Warrants and believed its positions to be appropriate at that time. The views expressed in the Staff Statement were not consistent with our historical interpretation of certain specific provisions of the Assumed Common Stock Warrants and our application of ASC 815-40 to the Assumed Common Stock Warrants. We reassessed our accounting for the Assumed Common Stock Warrants in light of the Staff’s Statement. Based on this reassessment, we determined that the Assumed Common Stock Warrants should be classified as liabilities measured at fair value upon issuance on the date of the Business Combination, with subsequent changes in non-cash fair value upon issuance reported in our Consolidated Statement of Operations and Comprehensive Loss at each reporting period.

On April 28, 2021, the audit committee of our Board of Directors, in consultation with management and Ernst and Young LLP, our independent registered public accounting firm, concluded that our previously issued consolidated financial statements as of and for the year ended December 31, 2020 should no longer be relied upon. As such, we determined that we would restate our consolidated financial statements as of and for the year ended December 31, 2020.

Effect of Restatement and Revisions

As described above, the Assumed Common Stock Warrants should be accounted for as liabilities measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period. As a result, we included in Amendment No. 2 and the POSAM restated consolidated financial statements as of and for the year ended December 31, 2020. The change in the accounting treatment for the Assumed Common Stock Warrants and the resulting restatement and revision of our consolidated financial statements resulted in an increase in total liabilities of approximately $690 million and a decrease of approximately $108 million in additional paid-in capital in our Consolidated Balance Sheet as of December 31, 2020, and an increase in expenses of approximately $582 million in our Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2020.

The restatement of the consolidated financial statements had no impact on our liquidity or cash positions as of December 31, 2020. There was no impact on revenues, operating expenses or operating loss as the change in fair value of the Assumed Common Stock Warrant liability is not a component of operating loss in our Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2020. An explanation of the impact on our consolidated financial statements is contained in “Note 4—Restatement of Consolidated Financial Statements” to the accompanying consolidated financial statements included in Amendment No. 2 and the POSAM.

As all material restatement information is included in Amendment No. 2 and the POSAM, investors and others should rely only on the financial information and other disclosures regarding the periods described above in the Amendment No. 2 and the POSAM and in future filings with the SEC (as applicable) and should not rely on any previously issued or filed reports, press releases, corporate presentations or similar communications relating to the year ended December 31, 2020.

Internal Control Considerations

As a result of the restatement, the Company has concluded there was a material weakness in the Company’s internal control over financial reporting as of December 31, 2020 and its disclosure controls and procedures were not effective for the quarterly period ended December 31, 2020. See additional information included in Part II, Item 9A “Controls and Procedures” of Amendment No. 2 for Internal Control Considerations.

Items Amended in this Post-Effective Amendment

The POSAM reflects the restatement described above. The following items in the POSAM were amended as a result of, and to reflect, the restatement: (i) Risk Factors, (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (iii) Financial Statements.

The following sections were also updated to reflect the closing of QuantumScape’s underwritten public offering which closed March 29, 2021 (the “March 2021 Public Offering”) and other recent developments: (i) Risk Factors, (ii) Cautionary Note Regarding Forward-Looking Statements, (iii) Background of QuantumScape, (iv) Business, (vi) Principal Securityholders, and (vii) Plan of Distribution.

Except as described above, no other changes were made to the POSAM and we did not otherwise update the disclosures contained in the POSAM.

Corporate History and Background

On November 25, 2020 (the “Closing Date”), the original QuantumScape Corporation, now named QuantumScape Battery, Inc. (“Legacy QuantumScape”), consummated a business combination (the “Business Combination”) with Kensington Capital Acquisition Corp., a SPAC (“Kensington”). Legacy QuantumScape became a wholly-owned subsidiary of Kensington, and Kensington changed its name to QuantumScape Corporation. Our Class A Common Stock and Public Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “QS” and “QS.WS”, respectively. Our Class B Common Stock is neither listed nor publicly traded.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	May 17, 2021

306,053,642 Shares of Class A Common Stock

6,650,000 Warrants

This prospectus relates to the resale of shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of QuantumScape Corporation and warrants to purchase shares of Class A Common Stock of QuantumScape Corporation as described herein. The securities offered hereunder include 306,053,642 shares of our Class A Common Stock, which includes Class A Common Stock issuable upon conversion of Class B common stock, par value $0.0001 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), 254,319,175 of which are issued and outstanding, 5,770,643 of which are issuable upon exercise of certain private placement warrants that were transferred to members of Kensington Capital Sponsor LLC (the “Sponsor”) that occurred simultaneously with the closing of the Business Combination (the “Closing”) and 804,357 of which are issuable upon exercise of certain private placement warrants that were transferred to an affiliate of the Sponsor that occurred simultaneously with the Closing (collectively, the “Private Placement Warrants”), 75,000 of which are issuable upon exercise of certain private placement warrants that were issued to an affiliate of the Sponsor that occurred simultaneously with the Closing (the “Working Capital Warrants”), 11,499,989 of which are issuable upon exercise of public warrants originally sold as part of the units in Kensington’s initial public offering, currently exercisable at a price of $11.50 per share (the “Public Warrants,” and collectively with the Private Placement Warrants and Working Capital Warrants, the “Warrants”) and 33,584,478 of which are issuable upon the exercise of stock options and the vesting of restricted stock units. Each Warrant is currently exercisable for one share of Class A Common Stock at a price of $11.50 per share.

We are registering the offer and sale of these securities to satisfy certain registration rights we have granted. We will not receive any of the proceeds from the sale of the securities by the selling securityholders. We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash. We will pay the expenses associated with registering the sales by the selling securityholders, as described in more detail in the section titled “Use of Proceeds” appearing elsewhere in this prospectus.

The selling securityholders may sell the securities described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling securityholders may sell their securities in the section titled “Plan of Distribution” appearing elsewhere in this prospectus.

The selling securityholders may sell any, all or none of the securities and we do not know when or in what amount the selling securityholders may sell their securities hereunder following the effective date of this registration statement.

Of the shares of Class A Common Stock that may be offered or sold by selling securityholders identified in this prospectus, 244,553,653 of those shares, which include 6,650,000 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants and the Working Capital Warrants, are subject to certain lock-up restrictions as identified in the sections titled “Certain Relationships, Related Party and Other Transactions—Lock-Up Agreements” and “Certain Relationships, Related Party and Other Transactions—Senior Employee Lock-Up Agreements” appearing elsewhere in this prospectus.

Our Class A Common Stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “QS” and our warrants are listed on NYSE under the symbol “QS.WS”. On May 3, 2021, the last quoted sale price for our Class A Common Stock as reported on NYSE was $35.26 per share and the last quoted sale price for our Public Warrants as reported on NYSE was $24.09 per Public Warrant.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 6 of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2021.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The QuantumScape design logo and the QuantumScape mark appearing in this prospectus are the property of QuantumScape Corporation. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A Common Stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Unless expressly indicated or the context requires otherwise, the terms “QuantumScape,” “QS,” the “Company,” the “Registrant,” “we,” “us” and “our” in this prospectus refer to the parent entity formerly named Kensington Capital Acquisition Corp., after giving effect to the Business Combination, and as renamed QuantumScape Corporation, and where appropriate, our wholly-owned subsidiaries.

Corporate History and Background

The original QuantumScape Corporation was founded in 2010 with the mission to revolutionize energy storage to enable a sustainable future. More specifically, our goal has been to build the world’s best batteries, as measured by energy density, power density (charge time), cycle life, and safety. We have focused first on the transformation of the electrification of the automotive powertrain, an application that we believe represents both an important part of the solution to the emissions problem as well as an opportunity to create tremendous value over the coming decades.

On November 25, 2020 (the “Closing Date”), the original QuantumScape Corporation, now named QuantumScape Battery, Inc. (“Legacy QuantumScape”), consummated a business combination (the “Closing”) with Kensington Capital Acquisition Corp., a special purpose acquisition company (“Kensington”). Legacy QuantumScape became a wholly-owned subsidiary of Kensington, and Kensington changed its name to QuantumScape Corporation. Our Class A Common Stock and Public Warrants are listed on NYSE under the symbols “QS” and “QS.WS”, respectively. Our Class B Common Stock is neither listed nor publicly traded. Our Class A Common Stock, together with our Class B Common Stock, is referred to herein as our “Common Stock.”

Overview

QuantumScape is developing next generation battery technology for electric vehicles (“EVs”) and other applications.

We are at the beginning of a forecasted once-in-a-century shift in automotive powertrains, from internal combustion engines to clean EVs. While EV adoption is advancing, principally in the premium passenger car market, the International Energy Association (“IEA”) estimated that only approximately 3% of new sales of global light-vehicles in 2020 were EV’s. We believe that fundamental limitations of lithium-ion battery technology—limitations that affect range, useful life, charging time, cost and safety—inhibit more widespread adoption of EVs. We believe the market needs a step change in battery technology to make mass market EVs competitive with the fossil fuel alternative.

We have spent the last decade developing a proprietary solid-state battery technology to meet this challenge. Our lithium-metal solid-state battery technology is intended to provide greater energy density, longer life, faster charging, and greater safety than today’s lithium-ion batteries.

Over the last eight years we have developed a strong partnership with Volkswagen Group of America Investments, LLC (“VGA”) and certain of its affiliates (together with VGA, “Volkswagen”). Volkswagen is one of the largest car companies in the world and intends to be a leader in EVs. Volkswagen has announced plans to launch more than 70 new EV models and build more than 25 million vehicles on electric platforms by the end of the decade. Over the last eight years Volkswagen has invested and committed to invest in us, subject, in one case, to certain closing conditions that have not yet been satisfied, a total of more than $300 million and has established a joint venture with us to enable an industrial level of production of our solid-state batteries. As 50-50 partners in the joint venture with Volkswagen, we expect to share equally in the revenue and profit from the joint venture. Over the course of our relationship, Volkswagen has successfully tested multiple generations of certain of our single-layer, laboratory cells at industry-accepted automotive rates of power (power is the rate at which a battery can be charged and discharged). We believe no other lithium-metal battery technology has demonstrated the capability of achieving automotive rates of power with acceptable battery life.

While we expect Volkswagen will be the first to commercialize vehicles using our battery technology, we intend to work closely with other automotive original equipment manufacturers (“OEMs”) to make our solid-state battery cells widely available over time. Our joint venture agreement with Volkswagen provides that the facility to be built by the joint venture will be the first commercial-scale facility to manufacture our battery technology for automotive applications, but the agreement permits us to work in parallel with other automotive OEMs and non-automotive companies to commercialize our technology.

We recently announced plans to expand our manufacturing capability with the planned addition of a pre-pilot line in an approximately 196,000 square foot facility in California (“QS-0”). QS-0 will have a continuous flow, highly-automated production line. QS-0 is intended in part to provide the large numbers of additional samples we need for our solid-state battery development and to enable us to test and tune the systems and processes we intend to use for mass production. QS-0 is also intended to produce enough prototype cells for our prospective customers commencing in 2023 to make hundreds of long-range electric test vehicles. Subject to continued progress in our development efforts, after QS-0 we intend, through our joint venture with Volkswagen, to build a 21GWh line, starting with a 1GWh pilot line (“QS-1”), and subsequently expanding to the full 21GWh target (“QS-1 Expansion”).

Our battery cells are designed to use earth-abundant materials and processes suitable for high volume production. Our manufacturing process for our proprietary separator uses tools which are already used at scale in the battery or ceramics industries. Outside of the separator, our battery is being designed to use many of the materials and processes that are standard across today’s lithium-ion battery manufacturers. As a result, we expect to benefit from the projected industry-wide cost declines for these materials that result from process improvements and economies of scale. We believe that the manufacturing of our solid-state battery cells provides us with a structural cost advantage because our battery cells are manufactured without an anode. Relative to conventional lithium-ion cells, our technology eliminates the anode material cost (e.g. carbon/silicon host material, electrolyte in the anode) and is anticipated to reduce manufacturing costs (e.g. no anode related manufacturing costs, reduced formation costs). We believe this will enable savings in material costs, capital equipment expenses and manufacturing time.

There are government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, factory safety, and disposal of hazardous materials. We will ultimately have to comply with these regulations to sell our batteries into the market. The license and sale of our batteries abroad is likely to be subject to export controls in the future.

Corporate Information

Our principal executive offices are located at 1730 Technology Drive, San Jose, California, 95110, and our telephone number is (408) 452-2000.

Our website address is www.quantumscape.com. The information on, or that can be accessed through, our website or our Company Twitter account is not part of this prospectus, and you should not consider information contained on our website or our Company Twitter account in deciding whether to purchase shares of our Class A Common Stock.

Our investor relations website is located at https://ir.quantumscape.com and our Company Twitter account is located at https://twitter.com/QuantumScapeCo. We use our investor relations website and our Company Twitter account to post important information for investors, including news releases, analyst presentations, and supplemental financial information, and as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our investor relations website and our Company Twitter account, in addition to following press releases, filings with the Securities and Exchange Commission (the “SEC”) and public conference calls and webcasts. We also make available, free of charge, on our investor relations website under “Financials—SEC Filings,” our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

The Offering

Shares of Common Stock Offered Hereunder

An aggregate of 254,319,175 outstanding shares of Class A Common Stock, which include Class A Common Stock issuable upon conversion of Class B Common Stock, 50,000,000 of which are beneficially held by certain subscribers (each, a “Subscriber”) who purchased such shares pursuant to separate subscription agreements and 204,319,175 of which are beneficially held by certain other stockholders of the Company.

6,575,000 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants, 75,000 shares of Class A Common Stock issuable upon exercise of the Working Capital Warrants, and 11,499,989 shares of Class A Common Stock issuable upon exercise of the Public Warrants. Each Warrant currently is exercisable for one share of Class A Common Stock at a price of $11.50 per share.

33,584,478 shares of Class A Common Stock issuable upon the exercise of stock options and the vesting of restricted stock units that were issued by the Company.

Warrants Offered by the Selling Securityholders Hereunder	6,575,000 warrants to purchase shares of Class A Common Stock that are the Private Placement Warrants and 75,000 warrants to purchase shares of the Class A Common Stock that are the Working Capital Warrants. Each Private Warrant and Working Capital Warrant currently is exercisable for one share of Class A Common Stock at a price of $11.50 per share.

Use of Proceeds

We will not receive any proceeds from the sale of our securities offered by the selling securityholders under this prospectus (the “Securities”). We will receive up to an aggregate of approximately $207,650,336.50 from the exercise of all Warrants, assuming the exercise in full of all of the Warrants for cash less the amount that will not be received due to cashless exercises. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. See the section titled “Use of Proceeds” appearing elsewhere in this prospectus for more information.

Common Stock Outstanding

363,960,304 shares of Class A Common Stock (including shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock) prior to any exercise of the Warrants, stock options, and the vesting of all restricted stock units.

415,694,771 shares of Class A Common Stock (including shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock) after giving effect to the exercise of all of the outstanding Warrants, the exercise of all the selling securityholders’ stock options, and the vesting of all restricted stock units.

Risk Factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

NYSE symbol	“QS” for our Class A Common Stock and “QS.WS” for our Public Warrants.

Lock-Up Restrictions	Of the shares of Class A Common Stock that may be offered or sold by selling securityholders identified in this prospectus, 244,553,653 of those shares, which include 6,650,000 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants and the Working Capital Warrants, are subject to certain lock-up restrictions as identified in the sections titled “Certain Relationships, Related Party and Other Transactions—Lock-Up Agreements” and “Certain Relationships, Related Party and Other Transactions—Senior Employee Lock-Up Agreements” appearing elsewhere in this prospectus.

The number of shares of Common Stock outstanding is based on 207,696,594 shares of Class A Common Stock and 156,263,710 shares of Class B Common Stock outstanding as of December 23, 2020 unless otherwise noted. The number of shares of Common Stock outstanding excludes the following:

•

68,328,358 shares of our Common Stock, 55,349,737 shares of which are issuable upon the exercise of options under our 2010 Equity Incentive Plan (the “2010 Plan”) with a weighted-average exercise price of $1.62 per share and 12,978,621 shares of which are issuable upon vesting of certain restricted stock units granted before November 25, 2020;

•

6,575,000 shares of our Class A Common Stock issuable upon the exercise of Private Placement Warrants to purchase shares of our Class A Common Stock outstanding as of December 23, 2020, with an exercise price of $11.50 per share;

•

75,000 shares of our Class A Common Stock issuable upon the exercise of Working Capital Warrants to purchase shares of our Class A Common Stock outstanding as of December 23, 2020, with an exercise price of $11.50 per share;

•	11,499,989 Public Warrants to purchase shares of our Class A Common Stock outstanding as of December 23, 2020, with an exercise price of $11.50 per share;

•	15,221,334 shares of Class A Common Stock that were issued and sold to VGA effective as of April 28, 2021 resulting from the achievement of a specified technical milestone before March 31, 2021; and

•	41,500,000 shares of our Class A Common Stock issuable and reserved for future issuance under our 2020 Equity Incentive Plan (the “2020 Plan”).

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business or results of operations.

SUMMARY RISK FACTORS

The following summary risk factors and other information included in this prospectus should be carefully considered. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. If any of the following risks actually occur, our stock price, business, operating results and financial condition could be materially adversely affected. For more information, see below for more detailed descriptions of each risk factor.

•	We face significant challenges in our attempt to develop a solid-state battery cell and produce it at high volumes with acceptable performance, yields and costs.

•

The pace of development in materials science is often not predictable. Delays or failures in accomplishing particular development objectives may delay or prevent successful commercialization of our products.

•

We may not be able to establish supply relationships for necessary materials, components or equipment or may be required to pay more than anticipated for components or equipment, which could delay the introduction of our product and negatively impact our business.

•

Our relationship with Volkswagen is subject to various risks which could adversely affect our business and future prospects. There are no assurances that we will be able to commercialize solid-state batteries from our joint development relationship with Volkswagen.

•	If our batteries fail to perform as expected, our ability to develop, market and sell our batteries could be harmed.

•	We may not succeed in attracting customers during the development stage or for high volume commercial production, and our future growth and success depend on our ability to attract customers.

•

We may be unable to adequately control the costs associated with our operations and the components necessary to build our solid-state battery cells, and, if we are unable to control these costs and achieve cost advantages in our production of our solid-state battery cells at scale, our business will be adversely affected.

•	We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.

•	We may need to defend ourselves against intellectual property infringement claims or other litigation, which may be time-consuming and could cause us to incur substantial costs.

•

We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

•

The battery market continues to evolve, is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

•	The trading price of our Class A Common Stock has been and may in the future continue to be subject to extreme volatility.

•	We have had to restate our previously issued financial statements and in connection with such process, identified a material weakness in our internal control over financial reporting.

The following risk factors apply to our business and operations. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to our business, financial condition and prospects. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included elsewhere in this prospectus.

Risks Related to Our Technology Development and Scale-Up

We face significant challenges in our attempt to develop a solid-state battery cell and produce it at high volumes with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. Delays or failures in accomplishing particular development objectives may delay or prevent successful commercialization of our products.

Developing lithium-metal solid-state batteries that meet the requirements for wide adoption by automotive OEMs is a difficult undertaking and, as far as we are aware, has never been done before. We are still in development stage and face significant challenges in completing development of our multi-layer battery cells and in producing battery cells in commercial volumes. Some of the development challenges that could prevent the introduction of our solid-state battery cell include difficulties with increasing the volume, yield, reliability and uniformity of our separators and cells, increasing the size and layer count of our multi-layer cells, increasing manufacturing to produce the volume of cells needed for our technology development and customer applications, installing, bringing up and optimizing higher volume manufacturing equipment, packaging design and engineering to ensure adequate cycle life, cost reduction, completion of the rigorous and challenging specifications required by our automotive partners, including but not limited to, calendar life, mechanical testing, and abuse testing and development of the final manufacturing processes.

Our solid-state separators are in the development stage. These separators have never been used before for battery applications (or to our knowledge, for any other applications) and there are significant yield, cost, performance and manufacturing process challenges to be solved in order for the separators to be produced and used commercially. We are likely to encounter engineering challenges as we increase the dimensions, reduce the thickness and increase the volume of our solid-state separators. If we are not able to overcome these barriers in developing and producing its solid-state separators at commercial volumes, our business could fail.

To achieve target energy density, we need to stack our single-layer solid-state cells in a multi-layer format, which is enclosed within a single battery package. Depending upon our customer’s requirements, our battery cell may require dozens of single-layer cells within each battery package. We have tested 4-layer cells that measure 30x30mm, and recently initiated testing 4-layer cells that measure 70x85mm, but we must make multi-layer cells in a commercial form factor (70x85mm) with dozens of layers and do so at a high yield without compromising performance, and while solving related packaging challenges in a way that is scalable and low-cost. There are significant engineering and mechanical challenges that we must overcome to build our multi-layer battery cells. In addition, we will need to acquire certain tools that we currently do not possess and develop the manufacturing process necessary to make these multi-layer battery cells in high volume. If we are not able to overcome these developmental hurdles in building our multi-layer cells, our business is likely to fail.

We are evaluating multiple cathode material compositions for inclusion in our solid-state battery cells and have not yet finalized the cathode composition or formulation. We also have not validated that the current cell design, with the inclusion of an organic gel made of an organic polymer and organic liquid catholyte as part of the cathode, meets all automotive requirements. We have not yet validated a manufacturing process or acquired the tools necessary to produce high volumes of our cathode material that meets all commercial requirements. If we are not able to overcome these developmental and manufacturing hurdles our business likely will fail.

Even if we complete development and achieve volume production of our solid-state battery, if the cost, performance characteristics or other specifications of the battery fall short of our targets, our sales, product pricing and margins would likely be adversely affected.

In addition, we must advance our manufacturing processes to include more automation, such as automated stackers, and to use higher volume tools and processes, such as moving to larger continuous flow equipment. We may encounter delays or unexpected challenges in the delivery, installation and operation of the new equipment. Further, we must build QS-0 to produce engineering samples or prototype cells in the high volumes needed for our development work and to supply to prospective customers for testing. Such a project could encounter significant delays and cost overruns. We must substantially improve our manufacturing processes to increase yield and throughput to achieve the cost, performance and volume levels required for commercial shipments. In addition, our multi-layer battery cells must simultaneously satisfy all of the commercial requirements of our customers.

Any delay in the development or manufacturing scale-up of our solid-state battery cells would negatively impact our business as it will delay time to revenue and negatively impact our customer relationships. Additionally, we may encounter delays in obtaining the necessary regulatory approvals or launching our solid-state battery on the market, including delays in entering into agreements for the supply of component parts and manufacturing tools and supplies. Delays in the launching of our product would materially damage our business, prospects, financial condition, operating results and brand.

We may not be able to establish supply relationships for necessary materials, components or equipment or may be required to pay more than anticipated for components or equipment, which could delay the introduction of our product and negatively impact our business.

We rely on third-party suppliers for components and equipment necessary to develop and manufacture our solid-state batteries, including key supplies, such as our cathode material and manufacturing tools for both our separator and solid-state battery cells. We are collaborating with key suppliers but have not yet entered into agreements for the supply of production quantities of these materials. To the extent that we are unable to enter into commercial agreements with these suppliers on beneficial terms, or these suppliers experience difficulties ramping up their supply of materials to meet our requirements, the introduction of our battery will be delayed. To the extent our suppliers experience any delays in providing or developing the necessary materials, we could experience delays in delivering on our timelines.

We expect to incur significant costs related to procuring materials required to manufacture and assemble our batteries. We expect to use various materials in our batteries that will require us to negotiate purchase agreements and delivery lead-times on advantageous terms. We may not be able to control fluctuation in the prices for these materials or negotiate agreement with suppliers on terms that are beneficial to us. Our business depends on the continued supply of certain proprietary materials for our products. We are exposed to multiple risks relating to the availability and pricing of such materials and components. Substantial increases in the prices for our raw materials or components would increase our operating costs and negatively impact our prospects.

Any disruption in the supply of components, equipment or materials could temporarily disrupt research and development activities or production of our batteries until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components or equipment to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

Currency fluctuations, trade barriers, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key components or equipment for our solid-state batteries or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect our results of operations, financial condition and prospects.

We may be unable to adequately control the costs associated with our operations and the components necessary to build our solid-state battery cells, and, if we are unable to control these costs and achieve cost advantages in our production of our solid-state battery cells at scale, our business will be adversely affected.

We require significant capital to develop and grow our business and expects to incur significant expenses, including those relating to research and development, raw material procurement, leases, sales and distribution as we build our brand and market our batteries, and general and administrative costs as we scale our operations. Our ability to become profitable in the future will not only depend on our ability to successfully market our solid-state batteries and services, but also to control our costs and achieve the target cost projections that we have, including our projected 17% cost advantage when compared to the costs of building traditional lithium-ion batteries at scale. If we are unable to cost efficiently design, manufacture, market, sell and distribute our solid-state batteries and services, our margins, profitability and prospects would be materially and adversely affected. We have not yet produced any solid-state battery cells at the commercial size or in volume and our forecasted cost advantage for the production of these cells at scale, compared to conventional lithium-ion cells, will require us to achieve rates of throughput, use of electricity and consumables, yield, and rate of automation demonstrated for mature battery, battery material, and ceramic manufacturing processes, that we have not yet achieved. If we are unable to achieve these targeted rates, our business will be adversely impacted. In particular, while we have estimated that eliminating the anode host material and the associated manufacturing costs will provide a savings in production at scale of approximately 17% compared to the costs of building traditional lithium-ion batteries at leading manufacturers, that estimate is subject to numerous assumptions and uncertainties. To achieve those savings we will need to achieve significant cost savings in battery design and manufacturing, in addition to the cost savings associated with the elimination of an anode from our solid-state battery cells, while controlling costs associated with the manufacture of our solid-state separator, including achieving substantial improvements in throughput and yield required to hit commercial targets. Further, we will need to capture industry cost savings in the materials, components, equipment, and processes that we share, notably in the cathode, cell design, and factory. We cannot be certain that we will achieve these cost savings or that future efficiency improvements in lithium-ion battery manufacturing will not reduce or eliminate these estimated cost savings.

We rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We rely heavily on complex machinery for our operations and the production of our solid-state battery cells, and this equipment has not yet been qualified to operate at large-scale manufacturing. The work required to integrate this equipment into the production of our solid-state battery cells is time intensive and requires us to work closely with the equipment provider to ensure that it works properly for our unique battery technology. This integration work will involve a significant degree of uncertainty and risk and may result in the delay in the scaling up of production or result in additional cost to our battery cells.

Both our pilot manufacturing facilities and our large-scale manufacturing facility will require large-scale machinery. Such machinery is likely to suffer unexpected malfunctions from time to time and will require repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of our production equipment may significantly affect the intended operational efficiency. In addition, because this equipment has not been used to build solid-state battery cells, the operational performance and costs associated with this equipment can be difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary components of our products in a timely manner and at prices and volumes acceptable to us, environmental hazards and remediation, difficulty or delays in obtaining governmental permits, damages or defects in systems, industrial accidents, fires, seismic activity and other natural disasters.

Operational problems with our manufacturing equipment could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Customer Risks and Risks Related to Our Partnership with Volkswagen

Our relationship with Volkswagen is subject to various risks which could adversely affect our business and future prospects. There are no assurances that we will be able to commercialize solid-state batteries from our joint development relationship with Volkswagen.

We and Volkswagen have formed a joint venture to collaborate on the manufacturing ramp up of our solid-state battery cell. There is no assurance that we will be able to complete the development of the solid-state battery cells in the time frame required by the joint venture arrangements. If we do not complete this development in a timely manner, Volkswagen may terminate its participation in the joint venture. Our joint venture arrangements with Volkswagen provide a framework for our cooperation and requires that we and Volkswagen enter into certain additional arrangements regarding the purchase by the joint venture of solid-state separators from us, the purchase and pricing of the solid-state battery cells that will be produced by the joint venture and sold to Volkswagen, and the terms for licensing our technology to the joint venture. There can be no assurance that we will be able to agree with Volkswagen on these key elements on terms that are financially beneficial for us or that we will be able to enter into the additional arrangements, including any purchase orders, with Volkswagen for commercialization under the joint venture arrangements.

The commercial terms of the purchase by Volkswagen of the output of the joint venture will depend on the performance of our solid-state battery and the demand for the vehicles that Volkswagen develops to utilize the solid-state battery cells that will be produced by the joint venture. If we cannot complete the development of our solid-state battery cells, Volkswagen does not select our solid-state battery cell for commercialization or if there is a delay in the introduction of the Volkswagen vehicles that intend to use our solid-state battery cells, our business will be harmed.

The strong relationship that we have developed with Volkswagen and rights under the joint venture agreement may deter other automotive OEMs from working closely with us. If we are not able to expand our other customer relationships, or if we become too dependent on Volkswagen for our revenue, our business could be harmed.

Volkswagen may have economic, business or legal interests or goals that are inconsistent with our goals. Any significant disagreements with Volkswagen may impede our ability to maximize the benefits of our partnerships and slow the commercialization of our solid-state battery. Our joint venture arrangements may require us, among other things, to pay certain costs or to make certain capital investments or to seek Volkswagen’s consent to take certain actions. In addition, if Volkswagen is unable or unwilling to meet its economic or other obligations under the joint venture arrangements, we may be required to either fulfill those obligations alone to ensure the ongoing success of the joint venture or to dissolve and liquidate the joint venture. These factors could result in a material adverse effect on our business and financial results.

If our batteries fail to perform as expected, our ability to develop, market, and sell our batteries could be harmed.

Once commercial production of our solid-state battery cells commences, our batteries may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls, and design changes. Our batteries are inherently complex and incorporate technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our solid-state batteries. There can be no assurance that we will be able to detect and fix any defects in our solid-state batteries prior to the sale to potential consumers. If our batteries fail to perform as expected, we could lose design wins and customers may delay deliveries, terminate further orders or initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, prospects, and results of operations.

We may not succeed in attracting customers during the development stage or for high volume commercial production, and our future growth and success depend on our ability to attract customers.

We may not succeed in attracting customers during the development stage or for high volume commercial production. For example, we may be unsuccessful at attracting additional customers for QS-0, in which case we may have excess capacity. In addition, if we are unable to attract new customers in need of high-volume commercial production of our products, our business may suffer.

Many of our potential customers tend to be large enterprises. Therefore, our future success will depend on our ability to effectively sell our products to such large customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us and (ii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions.

Our potential customers that are large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. In addition, product purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these potential customers.

If the Put or Call Rights under our joint venture agreements with Volkswagen are exercised, it may have an adverse effect on our liquidity or our stockholders’ ownership could be diluted.

The joint venture structure we agreed to with Volkswagen is intended, in part, to protect our intellectual property. Certain key battery technology will continue to be owned by us and will be provided to the joint venture through a limited license for purposes of QS-1. We and Volkswagen still need to agree on the license terms for this battery technology license for the QS-1 Expansion. The joint venture terminates upon the earliest to occur of (i) Volkswagen exercising specified put rights in the event of, amongst others, (a) a change of control of our company, or (b) the failure by us to meet specified development milestones within certain timeframes, (ii) us exercising specified call rights or Volkswagen exercising specified put rights if, among other things, the parties cannot agree to commercial terms for QS-1 or QS-1 Expansion within certain timeframes, (iii) a certain date after commencement of production of a Volkswagen series production vehicle using our battery cells (or an alternative end date if no such production was commenced after certain technical milestones with respect to our battery cell technology were reached) and (iv) December 31, 2028.

We may not have sufficient funds, borrowing capacity, or other capital resources available to pay for the interests of Volkswagen in cash if it exercises its put rights or to exercise our call rights. Such lack of available funds upon the exercising by Volkswagen of its put rights or by us of our call rights could force us to issue stock at a time we might not otherwise desire to do so in order to purchase the interests of Volkswagen. If we are required or choose to purchase those interests from Volkswagen, we could experience significant cash outflow, our other stockholders could see their holdings diluted through the issuance of shares to finance such payment obligations, and our financial condition and the price of our Class A Common Stock may be adversely affected.

We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers. Currently, there is no historical basis for making judgments on the demand for our batteries or our ability to develop, manufacture, and deliver batteries, or our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of batteries to our potential customers could be delayed, which would harm our business, financial condition and operating results.

Our future growth and success are dependent upon consumers’ willingness to adopt EVs.

Our growth and future demand for our products is highly dependent upon the adoption by consumers of alternative fuel vehicles in general and EVs in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for EVs in general does not develop as expected, or develops more slowly than expected, our business, prospects, financial condition and operating results could be harmed.

Concentration of ownership among Volkswagen and our executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of April 29, 2021, Volkswagen beneficially owns approximately 26% of our Class A Common Stock and 12% of our Class B Common Stock outstanding, representing 14% of the vote, and our executive officers, directors and their affiliates as a group beneficially own approximately 35% of our Class A Common Stock and 63% of our Class B Common Stock outstanding, representing 60% of the vote. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of our amended and restated certificate of incorporation (the “Certificate of Incorporation”) and approval of significant corporate transactions. In addition, Volkswagen holds the right to designate two directors to our Board. This control could have the effect of delaying or preventing a change of control or changes in our management and will make the approval of certain transactions difficult or impossible without the support of these stockholders and of their votes.

Our Intellectual Property Risks

We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of the intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, third parties, including our business partners, may attempt to copy or otherwise obtain and use our intellectual property without our consent. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations and financial condition. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio.

Patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which, would adversely affect our business, prospects, financial condition and operating results.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our products, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from third parties inquiring whether we are infringing their intellectual property rights and/or seek court declarations that they do not infringe upon our intellectual property rights. Companies holding patents or other intellectual property rights relating to batteries, electric motors or electronic power management systems may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling, incorporating or using products that incorporate the challenged intellectual property;

•	pay substantial damages;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

•	redesign our batteries.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology on reasonable terms, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not well-founded, could result in substantial costs and diversion of resources and management’s attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this intellectual property infringes the rights of others. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. Any of our existing or pending patents may be challenged by others on the basis that they are invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed and we are issued patents in accordance with them, we are still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the United States. In addition, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

Our Business Risks

The battery market continues to evolve, is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

The battery market in which we compete continues to evolve and is highly competitive. To date, we have focused our efforts on our lithium-metal solid-state battery technology, which is being designed to outperform conventional lithium-ion battery technology. However, lithium-ion battery technology has been widely adopted and our current competitors have, and future competitors may have, greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may continue to reduce cost and expand supply of conventional batteries and therefore reduce the prospects for our business or negatively impact the ability for us to sell our products at a market-competitive price and yet at sufficient margins.

Many automotive OEMs are researching and investing in solid-state battery efforts and, in some cases, in battery development and production. There are a number of companies seeking to develop alternative approaches to solid-state battery technology, including lithium-metal batteries. We expect competition in battery technology and EVs to intensify due to increased demand for these vehicles and a regulatory push for EVs, continuing globalization, and consolidation in the worldwide automotive industry. Developments in alternative technologies or improvements in batteries technology made by competitors may materially adversely affect the sales, pricing and gross margins of our batteries. If a competing technology is developed that has superior operational or price performance, our business will be harmed. Similarly, if we fail to accurately predict and ensure that our battery technology can address customers’ changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our solid-state batteries, our business will be harmed.

We must continue to commit significant resources to develop our battery technology in order to establish a competitive position, and these commitments will be made without knowing whether such investments will result in products potential customers will accept. There is no assurance we will successfully identify new customer requirements, develop and bring our batteries to market on a timely basis, or that products and technologies developed by others will not render our batteries obsolete or noncompetitive, any of which would adversely affect our business and operating results.

Customers will be less likely to purchase our batteries if they are not convinced that our business will succeed in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed in the long term. Accordingly, in order to build and maintain our business, we must maintain confidence among current and future partners, customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, market unfamiliarity with our products, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of EVs and our eventual production and sales performance compared with market expectations.

If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.

Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel, and our operations may be severely disrupted if we lost their services. As we build our brand and become more well known, there is increased risk that competitors or other companies will seek to hire our personnel. None of our employees are bound by a non-competition agreement. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects.

In addition, we are highly dependent on the services of Jagdeep Singh, our Chief Executive Officer, and other senior technical and management personnel, including our executive officers, who would be difficult to replace. If Mr. Singh or other key personnel were to depart, we may not be able to successfully attract and retain senior leadership necessary to grow our business.

We are an early stage company with a history of financial losses and expect to incur significant expenses and continuing losses for the foreseeable future.

We incurred a net loss of approximately $75.1 million for the three months ended March 31, 2021 and an accumulated deficit of approximately $2.1 billion from our inception in 2010 through the three months ended March 31, 2021. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin significant production of our lithium-metal solid-state batteries, which is not expected to occur until 2024, and may occur later.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things, continue to incur significant expenses in connection with the design, development and manufacturing of our batteries; expand our research and development activities; invest in manufacturing capabilities; build up inventories of components for our batteries; increase our sales and marketing activities; develop our distribution infrastructure; and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic.

We face various risks related to epidemics, pandemics, and other outbreaks, including the recent COVID-19 pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also impacted our potential customers and our suppliers by disrupting the manufacturing, delivery and overall supply chain of battery, EV and equipment manufacturers and suppliers and has led to a global decrease in battery and EV sales in markets around the world.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders,  and business shutdowns. For example, employees at our headquarters located in San Jose, California are subject to a stay-at-home order from the state and local governments. These measures limit operations in our San Jose headquarters and have and may continue to adversely impact our employees, research and development activities and operations and the operations of our suppliers, vendors and business partners, and may negatively impact our sales and marketing activities. In addition, various aspects of our business cannot be conducted remotely, including many aspects of the development and manufacturing of our solid-state material and our battery cells. These measures by government authorities may remain in place for a significant period of time and they are likely to continue to adversely affect our future manufacturing plans, sales and marketing activities, business and results of operations. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, suppliers, vendors and business partners.

The extent to which the COVID-19 pandemic continues to impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating activities can resume. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of the global economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events that may provide guidance as to the effect of the spread of COVID-19, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain.

Our expectations and targets regarding the times when we will achieve various technical, pre-production and production objectives depend in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, we may not achieve these milestones when expected or at all.

Our expectations and targets regarding the times when we will achieve various technical, pre-production and production objectives reflect our current expectations and estimates. Whether we will achieve these objectives when we expect depends on a number of factors, many of which are outside our control, including, but not limited to:

•	success and timing of development activity;

•	unanticipated technical or manufacturing challenges or delays;

•	technological developments relating to lithium-ion, lithium-metal solid-state or other batteries that could adversely affect the commercial potential of our technologies;

•	whether we can obtain sufficient capital to build our manufacturing facilities and sustain and grow our business;

•	adverse developments in our joint venture relationship with Volkswagen, including termination of the joint venture or delays in negotiating commercial terms for QS-1 or QS-1 Expansion;

•	our ability to manage our growth;

•	whether we can manage relationships with key suppliers;

•	our ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and

•	the overall strength and stability of domestic and international economies.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our ability to achieve our objectives when planned and our business, results of operations and financial results.

From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.

We may be involved in a variety of litigation, other claims, suits, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant.

For example, on December 11, 2020, a putative class action lawsuit was filed in the New York State Supreme Court by a purported QuantumScape warrantholder against the Company. We removed the case to federal court. On March 25, 2021, plaintiff amended the complaint to drop the class allegations. The amended complaint alleges, among other things, that plaintiff was entitled to exercise his warrants within 30 days of the closing of the business combination between QuantumScape and Kensington (the “Closing”) and that the proxy statement/prospectus/information statement dated September 21, 2020 and November 12, 2020 is misleading and/or omits material information concerning the exercise of the warrants. The complaint seeks monetary damages for alleged breach of contract, securities law violations, fraud, and negligent misrepresentation.

On December 24, 2020, a lawsuit was filed in the New York State Supreme Court by three purported QuantumScape warrantholders against the Company. The complaint alleges, among other things, that the plaintiffs were entitled to exercise warrants within 30 days of Closing. The complaint also alleges that the proxy statement/prospectus/information statement dated September 21, 2020 and November 12, 2020 is misleading and/or omits material information concerning the exercise of the warrants. The complaint generally seeks monetary damages for alleged breach of contract.

Between January 5, 2021 and January 8, 2021, three putative class action lawsuits were filed in the Northern District of California by purported purchasers of QuantumScape securities against the Company and its Chief Executive Officer or against the Company and certain members of management and the Board of Directors, and VGA.

All three complaints allege that the defendants purportedly made false and/or misleading statements and failed to disclose material adverse facts about our business, operations, and prospects, including information regarding our battery technology. One complaint alleges a purported class that includes all persons who purchased or acquired our securities between December 8, 2020 and December 31, 2020. The other two complaints allege a purported class that includes all persons who purchased or acquired our securities between November 27, 2020 and December 31, 2020. On April 20, 2021, the three actions were consolidated, with the Court appointing lead plaintiff and counsel.

Two shareholder derivative suits were also filed in February 2021 against 11 officers and directors of the Company and have been consolidated into one action. QuantumScape is the nominal defendant. The complaints in the derivative action allege that the individual defendants breached various duties to the Company and contains additional similar allegations based on the same general allegations in the class action complaints described immediately above. VGA was also named as a defendant in the derivative litigation.

On February 26, 2021, a former consultant submitted a demand for arbitration to JAMS, claiming that the Company breached an obligation to extend the term of his consulting agreement. The arbitration demand seeks either 804,350 shares of QuantumScape or damages equal to the value of such shares.

In addition, from time to time, we may also be involved in legal proceedings and investigations arising in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential customers and suppliers; intellectual property matters; personal injury claims; environmental issues; tax matters; and employment matters.

It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, even those without merit, which could harm our business, prospects, operating results, and financial condition. We face inherent risk of exposure to claims in the event our batteries do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our batteries have not yet been commercially tested or mass produced. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our batteries and business and inhibit or prevent commercialization of other future battery candidates, which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our batteries and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Advances in technology, an increased level of sophistication, and expertise of hackers, and new discoveries in the field of cryptography can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data.

The availability and effectiveness of our batteries, and our ability to conduct our business and operations, depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems used in our business, including data centers and other information technology systems, will be vulnerable to damage or interruption. Such systems could also be subject to break-ins, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. We anticipate using outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as us. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service and may adversely affect our business, prospects, financial condition and operating results.

Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, health epidemics such as the ongoing COVID-19 pandemic, and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition, and results of operations.

In recent years, the United States and global economies suffered dramatic downturns as the result of the COVID-19 pandemic, a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The United States and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may negatively impact the demand for our solid-state battery cells and may negatively impact our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Our ability to utilize our net operating loss and tax credit carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change net operating loss carryforwards (“NOLs”), to offset future taxable income. The limitations apply if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. If we have experienced an ownership change at any time since our incorporation, we may already be subject to limitations on our ability to utilize our existing NOLs and other tax attributes to offset taxable income or tax liability. In addition, future changes in our stock ownership, which may be outside of our control, may trigger an ownership change. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we earn net taxable income in the future, our ability to use it or our pre-change NOL carryforwards and other tax attributes to offset such taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to us.

There is also a risk that changes in law or regulatory changes made in response to the need for some jurisdictions to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic or for other unforeseen reasons, including suspensions on the use of net operating losses or tax credits, possibly with retroactive effect, may result in our existing net operating losses or tax credits expiring or otherwise being unavailable to offset future income tax liabilities. A temporary suspension of the use of certain net operating losses and tax credits has been enacted in California, and other states may enact suspensions as well.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our Class A Common Stock.

Our insurance coverage may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do have may include significant deductibles or self-insured retentions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results.

Our management has limited experience in operating a public company.

Some of our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Certain executives’ limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our Company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States.

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require us to carry out activities we have not done previously. For example, we have created new Board committees and adopted new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified, such as our restatement of our previously issued consolidated financial statements and related material weakness as described in this prospectus and as further described in the “Risks Related to the Restatement of our Consolidated Financial Statements”, we have incurred and could incur additional costs rectifying those or new issues, and the existence of these issues could adversely affect our reputation or investor perceptions of it. It will also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or the market in which we operate, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our shares of Class A Common Stock adversely, or provide more favorable relative recommendations about our competitors, the price of our shares of Class A Common Stock would likely decline. If any analyst who may cover us were to cease our coverage of us or fail to regularly publish reports on it, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Our Regulatory Risks

We are subject to substantial regulation and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.

Our batteries, and the sale of EVs and motor vehicles in general, are subject to substantial regulation under international, federal, state and local laws, including export control laws. We expect to incur significant costs in complying with these regulations. Regulations related to the battery and EV industry and alternative energy are currently evolving and we face risks associated with changes to these regulations.

To the extent the laws change, our products may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

Internationally, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. The laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles that may interfere with our ability to commercialize our products could have a negative and material impact on our business, prospects, financial condition and results of operations.

We are subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

We are subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to manufacture with alternative technologies and materials.

Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases to the cost of production.

Our manufacturing process will have hazards such as but not limited to hazardous materials, machines with moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. There may be safety incidents that damage machinery or product, slow or stop production, or harm employees. Consequences may include litigation, regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers’ compensation claims, or other actions that impact our company brand, finances, or ability to operate.

Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on our business.

We will be required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those that were required of us as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.

We qualify as an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and  say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, the stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of the common stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of units in Kensington’s initial public offering. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find our Class A Common Stock less attractive because we will rely on these exemptions, which may result in a less active trading market for our Class A Common Stock and its price may be more volatile.

Risks Related to Ownership of Our Common Stock and Our Certificate of Incorporation and Bylaws Provisions

Our Class A Common Stock has been and may in the future continue to be subject to extreme volatility.

The trading price of our Class A Common Stock has been and may in the future continue to be subject to extreme volatility. For example, from November 27, 2020, the date our Class A Common Stock began trading on the NYSE, through March 31, 2021, our Class A Common Stock has experienced an intra-day trading high of $132.73 per share and an intra-day trading low of $24.50 per share. At certain times during such period, the daily fluctuations in the trading price of our Class A Common Stock were substantially greater than 10%. We cannot predict the magnitude of future fluctuations in the trading price of our Class A Common Stock. The trading price of our Class A Common Stock may be affected by a number of factors, including events described in the risk factors set forth in Amendment No. 2 and in our other reports filed with the SEC from time to time, as well as our operating results, financial condition and other events or factors. Any of the factors listed below could have a material adverse effect on your investment in our securities. Factors affecting the trading price of our securities may include:

•	announcements by us or our competitors regarding technical developments and levels of performance achieved by our or their battery technologies;

•	announcements by us regarding the timing of our production objectives, including regarding QS-0 and QS-1;

•	announcements by us or Volkswagen regarding developments in our relationship with Volkswagen;

•	our ability to bring our products and technologies to market on a timely basis, or at all;

•	our operating results or development efforts failing to meet the expectation of securities analysts or investors in a particular period;

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•	changes in the market’s expectations about our operating results or the EV industry;

•	success of competitors actual or perceived development efforts;

•	changes in financial estimates and recommendations by securities analysts concerning the Company or the battery industry in general;

•	operating and share price performance of other companies that investors deem comparable to the Company;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

•	changes in laws and regulations affecting our business;

•	our ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving the Company;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of Class A Common Stock available for public sale;

•	the level of demand for our stock, including the amount of short interest in our Class A Common Stock;

•	any major change in our Board or management;

•	sales of substantial amounts of the shares of Class A Common Stock by our directors, executive officers or significant stockholders or the perception that such sales could occur;

•

the expiration of contractual lock-up agreements with our executive officers, directors and stockholders, which we have entered into, a significant portion of which expire in May 2021, and any future agreements we may enter into in the future from time to time; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NYSE in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Following certain periods of volatility in the market price of our securities, we may become subject of securities litigation. We have experienced, and may in the future experience additional litigation following periods of volatility. This type of litigation may result in substantial costs and a diversion of management’s attention and resources.

Additionally, the volatility of the stock directly impacts the fair value of the Assumed Common Stock Warrants; hence, continued volatility in our stock price could result in a corresponding volatility in the fair value of the liability associated with the Assumed Common Stock Warrants.

Short sellers may engage in manipulative activity that could drive down the market price of our Class A Common Stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of later buying lower priced identical securities to return to the lender. Accordingly, it is in the interest of a short seller of our Class A Common Stock for the price to decline. Some short sellers publish, or arrange for the publication of, opinions or characterizations regarding which may create negative market momentum. Issuers, like us, whose securities have historically had limited trading history or volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. No assurances can be made that similar declines in the market price of our Class A Common Stock will not occur in the future, in connection with the activities of short sellers.

Sales of substantial amounts of our Class A Common Stock in the public markets, or the perception that such sales could occur, could reduce the price that our Class A Common Stock might otherwise attain.

Sales of a substantial number of shares of our Class A Common Stock in the public market after our March 2021 Public Offering or in connection with the expiration of certain contractual lock-up agreements in May 2021, or the perception that such sales could occur, could adversely affect the market price of our Class A Common Stock and may make it more difficult for you to sell your Class A Common Stock at a time and price that you deem appropriate. As of April 29, 2021, we have approximately 259,611,491 shares of Class A Common Stock and 146,362,452 shares of Class B Common Stock outstanding. All of the shares of Class A Common Stock sold in the March 2021 Public Offering are freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to any of our “affiliates” as defined in Rule 144 under the Securities Act.

In connection with the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, certain holders of the Company’s securities entered into a Registration Rights and Lock-Up Agreement, and certain other lock-up agreements, pursuant to which they agreed to certain restrictions on the transfer of QuantumScape securities.

In addition, in connection with the March 2021 Public Offering, (i) we agreed that, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC on behalf of the underwriters and subject to certain exceptions, we will not offer, sell, or agree to sell, directly or indirectly, any Company securities for a period of 90 days from the date of the final prospectus relating to the March 2021 Public Offering, and (ii) each of our directors and executive officers agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock during the period from the date of such agreement continuing through May 21, 2021, except with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC.

Certain stockholders are entitled to require us to register shares owned by them for public sale in the United States, and we have filed a Registration Statement on Form S-1 (Registration No. 333-251433) (the “Resale S-1”), which the SEC has previously declared effective, to register those shares. However, such Resale S-1 must be amended in connection with the restatement and the SEC will need to declare the amended Resale S-1 effective. In addition, we have filed a registration statement to register shares reserved for future issuance under our equity compensation plans. Subject to there being effective registration statements covering the sales of such shares, the satisfaction of applicable exercise periods and expiration of the lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options and settlement of outstanding restricted stock units will be available for immediate resale in the United States in the open market.

Purchasers of our Class A Common Stock in our March 2021 Public Offering incurred immediate and substantial dilution.

Investors who purchased Class A Common Stock in our March 2021 Public Offering paid a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. This dilution is due to the substantially lower price paid by our investors who purchased shares prior to our March 2021 Public Offering as compared to the price offered to the public in our March 2021 Public Offering, and any previous exercise of stock options granted to our service providers. In addition, as of March 31, 2021, options to purchase shares of our Class A Common Stock and warrants to purchase shares of our Class A Common Stock were outstanding, as set forth elsewhere in this prospectus and the exercise of any of these options or warrants would result in additional dilution. As a result of this dilution, investors who purchased shares in our March 2021 Public Offering may receive less than the purchase price they paid in our March 2021 Public Offering, if anything, in the event of our liquidation.

We have broad discretion in the use of the net proceeds from our March 2021 Public Offering and may not use them effectively.

Our management has broad discretion in the application of the net proceeds from our March 2021 Public Offering, including to provide sufficient funding to build the larger version of QS-0, to fund QS-0 operating expenses, to fund our share of the equity portion of the joint venture’s costs of building the QS-1 Expansion, net of debt intended to be incurred by the joint venture, and for working capital and general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. Because of the number and variability of factors that will determine our use of the net proceeds from our March 2021 Public Offering, our ultimate use of such proceeds may vary substantially from our currently intended use.

The failure by our management to apply these proceeds effectively could harm our business, and we may invest such proceeds in a manner that does not produce income or that loses value, which may negatively impact the market price of our Common Stock.

Our business model of manufacturing solid-state batteries is capital-intensive, and we may not be able to raise additional capital on attractive terms, if at all, which could be dilutive to stockholders. If we cannot raise additional capital when needed, our operations and prospects could be materially and adversely affected.

The development, design, manufacture and sale of batteries is a capital-intensive business, which we currently finance through joint venture arrangements and other third-party financings. As a result of the capital-intensive nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Over time, we expect that we will need to raise additional funds, including through entry into new or extending existing joint venture arrangements, through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as research and development relating to our batteries, the construction of large factories, any significant unplanned or accelerated expenses, and new strategic investments. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to stockholders, and our financial condition, results of operations, business and prospects could be materially and adversely affected.

The dual class structure of our Common Stock has the effect of concentrating voting control with the current holders of Class B Common Stock. This will limit or preclude the ability of other stockholders to influence corporate matters, including the outcome of important transactions, including a change in control.

Shares of Class B Common Stock have 10 votes per share, while shares of Class A Common Stock have one vote per share. Although no one holder or group of holders has control of more than 30% of the voting power of our capital stock, as of April 29, 2021 the holders of the Class B Common Stock control approximately 84% of the voting power of our capital stock and therefore collectively control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Even though these holders are not party to any agreement that requires them to vote together, they may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of us, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of us, and might ultimately affect the market price of shares of our Class A Common Stock.

Anti-takeover provisions in our Certificate of Incorporation, Bylaws and Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our management and limit the market price of our Class A Common Stock.

The Certificate of Incorporation, amended and restated Bylaws (the “Bylaws”) and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our Board. These provisions include:

•	authorizing “blank check” preferred stock, which could be issued by our Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to the Common Stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	prohibiting cumulative voting in the election of directors;

•	providing that vacancies on our Board may be filled only by majority of directors then in office of our Board, even though less than a quorum;

•	prohibiting the ability of our stockholders to call special meetings;

•	establishing an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;

•

requiring that, once there are no longer any outstanding shares of the Class B Common Stock, any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specifying that special meetings of our stockholders can be called only by a majority of our Board, the chair of our Board, or our Chief Executive Officer;

•

requiring that, once there are no longer any outstanding shares of Class B Common Stock, the approval of holders of at least two-thirds of the outstanding voting securities to amend the Bylaws and certain provisions of the Certificate of Incorporation; and

•	reflecting two classes of Common Stock.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”), which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Our Bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a chosen judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Bylaws provide that, unless otherwise consented to by us in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers, or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or (v) any

other action asserting a claim that is governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the U.S. federal courts have exclusive jurisdiction. The Bylaws further provide that, unless otherwise consented to by the Company in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our dual class structure may depress the trading price of the Class A Common Stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of the Class A Common Stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, pursuant to which companies with multiple classes of shares of common stock are excluded. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Common Stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of the Class A Common Stock.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

There can be no assurance that we will be able to comply with the continued listing standards of the NYSE.

In connection with the Closing, we listed our Class A Common Stock and Public Warrants on the NYSE under the symbols “QS” and “QS.WS”, respectively. If the NYSE delists our securities from trading on its exchange for failure to meet the listing standards and we are not able to list such securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Risks Related to Our Assumed Common Stock Warrants

We may redeem unexpired Assumed Common Stock Warrants prior to their exercise at a time that is disadvantageous to Warrantholders.

The Public Warrants are currently exercisable for one share of Class A Common Stock at a price of $11.50 per share. We have the ability to redeem outstanding warrants at any time starting July 30, 2021 for the Public Warrants and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Class A Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we send the notice of redemption to warrantholders and provided certain other conditions are met. If and when the warrants become redeemable by us, we may exercise our redemption rights even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants could force warrantholders (i) to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) to sell their warrants at the then-current market price when they might otherwise wish to hold their warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of their warrants. None of the Private Placement Warrants will be redeemable by us on such terms so long as they are held by the Sponsor or its permitted transferees. Private Placement Warrants that are transferred to non-permitted transferees shall cease to be Private Placement Warrants upon such transfer, and shall become Public Warrants subject to such redemption terms.

In addition, we have the ability to redeem outstanding Assumed Common Stock Warrants starting September 28, 2021 for $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption for a number of Class A Common Stock determined based on the redemption date and the fair market value of Class A Common Stock and provided certain other conditions are met. We would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay fair market value to the warrantholders. We can also redeem the warrants for Class A Common Stock when the Class A Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing our warrantholders with fair market value in the form of shares of our Class A Common Stock. If we choose to redeem our warrants when the Class A Common Stock is trading at a price below the exercise price of our warrants, this could result in our warrantholders receiving fewer shares of our Class A Common Stock than they would have received if they had chosen to wait to exercise their warrants for shares of Class A Common Stock if and when the Class A Common Stock trades at a price higher than the exercise price of $11.50. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when our warrants are “out-of-the-money,” in which case they would lose any potential embedded value from a subsequent increase in the value of the Class A Common Stock had their warrants remained outstanding. Finally, this redemption feature provides a ceiling to the value of their warrants since it locks in the redemption price in the number of Class A Common Stock to be received if we choose to redeem the warrants for Class A Common Stock.

Risks Related to the Restatement of Our Consolidated Financial Statements

We have had to restate our previously issued consolidated financial statements and as part of that process have identified a material weakness in our internal control over financial reporting as of December 31, 2020. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

On April 28, 2021, after consultation with Ernst & Young, our audit committee and management concluded that, in light of the Staff Statement, it was appropriate to restate our previously issued consolidated financial statements as of and for the year ended December 31, 2020. As part of the restatement process, we have identified a material weakness in our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weaknesses. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

We may face litigation and other risks as a result of the restatement and material weakness in our internal control over financial reporting.

As part of the restatement, we identified material weaknesses in our internal controls over financial reporting. As a result of such material weakness, the restatement, the change in accounting for the Assumed Common Stock Warrants, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and the material weakness in our internal control over financial reporting and the preparation of our financial statements. As of the date of this prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company makes forward-looking statements in this prospectus and in documents incorporated herein by reference. All statements, other than statements of present or historical fact included in or incorporated by reference in this prospectus, regarding the Company’s future financial performance, as well as the Company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations, assumptions, hopes, beliefs, intentions and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. The Company cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company, incident to its business.

These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements in this prospectus and in any document incorporated herein by reference should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•

any further changes to our financial statements or this prospectus that may be required due to SEC comments on this prospectus or further guidance regarding the accounting treatment of the Assumed Common Stock Warrants;

•	the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting;

•	the Company’s ability to remediate the material weakness in its internal control over financial reporting;

•	the quantitative effects of the restatement of our previously issued consolidated financial statements as of and for the year ended December 31, 2020;

•

delays in or the inability to achieve our technology development objectives, including high volume production of battery cells at commercial size with acceptable performance, yield, and costs for successful commercialization of our technologies;

•

delays in implementing or the inability to successfully implement the manufacturing processes related automation and technologies necessary for development efforts or for volume production and successful commercialization of our technologies;

•	the inability to establish supply relationships for necessary components or being required to pay higher than anticipated supply costs;

•	our relationship with Volkswagen, including the ability to commercialize solid-state batteries from our joint development relationship with Volkswagen and as a potential customer;

•	the failure of our batteries to perform as expected;

•

the expected operations of our current and planned facilities, including the planned addition of an approximately 200,000 square foot pre-pilot line facility in California (“QS-0”), a 1GWh pilot line (“QS-1”), and subsequently the expansion to the full 21GWh target (“QS-1 Expansion”);

•	the inability to attract customers during the development stage or for high volume commercial production;

•	the Company’s future financial and business performance, including financial projections and business metrics;

•	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	the Company’s ability to scale in a cost-effective manner;

•	the Company’s ability to raise capital;

•	developments relating to the Company’s competitors and industry;

•	the outcome of any known and unknown litigation and regulatory proceedings; and

•	the impact of worldwide economic, political, industry, and market conditions, including the continued effects of the global COVID-19 pandemic.

BACKGROUND OF QUANTUMSCAPE

Business Combination

On the Closing Date, Kensington consummated the Business Combination Agreement. The Company’s Class A Common Stock and Public Warrants are listed on NYSE under the symbols “QS” and “QS.WS”, respectively. The Company’s Class B Common Stock is neither listed nor publicly traded.

Pursuant to the terms of the Business Combination Agreement, a business combination between the Company and Legacy QuantumScape was effected through the merger of Merger Sub with and into Legacy QuantumScape, with Legacy QuantumScape surviving as the surviving company and as a wholly-owned subsidiary of Kensington (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). On the Closing Date, the Company changed its name from Kensington Capital Acquisition Corp. to QuantumScape Corporation.

At the effective time of the Merger (the “Effective Time”), each share of Legacy QuantumScape Class A Common Stock and each share of Legacy QuantumScape Preferred Stock that was convertible into a share of Legacy QuantumScape Class A Common Stock, was canceled and converted into the right to receive shares of the Company’s Class A Common Stock, and each share of Legacy QuantumScape Class B Common Stock and each share of Legacy QuantumScape Preferred Stock that was convertible into a share of Legacy QuantumScape Class B Common Stock was canceled and converted into the right to receive the number of shares of the Company’s Class B Common Stock.

At the Effective Time, each outstanding and unexercised warrant to purchase shares of Legacy QuantumScape capital stock was automatically converted into a warrant to purchase the applicable class of Common Stock, each option to purchase shares of Legacy QuantumScape common stock that was outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an option to purchase the applicable class of Common Stock, and each outstanding restricted stock unit granted by Legacy QuantumScape, immediately prior to the Closing under Legacy QuantumScape option plans or otherwise that was outstanding immediately prior to the Effective Time was converted into a restricted stock unit of the applicable class of Common Stock.

Immediately prior to the Effective Time, the obligation to purchase shares of Legacy QuantumScape’s Series F Preferred Stock (“Legacy QuantumScape Series F Preferred Stock”) became an obligation to purchase shares of Class A Common Stock equal in number to the shares of Class A Common Stock that would have been issued in the Merger in exchange for such shares of Legacy QuantumScape Series F Preferred Stock if such shares of Legacy QuantumScape Series F Preferred Stock had been outstanding prior to the Merger. On December 1, 2020, the Company issued 15,221,334 shares of Class A Common Stock to VGA for $100 million. Effective as of April 28, 2021, an additional 15,221,334 shares of Class A Common Stock was issued to VGA for $100 million pursuant to the achievement of a technical milestone before March 31, 2021.

On November 25, 2020, a number of subscribers (each, a “Subscriber”) purchased from the Company an aggregate of 50,000,000 shares of Class A Common Stock (the “PIPE”), for a purchase price of $10.00 per share and an aggregate purchase price of $500.0 million (the “PIPE Shares”), pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into effective as of September 2, 2020. Pursuant to the Subscription Agreements, the Company gave certain registration rights to the Subscribers with respect to the PIPE Shares. The sale of PIPE Shares was consummated concurrently with the Closing.

As of the open of trading on November 27, 2020, the Class A Common Stock and Public Warrants of the Company, formerly those of Kensington, began trading on NYSE under the symbols “QS” and “QS.WS”, respectively.

The Business Combination was accounted for as a reverse recapitalization. Legacy QuantumScape was deemed the accounting predecessor and the combined entity is the successor SEC registrant, meaning that Legacy QuantumScape’s financial statements for previous periods have and will be disclosed in the registrant’s future periodic reports filed with the SEC. Under this method of accounting, Kensington is treated as the acquired company for financial statement reporting purposes. The most significant changes in the combined company’s reported financial position and results was a $953 million net increase in cash, cash equivalents and marketable securities and a $2.0 billion net impact in total stockholders’ equity, both of which included $230 million cash in Kensington’s trust account, $500 million in gross proceeds from the issuance of the PIPE Shares and $288 million in gross proceeds from the sale of Legacy QuantumScape Series F Preferred Stock on November 25, 2020 and the sale of Class A Common Stock to VGA on December 1, 2020. Total transaction costs were approximately $66 million. The foregoing description of the Business Combination does not take into account the $100 million equity investment by VGA that was subject to completion of a certain technical milestone on or before March 31, 2021 as described above.

USE OF PROCEEDS

All of the Securities offered by the selling securityholders pursuant to this prospectus will be sold by the selling securityholders for their respective accounts. We will not receive any of the proceeds from the sale of the Securities hereunder. We will receive up to an aggregate of approximately $207,650,336.50 from the exercise of the Warrants assuming the exercise in full of all of the Warrants for cash less the amount that will not be received due to cashless exercises. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes.

With respect to the registration of the shares of our Class A Common Stock issuable upon exercise of the Warrants, the selling securityholders will pay any underwriting discounts and commissions incurred by them in disposing of the Securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the Securities covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees, and fees of our counsel and our independent registered public accountants, expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in disposing of the Securities.

With respect to the registration of all other shares of Class A Common Stock and Warrants offered by the selling securityholders pursuant to this prospectus, the selling securityholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the Securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the Securities covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees, and fees of our counsel and our independent registered public accountants.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information and Holders

The Common Stock, Kensington warrants and Kensington units (consisting of one share of Common Stock and one-half of one warrant, the “Units”) were historically quoted on the NYSE under the symbols “KCAC”, “KCAC WS” and “KCAC.U”, respectively. At the Effective Time, the Units automatically separated into the component securities and, as a result, no longer trade as a separate security. On November 27, 2020, the Class A Common Stock and Public Warrants began trading on the NYSE under the new trading symbols “QS” and “QS.WS”, respectively.

As of April 29, 2021, the Company had approximately 259,611,491 shares of Class A Common Stock issued and outstanding held of record by 90 holders, approximately 146,362,452 shares of Class B Common Stock held of record by 31 holders and approximately 8,450,461 warrants, each exercisable for one share of Class A Common Stock at a price of $11.50 per share, held of record by 21 holders.

Dividends

On June 25, 2020, Kensington effected a stock dividend of 718,750 shares of Common Stock, resulting in the Sponsor holding an aggregate of 5,750,000 Sponsor Shares. The Company has not paid any cash dividends on the Class A Common Stock to date. The Company may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, the Company’s results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, the Company’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness the Company or its subsidiaries incur. The Company does not anticipate declaring any cash dividends to holders of the Class A Common Stock in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On November 25, 2020, Kensington acquired us. The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Kensington was treated as the “acquired” company for financial reporting purposes. Except as otherwise provided herein, our financial statement presentation includes (1) the results of Legacy QuantumScape and its consolidated subsidiaries as our accounting predecessor for periods prior to the completion of the Business Combination, and (2) the results of the Company (including the consolidation of Legacy QuantumScape and its subsidiaries) for periods after the completion of the Business Combination.

The following discussion and analysis should be read in conjunction with our audited consolidated financial statement the related notes appearing elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section titled “Risk Factors” as set forth in this prospectus. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “Legacy QuantumScape”, “the Company”, “we”, “us” and “our” refer to the business and operations of Legacy QuantumScape and its consolidated subsidiaries prior to the Business Combination and to QuantumScape Corporation and its consolidated subsidiaries, following the closing of the Business Combination.

Restatement of Previously Issued Consolidated Financial Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations has been amended and restated to give effect to the restatement and revision of our consolidated financial statements as more fully described in the Explanatory Note and in “Note 4—Restatement of Consolidated Financial Statements” to our accompanying consolidated financial statements. For further detail regarding the restatement adjustments, see “Explanatory Note” contained herein.

Overview

We are developing next generation battery technology for electric vehicles (“EVs”) and other applications. We believe that our technology will enable a new category of battery that meets the requirements for broader market adoption. The lithium-metal solid-state battery technology that we are developing is being designed to offer greater energy density, longer life, faster charging, and greater safety when compared to today’s conventional lithium-ion batteries.

We are a development stage company with no revenue to date, have incurred a net loss of approximately $1,681.8 million for the year ended December 31, 2020 and an accumulated deficit of approximately $1,977.6 million from our inception through December 31, 2020. A significant portion of the net loss incurred during the year ended December 31, 2020 is associated with the non-cash fair value adjustment of the Legacy QuantumScape preferred stock tranche liabilities of $999.9 million and the non-cash fair value adjustment of the Assumed Common Stock Warrants of $581.9 million.

Key Trends, Opportunities and Uncertainties

We are pre-revenue company; we believe that our performance and future success depend on several factors that present significant opportunities for us but also pose significant risks and challenges, including those discussed below and in the section titled “Risk Factors” appearing elsewhere in this prospectus.

Product Development

We are developing our battery technology with the goal of enabling commercial production in 2024. We have validated capabilities of our solid-state separator and battery technology in single-layer solid-state cells. We are now working to develop multi-layer cells, to continue improving yield and performance and to optimize all components of the cell.

We have described our research and development programs to make further improvements to our battery technology, including improvements to battery performance and cost under “Business—Research and Development.” Major remaining development activities include, but are not limited to:

•

Multi-layering. To date, we have only produced single-layer solid-state cells at the commercially relevant size (70x85mm) and four-layer cells at a smaller size (30x30mm). In order to produce commercially-viable solid-state battery cells, we must produce battery cells which may require from several dozen to over one hundred layers, depending on our customers’ requirements, and to do so in the commercially relevant size. We will need substantial development and to overcome the challenges in creating these cells and implement the appropriate cell design for our solid-state battery cell.

•	Continued improvement in the solid-state separator. We are working to improve the reliability and performance of our solid-state separator, including decreasing the thickness.

•

Integration of advanced cathode materials. We benefit from industry cathode chemistry improvements and/or cost reduction. Our solid-state separator platform is being designed to enable some of the most promising next-generation cathode technologies, including high voltage or high capacity cathode active materials.

Our team of over 300 scientists, engineers, technicians, and other staff is highly motivated and committed to solving these challenges ahead. However, any delays in the completion of these tasks will require additional cash use and delay market entry. As we grow our team, size of engineering pilot line, and materials consumption, the rate of cash utilization as a function of time will also increase significantly.

Process Development

Our architecture depends on our proprietary solid-state ceramic separator which we will manufacture ourselves. Though our separator’s design is unique, its manufacturing relies on well-established, high-volume production processes currently deployed globally in other industries at large scale.

The solid-state separator is being designed to enable our ‘anode-free’ architecture. As manufactured, the cell has no anode; the lithium-metal anode is formed during the first charge of the cell; 100% of the lithium that forms the anode comes from the cathode material we purchase. Eliminating the anode bill of materials and associated manufacturing costs found in conventional lithium-ion cells could result in a meaningful cost of goods sold advantage for us. In addition, our solid-state battery cell is being designed to reduce the time and capital-intensity of the formation process step as compared to conventional lithium-ion manufacturing.

We are focused on both the continued expansion of the throughput and capability of our San Jose engineering line and QS-0 as well as the planning and execution of our initial Pilot Facility for our first commercial manufacturing facility.

Continued expansion of the throughput and capability of our San Jose engineering line and QS-0 serves two purposes. First, the engineering line and QS-0 provides a sufficient quantity of solid-state separators and cells for internal development and for customer sampling. And second, our San Jose engineering line provides the basis for continued manufacturing process development and helps inform tool selection and specifications for equipment for our Pilot Facility. Delays in the successful buildout of our San Jose engineering line may impact both our development and the Pilot Facility timelines.

Capturing our forecasted cost advantage at scale as compared to conventional lithium-ion cells will require our team to continue process development to achieve rates of throughput, use of electricity and consumables, yield, and rate of automation demonstrated of mature battery, battery material, and ceramic manufacturing processes. Notably, heat treatment of ceramic parts is a process step in ceramic manufacturing critical to both quality and product cost. We believe achieving required process cost advances is possible; our processes are designed around tools which are already used at scale in the battery or ceramics industries. In addition, we are investigating alternative processing methods that may further increase the capital efficiency of the process. However, delay or failure on these fronts, and in particular with respect to ceramic heat treatment, would result in a higher cost of goods sold, which may limit our ability to profitably sell our batteries.

Commercialization and Market Focus

As noted above, we will continue developing our battery technology with the goal of enabling commercial production in 2024; we have validated the performance capabilities of our solid-state separator and battery technology in single-layer solid-state cells at the commercially relevant size (70x85mm) and four-layer solid-state battery cells at a smaller size (30x30mm); and are now working to develop multi-layer cells at the commercially relevant size, to continue improving yield and performance and to optimize all components of the cell. We will continue to work to further develop and validate the volume manufacturing processes to enable high volume manufacturing and minimize manufacturing costs. We will continue to work on increasing the yield of our separators to reduce scrappage and to increase utilization of manufacturing tools. The funds available to us will enable us to expand and accelerate research and development activities and undertake additional initiatives. Finally, we will continue to use and expand on our engineering line in San Jose, California to prepare for high volume manufacturing and plan our first commercial production Pilot Facility through our joint venture partnership with Volkswagen, including the recently announced planned expansion into our QS-0 facility.

The joint venture partnership with Volkswagen is described in the section titled “Business” and the sub-section titled “Joint Venture Relationship” appearing elsewhere in this prospectus. The Pilot Facility to be built and run by QSV, the joint venture between us and Volkswagen and the 20GWh expansion of the Pilot Facility would represent a small fraction of Volkswagen’s demand for batteries and implies vehicle volumes under 2.4% of Volkswagen’s total production in 2020, assuming a 100KWh pack size. Our goal is to significantly expand the production capacity of the joint venture, in partnership with Volkswagen, to meet more of their projected demand. While we expect Volkswagen will be the first to commercialize vehicles using our battery technology, we intend to work closely with other automotive original equipment manufacturers (“OEMs”) to make our solid-state battery cells widely available over time. We are focused on automotive EV applications, which have the most stringent set of requirements for batteries. However, we recognize that our solid-state battery technology has applicability in other large and growing markets including stationary storage and consumer electronics such as smartphones and wearables.

Our technology enables a variety of business models. In addition to joint ventures, such as the one with Volkswagen, we may operate solely-owned manufacturing facilities or license technology to other manufacturers. Where appropriate, we may build and sell separators rather than complete battery cells. We intend to continue to invest in research and development to improve battery cell performance, improve manufacturing processes, and reduce cost.

Access to Capital

Following the Business Combination, the March 2021 Public Offering, and assuming we experience no significant delays in the research and development of our solid-state battery cells, we believe that our cash resources are sufficient to fund our initial start of production, to build the larger version of QS-0, to fund QS-0 operating expenses, and to fund all but an estimated $100-200 million of our share of the equity portion of the joint venture’s costs of building the QS-1 Expansion, net of debt intended to be incurred by the joint venture. However, any delays could materially impact us.

Regulatory Landscape

We operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time, particularly in hazardous waste generation and disposal and pollution control. Regulations in our target markets include economic incentives to purchasers of EVs, tax credits for EV manufacturers, and economic penalties that may apply to a car manufacturer based on its fleet-wide emissions which may indirectly benefit us in that the regulations will expand the market size of EVs. While we expect environmental regulations to provide a tailwind to our growth, it is possible for certain regulations to result in margin pressures. Trade restrictions and tariffs, while historically minimal between the European Union and the United States where most of our production and sales are expected, are subject to unknown and unpredictable change that could impact our ability to meet projected sales or margins.

Basis of Presentation

We currently conduct our business through one operating segment. As a pre-revenue company with no commercial operations, our activities to date have been limited and were conducted primarily in the United States. Our historical results are reported under GAAP and in U.S. dollars. Upon commencement of commercial operations, we expect to expand our global operations substantially, including in the United States and the European Union, and as a result we expect our future results to be sensitive to foreign currency transaction and translation risks and other financial risks that are not reflected in our historical financial statements. As a result, we expect that the financial results we report for periods after we begin commercial operations will not be comparable to the financial results included in this prospectus.

Components of Results of Operations

We are a research and development stage company and our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or projected results of operations.

Research and Development Expense

To date, our research and development expenses have consisted primarily of personnel-related expenses for scientists, experienced engineers and technicians as well as costs associated with the expansion and ramp up of our engineering facility in San Jose, California, including the material and supplies to support the product development and process engineering efforts. As we ramp up our engineering operations to complete the development of our solid-state, lithium-metal batteries and required process engineering to meet automotive cost targets, we anticipate that research and development expenses will increase significantly for the foreseeable future as we expand our hiring of scientists, engineers, and technicians and continue to invest in additional plant and equipment for product development (e.g. multi-layer cell stacking, packaging engineering), building prototypes, and testing of battery cells as our team works to meet the full set of automotive product requirements.

General and Administrative Expense

General and administrative expenses consist mainly of personnel-related expenses for our executive, sales and marketing and other administrative functions and expenses for director and officer insurance and outside professional services, including legal, accounting and other advisory services. We are rapidly expanding our personnel headcount, in anticipation of planning for and supporting the ramping up of commercial manufacturing operations and being a public company. Accordingly, we expect our general and administrative expenses to increase significantly in the near term and for the foreseeable future. Upon commencement of commercial operations, we also expect general and administrative expenses to include customer and sales support and advertising costs.

Change in Fair Value of Series F Convertible Preferred Stock Tranche Liability

A portion of the convertible preferred stock tranche liabilities were settled upon the issuance of the shares of Series F Preferred Stock concurrent with the Business Combination, and the remaining commitment to issues shares of Class A Common Stock pursuant to the Series F Stock Purchase Agreements and the Legacy QuantumScape convertible preferred stock warrants became equity classified upon the consummation of the Business Combination. Accordingly, the Company does not expect to incur incremental fair value adjustments related to the Legacy QuantumScape convertible preferred stock tranche liabilities and convertible preferred stock warrants in future periods.

Change in Fair Value of Assumed Common Stock Warrant Liability

The change in fair value of Assumed Common Stock Warrant liabilities consists of the change in fair value of the Public Warrants and Private Placement Warrants assumed in connection with the Business Combination. We expect to incur an incremental income (expense) for the fair value adjustments for the outstanding Assumed Common Stock Warrant liabilities at the end of each reporting period or through the exercise of the warrants.

Interest and Other Income (Expense)

Our interest and other income (expense) consists of interest income from marketable securities, sublease income, and interest expense related to fair value adjustments for our Legacy QuantumScape convertible preferred stock warrants.

Income Tax Expense / Benefit

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We maintain a valuation allowance against the full value of our U.S. and state net deferred tax assets because we believe the recoverability of the tax assets is not more likely than not.

Results of Operations

Comparison of the Three Months Ended March 31, 2021 to the Three Months Ended March 31, 2020

The following table sets forth our historical operating results for the periods indicated (amounts in thousands):

	Three Months Ended March 31,		$	%
	2021	2020	Change	Change
Operating expenses:
Research and development	$29,465	$13,347	$16,118	121%
General and administrative	15,210	2,569	12,641	492%

Total operating expenses	44,675	15,916	28,759	45%

Loss from operations	(44,675)	(15,916)	(28,759)	45%

Other income:
Interest income	247	538	(291)	(54)%
Change in fair value of assumed common stock warrant liabilities	(30,764)	—	(30,764)	100%
Other income	103	—	103	100%

Total other income:	(30,414)	538	(30,952)	(5753)%

Net loss	(75,089)	(15,378)	(59,711)	388%
Less: Net (loss) income attributable to non-controlling interest	(10)	(4)	(6)	150%

Net loss attributable to common stockholders	$(75,079)	$(15,374)	$(59,705)	388%

Research and Development

The increase in research and development expense primarily resulted from the $7.1 million increase in personnel cost due to the growth in research and development headcount to support technology development, an increase of $1.5 million in material supplies to support the increase of research and development cell builds in our commercial form factor, an increase of $0.8 million related to depreciation and amortization and a $1.8 million increase in facility, professional fees and outside services related to the growth in research and development. These costs were partially offset by a decrease in travel related expenditures. Additionally, non-cash stock-based compensation expense increased by $5.0 million from $1.4 million for the three months ended March 31, 2020 to $6.4 million for the three months ended March 31, 2021 primarily due to the effect of restricted stock unit (“RSU”) grants in the second half of fiscal 2020 and RSUs granted during the three months ended March 31, 2021.

General and Administrative

The increase in general and administrative expenses is due in part to the increase of $4.5 million for stock-based compensation in the three months ended March 31, 2021 for employees and director grants in 2020 and RSUs granted during the three months ended March 31, 2021. Additionally, professional fees and other corporate overhead expenses increased by $3.0 million due to costs associated with business growth, personnel costs increased by $2.8 million due to the headcount increase to support business growth and director and officer insurance expenses increased by $1.8 million.

Interest Income

The decrease in interest income was due to lower interest rate on cash investments.

Change in Fair value of Assumed Common Stock Warrant Liability

The change in fair value of Assumed Common Stock Warrant liabilities was due to the change in the estimated fair value of the Public and Private Placement Warrants.

As of March 31, 2021, we had 2,010,225 Public Warrants and 6,650,000 Private Placement Warrants outstanding.

Other Income

Other income for the three months ended March 31, 2021 primarily consisted of a gain on the disposal of fixed assets, as compared to other income for the year ended March 31, 2020 which was related to sublease income.

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019

The following table sets forth our historical operating results for the periods indicated (amounts in thousands):

	Year Ended December 31,		$	%
	2020	2019	Change	Change
	(Restated)
Operating expenses:
Research and development	$65,103	$45,944	$19,159	42%
General and administrative	15,918	9,874	6,044	61%

Total operating expenses	81,021	55,818	25,203	45%
Loss from operations	(81,021)	(55,818)	(25,203)	45%

Other (expense) income:
Interest expense	(20,765)	(94)	(20,671)	21990%
Interest income	1,093	3,608	(2,515)	(70)%
Change in fair value of Series F convertible preferred stock tranche liabilities	(999,987)	—	(999,987)	100%
Change in fair value of assumed common stock warrant liabilities	(581,863)	—	(581,863)	100%
Other income	760	1,041	(281)	(27)%

Total other (expense) income:	(1,600,762)	4,555	(1,605,317)	(35243)%

Net loss	(1,681,783)	(51,263)	(1,630,520)	3181%
Less: Net (loss) income attributable to non-controlling interest	(6)	20	(26)	(130)%

Net loss attributable to common stockholders	$(1,681,777)	$(51,283)	$(1,630,494)	3179%

Research and Development

The increase in research and development expense primarily resulted from the $7.2 million increase in personnel cost due to the growth in research and development headcount to support technology development, an increase of $2.2 million in material supplies to support the increase of research and development cell builds in our commercial form factor, an increase of $1.9 million related to depreciation and amortization and a $2.5 million increase in facility, professional fees and outside services related to the growth in research and development. These costs were partially offset by a decrease in travel related expenditures. Additionally, non-cash stock-based compensation expense increased by $5.8 million from $4.1 million for the year ended December 31, 2019 to $9.9 million for the year ended December 31, 2020 due to the effect of refresh option grants in June 2019 and retention restricted stock unit (“RSU”) grants to employees in 2020.

General and Administrative

The increase in general and administrative expenses is due in part to the increase of $4.4 million for stock-based compensation in the year ended December 31, 2020 for employees and director refresh grants in December 2019 and RSU grants to employees in 2020. Additionally, personnel costs increased by $0.8 million due to the headcount increase to support business growth and director and officer insurance expenses increased by $0.7 million.

Interest Expense

Interest expense primarily represents the non-cash fair value adjustment of the warrants to purchase shares of our Series A Preferred Stock and our Series C Preferred Stock. Prior to the Business Combination, the commitments were considered free standing financial instruments and are subject to fair value measurement at issuance and at each reporting period. The increase in the fair value of the warrants was due to the accretion in the valuation of the underlying convertible preferred stock prior to the Business Combination. In connection with the Business Combination, the fair value of the warrants to purchase these shares of our Preferred Stock were adjusted based on the fair value of the underlying common stock. The warrant liability was reclassified to additional paid-in capital and there will be no further re-measurement of these warrants.

Interest Income

The decrease in interest income was due to the reduction of market interest rates and due to the decrease of our marketable securities balance prior to the Business Combination.

Change in Fair Value of Series F Convertible Preferred Stock Tranche Liability

The change in fair value of Series F convertible preferred stock tranche liability represents the non-cash fair value adjustment of our preferred stock tranche liabilities. In May 2020 and August 2020, we entered into the commitment to sell, and investors commitment to buy, the Series F Preferred Stock totaling up to $388.0 million in gross proceeds. Approximately $188.0 million closed in connection with the Business Combination and $100.0 million closed on December 1, 2020. An additional $100.0 million closed subsequent to the period ended March 31, 2021 based on our achievement of a specified technical milestone before March 31, 2021, which represents the second and final closing pursuant to the Series F Preferred Stock Purchase Agreements.

Prior to the Business Combination, the commitments were considered free standing financial instruments and were classified as liabilities and subject to fair value measurement at issuance and at each reporting period. Concurrent with the Business Combination, the entire commitment was adjusted based on the fair value of the underlying common stock and a portion of the convertible preferred stock tranche liabilities were settled upon the issuance of the shares of Series F Preferred Stock. Additionally, the remaining commitment to issues shares of Class A Common Stock pursuant to the Series F Stock Purchase Agreements became equity classified and were reclassified to additional paid-in capital, with no further remeasurement required.

Change in Fair Value of Assumed Common Stock Warrant Liability

We assumed 11,499,989 Public Warrants and 6,650,000 Private Placement Warrants in connection with the Business Combination, all of which remained outstanding as of December 31, 2020. The change in fair value of Assumed Common Stock Warrant liabilities was due to the increase in the estimated fair value of the Public Warrants and Private Placement warrants subsequent to the Business Combination.

As of March 31, 2021, we had 2,010,225 Public Warrants and 6,650,000 Private Placement Warrants outstanding.

Other Income

Other income for the year ended December 31, 2020 consisted of the receipt for a legal settlement, as compared to other income for the year ended December 31, 2019 which was related to sublease income.

Liquidity and Capital Resources

As of March 31, 2021 and December 31, 2020, our principal sources of liquidity were our cash and cash equivalents and marketable securities in the amount of $1.5 billion and $997.6 million, respectively. Our cash equivalents are invested in U.S. Treasury money market funds and short-term U.S. Treasury notes and bonds. Our marketable securities are primarily invested in U.S. Treasury notes and bonds.

We have yet to generate any revenue from our business operations. To date, we have funded our capital expenditure and working capital requirements through equity as further discussed below. Our ability to successfully develop our products, commence commercial operations and expand our business will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate cash flows from operations.

Prior to the Business Combination, we financed our operations primarily from the sales of redeemable convertible preferred stock. In connection with the Business Combination, we received net cash proceeds of approximately $676.9 million. Additionally, after the Business Combination, we received proceeds from the Series F Preferred Stock agreements described above under “Other Expense”.

In March 2021, the Company completed the March 2021 Public Offering for aggregate net cash proceeds of $463.8 million.

We believe that our cash on hand will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this filing, and is also sufficient to build the larger version of QS-0, fund QS-0 operating expenses, fund all but an estimated $100-200 million of our share of the equity portion of the joint venture’s costs of building the QS-1 Expansion, net of debt intended to be incurred by the joint venture, and fund our operations until we initially commence production of the pilot line solid-state battery through the first commercial sales, assuming QuantumScape is able to do so as currently contemplated. We may, however, need additional cash resources due to changed business conditions or other developments, including unanticipated delays in negotiations with OEMs and tier-one automotive suppliers or other suppliers, supply chain challenges, disruptions due to the COVID-19 pandemic, competitive pressures, and regulatory developments, among other developments. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have an adverse impact on our business and financial prospects.

Cash Flows

The following table provides a summary of our cash flow data for the periods indicated (amounts in thousands):

	Three Months Ended March 31,
	2021	2020
Net cash used in operating activities	$(21,536)	$(11,481)
Net cash provided by investing activities	97,839	27,066
Net cash provided by financing activities	572,822	13

	Year Ended December 31,
	2020	2019
	(Restated)
Net cash used in operating activities	$(61,263)	$(41,731)
Net cash (used in) provided by investing activities	(802,648)	33,301
Net cash provided by financing activities	953,724	394

Cash Used in Operating Activities

Our cash flows used in operating activities to date have been primarily comprised of payroll, material and supplies, facilities expense, and professional service related to research and development and general and administrative activities. As we continue to ramp up hiring for technical headcount to accelerate our engineering efforts ahead of starting the pilot line operations, we expect our cash used in operating activities to increase significantly before we start to generate any material cash flows from our business.

The most significant component of our cash used during the three months ended March 31, 2021 was a net loss of $75.1 million, which included non-cash expenses of $30.8 million related to the change in fair value of Assumed Common Stock Warrant liabilities, $11.7 million related to stock-based compensation and $2.2 million related to depreciation and amortization.

The most significant component of cash used during the three months ended March 31, 2020 was a net loss of $15.4 million, which included non-cash expenses of $2.2 million related to stock-based compensation and $1.4 million related to depreciation and amortization.

The most significant component of our cash used during the year ended December 31, 2020 was a net loss of $1,681.8 million, which included non-cash expenses of $581.9 million for the change in fair value of the Assumed Common Stock Warrants, $20.8 million for the change in the fair value of Legacy QuantumScape convertible preferred stock warrants, and $999.9 million for the issuance and change in the fair value of the Legacy QuantumScape Series F Preferred Stock tranche liabilities, $17.0 million related to stock based compensation and $7.5 million related to depreciation and amortization.

The most significant component of cash used during the year ended December 31, 2019 was a net loss of $51.3 million, which included non-cash expenses of $5.6 million related to depreciation and amortization and $6.8 million related to stock-based compensation.

Cash Flows from Investing Activities

Our cash flows from investing activities, to date, have been comprised of purchases of property and equipment and purchases and maturities of our marketable securities. We expect the costs to acquire property and equipment to increase substantially in the near future as we fully build out our engineering lines as well as acquire the property and equipment for QS-0 and the pilot line of the separator and cell manufacturing operations.

Proceeds from the maturities of marketable securities increased to $111.0 million for the three months ended March 31, 2021, as compared to $32.0 million for the three months ended March 31, 2020 due to the timing of the maturity of securities. Cash used for property and equipment purchases in the three months ended March 31, 2021 was $13.3 million, a significant increase over the $4.9 million of cash used for equipment purchases in the three months ended March 31, 2020.

Cash used for the purchase of marketable securities increased $695.2 million to $891.6 million for the year ended December 31, 2020, as compared to $196.4 million for the year ended December 31, 2019 due to the investment of proceeds from the Business Combination and the convertible Series F Preferred Stock financing. Proceeds from the maturities of marketable securities decreased $126.5 million to $113.0 million for the year ended December 31, 2020, as compared to $239.5 million for the year ended December 31, 2019 due to the timing of the maturity of securities. Cash used for property and equipment purchases in the year ended December 31, 2020 was $24.1 million, a significant increase over the $9.8 million of cash used for equipment purchases in the year ended December 31, 2019.

Cash Flows from Financing Activities

The increase in cash provided by financing activities is due to $463.8 million in net proceeds received from the March 2021 Public Offering, $109.1 million received from the exercise of Public Warrants, and approximately $0.9 million received from the exercise of stock options during the three months ended March 31, 2021.

Cash received from financing activities during the three months ended March 31, 2020 is related to proceeds received from the exercise of stock options.

Prior to the Business Combination, we financed our operations primarily through the sale of equity securities including agreements for the sale of Legacy QuantumScape Series F Preferred Stock for $388 million (before fees and expenses) in gross proceeds, of which $288 million (before fees and expenses) of the purchase commitment has been sold, and $100 million of the purchase commitment was subject to completion of a certain technical milestone that was achieved at end of the first quarter of 2021 and were received subsequent to March 31, 2021.

The increase in cash provided by financing activities for the year ended December 31, 2020 is due to $676.9 million in net proceeds received from the Business Combination and related PIPE financing, as well as $276.3 million in net proceeds received from the Legacy QuantumScape Series F Preferred Stock agreements discussed above.

Off-Balance Sheet Arrangements

QuantumScape is not a party to any off-balance sheet arrangements, as defined under SEC rules.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with U.S. GAAP. In the preparation of these financial statements, we are required to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods.

We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the consolidated financial statements. Our significant accounting policies are described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. We have the critical accounting policies and estimates which are described below.

Stock-Based Compensation

We recognize the cost of share-based awards granted to employees and directors based on the estimated grant-date fair value of the awards. Cost is recognized on a straight-line basis over the service period, which is generally the vesting period of the award. We reverse previously recognized costs for unvested awards in the period that forfeitures occur. We determine the fair value of stock options using the Black-Scholes option pricing model, which is impacted by the following assumptions:

•	Expected Term—We use the simplified method when calculating the expected term due to insufficient historical exercise data.

•	Expected Volatility—Given the limited market trading history of our common stock, volatility is based on a benchmark of comparable companies within the automotive and energy storage industries.

•	Expected Dividend Yield—We have never paid any cash dividends on common stock and do not anticipate doing so in the foreseeable future.

•	Risk-Free Interest Rate—The interest rates used are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

Common Stock Valuations

Prior to the Business Combination, the grant date fair value of our common stock was typically determined by our board of directors with the assistance of management and a third-party valuation specialist. Given its pre-revenue stage of development, our management believed that an Option Pricing Model (“OPM”) was the most appropriate method for allocating enterprise value to determine the estimated fair value of Common Stock prior to the Business Combination. Application of the OPM involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of future events. The deemed fair value for common stock for options and restricted stock units granted in August 2020 and September 2020 (prior to the announcement of the Business Combination) were based on the accreted estimated Business Combination price per the Business Combination Agreement. There were no grants of options to purchase common stock or restricted stock units subsequent to September 2, 2020 for us. Subsequent to the Business Combination, the Board determines the fair value of the Common Stock based on the closing market price on or around the date of grant.

Redeemable Convertible Preferred Stock Warrant Liabilities

Prior to the Business Combination, warrants to purchase shares of redeemable convertible preferred stock were classified as liabilities on the Consolidated Balance Sheets at fair value upon issuance because the underlying shares of redeemable convertible preferred stock were redeemable outside of our control. The initial liability recorded was adjusted for changes in the fair value at each reporting date and recorded as interest expense in the accompanying Consolidated Statements of Operations and Comprehensive Loss. In connection with the Business Combination, the warrant liabilities were adjusted based on the fair value of the underlying common stock. The warrant liabilities became classified as equity as the shares issuable upon exercise of the warrants are shares of the Class A Common Stock, and the fair value of the warrants were reclassified to additional paid-in capital, with no further remeasurement required.

Convertible Preferred Stock Tranche Liabilities

Prior to the Business Combination, the obligation to issue, and the Company’s investors’ right to purchase, shares of redeemable convertible Series F Preferred Stock represented a freestanding financial instrument classified as liabilities (the “tranche liabilities”). The tranche liabilities were initially recorded at fair value and remeasured at each reporting period with gains and losses arising from subsequent changes in its fair value recognized in Change in fair value of Series F convertible preferred stock tranche liabilities in the Consolidated Statements of Operations and Comprehensive Loss. Concurrent with the Business Combination, the entire commitment was adjusted based on the fair value of the underlying common stock and a portion of the convertible preferred stock tranche liabilities were settled upon the issuance of the shares of Series F Preferred Stock. The remaining commitment to issue shares of Class A Common Stock pursuant to the Series F Stock Purchase Agreements became equity classified and were reclassified to additional paid-in capital with no further remeasurement required.

Assumed Common Stock Warrant Liabilities

The Company assumed 11,499,989 Public Warrants and 6,650,000 Private Placement Warrants upon the Business Combination, all of which were issued in connection with Kensington’s initial public offering (other than 75,000 Private Placement Warrants that were issued in connection with the closing of the Business Combination) and entitle the holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. All of the Assumed Common Stock Warrants remained outstanding as of December 31, 2020. The Public Warrants are publicly traded and are exercisable for cash unless certain conditions occur, such as the failure to have an effective registration statement related to the shares issuable upon exercise or redemption by the Company under certain conditions at which time the warrants may be cashless exercised. The Private Placement Warrants are transferable, assignable or salable in certain limited exceptions. The Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will cease to be Private Placement Warrants, and become Public Warrants and be redeemable by the Company and exercisable by such holders on the same basis as the other Public Warrants.

The Company evaluated the Assumed Common Stock Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and concluded they do not meet the criteria to be classified in stockholders’ equity. Specifically, the exercise of the Assumed Common Stock Warrants may be settled in cash upon the occurrence of a tender offer or exchange that involves 50% or more of our Class A stockholders. Because not all of the voting stockholders need to participate in such tender offer or exchange to trigger the potential cash settlement and the Company does not control the occurrence of such an event, the Company concluded that the Assumed Common Stock Warrants do not meet the conditions to be classified in equity. Since the Assumed Common Stock Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value, with subsequent changes in their respective fair values recognized in the Change in fair value of assumed common stock warrant liabilities within the Consolidated Statement of Operations and Comprehensive Loss at each reporting date. The Public Warrants were publicly traded and thus had an observable market price to estimate fair value, and the Private Placement Warrants were effectively valued similar to the Public Warrants, as described in Note 6 to the consolidated financial statements.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”) and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. The Company expects to remain an emerging growth company at least through the end of second quarter of 2021 and expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Recent Accounting Pronouncements

See Note 3 to the audited consolidated financial statements as of and for the year ended December 31, 2020 and Note 3 to the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2021 in this prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our, to the extent it has made one, of their potential impact on our financial condition and its results of operations and cash flows.

Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to a variety of markets and other risks including the effects of change in interest rates, inflation and foreign currency translation and transaction risks as well as risks to the availability of funding sources, hazard events and specific asset risks.

Interest Rate Risk

The market interest risk in our financial instruments and our financial positions represents the potential loss arising from adverse changes in interest rates. As of March 31, 2021 and December 31, 2020, we had cash and cash equivalents and marketable securities of $1.5 billion and $997.6 million, respectively, consisting of interest-bearing money market accounts and marketable securities, for which the fair market value would be affected by change in the general level of U.S. interest rates. However, due to the short-term maturities and the low-risk profile of our investments, an immediate 10% change in the interest rate would not have a material effect on the fair market value of our cash and cash equivalents and marketable securities.

Foreign Currency Risk

Our functional currency is the U.S. dollar, while certain of our current and future subsidiaries will be expected to have other functional currencies, reflecting their principal operating markets. Once we commence phase 1 pilot operations, we expect to be exposed to both currency transaction and translation risk. To date, we have not had material exposure to foreign currency fluctuations and have not hedged such exposure, although we may do so in the future.

BUSINESS

Overview

QuantumScape is developing next generation battery technology for EVs and other applications.

We are at the beginning of a forecasted once-in-a-century shift in automotive powertrains, from internal combustion engines to clean EVs. While EV adoption is advancing, principally in the premium passenger car market, the IEA estimated that only approximately 3% of new sales of global light-vehicles in 2020 were EV’s. We believe that fundamental limitations of lithium-ion battery technology—limitations that affect range, useful life, charging time, cost and safety—inhibit more widespread adoption of EVs. We believe the market needs a step change in battery technology to make mass market EVs competitive with the fossil fuel alternative.

We have spent the last decade developing a proprietary solid-state battery technology to meet this challenge. Our lithium-metal solid-state battery technology is intended to provide greater energy density, longer life, faster charging, and greater safety than today’s lithium-ion batteries.

Over the last eight years we have developed a strong partnership with VGA and Volkswagen. Volkswagen is one of the largest car companies in the world and intends to be a leader in EVs. Volkswagen has announced plans to launch more than 70 new EV models and build more than 25 million vehicles on electric platforms by the end of the decade. Over the last eight years Volkswagen has invested and committed to invest in us, subject, in one case, to certain closing conditions that have not yet been satisfied, a total of more than $300 million and has established a joint venture with us to enable an industrial level of production of our solid-state batteries. As 50-50 partners in the joint venture with Volkswagen, we expect to share equally in the revenue and profit from the joint venture. Over the course of our relationship, Volkswagen has successfully tested multiple generations of certain of our single-layer, laboratory cells at industry-accepted automotive rates of power (power is the rate at which a battery can be charged and discharged). We believe no other lithium-metal battery technology has demonstrated the capability of achieving automotive rates of power with acceptable battery life.

While we expect Volkswagen will be the first to commercialize vehicles using our battery technology, we intend to work closely with other automotive OEMs to make our solid-state battery cells widely available over time. Our joint venture agreement with Volkswagen provides that the facility to be built by the joint venture will be the first commercial-scale facility to manufacture our battery technology for automotive applications, but the agreement permits us to work in parallel with other automotive OEMs and non-automotive companies to commercialize our technology.

We recently announced plans to expand our manufacturing capability with the addition of QS-0. QS-0 will have a continuous flow, highly-automated production line. QS-0 is intended to provide the prototype cells we need for our solid-state battery development and to enable us to test and tune the systems and processes we intend to use for mass production.

QS-0 is also intended to produce enough prototype cells for our prospective customers to make hundreds of long-range electric test vehicles. We intend to use a portion of the proceeds from this offering to more than double the announced capacity of QS-0. We intend for this to enable us to provide more prototype cells to Volkswagen, to other automotive OEMs, and to prospective customers in other industries. We expect to secure a long-term lease for QS-0 in the second half of this year and for QS-0 to be producing prototype cells in 2023.

Subject to continued progress in our development efforts, after QS-0 we intend, through our joint venture with Volkswagen, to build a 21GWh line, starting with QS-1, and subsequently expanding to QS-1 Expansion. The proceeds of this offering are intended to provide sufficient funding to build the larger version of QS-0, to fund QS-0 operating expenses, to fund all but an estimated $100-200 million of our share of the equity portion of the joint venture’s costs of building the QS-1 Expansion, net of debt intended to be incurred by the joint venture, and for working capital and general corporate purposes.

Our battery cells are designed to use earth-abundant materials and processes suitable for high volume production. Our manufacturing process for our proprietary separator uses tools which are already used at scale in the battery or ceramics industries. Outside of the separator, our battery is being designed to use many of the materials and processes that are standard across today’s lithium-ion battery manufacturers. As a result, we expect to benefit from the projected industry-wide cost declines for these materials that result from process improvements and economies of scale. We believe that the manufacturing of our solid-state battery cells provides us with a structural cost advantage because our battery cells are manufactured without an anode. Relative to conventional lithium-ion cells, our technology eliminates the anode material cost (e.g. carbon/silicon host material, electrolyte in the anode) and is anticipated to reduce manufacturing costs (e.g. no anode related manufacturing costs, reduced formation costs). We believe this will enable savings in material costs, capital equipment expenses and manufacturing time.

There are government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, factory safety, and disposal of hazardous materials. We will ultimately have to comply with these regulations to sell our batteries into the market. The license and sale of our batteries abroad is likely to be subject to export controls in the future.

Our investor relations website is located at https://ir.quantumscape.com and our Company Twitter account is located at https://twitter.com/QuantumScapeCo. We use our investor relations website and our Company Twitter account to post important information for investors, including news releases, analyst presentations, and supplemental financial information, and as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our investor relations website and our Company Twitter account, in addition to following press releases, filings with the SEC and public conference calls and webcasts. We also make available, free of charge, on our investor relations website under “Financials—SEC Filings,” our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC.

Industry Background

Shift to EVs

We believe that evolving consumer preferences coupled with growing government incentives and regulations are driving a once-in-a-century shift to EVs.

Countries around the world are promoting EVs. The dependence on gasoline-powered internal combustion engine (“ICE”) vehicles has heightened environmental concerns, created reliance among industrialized and developing nations on large oil imports, and exposed consumers to unstable fuel prices and health concerns related to heightened emissions. Many national and regional regulatory bodies have adopted legislation to incentivize or require a shift to lower-emission and zero-emission vehicles. For example, countries such as the United Kingdom, the Netherlands, Sweden, Germany, and France have announced intentions to either increase applicable environmental targets or outright ban the sale of new ICE vehicles in the next two decades. More recently, California passed regulations requiring half of trucks sold in the state to be zero-emissions by 2035 and 100% by 2045. This global push to transition from ICE vehicles, aided by favorable government incentives and regulations, is accelerating the growth in lower- and zero-emission vehicle markets.

Furthermore, consumers are increasingly considering EVs for a variety of reasons including better performance, growing EV charging infrastructure, significantly lighter environmental impact, and lower maintenance and operating costs. Automakers such as Tesla, Inc. have demonstrated that premium EVs can deliver a compelling alternative to fossil fuels. As EVs become more competitive and more affordable, we believe that they will continue to take market share from ICE vehicles. We believe that this shift will occur across vehicle types and market segments. However, the inherent limitations of lithium-ion battery technology continue to impede improvements in EV competitiveness and cost.

Current Battery Technology Will Not Meet the Requirements for Broad Adoption of EVs

Despite the significant progress in the shift to EVs, the market remains dominated by ICE vehicles. The IEA estimated that, approximately 3% of new sales of light vehicles in 2020 were EVs. For EVs to be adopted at scale across market segments batteries need to improve. In particular, we believe there are five key requirements to drive broad adoption of EVs:

•

Battery capacity (energy density). EVs need to be able to drive over 300 miles on a single charge to achieve broad market adoption. The volume required for conventional lithium-ion battery technology limits the range of many EVs. Higher energy density will enable automotive OEMs to increase battery pack energy without increasing the size and weight of the vehicle’s battery pack.

•

Fast charging capability. EV batteries need to be fast-charging to replicate the speed and ease with which a gasoline car can be refueled. We believe this objective is achieved with the ability to charge to at least 80% capacity in under 15 minutes, without materially degrading battery life.

•

Safety (nonflammable). EV batteries need to replace as many of the flammable components in the battery as possible with non-flammable equivalents to reduce the extent of damage caused by a fire. With current batteries, many abuse conditions, including malfunctions that can result in overcharges and battery damage from accidents, can result in fires.

•	Cost. Mass market adoption of EVs requires a battery that is capable of delivering long range while remaining cost competitive with a vehicle price point of around $30,000.

•	Battery life. Batteries need to be usable for the life of the vehicle, typically 12 years or 150,000 miles. If the battery fades prematurely, EVs will not be an economically practical alternative.

Since these requirements have complex interlinkages, most manufacturers of conventional lithium-ion batteries used in today’s cars are forced to make trade-offs. For example, conventional batteries can be fast-charged, but at the cost of significantly limiting their battery life.

We believe that a battery technology that can meet these requirements will enable an EV solution that is much more broadly competitive with internal combustion engines. With more than 90 million ICE vehicles produced in 2019, according to the Organisation Internationale des Constructeurs d’Automobiles, across the auto industry, there is significant untapped demand for a battery that meets these goals—a potential market opportunity in excess of $450 billion annually. Our estimate of our potential market opportunity assumes a 100kWh battery pack size for each vehicle at a price of $50/kWh.

Limitations of Conventional Lithium-ion Battery Technologies

The last significant development in battery technology was the commercialization of lithium-ion batteries in the early 1990s which created a new class of batteries with higher energy density. Lithium-ion batteries have enabled a new generation of mobile electronics, efficient renewable energy storage, and the start of the transition to electrified mobility.

Since the 1990s, conventional lithium-ion batteries have gradually improved in energy density. Most increases in energy density have come from improved cell design and incremental improvements in cathode and anode technology. However, there is no Moore’s law in batteries—it has taken conventional lithium-ion batteries at least 10 years to double in energy density and it has been approximately 30 years since the introduction of a major new chemistry. As the industry approaches the theoretical limit of achievable energy density for lithium-ion batteries, we believe a new architecture is required to deliver meaningful gains in energy density.

Batteries have a cathode (the positive electrode), an anode (the negative electrode), a separator which prevents contact between the anode and cathode, and an electrolyte which transports ions but not electrons. A conventional lithium-ion battery uses a liquid electrolyte, a polymer separator, and an anode made principally of carbon (graphite) or a carbon/silicon composite. Lithium ions move from the cathode to the anode when the battery is charged and vice versa during discharge.

The energy density of conventional lithium-ion batteries is fundamentally limited by the anode, which provides a host material to hold the lithium ions, preventing them from binding together into pure metallic lithium. Metallic lithium, when used with conventional liquid electrolytes and porous separators, can form needle-like crystals of lithium known as dendrites, which can penetrate through the separator and short-circuit the cell.

While using a host material is an effective way to prevent dendrites, this host material adds volume and mass to the cell, adds cost to the battery, and limits the battery life due to side reactions at the interface with the liquid electrolyte. The rate at which lithium diffuses through the anode also limits the maximum cell power.

The addition of silicon to a carbon anode provides a modest boost to energy density relative to a pure carbon anode. However, silicon is also a host material that not only suffers from the limitations of carbon as discussed above, but also introduces cycle life challenges as a result of the repeated expansion and contraction of the silicon particles, since silicon undergoes significantly more expansion than carbon when hosting lithium ions. Furthermore, the voltage of the lithium-silicon reaction subtracts from the overall cell voltage, reducing cell energy.

Lithium-Metal Anode Required to Unlock Highest Energy Density

We believe that a lithium-metal anode is the most promising approach that can break out of the constraints inherent in conventional lithium-ion batteries and enable significant improvements in energy density.

In a lithium-metal battery, the anode is made of metallic lithium; there is no host material. Eliminating the host material reduces the size and weight of the battery cell and eliminates the associated materials and manufacturing costs. This results in the highest theoretical gravimetric energy density for a lithium-based battery system. Lithium-ion batteries currently used in the auto industry have energy densities of less than 300 Wh/kg. We believe lithium-metal batteries have the potential to achieve significantly higher energy density.

Lithium-metal anodes are generally compatible with conventional cathode materials, and lithium-metal batteries will derive some benefit from continued improvement in conventional cathode materials. Moreover, lithium-metal anodes may enable future generations of higher energy cathodes, such as the metal fluorides, that may not achieve significant energy density gains when used with lithium-ion anodes, as shown in the figure below.

Source: Andre et al, J Mater Chem A, (2015) 6709

Modeled cell specific energy is based on traditional cell designs and architectures. Source: Andre et al, J Mater Chem A, (2015) 6709.

Although the industry has understood for 40 years the potential benefits of lithium-metal anodes, the industry has not been able to develop a separator that makes a lithium-metal anode practical for automotive use.

Solid-State Separator Required to Enable Lithium-Metal Anode

We believe that a lithium-metal battery requires that the porous separators used in current lithium-ion batteries be replaced with a solid-state separator capable of conducting lithium ions between the cathode and anode at rates comparable to conventional liquid electrolyte while also suppressing the formation of lithium dendrites. While various solid-state separators have been shown to operate at low power densities, such low power densities are not useful for most practical applications. To our knowledge, we are the only company that has been able to demonstrate a solid-state separator for lithium-metal batteries that reliably prevents dendrite formation at higher power densities, such as those required for automotive applications and fast-charging.

We believe that our ability to develop this proprietary solid-state separator will enable the shift from lithium-ion to lithium-metal batteries.

Our Technology

Our proprietary solid-state lithium-metal cell represents the next-generation of battery technology.

Our battery cells have none of the host materials used in conventional anodes. In fact, when our cells are manufactured there is no anode; lithium is present only in the cathode. When the cell is first charged, lithium moves out of the cathode, diffuses through our solid-state separator and plates in a thin metallic layer directly on the anode current collector, forming an anode. When the battery cell is discharged, the lithium diffuses back into the cathode.

Eliminating the anode host material found in conventional lithium-ion cells substantially increases the volumetric energy density. A pure lithium-metal anode also enables the theoretically highest gravimetric energy density for a lithium battery system.

Our proprietary solid-state separator is the core technology breakthrough that enables reliable cycling of the lithium-metal anode battery. Without a working solid-state separator, the lithium would form dendrites which would grow through a traditional porous separator and short circuit the cell.

An effective solid-state separator requires a solid material that is as conductive as a liquid electrolyte, chemically stable next to lithium-one of the most reactive elements-and able to prevent the formation of dendrites. Our team worked over ten years to develop a composition that meets these requirements and to develop the techniques necessary to manufacture the separator material at scale using a continuous process. We have a number of patents covering both the composition of this material and key steps of the manufacturing process.

Our solid-state separator is a dense, entirely inorganic ceramic. It is made into a film that is thinner than a human hair and then cut into pieces about the length and width of a playing card. Our solid-state separator is flexible because it has a low defect density and is thin. In contrast, typical household ceramics are brittle and can break due to millions of microscopic defects which reduce structural integrity.

The separator is placed between a cathode and anode current collector to form a single battery cell layer. Our single-layer solid-state cells have been extensively tested for power density, cycle life and temperature performance. This is the only solid-state cell we are aware of that simultaneously satisfies the key requirements for commercial usage and that has been validated to run at automotive power densities by a leading automotive OEM.

We have publicly shared performance data with respect to our single layer battery cells. The data we shared, based on the testing of single layer battery cells, shows that, unlike previous solid-state efforts, our solid-state separators can work at high rates of power, enabling a 15-minute charge to 80% capacity, faster than today’s conventional batteries can deliver without degrading life. In addition, the data shows our battery technology is capable of lasting 1000+ cycles even under one-hour charge and discharge (1C/1C rates) test conditions. We also presented data showing our single-layer battery cell can work at a wide range of temperatures, including results that show cycling at –10°C.

These single layers will be stacked together into a multi-layer cell, about the size of a deck of cards, that will be the commercial form factor for EV batteries. The basic building block of our cells is the bilayer cell, consisting of a double-sided cathode with a separator on either side (or a double-sided separator with a cathode on either side). We then stack two of these bilayers together to form a 4-layer cell, as demonstrated below:

Depending upon our customer’s requirements, our battery cell may require from several dozen to over one hundred single-layer cells within each battery package. We have not yet built a multi-layer solid-state battery cell in the dimensions required for automotive applications but have announced the results of our four-layer multilayer cells in the 30x30mm form factor. Those 30x30mm cells, made from separators cut from our standard target commercial form factor have reached approximately 800 cycles at near-room temperature (30 degrees Celsius) with over 90% capacity retention at both C/3 and 1C rates. We believe these results demonstrate that it is possible to stack our single-layer unit cells, and to do so without adversely impacting the cycle life and capacity retention performance of the cells, i.e., while maintaining performance similar to single-layer cells.

We need more production capacity to make the large number of larger-area, multi-layer cells needed for testing and for process optimization, including yield improvement. We have ordered new automation and high-volume tools (including the stacker and continuous flow heat treatment tools) which we expect to install and bring up during the course of the year. We expect these to increase repeatability, but the nature of the task, and the development approach that we use, involve high velocity experimentation and a large number of samples.

Our cathodes use a combination of conventional cathode active materials such as NMC with a gel made of an organic polymer and organic liquid catholyte. In the future, we may use other compositions of cathode active materials, including NCA or cobalt-free compositions. We have an ongoing research and development investigation into inorganic catholyte that could replace the organic gel made of an organic polymer and organic liquid catholyte currently used.

We believe our battery technology may provide significant improvements in energy density compared to today’s conventional lithium-ion batteries, as shown in the figure below.

Source: Ding, Y., Cano, Z.P., Yu, A. et al. (2019)

1 Lithium, iron, and phosphate  2 Nickel, manganese, and cobalt  3 Nickel, cobalt, and aluminum

Benefits of Our Technology

We believe our battery technology will enable significant benefits across battery capacity, life, safety, and fast charging while minimizing cost. We believe these benefits will provide significant value to automotive OEMs by enabling greater customer adoption of their EVs. By solving key pain-points such as 15-minute fast charging, we believe our battery technology will enable EVs to be significantly more competitive with fossil fuel vehicles than what today’s EVs can achieve with conventional batteries.

Our battery technology is intended to meet the five key requirements we believe will enable mass market adoption of EVs:

•

Energy density. Our battery design is intended to significantly increase volumetric and gravimetric energy density by eliminating the carbon/silicon anode host material found in conventional lithium-ion cells. This increased energy density will enable EV manufacturers to increase range without increasing the size and weight of the battery pack, or to reduce the size and weight of the battery pack which will reduce the cost of the battery pack and other parts of the vehicle. For example, we estimate that our solid-state battery cells will enable a car maker to increase the range of a luxury performance EV-with 350 liters of available battery space-from 250 miles (400 km) to 450 miles (730 km) without increasing the size of the battery pack. In the same example, we estimate our battery would enable the car maker to increase the maximum power output of such a vehicle from 420 kW to 650 kW without increasing the size of the battery pack. Alternatively, we believe that our solid-state battery cells will enable a car maker to increase the range of a mass market sedan-with 160 liters of available battery space-from 123 miles (200km) to 233 miles (375km) without increasing the size of the battery pack. Similarly, we believe our battery would enable the car maker to increase the maximum power output of such vehicle from 100 kW to 150 kW without increasing the size of the battery pack.

•

Battery life. We expect our technology to enable increased battery life relative to conventional lithium-ion batteries. In a conventional cell, battery life is limited by the gradual irreversible loss of lithium due to side reactions between the liquid electrolyte and the anode. By eliminating the anode host material, we expect to eliminate the side reaction and enable longer battery life. Our latest single-layer prototype cells have been tested to over 1000 cycles (under stringent test conditions, including 100% depth-of-discharge cycles at one-hour charge and discharge rates at 30 degrees Celsius and approximately 3.4 atm with commercial-loading cathodes) while still retaining over 80% of the cells’ discharge capacity. This performance exceeds the cycle life and capacity retention in many EV battery warranties today, which require that cells retain 70% of the rated capacity at 150,000 miles.

•

Fast charging capability. Our battery technology, and specifically our solid-state separator material, has been tested to demonstrate the ability to charge to approximately 80% in 15 minutes at 30 degrees Celsius and approximately 3.4 atm, significantly faster than commonly used high-energy EV batteries on the market. In these conventional EV batteries, the limiting factor for charge rate is the rate of diffusion of lithium ions into the anode. If a conventional battery is charged beyond these limits, lithium can start plating on carbon particles of the anode rather than diffuse into the carbon particles. This causes a reaction between the plated lithium and liquid electrolyte which reduces cell capacity and increases the risk of dendrites that can short circuit the cell. With a lithium-metal anode, using our solid-state separator, we expect the lithium can be plated as fast as the cathode can deliver it.

•

Increased safety. Our solid-state battery cell uses a ceramic separator which is not combustible and is therefore safer than conventional polymer separators. This ceramic separator is also capable of withstanding temperatures considerably higher than those that would melt conventional polymer separators, providing an additional measure of safety. In high temperature tests of our solid-state separator material with lithium, the separator material remained stable in direct contact with molten lithium without releasing heat externally, even when heated up to 250 degrees Celsius, higher than the 180-degree Celsius melting point of lithium.

•

Cost. Our battery technology eliminates the anode host material and the associated manufacturing costs, providing a structural cost advantage compared to traditional lithium-ion batteries. When comparing manufacturing facilities of similar scale, we estimate that eliminating these costs has the potential to provide a savings of approximately 17% compared to the costs of building traditional lithium-ion batteries.

Our Competitive Strengths

Only lithium-metal battery technology with published data showing capability to meet automotive requirements for power, cycle life, and temperature range to our knowledge. We have built and tested over one hundred thousand single-layer solid-state cells and have demonstrated that our technology shows the capability to meet automotive requirements for power, cycle life, and temperature range. In 2018, Volkswagen announced it had successfully tested certain of our single-layer, laboratory battery cells at automotive rates of power.

Partnership with one of the world’s largest automotive OEMs. We are partnered with Volkswagen, one of the largest automakers in the world. Volkswagen has been a collaboration partner and major investor since 2012 and has invested or committed to invest, subject, in certain cases, to certain closing conditions that have not yet been satisfied, a total of more than $300 million. In addition, Volkswagen has committed additional capital to fund our joint venture. Volkswagen plans to launch more than 70 new electric models and build more than 25 million vehicles on electric platforms by the end of the decade. Together with Volkswagen, we have established a joint venture to enable an industrial level of production of our solid-state batteries for use in Volkswagen vehicles. As 50-50 partners in the joint venture with Volkswagen, we expect to share equally in the revenue and profit from the joint venture.

High barriers to entry and extensive patent and intellectual property portfolio. Over the course of 11 years, we have generated 81 issued U.S. patents, 43 pending or allowed U.S. patent applications and 108 granted foreign patents and patent applications—including broad fundamental patents around our core technology. Our proprietary solid-state separator uses the only material we know of that can cycle lithium at automotive current densities without forming dendrites. We have a range of patents, including patents that cover:

•	Composition of matter, including the optimal composition as well as wide-ranging coverage of a number of variations;

•	Enabling battery technology covering compositions and methods required to incorporate a solid-state separator into a battery;

•	Manufacturing technology, protecting the way to make the separator at scale using roll-to-roll processes, without semiconductor style production or batch processes used in traditional ceramics; and

•	Material dimensions, including our proprietary solid-state separator, covering any separator with commercially practical thicknesses for a solid-state battery.

Significant development focused on next-gen technology for automotive applications. We have spent over ten years and over $300 million developing our battery technology. We have run over 2.6 million tests on over 700,000 cells and cell components. Our technical team comprises over 300 employees, many of whom have worked at large battery manufacturers and automotive OEMs. Through its experience, our team has significant technical know-how and is supported by extensive facilities and equipment, development infrastructure, and data analytics.

Designed for volume production. Our battery cells are designed to use earth-abundant materials and processes suitable for high volume production. Our manufacturing process for our proprietary separator uses tools which are already used at scale in the battery or ceramics industries. While preparing for scale production, we have purchased or tested production-intent tools from the world’s leading vendors. In particular, we expect to produce our proprietary separator using scalable continuous processing. Although our separator material is proprietary, the inputs are readily available and can be sourced from multiple suppliers across geographies.

Structural cost advantage leveraging industry cost trends. Aside from the separator, our battery is being designed to use many of the materials and processes that are standard across today’s lithium-ion battery manufacturers. As a result, we expect to benefit from the projected industry-wide cost declines for these materials that result from process improvements and economies of scale. We believe that the manufacturing of our solid-state battery cells provides us with a structural cost advantage because our battery cells are manufactured without an anode.

Our Growth Strategy

Continue to develop our commercial battery technology. We will continue developing our battery technology with the goal of enabling customer prototype sampling in 2022, samples for use in test cars by 2023, and commercialization beginning in 2024 to 2025. We have validated capabilities of our solid-state separator and battery technology in single-layer solid-state cells at the commercially relevant size (70x85mm) and four-layer solid-state battery cells at a smaller size (30x30mm). We must now develop multi-layer cells with commercial dimensions and many more layers, to continue improving yield and performance and to optimize all components of the cell for high volume manufacturing. We will continue to work to further develop and validate the volume manufacturing processes to enable high volume manufacturing and minimize manufacturing costs. Our current funds will enable us to expand and accelerate research and development activities and undertake additional initiatives. Finally, we will continue to use our engineering line in San Jose, California to prepare for high volume manufacturing and plan our first commercial production QS-1 through our joint venture partnership with Volkswagen. In addition, the objective of our recently announced QS-0 facility is to provide the additional capacity we need for our development work and to enable us to accelerate work on the next-generation of manufacturing tools. QS-0 is also intended to provide capacity to make enough batteries for hundreds of long-

range battery electric test vehicles per year. This will enable us to provide more prototype cells to Volkswagen, to other automotive OEMs, and to prospective customers in other industries. We expect to secure a long-term lease for QS-0 in the second half of this year and for QS-0 to be producing prototype cells in 2023.

Meet Volkswagen battery demand. QS-1 will be built and run by QSV and the subsequent QS-1 Expansion would represent a small fraction of Volkswagen’s demand for batteries and implies vehicle volumes under 2% of Volkswagen’s total production in 2019, assuming a 100kWh battery pack size. Our goal is to significantly expand the production capacity of the joint venture, in partnership with Volkswagen, to meet more of their projected demand.

Expand partnerships with other automotive OEMs. While we expect Volkswagen will be the first to commercialize vehicles using our battery technology, over the next few years as we build QS-1, we intend to work closely with other automotive OEMs to make our solid-state battery cells widely available over time. As part of our joint venture agreement we have agreed that QS-1 will be the first commercial-scale facility to manufacture our battery technology for automotive applications, but, subject to the other terms of the joint venture arrangement, we are not limited from working in parallel with other automotive OEMs to commercialize our technology. We intend for QS-0 to allow us to provide prototype cells to Volkswagen, as well as other automotive partners, explore non-automotive applications, and help de-risk subsequent commercial scale-up.

Expand target markets. We are currently focused on automotive EV applications, which have the most stringent set of requirements for batteries. However, we recognize that our solid-state battery technology has applicability in other large and growing markets including stationary storage and consumer electronics such as smartphones and wearables.

Expand commercialization models. Our technology is being designed to enable a variety of business models. In addition to joint ventures, such as the one with Volkswagen, we may operate solely-owned manufacturing facilities or license technology to other manufacturers, such as our recently announced QS-0 facility that is planned for California. Where appropriate, we may build and sell separators rather than complete battery cells.

Continued investment in next-gen battery innovation. We intend to continue to invest in research and development to improve battery cell performance, improve manufacturing processes, and reduce cost.

Manufacturing and Supply

Our battery manufacturing process is being designed to be very similar to that of conventional lithium-ion battery manufacturing, with a few exceptions:

•	We use a proprietary separator material instead of the polypropylene separator used in lithium-ion cells.

•	Our architecture eliminates the need for anode manufacturing, reducing capital investment and lowering operating costs.

•	We will build our multi-layer cells by sequentially stacking separators, cathodes and current collectors rather than winding these materials together.

•	Our cell design allows us to greatly shorten the weeks-long aging process required for conventional lithium-ion cells, thus decreasing manufacturing cycle time and reducing working capital needs.

Our architecture depends on our proprietary separator, which we will manufacture ourselves. Though our separator design is unique, its manufacturing relies on well-established, high-volume production processes currently deployed globally in other industries.

We plan to source our input materials from industry leading suppliers to the lithium-ion battery industry, and we already have strategic relationships in place with the industry’s leading vendors of cathode material, the most critical purchased input to our cell, along with leading vendors of other less critical inputs. Our separator is made from abundant materials produced at industrial scale in multiple geographies. We do not anticipate any unique supply constraints that would impede the commercialization of our product for the foreseeable future.

Relative to conventional lithium-ion cells, our technology eliminates the anode material cost (e.g. carbon/silicon host material, electrolyte in the anode) and reduces manufacturing costs (e.g. no anode related manufacturing costs, reduced formation costs). This enables savings in materials, capital equipment and manufacturing time, as illustrated in the graphic below.

Partnerships

Volkswagen Collaboration

QuantumScape has had a strong collaborative relationship with Volkswagen since 2012. Our collaboration initially focused on the testing and evaluation of QuantumScape’s battery technology.

Volkswagen engineers worked closely with our engineering team and oversaw the progress on our technology development efforts and battery testing. Volkswagen has made several rounds of equity investments in QuantumScape, and senior executives of Volkswagen joined our Board, including two successive heads of group research for the Volkswagen Group. During the early part of this collaboration we worked closely with members of Volkswagen’s global research and development team, and now the QuantumScape team works closely with the Volkswagen Battery Center of Excellence, which is tasked with commercializing battery technologies within Volkswagen. The Head of Volkswagen’s Battery Center of Excellence, Frank Blome, and the Head of Volkswagen Group M&A, Investment Advisory, and Partnerships, Jens Wiese, are members of the Board.

Joint Venture Relationship

In June 2018, we formed a 50-50 joint venture entity with Volkswagen, named QSV, to facilitate the commercialization of our solid-state battery technology and enable Volkswagen to be the first automotive OEM to utilize this technology. In 2018, the parties collectively made an initial equity investment in the joint venture of approximately $3 million. Upon the occurrence of certain development milestones and subject to the entry by QuantumScape, Volkswagen and QSV into certain related agreements, QuantumScape and Volkswagen have agreed to commit additional capital on a 50-50 basis to QSV to fund the buildout of QS- 1 and QS-1 Expansion. As 50-50 partners in the joint venture with Volkswagen, we expect to share equally in the revenue and profit from the joint venture, including from QS-1 and QS-1 Expansion.

The joint venture agreements were amended in 2020 in connection with a further $200 million investment commitment by Volkswagen in QuantumScape (subject to certain closing conditions). $100 million of this equity investment by Volkswagen was paid on December 1, 2020 and the second $100 million equity investment was paid on April 28, 2021 in connection with the completion of a specified technical milestone before March 31, 2021. As part of the first tranche of this equity investment, Volkswagen has the right to increase its representation on the Board from one member to two members. As of January 13, 2021, Volkswagen had two members on the Board.

The joint venture agreements provide for the commercialization of our solid-state battery cells to occur in two phases. The first phase is the construction of QS-1 with an annual capacity of 1GWh. QSV will begin construction of QS-1 when certain delivery and validation milestones are met for our solid-state battery cells. The second phase is QS-1 Expansion.

We believe the joint venture structure will enable Volkswagen to benefit from early access to our solid-state battery cells, but also protect our intellectual property. For example, certain key battery technology will continue to be owned by us and will be provided to the joint venture through a limited license for purposes of QS-1. The parties will agree on the license terms for a high-volume manufacturing facility for this battery technology license. The joint venture terminates upon the earliest to occur of (i) Volkswagen exercising specified put rights in the event of, amongst others, (a) a change of control of QuantumScape, or (b) the failure by us to meet specified development milestones within certain timeframes, (ii) QuantumScape or Volkswagen exercising specified call or put rights in the event of, amongst others, if the parties cannot agree to commercial terms for QS-1 or QS-1 Expansion within certain timeframes, (iii) a certain date after commencement of production of a Volkswagen series production vehicle using our battery cells (or an alternative end date if no such production was commenced after certain technical milestones with respect to our battery cell technology were reached) and (iv) December 31, 2028.

Volkswagen committed to purchase a certain portion of the output capacity of QS-1 at a price for the solid-state battery cells that is comparable to those of lithium-ion batteries, but with a premium for the outperformance of these battery cells based on certain key technical parameters. In addition, Volkswagen has agreed to pay a premium for pre-production versions of the battery cells. We will sell separators to the joint venture at a price to be agreed by the parties based on the provisions of the joint venture agreements. The joint venture agreements provide the framework for the commercial relationship. At the appropriate time, the parties will negotiate agreements covering the details of these purchase commitments.

QS-1 Expansion is subject to meeting additional technical milestones and agreement on commercial terms, including pricing for the battery cells, agreement on the terms of purchase or license for the separators, and agreement on terms of the license to our battery technology for QS-1 Expansion. As 50-50 partners in the joint venture with Volkswagen, we expect to share equally in the capital contributions required for QS-1 Expansion and in the revenue and profit from QS-1 Expansion. We have agreed that the pricing for the battery cells sold by QS-1 Expansion and the separators purchased by QS-1 Expansion may be different from the pricing set for QS-1, and we will need to agree on pricing at the appropriate time. In addition, we will need to agree to the terms of the license to our battery technology for QS-1 Expansion.

Volkswagen is expected to have a significant role in the manufacturing ramp-up of QSV, and we have agreed that certain technology that is developed by QSV will be owned by the joint venture and licensed to each of QuantumScape and Volkswagen on a royalty-free basis. None of this intellectual property has been developed to date. Although the parties have not commenced operations on QS-1, Volkswagen has offered to assist us with supply chain, manufacturing ramp-up planning, and automation. In addition, we have collaborated with Volkswagen on enabling us to develop stronger relationships with battery component supply companies, such as cathode manufacturers and equipment supply companies.

Research and Development

We conduct research and development at our headquarters facility in San Jose, California. Research and development activities concentrate on making further improvements to our battery technology, including improvements to battery performance and cost.

Our research and development currently includes programs for the following areas:

•

Multi-layering. To date, we have only produced single-layer solid-state cells at the commercially relevant size (70x85mm) and four-layer solid-state cells at a smaller size (30x30mm). In order to produce commercially-viable solid-state battery cells for automotive applications, we must produce multi-layer battery cells that may require dozens of layers, depending on our customers’ requirements, and to do so in the commercially relevant size. We will need substantial development and to overcome the challenges in creating these cells and implement the appropriate cell design for our solid-state battery cell.

•

Improved yields and throughput. We are focused on improving the yields (useful output) of both our solid-state separators and our battery cells. We are automating our manufacturing process and purchasing larger-scale manufacturing equipment. We will need to substantially improve our manufacturing processes to increase yield and throughput to achieve the cost, performance and volume levels required for commercial shipments.

•

Continued improvement in the solid-state separator. We are working to improve the reliability and performance of our solid-state separator, including decreasing the thickness. We have selected a method of continuous processing found at scale in both the battery and ceramic industries and are working on continuous improvement of this process. In addition, we are investigating alternative processing methods that may further increase the capital efficiency of this manufacturing process.

•

Continued improvement of the cathode. Our cathodes use a conventional cathode active material such as NMC along with a gel made of an organic polymer and organic liquid catholyte. In the future, we may use other cathode active materials, including NCA and cobalt-free compositions. We have an ongoing research and development investigation into inorganic catholyte that could replace the organic gel made of an organic polymer and organic liquid currently used.

•

Integration of advanced cathode materials. We plan to benefit from industry cathode chemistry improvements and/or cost reduction. Our solid-state separator platform is being designed to enable some of the most promising next-generation cathode technologies, including high voltage or high capacity cathode active materials, which when combined with a lithium-metal anode, may further increase cell energy densities.

Intellectual Property

The success of our business and technology leadership is supported by our proprietary battery technology. We rely upon a combination of patent, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants and through non-disclosure agreements with business partners and other third parties. We regularly file applications for patents and have a significant number of patents in the United States and other countries where we expect to do business. Our patent portfolio is deepest in the area of solid-state separators with additional areas of strength in anodes, next-generation cathode materials, and cell, module, and pack design specific to lithium-metal batteries. Our trade secrets primarily cover manufacturing methods.

As of March 31, 2021, we owned or licensed, on an exclusive basis, 81 issued U.S. patents and 43 pending or allowed U.S. patent applications, and 108 granted foreign patents and patent applications. We also have numerous trade secrets and have 1 registered U.S. trademark and 6 pending U.S. trademark applications. Our issued patents start expiring in 2033.

Competition

The EV market, and the battery segment in particular, is evolving and highly competitive. With the introduction of new technologies and the potential entry of new competitors into the market, we expect competition to increase in the future, which could harm our business, results of operations, or financial condition.

Our prospective competitors include major manufacturers currently supplying the industry, automotive OEMs and potential new entrants to the industry. Major companies now supplying batteries for the EV industry include Panasonic Corporation, Samsung SDI, Contemporary Amperex Technology Co. Limited, and LG-Chem Ltd. They supply conventional lithium-ion batteries and in many cases are seeking to develop solid-state batteries, including potentially lithium-metal batteries. In addition, because of the importance of electrification, many automotive OEMs are researching and investing in solid-state battery efforts and, in some cases, in battery development and production. For example, Tesla, Inc. is building multiple battery gigafactories and potentially could supply batteries to other automotive OEMs, and Toyota Motors and a Japanese consortium have a multi-year initiative pursuing solid-state batteries.

A number of development-stage companies are also seeking to improve conventional lithium-ion batteries or to develop new technologies for solid-state batteries, including lithium-metal batteries.

Potential new entrants are seeking to develop new technologies for cathodes, anodes, electrolytes and additives. Some of these companies have established relationships with automotive OEMs and are in varying stages of development.

We believe our ability to compete successfully with lithium-ion battery manufacturers and with other companies seeking to develop solid-state batteries will depend on a number of factors including battery price, safety, energy density, charge rate and cycle life, and on non-technical factors such as brand, established customer relationships and financial and manufacturing resources.

Many of the incumbents have, and future entrants may have, greater resources than we have and may also be able to devote greater resources to the development of their current and future technologies. They may also have greater access to larger potential customer bases and have and may continue to establish cooperative or strategic relationships amongst themselves or with third parties (including automotive OEMs) that may further enhance their resources and offerings.

Government Regulation and Compliance

There are government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, factory safety, and disposal of hazardous materials. We will ultimately have to comply with these regulations to sell our batteries into the market. The license and sale of our batteries abroad is likely to be subject to export controls in the future.

Employees

We pride ourselves on the quality of our world-class team and seek to hire only employees dedicated to our strategic mission. Many of our employees have significant experience working with large battery manufacturers and automotive OEMs. As of December 31, 2020, we employed 276 full-time employees and 10 temporary employees, based primarily in our headquarters in San Jose, California. Over 250 of our employees are engaged in research and development and related functions, and more than half of these employees hold engineering and scientific degrees, including many from the world’s top universities.

We seek team members who want to help solve a significant problem that will positively impact the world. We value diversity and recognize the importance of fostering a positive, inclusive culture. As such, we have actively taken steps towards eliminating unconscious bias in our hiring and promotion processes while enabling us to add and promote team members who demonstrate behaviors aligned with our values.

We are committed to maintaining equitable compensation programs including equity participation. We offer market-competitive salaries and strong equity compensation aimed at attracting and retaining team members capable of making exceptional contributions to our success. Our compensation decisions are guided by the external market, role criticality, and the contributions of each team member.

To date, we have not experienced any work stoppages, and we consider our relationship with our employees to be good. None of our employees are either represented by a labor union or are subject to a collective bargaining agreement.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages, and positions of our executive officers and directors as of April 24, 2021:

Name	Age	Position
Executive Officers
Jagdeep Singh	53	Chief Executive Officer and Chairman
Dr. Timothy Holme	39	Chief Technology Officer
Dr. Mohit Singh	42	Chief Development Officer
Kevin Hettrich	39	Chief Financial Officer
Michael McCarthy	55	Chief Legal Officer and Head of Corporate Development
Non-Employee Directors
Frank Blome(3)	52	Director
Brad Buss(1)(2)	57	Director
John Doerr(3)	69	Director
Prof. Dr. Jürgen Leohold(2)	66	Director
Celina Mikolajczak	51	Director
Justin Mirro(1)(3)	52	Director
Prof. Fritz Prinz	71	Director
Dipender Saluja(1)	56	Director
J.B. Straubel(2)	45	Director
Jens Wiese	48	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Letter Agreements on Board and Committee Representation

On September 2, 2020, we entered into a letter agreement (the “Original Letter Agreement”) with Legacy QuantumScape, and VGA pursuant to which we would nominate one designee of VGA for election to our board of directors, and from and after the First Closing (as defined under the Series F Preferred Stock Purchase Agreement between Legacy QuantumScape and VGA, dated May 14, 2020), a second designee of VGA. On December 7, 2020, the parties amended and restated the Original Letter Agreement to provide that (i) in connection with any annual or special meeting of stockholders at which directors will be elected, we will nominate for election to our board of directors two designees of VGA (each, a “VW Director”), with such designation rights terminating upon certain circumstances and (ii) we shall cause one VW Director to be appointed to the nominating and corporate governance committee of our board of directors, provided that such VW Director fulfills the independence requirements under applicable NYSE rules.

Executive Officers

Jagdeep Singh has served as our President, Chief Executive Officer and the Chairman of our board of directors since November 2020. Mr. Singh co-founded Legacy QuantumScape and has served as its President and Chief Executive Officer and on Legacy QuantumScape’s board of directors since its incorporation in May 2010. Prior to joining Legacy QuantumScape, he was the founder and Chief Executive Officer at Infinera Corporation (NASDAQ: INFN), a telecommunications company, from 2001 to 2009. Mr. Singh holds a B.S. in Computer Science from the University of Maryland College Park, an M.B.A. from the University of California, Berkeley, Haas School of Business, and a M.S. in Computer Science from Stanford University.

We believe Mr. Singh is qualified to serve on our board of directors because of the perspective and experience he brings as Legacy QuantumScape’s President and Chief Executive Officer, his leadership experience in the energy storage industry, his educational background and his strong scientific knowledge.

Dr. Timothy Holme has served as our Chief Technology Officer since November 2020. Dr. Holme co-founded Legacy QuantumScape and served as Legacy QuantumScape’s Chief Technology Officer from January 2011 to November 2020. Prior to joining Legacy QuantumScape, he was a Research Associate at Stanford University from June 2008 to January 2011. Dr. Holme holds a B.S. in Physics, a M.S. in Mechanical Engineering, and a Ph.D. in Mechanical Engineering from Stanford University.

Dr. Mohit Singh has served as our Chief Development Officer since November 2020. Dr. Singh served as Legacy QuantumScape’s Chief Development Officer from June 2015 to November 2020. Prior to this, Dr. Singh served as Legacy QuantumScape’s Vice President, Research and Development and Engineering from April 2014 to June 2015. From 2004 to 2007, Dr. Singh conducted post doctorate research in Chemical Engineering at the Lawrence Berkeley National Laboratory for the University of California, Berkeley. Dr. Singh holds a B. Tech in Chemical Engineering from the Indian Institute of Technology Bombay and a Ph.D. in Chemical and Biomolecular Engineering from Tulane University.

Kevin Hettrich has served as our Chief Financial Officer since November 2020. Mr. Hettrich served as Legacy QuantumScape’s Chief Financial Officer and head of Business Operations from September 2018 to November 2020. Prior to this, Mr. Hettrich served as Legacy QuantumScape’s Vice President of Business Operations from March 2016 to March 2018, as Senior Director of Finance and Product Management from March 2014 to March 2016, as a Director of Product Management from March 2013 to March 2014, and as a Manager of Product Management from January 2012 to March 2013. Prior to joining Legacy QuantumScape, Mr. Hettrich served as a Private Equity Associate of Bain Capital, an investment firm, from September 2007 to July 2009. Mr. Hettrich also served as a Business Analyst at McKinsey & Company, a management consulting firm, from September 2004 to July 2007. Mr. Hettrich holds a B.A. in Economics from Pomona College, a M.B.A. from Stanford Graduate School of Business, and a M.S. in Environment and Resources from Stanford University.

Michael McCarthy has served as our Chief Legal Officer and Head of Corporate Development since November 2020. Mr. McCarthy has served as Legacy QuantumScape’s Chief Legal Officer since March 2013 and Head of Corporate Development since January 2018 and also currently serves on the board of QSV Operations LLC. Prior to joining Legacy QuantumScape, he was the Chief Administrative Officer at Infinera Corporation from April 2003 to March 2013. From September 1997 to April 2003, Mr. McCarthy served as Senior Vice President and General Counsel of Ciena Corporation, a network strategy and technology company. Mr. McCarthy currently serves as a member of the boards of several privately-held companies. Mr. McCarthy holds a B.A. in Mathematical Economics from Colgate University and a J.D. from Vanderbilt University Law School.

Non-Employee Directors

Frank Blome has served on our board of directors since November 2020, and on Legacy QuantumScape’s board of directors from September 2020 until January 2021. Mr. Blome has also served on the board of QSV Operations LLC since September 2020. Mr. Blome has 25 years of professional experience in the automotive industry, with a particular focus on alternative powertrain technologies and battery cell technology. Since January 2018, Mr. Blome has served as the Head of the Battery Center of Excellence of Volkswagen AG. Prior to this, Mr. Blome served from May 2016 to June 2016 as Chief Executive Officer at Mercedes-Benz Energy GmbH, a subsidiary of the Daimler Group active in the EV battery storage space. From July 2013 to June 2017, Mr. Blome served as Chief Executive Officer of LiTec Battery GmbH, a battery cell manufacturing company started as a joint venture between Daimler Group and Evonik Industries AG, a specialty chemicals company. In addition to these roles, Mr. Blome served from June 2009 to June 2017 as the Chief Executive Officer of

Deutsche Accumotive GmbH & Co KG, a subsidiary of Daimler Group, producing batteries for hybrid and EVs, after which Mr. Blome was on garden leave until January 2018 when he started in his current position at Volkswagen. Mr. Blome holds a diploma in electrical engineering from the University of Applied Sciences Bielefeld.

We believe Mr. Blome is qualified to serve on our board of directors due to his vast experience in the automotive and alternative powertrain industries.

Brad Buss has served on our board of directors since November 2020, and on Legacy QuantumScape’s board of directors from August 2020 until January 2021. From August 2014 until his retirement in February 2016, Mr. Buss served as the Executive Vice President and Chief Financial Officer of SolarCity Corporation, a solar energy company acquired by Tesla, Inc. (NASDAQ: TSLA), a high-performance electric vehicle company (“Tesla”). Mr. Buss also served as the Executive, Vice President and Chief Financial Officer of Cypress Semiconductor Corporation (NASDAQ: CY), a semiconductor design and manufacturing company, from August 2005 to June 2014. Mr. Buss has served on the boards of Advance Auto Parts, Inc. (NYSE: AAP) (“Advance”), an automotive parts and accessories provider, since March 2016, Marvell Technology Group Ltd. (NASDAQ: MRVL) (“Marvell”), a semiconductor company, since July 2018, AECOM (NYSE: ACM), an engineering firm, since August 2020, and TuSimple Holdings Inc., an autonomous driving technology company, (NASDAQ: TSP) (“TSP”), since December 2020. Mr. Buss is not standing for reelection to the board of Advance and his term is anticipated to end in May 2021 and at such time, Mr. Buss will cease to serve on the Advance board and all committees of the Advance board. Mr. Buss serves as Chair of the Audit Committee of Advance, Chair of the Nominating and Governance Committee and a member of the Audit Committee of Marvell, as Chair of the Nominating and Governance Committee and a member of the Compensation and Organization Committee of AECOM, as Chair of the Audit Committee of TSP and as a member of the Nominating and Corporate Governance Committee of TSP. Mr. Buss previously served on the boards of Tesla from November 2009 to June 2019, Cavium, Inc., a semiconductor company, from July 2016 until its acquisition by Marvell in July 2018, and CafePress Inc., an e-commerce company, from October 2007 to July 2016. He served on the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Disclosure Committee of Tesla, the Audit Committee and Compensation Committee of Cavium, Inc., and the Audit Committee and Compensation Committee of CafePress Inc. Mr. Buss holds a B.A. in Economics from McMaster University and a Honors Business Administration degree from University of Windsor.

We believe Mr. Buss is qualified to serve on our board of directors because of his vast leadership expertise and experience on the boards of major automotive companies.

John Doerr has served on our board of directors since November 2020, and on Legacy QuantumScape’s board of directors from December 2010 until January 2021. Mr. Doerr currently serves as Chairman at Kleiner Perkins, a venture capital firm, and previously served as a Partner from August 1980 to March 2016. Mr. Doerr currently serves on the boards of Amyris, Inc. (NASDAQ: AMRS), a biotechnology company, since May 2006, Bloom Energy Corporation (NYSE: BE), an energy solutions company, since April 2002, DoorDash, Inc. (NYSE: DASH), a provider of restaurant food delivery services, since March 2015 and Alphabet, Inc. (NASDAQ: GOOGL), a multinational technology company, since May 1999. He serves as chair of the nominating and corporate governance committees of Amyris, Inc., a member of the Compensation and Organizational Development Committee of Bloom Energy Corporation, and Chair of the Leadership Development and Compensation Committee of Alphabet, Inc. Mr. Doerr previously served on the boards of Bloom Energy Corporation (NYSE: BE), an energy solutions company, from April 2002 to April 2021, Zynga, Inc. (NASDAQ: ZNGA), a social game developer, from March 2013 to May 2017, and Amazon.com, Inc. (NASDAQ: AMZN), a multinational technology company, from June 1996 to May 2010. Mr. Doerr holds a B.S. and an M.E.E. in Electrical Engineering from Rice University and an M.B.A. from Harvard Business School.

We believe Mr. Doerr is qualified to serve on our board of directors because of his extensive investment experience in the technology industry and extensive expertise and skills in strategy, finance and management.

Prof. Dr. Jürgen Leohold has served on our board of directors since November 2020, and on Legacy QuantumScape’s board of directors from May 2015 until January 2021. From October 2012 to December 2017, Prof. Dr. Leohold served as the Head of the Volkswagen AutoUni, an advanced training and research institution for Volkswagen Aktiengesellschaft, a German automobile manufacturer. He continued to serve as a consultant for Volkswagen Aktiengesellschaft’s research and development group from January 2018 until retiring in May 2019. He also served as the Executive Director of Group Research at Volkswagen Aktiengesellschaft from April 2006 to July 2016. Prof. Dr. Leohold holds a degree in Electrical Engineering from the University of Hannover, a M.S. in Electrical Engineering from the Georgia Institute of Technology and a doctoral degree from the University of Hannover.

We believe Prof. Dr. Leohold is qualified to serve on our board of directors because of his leadership experience and his expertise in the energy technology and automotive fields.

Celina Mikolajczak has served on our board of directors since April 2021. From August 2020 to April 2021, she served as Vice President of Engineering and Battery Technology at Panasonic Energy of North America (“PENA”), a battery manufacturer, and as Vice President of Battery Technology from October 2019 to August 2020. Prior to her service at PENA, she served as Director of Engineering, Energy Storage Systems at Uber Technologies, Inc., a transportation technology company, from January 2018 to August 2019, as Senior Manager, Cell Quality and Materials Engineering at Tesla from April 2014 to January 2018, and as Manager, Cell Quality at Tesla from April 2012 to April 2014. Ms. Mikolajczak holds an M.A. in Mechanical and Aerospace Engineering from Princeton University, and a B.S. in Engineering and Applied Science from the California Institute of Technology.

We believe Ms. Mikolajczak is qualified to serve on our board of directors due to her technical and manufacturing expertise and her leadership experience.

Justin Mirro has served on our board of directors since November 2020, and as Kensington’s Chairman and Chief Executive Officer from April 2020 to November 2020. Mr. Mirro has over 25 years of operating, mergers and acquisitions and financing experience in the automotive and automotive-related sector. He began his career at General Motors Company as a Tool and Die Manufacturing Engineer, with successive positions at Car and Driver Magazine, Toyota Motor Corporation and Itochu International Inc. prior to transitioning to automotive investment banking at Schroder & Co. Inc./Salomon Smith Barney, Inc./ABN Amro Inc. in 1996. In 1999, Mr. Mirro formed Kensington Capital Partners, LLC, where he has served as President since 2015, to invest in automotive and automotive-related sector businesses. In 2005, Mr. Mirro transitioned to Jefferies & Company, Inc. as Head of Automotive Investment Banking, and later served as the Head of Automotive Investment Banking at Moelis & Company, LLC and RBC Capital Markets, LLC from 2008 to 2011 and 2011 to 2014, respectively. In his role, Mr. Mirro played a key role in leading and executing all aspects of capital raising, mergers and acquisitions and restructurings, and has advised on over 70 transactions totaling more than $60 billion of value for original equipment manufacturers (“OEMs”), suppliers and automotive-related industries. From 2016 to 2019, Mr. Mirro served as Chairman of the board of directors and audit committee of Pure Power Technologies, Inc., one of the largest aftermarket suppliers of diesel fuel injectors, which was sold to Stanadyne LLC. In his role, Mr. Mirro focused on deal sourcing, structuring, capital raising, executive recruitment and the eventual sale process. Mr. Mirro has sat on the board of Cooper-Standard Holdings Inc. (NYSE: CPS) since 2015 and sat on the board of Transtar Industries, Inc., from 2017 to 2021, in each case, where he focuses or focused, respectively, on mergers and acquisitions, capital structuring and public market strategy. Mr. Mirro is also the Chairman and CEO of Kensington Capital Acquisition Corp. II (NYSE: KCAC.UN). Mr. Mirro holds a B.S. in Mechanical Engineering from the University of Michigan and an M.B.A. from the New York University Stern School of Business.

We believe Mr. Mirro is qualified to serve on our board of directors due to his experience serving as Kensington’s Chairman and Chief Executive Officer, as well as his extensive skills in strategy, finance and management.

Prof. Fritz Prinz co-founded Legacy QuantumScape and has served on our board of directors since November 2020, and on Legacy QuantumScape’s board of directors from December 2010 until January 2021. Prof. Prinz has served as Professor of Materials Science and Engineering, Professor of Mechanical Engineering, and Senior Fellow at the Precourt Institute for Energy since September 2010. He has also served as the Finmeccanica Professor at the School of Engineering at Stanford University since September 1994. Prof. Prinz holds a Ph.D. in Physics and Mathematics from the University of Vienna, Austria.

We believe Prof. Prinz is qualified to serve on our board of directors because of his in-depth educational expertise and his broad insight and research into energy conservation.

Dipender Saluja has served on our board of directors since November 2020, and on Legacy QuantumScape’s board of directors from August 2012 until January 2021. Mr. Saluja has served as Managing Director of Capricorn Investment Group, an investment firm, since 2006. Prior to Capricorn Investment Group, he served in various positions from 1990 to 2006 at Cadence Design Systems, an electronic design company. Mr. Saluja also currently serves as a Commissioner of the Global Commission to End Energy Poverty, a non-profit organization dedicated to providing electricity services to under-served communities, and also on the boards of several private companies.

We believe Mr. Saluja is qualified to serve on our board of directors because of his extensive investment experience in the technology industry and extensive expertise and skills in strategy, finance and management.

J.B. Straubel has served on our board of directors since November 2020, and on Legacy QuantumScape’s board of directors from December 2019 until January 2021. Mr. Straubel has served as the Founder and Chief Executive Officer of Redwood Materials Inc., an electronic recycling and development company, since May 2017. Prior to joining Legacy QuantumScape, Mr. Straubel also co-founded and served as the Chief Technology Officer of Tesla from May 2005 to July 2019. Mr. Straubel previously served on the board of SolarCity Corporation and as a member of its Nominating and Corporate Governance Committee from August 2006 until its acquisition by Tesla in November 2016. Mr. Straubel holds a B.S. in Energy Systems Engineering and a M.S. in Engineering, with an emphasis on energy conversion, from Stanford University.

We believe Mr. Straubel is qualified to serve on our board of directors because of his technical and manufacturing expertise along with his leadership experience in electronic companies.

Jens Wiese has served on our board of directors since January 2021. Mr. Wiese has also served as Chairman of the board of QSV Operations LLC since its inception in September 2018. Mr. Wiese has 22 years of professional experience in the automotive industry, including more than 15 years as a top management consultant, advising clients from the automotive industry in strategic and financial turnaround matters. Mr. Wiese has served in multiple roles at Volkswagen AG, most recently as Head of Volkswagen Group M&A, Investment Advisory, and Partnerships since January 2020, Head of Industrial Cooperations and Partnerships from June 2018 to December 2019, Head of Group Battery Strategy from June 2016 to December 2019, and Corporate Strategy/Head of Performance Improvement from March 2016 to May 2018. Prior to his service at Volkswagen AG, Mr. Wiese served as Senior Director and Member of the German Management Team at Alix Partners GmbH, a consulting firm, from March 2007 to February 2016. Prior to that, Mr. Wiese served as a Principal and Member of the Automotive Leadership team at Roland Berger Strategy Consultants GmbH, a consulting firm, from April 1999 to March 2007. Mr. Wiese holds a Master’s degree in Business Administration from the Ludwig Maximilian University of Munich.

We believe Mr. Wiese is qualified to serve on our board of directors because of his broad investment advisory and strategic experience, along with his long-term experience in the automotive industry.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of eleven (11) directors, nine (9) of whom are independent under the listing standards of the NYSE. Mr. Singh serves as Chairman of our board of directors. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. At each annual meeting of stockholders, directors will be elected for a one-year term and until their successors are duly elected and qualified.

In accordance with the terms of our amended and restated bylaws (“Bylaws”), each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

Any director may be removed from office by our stockholders as provided in Section 141(k) of the Delaware General Corporation Law (the “DGCL”).

Director Independence

Our Class A Common Stock is listed on the NYSE. As a company listed on the NYSE, we are required under NYSE listing rules to maintain a board comprised of a majority of independent directors as determined affirmatively by our board. Under NYSE listing rules, a director will only qualify as an independent director if that listed company’s board of directors affirmatively determines that the director has no material relationship with such listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with such listed company). In addition, the NYSE listing rules require that, subject to specified exceptions, each member of our audit, compensation and nominating and corporate governance committees be independent. Our corporate governance guidelines define independence in accordance with the independence definition in the applicable NYSE listing rules.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and NYSE listing rules applicable to audit committee members. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and NYSE listing rules applicable to compensation committee members.

Our board of directors has undertaken a review of the independence of each of our directors. Based on information provided by each director concerning his or her background, employment, affiliations and business and personal activities, our board of directors has determined that Messrs. Blome, Buss, Doerr, Mirro, Saluja, Straubel and Wiese, Prof. Dr. Leohold, and Ms. Mikolajczak, representing nine (9) of our eleven (11) directors, do not have any material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and that each of these directors is an “independent director” as defined under the listing standards of the NYSE. Jagdeep Singh is not considered an independent director because of his position as our President and Chief Executive Officer. Prof. Fritz Prinz is not considered an independent director because of his position as co-founder and Chief Scientific Advisor of our company. In determining the independence of directors, our board of directors has also considered transactions, relationships and other arrangements between our directors and officers and certain of their affiliates, in their individual capacities and not as representatives of our company, and funds that are not affiliated with our company.

In making these determinations, our board of directors considered the current and prior relationships that each outside director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each outside director, and the transactions involving them described in this section.

There are no family relationships among any of our directors or executive officers.

Board of Directors Leadership Structure and Role of Lead Independent Director

Mr. Singh currently serves as both the chairman of our board of directors and as our president and chief executive officer. As our co-founder, Mr. Singh is best positioned to identify strategic priorities, lead critical discussion, and execute our business plans. Our corporate governance framework provides our board flexibility to determine the appropriate leadership structure for the company, and whether the roles of chairperson, president and chief executive officer should be separated or combined. In making this determination, our board considers many factors, including the needs of the business, our board’s assessment of its leadership needs from time to time and the best interests of our stockholders. Our board of directors has adopted corporate governance guidelines that provide that the board may appoint one of our independent directors to serve as our lead independent director at any time when the chairperson of our board of directors is not independent, including when our president and chief executive officer serves as the chairman of our board of directors. Because Mr. Singh is our chairman and also our president and chief executive officer, our board of directors has appointed Mr. Mirro to serve as our lead independent director. As lead independent director, Mr. Mirro is responsible for calling separate meetings of the independent directors, determining the agenda and presiding over such periodic meetings of our independent directors, serving as a liaison between Mr. Singh and our independent directors, including reporting to Mr. Singh regarding feedback from executive sessions, serving as our spokesperson as requested and performing such additional duties as a majority of our independent directors may otherwise determine or delegate.

Only independent directors serve on the audit committee, the compensation committee, and the nominating and corporate governance committee of our board of directors. As a result of the board of directors’ committee system and the existence of a majority of independent directors, the board of directors maintains effective oversight of our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates and corporate governance programs. We believe that the leadership structure of our board of directors, including Mr. Mirro’s role as lead independent director, as well as the independent committees of our board of directors is appropriate and enhances our board of directors’ ability to effectively carry out its roles and responsibilities on behalf of our stockholders, while Mr. Singh’s combined role enables strong leadership, creates clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

Role of our Board in Risk Oversight/Risk Committee

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the company faces, while one of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not currently have or anticipate having a standing risk management committee, but instead administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee assesses and monitors whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements. Our nominating and corporate governance committee assesses risks relating to our corporate governance practices, the independence of the board and potential conflicts of interest.

Our board of directors believes its current leadership structure supports the risk oversight function of our board of directors.

Board Committees

Our board of directors has established the following standing committees of the board: audit committee; compensation committee; and nominating and corporate governance committee. Copies of the charters for each committee are available on our website at https://ir.quantumscape.com/governance/governance-documents. The composition and responsibilities of each committee is described below.

Audit Committee

The current members of our audit committee are Messrs. Buss, Mirro and Saluja. Mr. Buss is the chairperson of our audit committee. Our board of directors has determined that each member of our audit committee meets the requirements for independence of audit committee members under the rules and regulations of the SEC and the listing standards of the NYSE, and are able to read and understand fundamental financial statements in accordance with the NYSE audit committee requirements. In arriving at this determination, our board of directors examined each audit committee member’s scope of experience and the nature of their prior and/or current employment. Our board of directors has determined that each of Messrs. Buss and Mirro qualifies as an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K and meets the financial sophistication requirements of the NYSE rules. In making this determination, our board of directors considered each of Messrs. Buss’ and Mirro’s formal education and previous experience in financial roles. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee. Our audit committee is responsible for, among other things:

•	selecting, compensating, and overseeing our independent registered public accounting firm;

•

evaluating the performance, independence and qualifications of our independent registered public accounting firm and determining whether to retain our existing independent registered public accounting firm or engage a new independent registered public accounting firm;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit and tax services;

•	reviewing with the independent auditors and approving the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by us;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and discussing the statements and reports with our independent auditors and management, and discussing with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;

•	reviewing our financial reporting processes, and disclosure controls and procedures;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of our financial controls and critical accounting policies;

•

reviewing with management and our auditors our procedures regarding the presentation of our financial information, and any earnings announcements and other public announcements regarding material developments;

•	overseeing the design, implementation and performance of our internal audit function;

•

reviewing and providing oversight of any related party transactions in accordance with our related party transaction policy and reviewing, monitoring compliance with legal and regulatory responsibilities, including our code of ethics;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting, auditing or other matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter; and

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented.

Our audit committee operates under a written charter that satisfies the applicable listing standards of the NYSE. A copy of the charter of our audit committee is available on our website at https://ir.quantumscape.com/governance/governance-documents.

Compensation Committee

The current members of our compensation committee are Messrs. Leohold, Buss and Straubel. Mr. Leohold is the chairperson of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence for compensation committee members under the rules and regulations of the SEC and the listing standards of the NYSE. Each member of the compensation committee is also an outside director, as defined pursuant to Rule 16b-3 promulgated under the Securities and Exchange Act of 1934 (as amended, the “Exchange Act”). Our compensation committee is responsible for, among other things:

•	reviewing and approving the corporate goals and objectives that pertain to the determination of the compensation of our executive officers, including our chief executive officer;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•	reviewing and approving or making recommendations to our board of directors regarding the compensation and other terms of employment of our executive officers, including our chief executive officer;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control arrangements and any other material arrangements for our executive officers;

•	administering our equity incentive plans, to the extent such authority is delegated by our board of directors; reviewing, approving and administering our employee benefit and equity incentive plans;

•	establishing and reviewing the compensation plans and programs of our employees, and ensuring that they are consistent with our general compensation strategy;

•

making recommendations to our board of directors regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by our board of directors;

•

if the board of directors or committee establishes stock ownership guidelines for the executive officers and non-employee members of the board of directors, monitoring compliance with any such stock ownership guidelines;

•	approving or making recommendations to our board of directors regarding the creation or revision of any clawback policy;

•	reviewing and making recommendations to our board of directors regarding the type and amount of compensation to be paid or awarded to our outside board members;

•

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing an annual report on executive compensation that the SEC requires in our annual proxy statement, to the extent such report is required;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with our board of directors.

The charter of the compensation committee permits the committee to delegate any or all of its authority when it deems it appropriate and in the best interests of our company and when such delegation would not violate applicable law, regulation or NYSE or SEC requirements. In addition, the compensation committee has the authority under its charter to retain or obtain the advice of compensation consultants, independent legal counsel and other advisors.

Since the Business Combination, our compensation committee has been responsible for making all executive compensation determinations. Mr. Singh works closely with the compensation committee in managing the executive compensation program and attends most meetings of the compensation committee. He does not participate in the determination of his own compensation.

In 2021, our compensation committee retained Compensia, Inc. (“Compensia”) as our independent compensation consultant to advise the compensation committee with respect to director compensation.

Our compensation committee operates under a written charter that satisfies the applicable listing standards of the NYSE. A copy of the charter of our compensation committee is available on our website at https://ir.quantumscape.com/governance/governance-documents.

Nominating and Corporate Governance Committee.

The current members of our nominating and corporate governance committee are Messrs. Doerr, Blome and Mirro. Mr. Doerr is the chairperson of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence for nominating and corporate governance committee members under the listing standards of the NYSE. Our nominating and corporate governance committee is responsible for, among other things:

•	reviewing and assessing and making recommendations to our board of directors regarding desired qualifications, expertise and characteristics sought of board members;

•	identifying, reviewing and making recommendations of candidates to serve on our board of directors;

•

considering our board of directors’ leadership structure, including the separation of the chairman and chief executive officer roles and/or appointment of a lead independent director of our board, either permanently or for specific purposes, and making such recommendations to our board of directors;

•

developing and reviewing periodically policies and procedures for considering stockholder nominees for election to our board of directors and evaluating nominations by stockholders of candidates for election to our board of directors;

•	evaluating the “independence” of directors and director nominees against the independence requirements of the NYSE, applicable rules and regulations of the SEC and other applicable laws;

•	reviewing our succession planning process for our chief executive officer and any other members of our executive management team;

•	evaluating the current size, composition and organization of our board of directors and its committees and making recommendations to our board of directors for approvals;

•	recommending to our board of directors any changes to the corporate governance guidelines and corporate governance framework;

•	reviewing issues and developments related to corporate governance and identifying and bringing to the attention of our board of directors current and emerging corporate governance trends;

•	overseeing director orientation for new directors and continuing education for our directors;

•	evaluating the performance of our board of directors and its committees and individual directors and determining whether continued service on our board of directors is appropriate;

•

reviewing and monitoring compliance with our code of business conduct and ethics, and reviewing possible, actual and potential conflicts of interest of our board members and officers other than related party transactions reviewed by our audit committee;

•	administering policies and procedures for communications with the non-management members of our board of directors;

•

if the board of directors or committee establishes stock ownership guidelines for the executive officers and non-employee members of the board of directors, monitoring compliance with any such stock ownership guidelines; and

•

reviewing annually the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to our board of directors, including undertaking an annual review of its own performance.

The composition and function of our nominating and corporate governance committee complies with all applicable requirements of The Sarbanes-Oxley Act of 2002 and all applicable SEC and the NYSE rules and regulations. We will comply with future requirements to the extent they become applicable. Our nominating and corporate governance committee operates under a written charter that satisfies the applicable listing standards of the NYSE. A copy of the charter of our nominating and corporate governance committee is available on our website at https://ir.quantumscape.com/governance/governance-documents.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee have ever been an executive officer or employee of our company. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serve on our board of directors or compensation committee.

Indemnification of Directors and Officers; Exculpation

Our Certificate of Incorporation limits our directors’ liability for money damages to the fullest extent permitted under the DGCL. The DGCL permits a certificate of incorporation provision to provide that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for certain unlawful payments of dividends or redemptions or repurchases of shares; or

•	for any breach of a director’s duty of loyalty.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and our Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement of reasonable expenses (including attorneys’ fees) in advance of the final disposition of the proceeding, subject to an undertaking by or on behalf of such person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under our Bylaws or the DGCL.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers following the Business Combination. These indemnification agreements provide our directors and executive officers with contractual rights to indemnification and advancement for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Corporate Governance Guidelines and Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

Our board of directors has adopted corporate governance guidelines. Our corporate governance guidelines address, among other items, the qualifications and responsibilities of our directors and director candidates, the structure and composition of our board of directors and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a code of business conduct and ethics (the “Code of Conduct”), applicable to all of our employees, executive officers and directors. The full text of our corporate governance guidelines and code of business conduct and ethics are available on our website at https://ir.quantumscape.com/governance/governance-documents. The nominating and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. Any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Outside Director Compensation

Our Board expects to review director compensation periodically to ensure that director compensation remains competitive such that we are able to recruit and retain qualified directors. See the section entitled “Executive Compensation—Director Compensation” for more information on our outside director compensation policy.

EXECUTIVE COMPENSATION

To achieve our goals, we have designed, and intend to modify as necessary, our compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share our philosophy and desire to work towards achieving these goals.

We believe our compensation program should promote the success of the company and align executive incentives with the long-term interests of our stockholders. Our current compensation programs reflect our startup origins in that they consist primarily of salary and stock option awards. As our needs evolve, we intend to continue to evaluate our philosophy and compensation programs as circumstances require.

Our board of directors, with input from our President and Chief Executive Officer, has historically determined the compensation for our named executive officers.

For the year ended December 31, 2020, our named executive officers were:

•	Jagdeep Singh, President and Chief Executive Officer

•	Kevin Hettrich, Chief Financial Officer

•	Michael McCarthy, Chief Legal Officer and Head of Corporate Development

Summary Compensation Table

The following table sets forth information regarding the compensation reportable for our named executive officers for the years ended December 31, 2020 and December 31, 2019.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Jagdeep Singh	2020	277,116	16,719,999	—	55,000	17,052,115
President, Chief Executive Officer and Director	2019	275,334	—	—	—	275,334
Kevin Hettrich(3) Chief Financial Officer	2020	310,096	3,344,000	—	63,000	3,717,096
Michael McCarthy	2020	361,779	2,507,998	—	73,500	2,943,277
Chief Legal Officer and Head of Corporate Development	2019	350,334	—	906,260	—	1,256,594

(1)

The amounts in this column represent the aggregate grant-date fair value of awards granted to each named executive officer, computed in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. See Note 8 to the audited consolidated financial statements appearing at the end of the Original Filing for a discussion of the assumptions made by us in determining the grant-date fair value of our equity awards. Awards were granted prior to the closing of the Business Combination and to our Class A Common Stock becoming listed on the NYSE.

(2)

Amounts listed reflect a payment made to each of our named executive officers in order to secure his execution of an employee lock-up agreement in connection with our company’s entry into the Business Combination Agreement dated September 2, 2020.

(3)	Mr. Hettrich was not a named executive officer in 2019.

Narrative Disclosure to Summary Compensation Table

Effective July 2020, the annual base salary of each of Messrs. Hettrich and McCarthy were increased to $315,000 and $367,500, respectively. Effective January 2021, the annual base salary of each of our named executive officers was increased to $375,000.

Executive Letter Agreements

Other than Messrs. Hettrich and McCarthy, our named executive officers have not entered into employee agreements with us. Details of the current agreements for Messrs. Hettrich and McCarthy are outlined below.

Agreement with Kevin Hettrich

On October 14, 2011, Kevin Hettrich entered into an offer letter with Legacy QuantumScape to initially serve as Product Marketing Manager (the “Hettrich Offer Letter”). The Hettrich Offer Letter has no specific term and provides that Mr. Hettrich is an at-will employee. The Hettrich Offer Letter contains customary confidentiality, non-solicitation and intellectual property assignment provisions.

Agreement with Michael McCarthy

On January 15, 2013, Michael McCarthy entered into an offer letter with Legacy QuantumScape to initially serve as General Counsel (the “McCarthy Offer Letter”). The McCarthy Offer Letter has no specific term and provides that Mr. McCarthy is an at-will employee. The McCarthy Offer Letter contains customary confidentiality, non-solicitation and intellectual property assignment provisions.

Base Salary

Base salary is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance.

Nonequity Incentive Plan Compensation

Prior to 2021, we had no formal arrangements with our named executive officers providing for nonequity incentive plan compensation. In March 2021, our board of directors adopted our Employee Incentive Compensation Plan, or our Bonus Plan. Pursuant to the Bonus Plan, the Compensation Committee, in its sole discretion, establishes a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period. The Compensation Committee determines the performance goals applicable to any award, which goals may include, without limitation, a variety of performance, operational, developmental, and financial goals, and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

Stock Option Awards

Stock options and restricted stock units were granted to our named executive officers under Legacy QuantumScape’s 2010 Equity Incentive Plan (the “2010 Plan”).

Legacy QuantumScape 2010 Equity Incentive Plan

The 2010 Plan allowed Legacy QuantumScape to provide incentive stock options, within the meaning of Section 422 of the Internal Revenue Code (the “Code”), nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to eligible employees, directors, and consultants of Legacy QuantumScape and any parent or subsidiary of Legacy QuantumScape. The 2010 Plan was terminated in connection with the Business Combination and we will not grant any additional awards under the 2010 Plan hereafter. However, the 2010 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2010 Plan.

Plan Administration

The 2010 Plan was administered by the board of directors of Legacy QuantumScape or one or more of its committees and will continue to be administered by our board of directors or one or more of its committees. Different committees administered the 2010 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer the 2010 Plan and to control its operation, including the authority to construe and interpret the terms of the 2010 Plan and the awards granted under the 2010 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to the 2010 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering the 2010 Plan.

Eligibility

Employees, directors and consultants of Legacy QuantumScape or its parent or subsidiary companies were eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and did not directly promote or maintain a market for Legacy QuantumScape securities. Only employees of Legacy QuantumScape or its parent or subsidiary companies were eligible to receive incentive stock options.

Stock Options

Stock options were granted under the 2010 Plan. Subject to the provisions of the 2010 Plan, the administrator determined the term of an option, the number of shares and the class of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determined the exercise price of options, which generally was not less than 100% of the fair market value of Legacy QuantumScape’s common stock on the grant date, unless expressly determined in writing by the administrator on the option’s grant date. However, an incentive stock option granted to an individual who directly or by attribution owned more than 10% of the total combined voting power of all of Legacy QuantumScape’s classes of stock or of any of Legacy QuantumScape’s parent or subsidiary had a term of no longer than 5 years from the grant date and have an exercise price of at least 110% of the fair market value of Legacy QuantumScape’s common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in the 2010 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for three months or such longer or shorter period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for twelve months from the date of termination (or such other longer or shorter period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-Transferability of Awards

Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. In the case of awards issued to California residents, if the administrator makes an award transferable, such award may only be transferred (i) by will, (ii) by the laws of descent and distribution or (iii) as permitted by Rule 701 of the Securities Act of 1933, as amended.

Certain Adjustments

If there was a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities or other change in our corporate structure affecting the shares, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2010 Plan, would adjust the number and class of shares that could be delivered under the 2010 Plan and/or the number, class, and price of shares covered by each outstanding award. In the case of awards issued to California residents, the administrator would make such adjustments to an award required by Section 25102(o) of the California Corporations Code to the extent we were relying upon the exemption afforded thereby with respect to the award. The administrator’s determination regarding such adjustments was final, binding and conclusive.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and Change of Control

In the event of a merger or a “change in control” (as defined in the 2010 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

In the event that the successor corporation does not assume or substitute for an award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. In addition, if an option or stock appreciation right is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant in writing or electronically that the option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period.

Amendment and Termination

Our board of directors may, at any time, terminate or amend the 2010 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to the 2010 Plan. To the extent necessary and desirable to comply with applicable laws, we would obtain stockholder approval of any amendment to the 2010 Plan. No amendment or alteration of the 2010 Plan would impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As of November 25, 2020, the 2010 Plan terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

QuantumScape 2020 Equity Incentive Plan

On November 25, 2020, our 2020 Equity Incentive Plan (the “2020 Plan”) became effective. The 2020 Plan was approved by our stockholders at the special meeting held on November 25, 2020 (the “Special Meeting”). The purposes of the 2020 Plan are to attract and retain personnel for positions with us, any parent or subsidiary, and any entity that is in control of, is controlled by or is under common control with us (such entities are referred to herein as, the company group); to provide additional incentive to employees, directors, and consultants; and to promote the success of our business. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards as the administrator of the 2020 Plan may determine.

Authorized Shares

Subject to the adjustment provisions contained in the 2020 Plan and the evergreen provision described below, the maximum number of shares of Class A Common Stock that may be issued pursuant to awards under the 2020 Plan is (i) 41,500,000 shares of Class A Common Stock, plus (ii) any shares of Class A Common Stock subject to stock options, restricted stock units or other awards that were assumed in the merger and terminate as a result of being unexercised or are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2020 Plan pursuant to clause (ii) equal to 69,846,580 shares of Class A Common Stock. The 2020 Plan also includes an evergreen provision that provides for an automatic annual increase to the number of shares of Class A Common Stock available for issuance under the 2020 Plan on the first day of each fiscal year beginning with the 2021 fiscal year, equal to the least of:

•	41,500,000 shares of Class A Common Stock;

•	5% of the total number of shares of all classes of Common Stock as of the last day of our immediately preceding fiscal year; or

•	Such lesser amount determined by the administrator.

The 2020 Plan provides that the evergreen provision will terminate following the increase on the first day of the 2030 fiscal year.

Generally, if an award expires or becomes unexercisable without having been exercised in full, is surrendered under an exchange program described below, or, with respect to restricted stock, restricted stock units or performance awards, is forfeited to or reacquired by us due to the failure to vest, the unpurchased shares (or for awards other than options or stock appreciation rights, the forfeited or repurchased shares) that were subject to such awards will become available for future grant or sale under the 2020 Plan (unless it has terminated). With respect to stock appreciation rights, only shares actually issued will cease to be available. Shares that actually have been issued under the 2020 Plan under any award will not be returned to the 2020 Plan and will not become available for future distribution under the 2020 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by us or are forfeited to us, such shares will become available for future grant under the 2020 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale. To the extent an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance. If the board of directors, or a committee appointed by the board of directors, grants awards in substitution for equity compensation awards outstanding under a plan maintained by an entity acquired by or that becomes a part of any member of the company group, the grant of those substitute awards will not decrease the number of shares available for issuance under the 2020 Plan.

If any extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other of our securities, issuance of warrants or other rights to acquire our securities, other change in our corporate structure affecting the shares, or any similar equity restructuring transaction affecting the shares occurs, the administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2020 Plan, will adjust the number and class of shares that may be delivered under the 2020 Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the 2020 Plan.

Plan Administration

Our board of directors or a committee appointed by the board of directors administers the 2020 Plan and are referred to as the administrator. Different administrators may administer the 2020 Plan with respect to different groups of service providers. Our board of directors may retain the authority to concurrently administer the 2020 Plan and revoke the delegation of some or all authority previously delegated.

Subject to the terms of the 2020 Plan and applicable laws, the administrator generally will have the power in its sole discretion to make any determinations and perform any actions deemed necessary or advisable for administering the 2020 Plan. The administrator will have the power to administer the 2020 Plan, including but not limited to the power to construe and interpret the 2020 Plan and awards granted under the 2020 Plan, and determine the terms of awards, including but not limited to the exercise price (if any), the number of shares of Class A Common Stock subject to each award, the time when awards may vest or be exercised (including the ability to accelerate the vesting and exercisability of awards), and the form of consideration payable upon exercise, if applicable. The administrator may select the service providers to whom awards may be granted and approve forms of awards agreements under the 2020 Plan. The administrator will also have the authority to amend awards (including but not limited to the discretionary authority to extend the post-termination exercisability period of awards and to extend the maximum term of an option) and to temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, subject to the provisions of the 2020 Plan. The administrator may institute and determine the terms and conditions of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) participants have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, (iii) and/or the exercise price of an outstanding award is increased or reduced. Unless a participant is on an approved leave of absence, the administrator will have sole discretion to determine the date on which a participant stops actively providing services to us or the company group. The administrator’s decisions, determinations, and interpretations are final and binding on all participants and any other holders of awards.

Stock Options

Options may be granted under the 2020 Plan. Subject to the provisions of the 2020 Plan, the administrator will determine the terms and conditions of options, including when such options vest and become exercisable (and the administrator will have the discretion to accelerate the time at which such options will vest or become exercisable). The per share exercise price of any option generally must be at least 100% of the fair market value of a share on the date of grant, and the term of an incentive stock option may not be more than 10 years. However, with respect to any incentive stock option granted to an individual who owns 10% of the voting power of all classes of our stock or any of our parent or subsidiary corporations, the term of such option must not exceed 5 years, and the per share exercise price of such incentive stock option must be at least 110% of the fair market value of a share on the grant date. After a participant’s service terminates, he or she generally may exercise the vested portion of his or her option for the period of time stated in his or her option agreement. Generally, the fair market value of a share is the closing sales price of a share on the relevant date as quoted on the NYSE. In no event may an option be exercised later than the expiration of its term, except in certain circumstances where the expiration occurs during a period where exercise is not permitted under applicable law, as described more fully in the 2020 Plan. Subject to the provisions of the 2020 Plan, the administrator will determine the other terms of options, including but not limited to the acceptable forms of consideration for exercising an option.

Stock Appreciation Rights

Stock appreciation rights may be granted under the 2020 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Class A Common Stock between the exercise date and the date of grant. Subject to the provisions of the 2020 Plan, the administrator will determine the terms and conditions of stock appreciation rights, including when such rights vest and become exercisable (and the administrator will have the discretion to accelerate the time at which such rights will vest or become exercisable) and whether to pay any increased appreciation in cash, shares, or a combination of both. The per share exercise price of a stock appreciation right must be at least 100% of the fair market value a share on the date of grant with respect to U.S. taxpayers, and the term of a stock appreciation right will be 10 years. After a participant’s service terminates, he or she generally may exercise the vested portion of his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its terms, except in certain circumstances where the expiration occurs during a period where exercise is not permitted under applicable law, as described more fully in the 2020 Plan.

Restricted Stock

Restricted stock may be granted under the 2020 Plan. Restricted stock awards are grants of shares that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us or members of the company group), and the administrator will have the discretion to accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting but will not have dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units may be granted under the 2020 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one Share (as defined under the 2020 Plan). The administrator will determine the terms and conditions of restricted stock units including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator will have the discretion to accelerate the time at which any restrictions will lapse or be removed and to settle earned restricted stock units in cash, shares, or a combination of both.

Performance Awards

Performance awards may be granted under the 2020 Plan. Performance awards are awards that will result in a payment to a participant only if objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance objectives in its discretion, which, depending on the extent to which they are met, will determine the value of the payout for the performance awards to be paid out to participants. The administrator will have the discretion to reduce or waive any performance objectives or other vesting provisions for performance awards. Performance awards will have a threshold, target, and maximum payout value established by the administrator on or before to the grant date. The administrator will have the discretion to pay earned performance awards in the form of cash, shares, or in some combination of both.

Outside Directors

The 2020 Plan provides that any outside director, in any fiscal year, may not be paid, issued or granted cash compensation and equity awards under the 2020 Plan with an aggregate value of more than $750,000, increased to $1,000,000 in connection with the outside director’s initial service, with the value of each equity award based on its grant date fair value. For purposes of this limitation, the grant date fair value is determined in accordance with generally accepted accounting principles (“GAAP”). Any cash compensation or equity awards granted under the 2020 Plan to an outside director for his or her services as an employee, or for his or her services as a consultant (other than as an outside director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our outside directors.

Non-Transferability of Awards

Unless the administrator provides otherwise, the 2020 Plan generally does not allow for the transfer or disposal of awards and only the recipient of an award may exercise an award during his or her lifetime. Any unauthorized transfer will be void.

Dissolution or Liquidation

If we experience a proposed liquidation or dissolution, the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.

Merger or Change in Control

The 2020 Plan provides that if we engage in a merger or a “change in control” (as defined under the 2020 Plan), each outstanding award will be treated as the administrator determines (subject to the following paragraph) without a participant’s consent, including that an award be continued by the successor corporation or that vesting of awards may accelerate automatically upon consummation of the transaction. The administrator will not be required to treat all awards, portions of awards or participants similarly and may modify awards, subject to the provisions of the 2020 Plan.

If the successor corporation does not continue an award (or some portion of such award), the participant will fully vest in (and have the right to exercise) 100% of the then-unvested shares subject to his or her outstanding options and stock appreciation rights, all restrictions on 100% of the participant’s outstanding restricted stock and restricted stock units will lapse, and, regarding 100% of participant’s outstanding awards with performance-based vesting, all performance goals or other vesting criteria will be treated as achieved at 100% of target levels and all other terms and conditions met. In no event will vesting of an award accelerate as to more than 100% of the award. If options or stock appreciation rights are not continued when a change in control or a merger of us with or into another corporation or other entity occurs, the administrator will notify the participant in writing or electronically that the participant’s vested options or stock appreciation rights (after considering the foregoing vesting acceleration, if any) will be exercisable for a period of time determined by the administrator in its sole discretion and all of the participant’s options or stock appreciation rights will terminate upon the expiration of such period (whether vested or unvested).

With respect to awards held by an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise his or her options and/or stock appreciation rights, all restrictions on his or her restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant.

Forfeiture and Clawback

All awards granted under the 2020 Plan will be subject to recoupment under any clawback policy that we are required to adopt under applicable law or listing standards. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. If we are required to prepare an accounting restatement due to our material noncompliance with any applicable securities laws as a result of a participant’s misconduct or if a participant is subject to forfeiture under applicable law, the participant must reimburse us in the amount of any payment in settlement of an award earned or accrued during the 12-month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document embodying such financial reporting requirement.

Amendment or Termination

The 2020 Plan became effective upon the Business Combination and will continue in effect until terminated by the administrator, however no incentive stock options may be granted after the ten (10) year anniversary of the adoption of the 2020 Plan by our board of directors, and the evergreen feature of the 2020 Plan will terminate following the increase on the first day of the 2030 fiscal year. In addition, our board of directors will have the authority to amend, suspend, or terminate the 2020 Plan, but such action generally may not materially impair the rights of any participant without his or her written consent.

QuantumScape 2020 Employee Stock Purchase Plan

On November 25, 2020, our 2020 Employee Stock Purchase Plan (the “ESPP”) became effective. The ESPP Plan was approved by our stockholders at the Special Meeting. The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of our Class A Common Stock through accumulated contributions, which generally will be made through payroll deductions. The ESPP permits the administrator (as discussed below) to grant purchase rights that qualify for preferential tax treatment under Section 423 of the Code. In addition, the ESPP authorizes the grant of purchase rights that do not qualify under Code Section 423 pursuant to rules, procedures or sub-plans adopted by the administrator that are designed to achieve desired tax or other objectives.

Shares Available for Issuance

The maximum number of shares of Class A Common Stock available for issuance under the ESPP is 7,600,000 shares. The shares may be authorized, but unissued, or reacquired Class A Common Stock. The number of shares of Class A Common Stock available for issuance under the ESPP will be increased on the first day of each fiscal year beginning with the 2021 fiscal year equal to the least of (i) 7,600,000 shares of Class A Common Stock, (ii) one percent (1%) of the outstanding shares of Class A Common Stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by the administrator.

We are currently unable to determine how long this share reserve may last because the number of shares that will be issued in any year or offering period depends on a variety of factors that cannot be predicted with certainty, including, for example, the number of employees who elect to participate in the ESPP, the level of contributions made by participants and the future price of shares of Class A Common Stock.

Administration

The ESPP will be administered by the board of directors or a committee appointed by the board of directors that is constituted to comply with applicable laws (including the compensation committee). We expect the compensation committee to be the administrator of the ESPP. Subject to the terms of the ESPP, the administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate subsidiaries and affiliates as participating in the Section 423 Component and the Non-Section 423 Component, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish such procedures that it deems necessary or advisable for the administration of the ESPP. The administrator is authorized to adopt rules and procedures in order to: determine eligibility to participate, determine the definition of compensation for the purposes of contributions to the ESPP, handle contributions to the ESPP, coordinate the making of contributions to the ESPP, establish bank or trust accounts to hold contributions to the ESPP, effect the payment of interest, effect the conversion of local currency, satisfy obligations to pay payroll tax, determine beneficiary designation requirements, implement and determine withholding procedures and determine procedures for the handling of stock certificates that vary with applicable local requirements. The administrator will also be authorized to determine that, to the extent permitted by applicable law, the terms of a purchase right granted under the ESPP or an offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the ESPP or the same offering to employees resident solely in the United States. Every finding, decision and determination made by the administrator will, to the full extent permitted by law, be final and binding upon all parties.

Eligibility

Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase shares of Class A Common Stock under the ESPP if such employee:

•

immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all our classes of capital stock or of any of our parents or subsidiaries; or

•

holds rights to purchase shares of any classes of our capital stock under all of our employee stock purchase plans or any of our parents or subsidiaries that accrue at a rate that exceeds $25,000 worth of shares of any classes of our capital stock for each calendar year in which such rights are outstanding at any time.

Offering Periods

The ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in the ESPP. Offering periods will begin and end on such dates as may be determined by the administrator in its discretion, in each case on a uniform and nondiscriminatory basis, and may contain one or more purchase periods. The administrator may change the duration of offering periods (including commencement dates) with respect to future offerings so long as such change is announced prior to the scheduled beginning of the first offering period affected. No offering period may last more than 6 months.

Contributions

The ESPP will permit participants to purchase shares of Class A Common Stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation, or such other limit established by the administrator from time to time in its discretion and on a uniform and nondiscretionary basis for all options to be granted on an enrollment date in an offering, which includes a participant’s base straight time gross earnings but excludes payments for commissions, incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, during any offering period, a participant may not increase the rate of his or her contributions and may only decrease the rate of his or her contributions (including to 0%) one time.

Exercise of Purchase Right

Amounts contributed and accumulated by the participant will be used to purchase shares of Class A Common Stock at the end of each purchase period. A participant may purchase a maximum number of shares of Class A Common Stock during a purchase period as determined by the administrator in its discretion and on a uniform and nondiscriminatory basis. The purchase price of the shares will be determined by the administrator from time to time, in its discretion and on a uniform and nondiscriminatory basis for all options to be granted on an enrollment date, provided that in no event may the purchase price be less than 85% of the lower of the fair market value of Class A Common Stock on the first trading day of the offering period or on the exercise date, which is generally the last trading day of a purchase period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of Class A Common Stock. Participation ends automatically upon termination of employment with us.

Termination of Participation

Participation in the ESPP generally will terminate when a participating employee’s employment with us or a designated company ceases for any reason, the employee withdraws from the ESPP or we terminate or amend the ESPP such that the employee no longer is eligible to participate. An employee may withdraw his or her participation in the ESPP at any time in accordance with procedures, and prior to any applicable deadline, specified by the administrator. Upon withdrawal from the ESPP, in general the employee will receive all amounts credited to his or her account without interest (unless otherwise required under applicable law) and his or her payroll withholdings or contributions under the ESPP will cease.

Non-Transferability

Neither contributions credited to a participant’s account nor rights to purchase shares of Class A Common Stock and any other rights and interests under the ESPP may be assigned, transferred, pledged or otherwise disposed of (other than by will, the laws of descent and distribution or beneficiary designation in the event of death). Any attempt at such prohibited disposition will be without effect, except that we may treat such act as an election to withdraw participation.

Certain Transactions

In the event that any dividend or other distribution (whether in the form of cash, Class A Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of Class A Common Stock or our other securities, or other change in our corporate structure affecting the Class A Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the ESPP in such manner it may deem equitable, will adjust the number and class of Class A Common Stock that may be delivered under the ESPP, the purchase price per share, the number of shares of Class A Common Stock covered by each purchase right under the ESPP that has not yet been exercised, and the numerical limits of the ESPP.

In the event of our proposed dissolution or liquidation, any ongoing offering periods will be shortened and will terminate immediately before consummation of the proposed dissolution or liquidation following the purchase of shares of Class A Common Stock under the shortened offering periods, unless provided otherwise by the administrator. Prior to the new exercise date, the administrator will notify participants regarding the new exercise date and the exercise to occur on such date.

In the event of a merger or “change in control” (as defined in the ESPP), each outstanding option under the ESPP will be assumed or substituted for by the successor corporation or its parent or subsidiary. In the event that options are not assumed or substituted for, the offering period will be shortened by setting a new exercise date on which the offering period will end, which will occur prior to the closing of the merger or change in control. Prior to the new exercise date, the administrator will notify participants regarding the new exercise date and the exercise to occur on such date.

Amendment; Termination

The administrator will have the authority to amend, suspend or terminate the ESPP. The ESPP automatically will terminate in 2040, unless we terminate it sooner. If the administrator determines that the ongoing operation of the ESPP may result in unfavorable financial accounting consequences, the administrator may modify, amend or terminate the ESPP to reduce or eliminate such accounting consequence. If the ESPP is terminated, the administrator in its discretion may terminate all outstanding offering periods either immediately or after consummation of the purchase of shares of Class A Common Stock under the ESPP (which may be adjusted to occur sooner than originally scheduled), or in accordance with their terms. If options are terminated prior to their expiration, then all amounts credited to participants that have not been used to purchase shares of Class A Common Stock will be returned, without interest (unless otherwise required under applicable law), as soon as administratively practicable.

Other Compensation

Benefits and Perquisites

We provide benefits to our named executive officers on the same basis as provided to all of our employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; critical illness insurance; short-and long-term disability insurance; a health savings account; a wellness incentive; and a tax-qualified Section 401(k) plan for which no match by us is provided. We do not maintain any executive-specific benefit or perquisite programs.

Retirement Benefits

We provide a tax-qualified Section 401(k) plan for all employees, including the named executive officers. We do not provide a match for participants’ elective contributions to the 401(k) plan, nor do we provide to employees, including our named executive officers, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.

Outstanding Equity Awards at 2020 Year End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2020.

	Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Jagdeep Singh(4)(6)	04/08/2013	2,010,874	—	0.64	04/07/2023	—	—
Jagdeep Singh(5)(6)	08/19/2016	2,499,520	—	1.31	08/19/2026	—	—
Jagdeep Singh(6)(7)	03/15/2017	5,957,193	541,560	1.33	03/15/2027	—	—
Jagdeep Singh(6)(8)	08/07/2020	—	—	—	—	4,021,750	16,719,999
Kevin Hettrich(6)(9)	05/03/2016	265,680	—	1.31	05/03/2026	—	—
Kevin Hettrich(6)(10)	03/15/2017	420,631	46,920	1.33	03/15/2027	—	—
Kevin Hettrich(6)(11)	06/05/2019	150,816	251,358	2.38	06/05/2029	—	—
Kevin Hettrich(6)(12)	08/07/2020	—	—	—	—	804,350	3,344,000
Michael McCarthy(6)(13)	05/01/2013	124,673	—	0.64	04/30/2023	—	—
Michael McCarthy(6)(14)	09/18/2013	603,262	—	0.64	09/17/2023	—	—
Michael McCarthy(15)	02/27/2015	333,804	—	1.05	02/26/2025	—	—
Michael McCarthy(6)(16)	05/03/2016	100,542	—	1.31	05/03/2026	—	—
Michael McCarthy(6)(10)	03/15/2017	611,977	55,632	1.33	03/15/2027	—	—
Michael McCarthy(6)(11)	06/05/2019	226,224	377,037	2.38	06/05/2029	—	—
Michael McCarthy(6)(12)	08/07/2020	—	—	—	—	603,262	2,507,998

(1)	All stock options were granted pursuant to the 2010 Plan.
(2)	This column represents the fair market value of a share of common stock on the date of the grant, as determined by our board of directors.
(3)

The amounts in this column represent the aggregate grant-date fair value of awards granted to each named executive officer, computed in accordance with the FASB ASC Topic 718. See Note 9 to the audited consolidated financial statements included in the Original Filing for a discussion of the assumptions made by us in determining the grant-date fair value of our equity awards.

(4)	75% of these option shares vested on February 13, 2016, and the remainder were vested by February 13, 2017.
(5)	These option shares vested by December 10, 2018.

(6)

The equity award is eligible for accelerated vesting in the event the named executive officer’s employment is terminated in a qualifying termination in connection with a change in control. The acceleration rights are described below under “Executive Compensation—Potential Payments upon Termination or Change in Control.”

(7)

These option shares vested as to 1/48th of the total shares subject to the option on May 1, 2017, and the remainder vested and will vest on each monthly anniversary thereafter, subject to the optionee’s continued service through each vesting date.

(8)	1/8th of the restricted stock units vest on February 15, 2021 and 1/16th vest quarterly thereafter, subject to the holder’s continued service through each vesting date.
(9)	These option shares vested on April 27, 2019.
(10)

These option shares vested as to 1/48th of the total shares subject to the option on May 1, 2017, and the remainder vested and will vest on each monthly anniversary thereafter, subject to the optionee’s continued service through each vesting date.

(11)

These option shares vested as to 1/48th of the total shares subject to the option on June 5, 2019, and the remainder vested and will vest on each monthly anniversary thereafter, subject to the optionee’s continued service through each vesting date.

(12)	1/6th of the RSUs vest on February 15, 2021 and 1/12th vest quarterly thereafter, subject to the holder’s continued service as of each vesting date.
(13)	25% of these option shares vested on April 8, 2014, and the remainder were vested by April 8, 2017.
(14)	25% of these option shares vested on September 18, 2014, and the remainder were vested by September 18, 2017.
(15)	These option shares vested on February 27, 2018.
(16)	These option shares vested on February 18, 2019.

Potential Payments upon Termination or Change in Control

Prior to 2021, we did not have a formal plan with respect to severance benefits payable to our named executive officers and other key employees. From time to time, we granted equity awards to, or entered into offer letters with, certain key employees, including our named executive officers, that provide for accelerated vesting of equity awards in the event such key employee’s employment was involuntarily terminated under certain circumstances related to a change in control.

In March 2021, our board of directors approved, and we entered into change in control and severance agreements (each a “CIC Agreement”) with each of our named executive officers, which require us to make specific payments and benefits in connection with the termination of such named executive officers’ employment under certain circumstances. These CIC Agreements superseded any other agreement or arrangement relating to severance benefits with these named executive officers or any terms of their option agreements related to vesting acceleration or other similar severance-related terms.

The CIC Agreements will remain in effect for an initial term of three years. At the end of the initial term, each CIC Agreement will automatically renew for an additional one-year period unless either party provides notice of nonrenewal within 90 days prior to the date of the automatic renewal. The CIC Agreements also acknowledge that each of these named executive officers is an at-will employee, whose employment can be terminated at any time. In order to receive the severance benefits described below, each of these named executive officers is obligated to execute a release of claims against us.

In the event of a termination of employment without “cause” (as defined in the CIC Agreement) outside of the “change in control period” (as generally defined below), such named executive officer will receive the following:

•	continued base salary for 12 months (or 6 months for named executive officers other than our Chief Executive Officer);

•	up to 50% of each named executive officer’s potential bonus, in the discretion of our compensation committee;

•	paid COBRA benefits for up to 12 months (or 6 months for named executive officers other than our Chief Executive Officer); and

•	no acceleration of equity awards.

In the event of a termination of employment without “cause” or a resignation for “good reason” (as defined in the CIC Agreement) during the “change in control period,” such named executive officer will receive the following:

•	a lump-sum payment of 12 months of base salary;

•	a lump-sum payment equal to 100% of the potential bonus;

•	paid COBRA benefits for up to 12 months; and

•	100% acceleration of equity awards.

In the event any payment to one of these named executive officers is subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a “parachute payment” under Section 280G of the Code), such named executive officer will be entitled to receive such payment as would entitle him or her to receive the greatest after-tax benefit of either the full payment or a lesser payment which would result in no portion of such severance benefits being subject to excise tax.

For the purpose of the change in control agreements, “change in control period” means generally the period beginning three months prior to, and ending 12 months following, a change in control of us.

Director Compensation

Prior to 2021, we had no formal arrangements under which outside directors received compensation for their service on our board of directors or its committees. Our policy was to reimburse outside directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as outside directors, and occasionally grant stock options to our outside directors upon their respective appointments as directors.

In March 2021, our board of directors adopted a new outside director compensation policy (the “Director Compensation Policy”) for our outside directors that became effective retroactively to February 1, 2021. The Director Compensation Policy was developed with input from Compensia regarding practices and compensation levels at comparable companies. The Director Compensation Policy is designed to attract, retain, and reward outside directors.

Under the Director Compensation Policy, each outside director will receive the cash and equity compensation for board services described below. We also will reimburse our outside directors for reasonable, customary, and documented travel expenses to meetings of our board of directors or its committees and other expenses.

Maximum Annual Compensation Limit

The Director Compensation Policy includes a maximum annual limit of $750,000 of cash compensation and equity compensation awards that may be paid, issued, or granted to an outside director in any fiscal year (increased to $1,000,000 in the outside director’s initial year of service as an outside director). For purposes of this limitation, the grant date fair value is determined in accordance with GAAP. Any cash compensation or equity awards granted under the 2020 Plan to an outside director for his or her services as an employee, or for his or her services as a consultant (other than as an outside director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our outside directors.

Cash Compensation

Outside directors are entitled to receive the following cash compensation for their service under the Director Compensation Policy:

•	$80,000 per year for service as a board member;

•	$22,000 per year for service as lead independent director of our board of directors;

•	$25,000 per year for service as chair of the audit committee;

•	$12,500 per year for service as member of the audit committee;

•	$18,000 per year for service as chair of the compensation committee;

•	$9,000 per year for service as member of the compensation committee;

•	$13,000 per year for service as chair of the nominating and corporate governance committee; and

•	$6,500 per year for service as member of the nominating and corporate governance committee.

Each outside director who serves as the chair of a committee will receive only the annual cash fee as the chair of the committee, and not the additional annual cash fee as a member of the committee. All cash payments to outside directors are paid quarterly in arrears on a pro-rated basis.

Equity Compensation

In the event of a “change in control” (as defined in the 2020 Plan), each outside director’s outstanding awards will fully vest, provided that the outside director continues to be an outside director through the date of the change in control.

Initial Awards

Each person who first becomes an outside director following the effective date of the Director Compensation Policy will automatically receive an initial award of RSUs (the “Initial Award”). The Initial Award will cover a number of shares of our Class A Common Stock equal to $320,000 divided by the twenty (20) trading day volume weighted average stock price for the twenty (20) trading days prior to the applicable grant date. The Initial Award will vest in equal monthly installments as to 1/12th quarterly over three years on our quarterly vesting dates, which are February 15, May 15, August 15 and November 15, beginning with the first quarterly vesting date to occur more than 3 months after such individual first becomes a non-employee director, subject to the non-employee director continuing to be a service provider through the applicable vesting date. If the person was a member of our board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle them to an Initial Award.

Annual Award

Each outside director will automatically receive, on the date of each annual meeting of our stockholders following the effective date of the Director Compensation Policy, an annual award of RSUs (an “Annual Award”) covering a number of shares of our Class A Common Stock equal to $160,000 divided by the twenty (20) trading day volume weighted average stock price for the twenty (20) trading days prior to the applicable grant date. The Annual Award will vest on the first quarterly vesting date to occur following the one-year anniversary of the date the Annual Award was granted.

Any person who first becomes an outside director following the effective date of the Director Compensation Policy and on any date other than the date of an annual meeting of our stockholders will automatically receive the Annual Award, with such Annual Award prorated to reflect a partial year of service. Messrs. Blome and Wiese have not received any compensation pursuant to the Director Compensation Policy and have each waived their right to any compensation under the Director Compensation Policy.

Director Compensation for Fiscal 2020

The following table sets forth information regarding the total compensation awarded to, earned by or paid to our outside directors for their service on our board of directors, for the fiscal year ended December 31, 2020. Directors who are also our employees receive no additional compensation for their service as directors. During 2020, Mr. Singh was an employee and executive officer of the Company and therefore, did not receive compensation as a director. See “Executive Compensation” for additional information regarding Mr. Singh’s compensation.

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Frank Blome	—	—	—	—
Brad Buss	—	4,540,863	—	4,540,863
John Doerr	—	—	—	—
Vinod Khosla	—	—	—	—
Thomas LaSorda	—	—	—	—
Prof. Dr. Jürgen Leohold	60,283	—	—	60,283
Justin Mirro	—	—	—	—
Anders Pettersson	—	—	—	—
Prof. Fritz Prinz	202,788	—	—	202,788
Mitchell Quain	—	—	—	—
Donald Runkle	—	—	—	—
Dipender Saluja	—	—	—	—
Matthew Simoncini	—	—	—	—
J.B. Straubel	—	—	—	—

(1)

Each of Celina Mikolajczak and Jens Wiese joined our board of directors after December 31, 2020 and thus are intentionally omitted from this table and the table below regarding outstanding equity awards.

(2)

The amounts in this column represent the aggregate grant-date fair value of awards granted to each named executive officer, computed in accordance with the FASB’s ASC Topic 718. See Note 9 to the audited consolidated financial statements included in the Original Filing for a discussion of the assumptions made by us in determining the grant-date fair value of our equity awards. Awards were granted prior to the closing of the Business Combination and to our Class A Common Stock becoming listed on the NYSE.

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2020:

Name	Aggregate Number of Shares Underlying Outstanding Options
Frank Blome	—
Brad Buss	1,407,612
John Doerr	—
Vinod Khosla	—
Thomas LaSorda	—
Prof. Dr. Jürgen Leohold	804,350
Justin Mirro	—
Anders Pettersson	—
Prof. Fritz Prinz	—
Mitchell Quain	—
Donald Runkle	—
Dipender Saluja	—
Matthew Simoncini	—
J.B. Straubel	1,005,437

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS

The following is a description of each transaction since January 1, 2019, and each currently proposed transaction and certain other transactions, in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors (including director nominees), executive officers, or beneficial holders of more than 5% of any class of our voting securities, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Kensington Capital Sponsor LLC

In April 2020, Kensington Capital Sponsor LLC, a Delaware limited liability company (the “Sponsor”) subscribed to purchase 5,031,250 shares of the 5,750,000 Class B Common Stock purchased by the Sponsor in a private placement prior to Kensington’s initial public offering (the “Sponsor Shares”) for an aggregate purchase price of $25,000 and fully paid for these shares on May 1, 2020. On June 25, 2020, Kensington effected a stock dividend of 718,750 shares with respect to its Class B Common Stock, resulting in the Sponsor holding an aggregate of 5,750,000 Sponsor Shares. Prior to the initial investment in Kensington of $25,000 by the Sponsor, Kensington had no assets, tangible or intangible. The number of Sponsor Shares issued was determined based on the expectation that such Sponsor Shares would represent 20% of the outstanding shares upon consummation of Kensington’s initial public offering. The Sponsor Shares (including the Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

The Sponsor purchased 6,575,000 private placement warrants (the “Private Placement Warrants”) simultaneously with the consummation of Kensington’s initial public offering. As such, the Sponsor’s interest in Kensington’s initial public offering was valued at $6,575,000. Each Private Placement Warrant entitles the holder to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment as provided herein. The Private Placement Warrants (including the warrants that may be issued upon conversion of working capital loans and the Class A Common Stock issuable upon exercise of such Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. There are no redemption rights or liquidating distributions with respect to the Sponsor Shares or Private Placement Warrants.

Kensington agreed to pay DEHC LLC (“DEHC”), an affiliate of Daniel Huber, the former Chief Financial Officer of Kensington, approximately $20,000 per month for up to 18 months commencing on the date of Kensington’s initial public offering. Kensington ceased making such payments in November 2020 upon the closing of the Business Combination and no further payments will be made under this arrangement. On September 1, 2020, Kensington agreed to pay each of (i) DEHC LLC and (ii) Simon Boag, the former Chief Technology Officer of Kensington, up to $240,000 for the provision of post-closing integration services following the Business Combination. Other than these payments, no compensation of any kind, including finder’s and consulting fees, were or are to be paid by Kensington to the Sponsor, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the consummation of the Business Combination.

On April 17, 2020, the Sponsor agreed to loan Kensington an aggregate of up to $300,000 to cover expenses related to Kensington’s initial public offering pursuant to a note (the “Note”). This loan was non-interest bearing and payable upon the consummation of Kensington’s initial public offering. Kensington borrowed a total of $75,000 under the Note and on November 25, 2020, the Sponsor converted the loan into 75,000 working capital warrants (the “Working Capital Warrants”) on the same terms as the Private Placement Warrants (as contemplated by the warrant agreement pursuant to which the Private Placement Warrants were issued) upon the consummation of the Business Combination and such Working Capital Warrants were issued to Justin Mirro, who had advanced such amount to the Sponsor in order for the loan to be made.

Stockholder Support Agreements

On September 2, 2020, (i) Kensington and VGA entered into a stockholder support agreement (the “Volkswagen Support Agreement”), pursuant to which, among other things, VGA agreed, among other things, to vote its shares of preferred stock in favor of the transactions contemplated by the Business Combination Agreement, dated September 2, 2020 (the “Business Combination Agreement”), and (ii) Kensington and certain Legacy QuantumScape stockholders entered into a stockholder support agreement (the “Key Stockholder Support Agreement”), pursuant to which, among other things, the certain Legacy QuantumScape stockholders agreed, among other things, to vote their shares of common stock and preferred stock in favor of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement.

Registration Rights

On September 2, 2020, Kensington, the Sponsor and certain stockholders of Legacy QuantumScape (the “New Holders” and, collectively with the Sponsor, the “Holders”) entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”), which was effective as of the closing of the Business Combination. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, we filed a registration statement to register the resale of certain shares of Common Stock held by the Holders after the Business Combination and subject to certain conditions, we are separately required at all times to maintain an effective registration statement for the benefit of the Holders.

Lock-Up Agreements

The Registration Rights and Lock-Up Agreement included lock-up restrictions that prohibit the Holders from transferring shares of our company held by them as of the date of that agreement until 180 days after November 25, 2020, subject to customary exceptions. These transfer restrictions are subject to earlier release on (i) the last consecutive trading day where the sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (ii) such date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property.

In connection with the transactions contemplated by the Business Combination Agreement, on November 25, 2020, Legacy QuantumScape and certain stockholders of Legacy QuantumScape entered into a lock-up agreement, pursuant to which they agreed, subject to customary exceptions, not to transfer shares of Common Stock for a period of 180 days after November 25, 2020. These transfer restrictions are also subject to earlier release on (i) the last consecutive trading day where the sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (ii) such date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property.

In connection with the recent offering of shares of our Class A Common Stock in March 2021, (i) we agreed that, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC on behalf of the underwriters and subject to certain exceptions, we will not offer, sell, or agree to sell, directly or indirectly, any shares of Common Stock for a period of 90 days from the date of the final prospectus relating to such offering, and (ii) each of our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of such agreement continuing through May 21, 2021, except with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC.

Senior Employee Lock-Up Agreements

On September 2, 2020, Kensington entered into separate Senior Employee Lock-Up Agreements with certain senior level employees of Legacy QuantumScape (the “Senior Employees”), including Legacy QuantumScape’s executive officers. The Senior Employee Lock-Up Agreements provide that the securities of our company owned of record or beneficially by the Senior Employees (including certain securities that may be granted or issued to a Senior Employee after the Business Combination) (collectively, the “Lock-Up Shares”) may generally not be transferred for at least 180 days after the Business Combination (the “Initial Lock-Up Period”) and up to four years after the Business Combination, subject to certain exceptions. Following the Initial Lock-Up Period, Senior Employees may transfer Lock-Up Shares without restriction as follows: (i) during the first year after the Business Combination, up to 25% of the total number of Lock-Up Shares, (ii) following the first anniversary of the Business Combination until the earlier of four years after the Business Combination or the occurrence of an event described below, up to 50% of the total number of Lock-Up Shares (taking into account any transfers under clause (i) above), and (iii) up to an additional 50% of the total number of Lock-Up Shares following satisfaction of agreed delivery requirements between us and VGA.

These transfer restrictions are subject to earlier release if (i) we complete a liquidation, merger, stock exchange or other similar transaction after the Business Combination that results in all of our stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; (ii) VGA terminates for any reason the Amended and Restated Joint Venture Agreement, dated as of May 14, 2020, by and among us and VGA; (iii) VGA issues a critical or negative statement regarding us and our technology unless such statement is required to be made by VGA under applicable law and is truthful and accurate; or (iv) VGA transfers certain of our securities in excess of the amounts set forth in the Senior Employee Lock-Up Agreements. Pursuant to the Senior Employee Lock-Up Agreements, upon the consummation of the merger, we paid to each Senior Employee a one-time cash bonus.

Letter Agreements on Board and Committee Representation

On September 2, 2020, we entered into the Original Letter Agreement pursuant to which we would nominate one designee of VGA for election to our board of directors, and from and after the First Closing (as defined under the Series F Preferred Stock Purchase Agreement between Legacy QuantumScape and VGA, dated May 14, 2020), a second designee of VGA. On December 7, 2020, the parties amended and restated the Original Letter Agreement to provide that (i) in connection with any annual or special meeting of stockholders at which directors will be elected, we will nominate for election to our board of directors two VW Directors, with such designation rights terminating upon certain circumstances and (ii) we shall cause one VW Director to be appointed to the nominating and corporate governance committee of our board of directors, provided that such VW Director fulfills the independence requirements under applicable NYSE rules.

VGA Letter Agreement on Earmarked Funds

On September 2, 2020, Kensington, Legacy QuantumScape and VGA entered into a letter agreement pursuant to which, subject to the terms of such letter agreement, Kensington and Legacy QuantumScape agreed to reserve a certain portion of the proceeds from the Series F Preferred Stock financing and the capital obtained through the Business Combination (including any concurrent “PIPE” financing) in a separate account to fund our future contributions to QSV Operations LLC, the joint venture between us and VGA (“QSV”). The parties agreed that the amount to be held in the separate account was $134 million as of the date of the letter agreement.

Indemnification of Directors and Officers; Exculpation

Our Certificate of Incorporation limits our directors’ liability for money damages to the fullest extent permitted under the DGCL. The DGCL permits a certificate of incorporation provision to provide that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for certain unlawful payments of dividends or redemptions or repurchases of shares; or

•	for any breach of a director’s duty of loyalty.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and our Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement of reasonable expenses (including attorneys’ fees) in advance of the final disposition of the proceeding, subject to an undertaking by or on behalf of such person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under our Bylaws or the DGCL.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers following the Business Combination. These indemnification agreements provide our directors and executive officers with contractual rights to indemnification and advancement for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Equity Financings

Series F Preferred Stock Financing

From May 14, 2020 through September 3, 2020, Legacy QuantumScape entered into several Series F Preferred Stock Purchase Agreements and related agreements and amendments thereto, pursuant to which it agreed to sell, and related persons, entities and their affiliates agreed to purchase, an aggregate of 14,041,437 shares of Legacy QuantumScape Series F Preferred Stock for an aggregate purchase price of $371 million as set forth below. On March 30, 2021, the company, Legacy QuantumScape, and VGA agreed that the technical milestone under the Series F Preferred Stock Agreement (as amended) was satisfied and entered into an amendment to, among other things, consummate the sale of Series A Common Stock to VGA (the “Series F Closing Agreement”). The sale of such shares will occur following expiration of the waiting period or other clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and will represent the second and final closing in the Series F Preferred Stock Financing.

Stockholder	Shares of Legacy QuantumScape Series F Preferred Stock	Total Purchase Price Commitment
Volkswagen Group of America Investments, LLC(1)(2)	7,569,508	$200,000,026.48
Al-Rayyan Holding LLC(3)	3,557,668	$93,999,992.37
2011 Buss Family Trust(3)(4)	75,695	$1,999,998.16
J.B. Straubel(3)(5)	54,572	$1,441,890.47
TIGF Direct Strategies LLC – Series 3(3)(6)	870,493	$22,999,991.95
Technology Impact Growth Fund, L.P.(3)(6)	264,933	$7,000,006.74
Quantum Partners LP(3)(7)	722,363	$19,086,130.72
Palindrome Master Fund LP(3)(7)	101,921	$2,692,936.28
JS Capital LLC(3)(7)	824,284	$21,779,067.00

(1)

Frank Blome was a member of the board of directors of Legacy QuantumScape and is a member of our board of directors and an affiliate of VGA. Jens Wiese is a member of our board of directors and an affiliate of VGA.

(2)	Includes shares that were purchased after the Business Combination on December 1, 2020 and shares to be purchased pursuant to the Series F Closing Agreement.
(3)	All such were purchased on or prior to the Business Combination.
(4)	Brad Buss was a member of the board of directors of Legacy QuantumScape and is a member of our board of directors and an affiliate of the 2011 Buss Family Trust.
(5)	J.B. Straubel was a member of the board of directors of Legacy QuantumScape and is a member of our board of directors.
(6)

Dipender Saluja was a member of the board of directors of Legacy QuantumScape and is a member of our board of directors and an affiliate of TIGF Direct Strategies LLC – Series 3 and Technology Impact Growth Fund, L.P.

(7)	Affiliate of Soros Fund.

Series E Preferred Stock Financing

From September 11, 2018 through December 7, 2018, Legacy QuantumScape sold an aggregate of 4,806,296 shares of its Series E Preferred Stock for an aggregate purchase price of $107,390,435.95 to related persons, entities and their affiliates as set forth below.

Stockholder	Shares of Series E Preferred Stock	Total Purchase Price
Volkswagen Group of America Investments, LLC(1)	4,475,534	$99,999,989.04
SAIC Technologies Fund I, LLC	97,138	$2,170,422.34
Technology Impact Growth Fund, LP(2)	233,624	$5,220,024.57

(1)

Frank Blome was a member of the board of directors of Legacy QuantumScape and is a member of our board of directors and an affiliate of VGA. Jens Wiese is a member of our board of directors and an affiliate of VGA.

(2)

Dipender Saluja was a member of the board of directors of Legacy QuantumScape and is a member of our board of directors and an affiliate of TIGF Direct Strategies LLC – Series 3 and Technology Impact Growth Fund, L.P.

Commercial Agreements

Agreements with Volkswagen

Joint Venture Agreement

In June 2018, Legacy QuantumScape and VGA formed a 50-50 joint venture entity, QSV, to facilitate the commercialization of Legacy QuantumScape’s solid-state battery technology and enable Volkswagen to be the first automotive OEM to utilize this technology. In 2018, the parties made an initial equity investment to the joint venture of approximately $3 million in total. The joint venture agreements were amended in 2020 in connection with a further $200 million investment commitment by VGA in Legacy QuantumScape Series F Preferred Stock.

Limited Liability Company Agreement

In June 2018, in connection with the joint venture, QSV was organized in connection with entry into a Limited Liability Agreement (the “LLCA”), with Legacy QuantumScape and VGA designated as the members of QSV. In May 2020, the parties amended and restated the LLCA in connection with the amendment to the joint venture agreement.

Phase 1 License Agreement

In May 2020, in connection with the joint venture, Legacy QuantumScape entered into a license agreement with QSV (which amended and restated the license agreement entered into in September 2018) to license its battery technology. The battery technology that is licensed to the joint venture does not include the right to manufacture Legacy QuantumScape’s proprietary solid-state separator.

Common IP License Agreements

In May 2020, in connection with the joint venture, Legacy QuantumScape entered into a license agreement with Volkswagen Group of America, Inc. (“VWGoA”) (which amended and restated a license agreement entered into in September 2018) to license certain intellectual property on a royalty free basis in connection with production and manufacturing of solid-state battery cells by the joint venture in the automotive space.

Mutual Non-Disclosure Agreement

In January 2017, Legacy QuantumScape entered into, and in April 2018 amended, a mutual non-disclosure agreement with VWGoA to provide to each other certain proprietary, confidential and trade secret information in connection with discussion and negotiations regarding potential cooperation in connection with the development and production of battery cells and related components, including research and development regarding production process.

Other Transactions

In fiscal 2020, we paid Prof. Fritz Prinz, a member of our board of directors, compensation of approximately $202,788 in exchange for certain technical consulting and advisory services apart from his board service. In fiscal 2019, Legacy QuantumScape paid Prof. Fritz Prinz compensation of approximately $160,000 for similar services to Legacy QuantumScape.

Employment Agreements

Legacy QuantumScape entered into employment agreements and offer letter agreements with certain of its executive officers. See the section titled “Executive Compensation—Executive Letter Agreements.”

Related Person Transactions Policy Following the Business Combination

Upon the Closing, the Board adopted a written Related Person Transactions Policy that sets forth QuantumScape’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of QuantumScape’s policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which QuantumScape or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to QuantumScape as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of QuantumScape’s voting securities (including Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of QuantumScape’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to QuantumScape’s audit committee (or, where review by QuantumScape’s audit committee would be inappropriate, to another independent body of the Board) for review. To identify related person transactions in advance, QuantumScape will rely on information supplied by QuantumScape’s executive officers, directors and certain significant stockholders. In considering related person transactions, QuantumScape’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•	the risks, costs, and benefits to QuantumScape;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

QuantumScape’s audit committee will approve only those transactions that it determines are fair to us and in QuantumScape’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our Common Stock as of April 29, 2021 (unless otherwise specified), as adjusted to reflect the Class A Common Stock that may be sold from time to time pursuant to this prospectus, for:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our Common Stock;

•	each of our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership percentages set forth in the table below are based on 259,611,491 shares of our Class A Common Stock and 146,362,452 shares of our Class B Common Stock issued and outstanding as of April 29, 2021 and do not take into account the following:

•

6,575,000 shares of our Class A Common Stock issuable upon exercise of the warrants that were initially issued to the Sponsor in connection with Kensington’s initial public offering in a private placement, currently exercisable for one share of our Class A Common Stock at a price of $11.50 per share;

•

1,800,461 shares of our Class A Common Stock issuable upon exercise of the warrants that were issued to stockholders in connection with Kensington’s initial public offering, currently exercisable for one share of our Class A Common Stock at a price of $11.50 per share;

•

75,000 shares of our Class A Common Stock issuable upon exercise of the warrants that were issued to an affiliate of the Sponsor in consideration of the conversion of a working capital loan in the aggregate amount of $75,000; and

•	41,481,437 shares of our Class A Common Stock issuable and reserved for future issuance under our 2020 Plan.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock and preferred stock.

Unless otherwise indicated, the address for each person or entity listed in the table is c/o QuantumScape Corporation, 1730 Technology Drive, San Jose, California, 95110.

	Shares Beneficially Owned						Percent of Total Voting Power(1)
	Class A Common Stock			Class B Common Stock+
Name of Beneficial Owner	Number	Percentage		Number	Percentage
Greater than 5% Stockholders:
Volkswagen Group of America Investments, LLC(1)	68,236,103	26.28		17,980,436	12.28		14.39
Khosla Ventures III, LP(2)	4,830,503	1.86		30,609,901	20.91		18.04
Capricorn Libra Investment Group, LP(3)	10,336,479	3.98		14,022,837	9.58		8.74
KPCB Holdings, Inc., as nominee(4)	1,932,201		*	18,349,929	12.54		10.76
Al-Rayyan Holding LLC(5)	14,308,051	5.51		—		*		*
Dr. Timothy Holme(6)	1,034,927		*	13,818,796	9.42		8.06
Named Executive Officers and Directors:
Jagdeep Singh(7)	11,901,319	4.43		19,617,505	13.22		11.87
Kevin Hettrich(8)	1,588,587		*	—		*		*
Michael McCarthy(9)	2,827,284	1.08		124,673		*		*
Prof. Fritz Prinz(10)	—		*	13,484,541	9.21		7.83
Frank Blome(11)	—		*	—		*		*
Brad Buss(12)	304,426		*	—		*		*
John Doerr(13)	—		*	—		*		*
Prof. Dr. Jürgen Leohold(14)	395,481		*	—		*		*
Celina Mikolajczak	—		*	—		*		*
Justin Mirro(15)	1,744,898		*	—		*		*
J.B. Straubel(16)	521,104		*	182,700		*		*
Dipender Saluja(17)	—		*	—		*		*
Jens Wiese(18)	—		*	—		*		*
All directors and executive officers as a group (15 individuals) (19)	24,307,598	8.76		44,547,051	29.93		26.60

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock. The business address of VGA is 220 Ferdinand Porsche Dr. Herndon, VA 20171.
(2)	Consists of 4,830,503 shares of Class A Common Stock and 30,609,901 shares of Class B Common Stock. The business address of Khosla Ventures III, LP is 2128 Sand Hill Road Menlo Park, CA 94025.
(3)

Consists of 2,005,071 shares of Class A Common Stock held by Technology Impact Growth Fund, LP, 5,403,570 shares of Class A Common Stock held by TIGF Direct Strategies LLC – Series 3 and 2,927,838 shares of Class A Common Stock and 14,022,837 shares of Class B Common stock held by Capricorn-Libra Investment Group, LP. TIGF Partners, LLC is the general partner of Technology Impact Growth Fund, LP and the manager of TIGF Direct Strategies LLC – Series 3. TIGF Partners, LLC is owned by Dipender Saluja (40%), Ion Yadigaroglu (40%) and Capricorn Investment Group, LLC (20%). The business address of each of these entities is 250 University Avenue Palo Alto, CA 94301.

(4)

Consists of 1,932,201 shares of Class A Common Stock and 18,349,929 shares of Class B Common Stock. The business address of KPCB Holdings, Inc., as nominee is 2750 Sand Hill Road, Menlo Park, CA 94025.

(5)	Consists of 14,308,051 shares of Class A Common Stock. The business address of Al-Rayyan Holding LLC is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar.
(6)

Consists of (a) options to purchase 1,001,414 shares of Class A Common Stock that are exercisable within 60 days of April 29, 2021, (b) options to purchase 333,804 shares of Class B Common Stock that are exercisable within 60 days of April 29, 2021, (c) 33,513 shares of Class A Common Stock issuable upon the vesting of restricted stock units within 60 days of April 29, 2021 and (d) 13,484,992 shares of Class B Common Stock held by Dr. Holme.

(7)

Consists of (a) options to purchase 8,998,273 shares of Class A Common Stock that are exercisable within 60 days of April 29, 2021, (b) options to purchase 2,010,874 shares of Class B Common Stock that are exercisable within 60 days of April 29, 2021, (c) 251,360 shares of Class A Common Stock issuable upon the vesting of restricted stock units within 60 days of April 29, 2021, (d) 1,340,582 shares of Class B Common Stock held by Mr. Singh, (e) 4,021,750 shares of Class B Common Stock held in trust by Jagdeep Singh, Trustee of the Roshni Singh 2020 Annuity Trust A dated September 1, 2020, (f) 4,021,750 shares of Class B Common Stock held in trust by Jagdeep Singh, Trustee of the Jagdeep Singh 2020 Annuity Trust A dated September 1, 2020, (g) 966,100 shares of Class A Common Stock and 5,541,385 shares of Class B Common Stock held in trust by Jagdeep Singh & Roshni Singh, Trustees of the Singh Family Trust UDT dated October 3, 1996, (h) 561,862 shares of Class A Common Stock held in trust by Tejbir Singh Phool, Trustee of the Kismet Diya Singh 2013 Trust dated July 31, 2013, (i) 561,862 shares of Class A Common Stock held in trust by Tejbir Singh Phool, Trustee of the Nageena Singh 2013 Trust dated July 31, 2013 (j) 561,862 shares of Class A Common Stock held in trust by Tejbir Singh Phool, Trustee of the Noor Deepika Singh 2013 Trust dated July 31, 2013, (k) 1,340,582 shares of Class B Common Stock held in trust by Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019 and (l) 1,340,582 shares of Class B Common Stock held in trust by Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019. Mr. Singh shares voting and dispositive power and is the trustee of each of Jagdeep Singh, Trustee of the Roshni Singh 2020 Annuity Trust A dated September 1, 2020, Jagdeep Singh, Trustee of the Jagdeep Singh 2020 Annuity Trust A dated September 1, 2020, Jagdeep Singh & Roshni Singh, Trustees of the Singh Family Trust UDT dated October 3, 1996, Tejbir Singh Phool, Trustee of the Kismet Diya Singh 2013 Trust dated July 31, 2013, Tejbir Singh Phool, Trustee of the Nageena Singh 2013 Trust dated July 31, 2013 and Tejbir Singh Phool, Trustee of the Noor Deepika Singh 2013 Trust dated July 31, 2013. Mr. Singh shares dispositive power and is the trustee of each of Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019 and Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019. Mr. Singh disclaims voting power with respect to each of Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019 and Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019.

(8)	Consists of (a) options to purchase 917,560 shares of Class A Common Stock that are exercisable within 60 days of April 29, 2021 and (b) 654,268 shares of Class A Common Stock held by Mr. Hettrich.
(9)

Consists of (a) options to purchase 1,981,713 shares of Class A Common Stock that are exercisable within 60 days of April 29, 2021, (b) options to purchase 124,673 shares of Class B Common Stock that are exercisable within 60 days of April 29, 2021 and (c) 820,435 shares of Class A Common Stock held by Mr. McCarthy.

(10)

Consists of (a) 8,390,327 shares of Class B Common Stock held by Prof. Prinz, (b) 1,340,582 shares of Class B Common Stock held in trust by Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019, (c) 1,340,582 shares of Class B Common Stock held in trust by Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019, (d) 1,206,525 shares of Class B Common Stock held in trust by Friedrich Prinz, Trustee of the Gertrude Prinz Annuity Trust dated August 31, 2020, and (e) 1,206,525 shares of Class B Common Stock held in trust by Friedrich Prinz, Trustee of the Friedrich Prinz Annuity Trust dated August 31, 2020. Prof. Prinz shares voting and dispositive power and is the trustee of each of Friedrich Prinz, Trustee of the Friedrich Prinz Annuity Trust dated August 31, 2020, Friedrich Prinz, Trustee of the Gertrude Prinz Annuity Trust dated August 31, 2020, Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019 and Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019.

(11)

Mr. Blome, a member of our board of directors, is Head of Volkswagen’s Battery Center of Excellence. Mr. Blome disclaims beneficial ownership of all shares held by VGA referred to in footnote (1) above.

(12)	Consists of 304,426 shares of Class A Common Stock held by Mr. Buss.
(13)

Mr. Doerr, a member of our board of directors, is the Chairman at Kleiner Perkins. Mr. Doerr disclaims beneficial ownership of all shares held by KPCB Holdings, Inc., as nominee referred to in footnote (4) above.

(14)	Consists of options to purchase 368,672 Class A Common Stock that are exercisable within 60 days of April 29, 2021.
(15)

Consists of (a) 1,144,898 shares of Class A Common Stock held by Kensington Capital Partners, LLC, (b) 300,000 shares of Class A Common Stock held by the Justin E. Mirro 2020 Qualified Annuity Trust under agreement dated June 27, 2020 and (c) 300,000 shares of Class A Common Stock held by the Kensington Capital Trust under an agreement dated June 27, 2020. Mr. Mirro is the managing member and sole owner of Kensington Capital Partners, LLC. Mr. Mirro is trustee of the Justin E. Mirro 2020 Qualified Annuity Trust under agreement dated June 27, 2020. Mr. Mirro disclaims any beneficial ownership of the shares held by the Justin E. Mirro 2020 Qualified Annuity Trust under agreement dated June 27, 2020 other than to the extent he may have a pecuniary interest therein, directly or indirectly. Mr. Mirro’s spouse serves as the trustee of the Kensington Capital Trust under agreement dated June 27, 2020. Mr. Mirro disclaims any beneficial ownership of the shares held by the Kensington Capital Trust under agreement dated June 27, 2020 other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(16)

Consists of (a) options to purchase 268,116 shares of Class A Common Stock that are exercisable within 60 days of April 29, 2021, (b) 219,474 shares of Class A Common Stock and (c) 182,700 shares of Class B Common Stock held by Mr. Straubel.

(17)

Mr. Saluja, a member of our board of directors, is Managing Director of Capricorn-Libra Investment Group, LP. Mr. Saluja disclaims beneficial ownership of all shares held by Capricorn-Libra Investment Group, LP referred to in footnote (3) above.

(18)

Mr. Wiese, a member of our board of directors, is Head of Volkswagen Group M&A, Investment Advisory, and Partnerships. Mr. Wiese disclaims beneficial ownership of all shares held by VGA referred to in footnote (1) above.

(19)

Consists of (a) options to purchase 17,627,538 shares of Class A Common Stock that are exercisable within 60 days of April 29, 2021, (b) options to purchase 2,469,351 shares of Class B Common Stock that are exercisable within 60 days of April 29, 2021, (c) 284,873 shares of Class A Common Stock issuable upon the vesting of restricted stock units within 60 days of April 29, 2021, (d) 6,395,187 shares of Class A Common Stock and (e) 42,077,700 shares of Class B Common Stock.

Please see the sections titled “Management,” “Executive Compensation” and “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus for information regarding material relationships with our selling securityholders within the past three years.

SELLING SECURITYHOLDERS

The selling securityholders acquired the Class A Common Stock, Private Placement Warrants, and Working Capital Warrants from us in private offerings pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act in connection with the PIPE and private placements concurrent with Kensington’s initial public offering and the Closing. Pursuant to the Registration Rights and Lock-Up Agreement and the Subscription Agreements, we agreed to file a registration statement with the SEC for the purposes of registering for resale the Private Placement Warrants (and Class A Common Stock that may be issued upon exercise of the Private Placement Warrants) and all of the shares of Class A Common Stock issued to the Subscribers.

The following table sets forth, based on written representations from the selling securityholders, certain information as of December 23, 2020 regarding the beneficial ownership of our Common Stock, Private Placement Warrants, and Working Capital Warrants by the selling securityholders and the shares of Common Stock, Private Placement Warrants, and Working Capital Warrants being offered by the selling securityholders as set forth below and do not reflect any other Company securities that the selling securityholder may own beneficially or otherwise:

•	50,000,000 outstanding shares of our Class A Common Stock beneficially owned by the Subscribers;

•

237,903,653 shares of our Class A Common Stock (including 129,439,397 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, 22,556,846 shares of Class A Common Stock issuable upon the exercise of stock options and 6,635,887 shares of Class A Common Stock issuable upon the vesting of restricted stock units) beneficially owned by affiliates and certain QuantumScape stockholders;

•

5,770,643 shares of our Class A Common Stock issuable upon exercise of the warrants that were transferred to members of the Sponsor that occurred simultaneously with the Closing, currently exercisable for one share of our Class A Common Stock at a price of $11.50 per share (upon exercise and issuance, such shares of our Class A Common Stock may be offered for sale by the holders pursuant to this prospectus);

•

5,770,643 warrants to purchase shares of our Class A Common Stock that were transferred to members of the Sponsor that occurred simultaneously with the Closing, currently exercisable for one share of our Class A Common Stock at a price of $11.50 per share (upon exercise and issuance, such shares of our Class A Common Stock may be offered for sale by the holders pursuant to this prospectus);

•

804,357 shares of our Class A Common Stock issuable upon exercise of the warrants that were transferred to an affiliate of the Sponsor that occurred simultaneously with the Closing, currently exercisable for one share of our Class A Common Stock at a price of $11.50 per share (upon exercise and issuance, such shares of our Class A Common Stock may be offered for sale by the holders pursuant to this prospectus);

•

804,357 warrants to purchase shares of our Class A Common Stock that were transferred to an affiliate of the Sponsor that occurred simultaneously with the Closing, currently exercisable for one share of our Class A Common Stock at a price of $11.50 per share (upon exercise and issuance, such shares of our Class A Common Stock may be offered for sale by the holders pursuant to this prospectus);

•

75,000 shares of our Class A Common Stock issuable upon exercise of the warrants that were issued to an affiliate of the Sponsor that occurred simultaneously with the Closing, currently exercisable for one share of our Class A Common Stock at a price of $11.50 per share (upon exercise and issuance, such shares of our Class A Common Stock may be offered for sale by the holders pursuant to this prospectus); and

•	75,000 warrants to purchase shares of our Class A Common Stock that were issued to an affiliate of the Sponsor that occurred simultaneously with the Closing, currently exercisable for one share of our

Class A Common Stock at a price of $11.50 per share (upon exercise and issuance, such shares of our Class A Common Stock may be offered for sale by the holders pursuant to this prospectus).

Unless specifically indicated in the footnotes therein, the shares of Common Stock offered by the selling securityholders hereunder do not include:

•	15,221,334 shares of Class A Common Stock issued and sold to VGA effective as of April 28, 2021 resulting from the achievement of a specified technical milestone before March 31, 2021;

•

11,499,989 shares of our Class A Common Stock issuable upon exercise of the warrants that were issued to stockholders in connection with Kensington’s initial public offering, currently exercisable for one share of our Class A Common Stock at a price of $11.50 per share;

•

11,499,989 warrants to purchase shares of our Class A Common Stock that are the warrants issued to stockholders in connection with Kensington’s initial public offering, currently exercisable for one share of our Class A Common Stock at a price of $11.50 per share; and

•	41,500,000 shares of our Class A Common Stock issuable and reserved for future issuance under our 2020 Plan.

The applicable percentage ownership of Common Stock is based on approximately 207,696,594 shares of Class A Common Stock and 156,263,710 shares of Class B Common Stock outstanding as of December 23, 2020 unless otherwise noted. Information with respect to shares of Class A Common Stock, Private Placement Warrants, and Working Capital Warrants owned beneficially after the offering assumes the sale of all of the shares of Class A Common Stock, Private Placement Warrants, and Working Capital Warrants offered and no other purchases or sales of our Class A Common Stock, Private Placement Warrants, and Working Capital Warrants. The selling securityholders may offer and sell some, all or none of their shares of Class A Common Stock, Private Placement Warrants, or Working Capital Warrants, as applicable.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling securityholders have sole voting and investment power with respect to all shares of Class A Common Stock that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the selling securityholders, no selling securityholder is a broker-dealer or an affiliate of a broker-dealer.

	Common Stock Beneficially Owned Prior to Offering	Private Warrants Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Private Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold		Private Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold

Name of Selling Securityholder					Number	Percent	Number	Percent
Alyeska Master Fund 3, LP(1)	8,800	—	8,800	—	—	—	—	—
Alyeska Master Fund, LP(1)	1,091,200	—	1,091,200	—	—	—	—	—
Antara Capital Master Fund LP(2)	1,500,000	—	1,500,000	—	—	—	—	—
Banque Pictet & Cie SA Geneva (Migros Pensionskasse)(3)	89,852	—	89,852	—	—	—	—	—
Baron Opportunity Fund(4)	200,000	—	200,000	—	—	—	—	—

	Common Stock Beneficially Owned Prior to Offering	Private Warrants Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Private Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold		Private Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold

Name of Selling Securityholder					Number	Percent	Number	Percent
Brad Buss(5)	1,712,038	—	1,712,038	—	—	—	—	—
Capricorn-Libra Investment Group, LP(6)	24,359,316	—	24,359,316	—	—	—	—	—
Carilion Clinic(2)	750,000	—	750,000	—	—	—	—	—
Citadel Multi-Strategy Equities Master Fund Ltd(7)	600,000	—	600,000	—	—	—	—	—
FIAM Target Date Blue Chip Growth Commingled Pool By: Fidelity Institutional Asset Management Trust Company, as Trustee(8)	396,717	—	396,717	—	—	—	—	—
Fidelity Advisor Series VII: Fidelity Advisor Technology Fund(8)	1,795,300	—	1,795,300	—	—	—	—	—
Fidelity Blue Chip Growth Commingled Pool By: Fidelity Management Trust Company, as Trustee(8)	153,752	—	153,752	—	—	—	—	—
Fidelity Blue Chip Growth Institutional Trust By: Its manager Fidelity Investments Canada ULC(8)	14,234	—	14,234	—	—	—	—	—
Fidelity Growth Company Commingled Pool By: Fidelity Management Trust Company, as Trustee(8)	1,669,919	—	1,669,919	—	—	—	—	—
Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund(8)	1,738,239	—	1,738,239	—	—	—	—	—
Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund(8)	230,044	—	230,044	—	—	—	—	—
Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund(8)	361,798	—	361,798	—	—	—	—	—
Fidelity Securities Fund: Fidelity Blue Chip Growth Fund(8)	4,323,831	—	4,323,831	—	—	—	—	—

	Common Stock Beneficially Owned Prior to Offering	Private Warrants Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Private Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold		Private Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold

Name of Selling Securityholder					Number	Percent	Number	Percent
Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund(8)	451,984	—	451,984	—	—	—	—	—
Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund(8)	7,205	—	7,205	—	—	—	—	—
Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund(8)	652,277	—	652,277	—	—	—	—	—
Fidelity Select Portfolios: Select Automotive Portfolio(8)	15,912	—	15,912	—	—	—	—	—
Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019(9)	1,340,582	—	1,340,582	—	—	—	—	—
Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019(10)	1,340,582	—	1,340,582	—	—	—	—	—
Friedrich Prinz, Trustee of the Friedrich Prinz Annuity Trust dated August 31, 2020(11)	1,206,525	—	1,206,525	—	—	—	—	—
Friedrich Prinz, Trustee of the Gertrude Prinz Annuity Trust dated August 31, 2020(12)	1,206,525	—	1,206,525	—	—	—	—	—
Hare & Co (LIUNA National (Industrial) Pension Fund)(3)	42,543	—	42,543	—	—	—	—	—
Hare & Co (LIUNA Staff & Affiliates Pension Fund)(3)	44,446	—	44,446	—	—	—	—	—
Hare & Co (National Elevator Industry Health Benefit Plan)(3)	30,234	—	30,234	—	—	—	—	—
Hare & Co (Penn Series Fund, Inc. Small Cap Growth Fund)(3)	71,157	—	71,157	—	—	—	—	—
Hartree Partners, LP(13)	900,000	—	900,000	—	—	—	—	—
Howard Lukens(14)	4,693,375	—	4,693,375	—	—	—	—	—
ICS Opportunities, Ltd.(15)	1,000,000	—	1,000,000	—	—	—	—	—

	Common Stock Beneficially Owned Prior to Offering	Private Warrants Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Private Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold		Private Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold

Name of Selling Securityholder					Number	Percent	Number	Percent
IFTCO (Ohio National Fund, Inc. – ON Janus Henderson Venture Portfolio)(3)	99,791	—	99,791	—	—	—	—	—
Inherent ESG Opportunity Master, LP(16)	1,800,000	—	1,800,000	—	—	—	—	—
Integrated Core Strategies (US) LLC(15)	1,500,000	—	1,500,000	—	—	—	—	—
J.B. Straubel(17)	1,407,611	—	1,407,611	—	—	—	—	—
Jagdeep Singh & Roshni Singh, Trustees of the Singh Family Trust UDT dated October 3, 1996(18)	6,507,485	—	6,507,485	—	—	—	—	—
Jagdeep Singh(19)	35,289,214	—	35,289,214	—	—	—	—	—
Jagdeep Singh, Trustee of the Jagdeep Singh 2020 Annuity Trust A dated September 1, 2020(20)	4,021,750	—	4,021,750	—	—	—	—	—
Jagdeep Singh, Trustee of the Roshni Singh 2020 Annuity Trust A dated September 1, 2020(21)	4,021,750	—	4,021,750	—	—	—	—	—
Jane Street Global Trading, LLC(22)	400,000	—	400,000	—	—	—	—	—
Janus Henderson Capital Funds plc – Janus Henderson US Venture Fund(3)	114,304	—	114,304	—	—	—	—	—
Janus Henderson Triton Fund(3)	6,345,706	—	6,345,706	—	—	—	—	—
Janus Henderson Venture Fund(3)	2,036,185	—	2,036,185	—	—	—	—	—
JNL Multi-Manager Alternative Fund(23)	23,000	—	23,000	—	—	—	—	—
Justin Mirro(24)	1,744,898	879,357	1,744,898	879,357	—	—	—	—
Kensington Capital Sponsor LLC Members(25)	4,005,102	5,770,643	4,005,102	5,770,643	—	—	—	—
Kepos Alpha Master Fund L.P.(26)	1,000,000	—	1,000,000	—	—	—	—	—
Kevin Hettrich(27)	2,594,023	—	2,594,023	—	—	—	—	—
Khosla Ventures III, LP(28)	35,440,404	—	35,440,404	—	—	—	—	—
KPCB Holdings, Inc., as nominee(29)	20,282,130	—	20,282,130	—	—	—	—	—

	Common Stock Beneficially Owned Prior to Offering	Private Warrants Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Private Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold		Private Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold

Name of Selling Securityholder					Number	Percent	Number	Percent
Lugard Road Capital Master Fund LP(30)	2,250,000	—	2,250,000	—	—	—	—	—
Luxor Capital Partners Offshore Master Fund LP(31)	795,795	—	795,795	—	—	—	—	—
Luxor Capital Partners, LP(31)	1,141,310	—	1,141,310	—	—	—	—	—
Luxor Wavefront, LP(31)	312,895	—	312,895	—	—	—	—	—
M. Gardiner & Co. (Nationwide Savings Plan)(3)	125,782	—	125,782	—	—	—	—	—
Michael McCarthy(32)	3,856,848	—	3,856,848	—	—	—	—	—
Dr. Mohit Singh(33)	4,693,377	—	4,693,377	—	—	—	—	—
Nineteen77 Global Merger Arbitrage Master Limited(34)	300,000	—	300,000	—	—	—	—	—
Nineteen77 Global Multi-Strategy Alpha Master Limited(34)	300,000	—	300,000	—	—	—	—	—
Norges Bank (the Central Bank of Norway)	6,500,000	—	6,500,000	—	—	—	—	—
Omni Partners(35)	400,000	—	400,000	—	—	—	—	—
Prof. Dr. Jürgen Leohold(36)	804,350	—	804,350	—	—	—	—	—
Prof. Friedrich Prinz(37)	13,484,541	—	13,484,541	—	—	—	—	—
Retirement Plan of Carilion Clinic(2)	750,000	—	750,000	—	—	—	—	—
Scopus Asset Management, L.P.(38)	300,000	—	300,000	—	—	—	—	—
Senator Global Opportunity Master Fund L.P.(39)	4,400,000	—	4,400,000	—	—	—	—	—
Technology Impact Growth Fund, LP(40)	2,005,071	—	2,005,071	—	—	—	—	—
Tejbir Singh Phool, Trustee of the Kismet Diya Singh 2013 Trust dated July 31, 2013(41)	561,862	—	561,862	—	—	—	—	—
Tejbir Singh Phool, Trustee of the Nageena Singh 2013 Trust dated July 31, 2013(42)	561,862	—	561,862	—	—	—	—	—
Tejbir Singh Phool, Trustee of the Noor Deepika Singh 2013 Trust dated July 31, 2013(43)	561,862	—	561,862	—	—	—	—	—

	Common Stock Beneficially Owned Prior to Offering	Private Warrants Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Private Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold		Private Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold

Name of Selling Securityholder					Number	Percent	Number	Percent
The Merger Fund VL(23)	9,000	—	9,000	—	—	—	—	—
The Merger Fund(23)	168,500	—	168,500	—	—	—	—	—
TIGF Direct Strategies LLC – Series 3(44)	5,403,570	—	5,403,570	—	—	—	—	—
Dr. Timothy Holme(45)	15,222,385	—	15,222,385	—	—	—	—	—
Variable Insurance Products Fund IV: Technology Portfolio(8)	688,788	—	688,788	—	—	—	—	—
Volkswagen Group of America Investments, LLC(46)	70,995,205	—	70,995,205	—	—	—	—	—
WCM Alternatives: Credit Event Fund(23)	17,000	—	17,000	—	—	—	—	—
WCM Alternatives: Event-Driven Fund(23)	57,500	—	57,500	—	—	—	—	—
WCM Master Trust(23)	25,000	—	25,000	—	—	—	—	—
Total Shares	287,903,653	6,650,000	287,903,653	6,650,000	—	—	—	—

(1)

Alyeska Investment Group, L.P., the investment manager of the selling securityholder, has voting and investment control of the shares held by the selling securityholder. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by the selling securityholder.

(2)

Antara Capital LP, is the investment manager of the selling securityholder and may be deemed to have voting and dispositive power with respect to the shares. Himanshu Gulati is the Managing Member of Antara Capital LP and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by the selling securityholder. Mr. Gulati disclaims beneficial ownership of the shares of Class A Common Stock held by the selling securityholder.

(3)

Janus Capital Management LLC (“Janus”) acts as the investment advisor to the selling securityholder and has the ability to make decisions with respect to the voting and disposition of the shares held by the selling securityholder. Under the terms of its management contract with the selling securityholder, Janus has the overall responsibility for directing the investments for the selling securityholder in accordance with its investment objectives, policies and limitations. The selling securityholder has one or more portfolio managers appointed by and serving at the pleasure of Janus who makes decisions with respect to the voting and disposition of the shares held by selling securityholder.

(4)

Baron Opportunity Fund is an investment company registered under the Investment Company Act of 1940 and its business address is 767 Fifth Avenue, 48th Floor, New York, NY 10153. Mr. Ronald Baron has voting and/or investment control over the shares held by Baron Opportunity Fund. Mr. Baron disclaims beneficial ownership of the shares held by Baron Opportunity Fund.

(5)

Consists of (a) 304,426 shares of Class A Common Stock and (b) 1,407,612 shares of Class A Common Stock issuable upon exercise of options held by Mr. Buss. None of the 1,407,612 shares of Class A Common Stock issuable upon exercise of options are exercisable within 60 days of December 23, 2020. 1/5th of the options to purchase shares of Class A Common Stock vest on August 7, 2021 and the remainder vest evenly on the 7th day of each month thereafter, subject to Mr. Buss’s continued service through each vesting date.

(6)

Consists of 2,005,071 shares of Class A Common Stock held by Technology Impact Growth Fund, LP, 5,403,570 shares of Class A Common Stock held by TIGF Direct Strategies LLC – Series 3 and 2,927,838 shares of Class A Common Stock and 14,022,837 shares of Class B Common Stock held by Capricorn-Libra Investment Group, LP. TIGF Partners, LLC is the general partner of Technology Impact Growth Fund, LP and the manager of TIGF Direct Strategies LLC – Series 3. TIGF Partners, LLC is owned by Dipender Saluja (40%), Ion Yadigaroglu (40%) and Capricorn Investment Group, LLC (20%). The business address of each of these entities is 250 University Avenue, Palo Alto, CA 94301.

(7)

Pursuant to a portfolio management agreement, Citadel Advisors LLC, an investment advisor registered under the U.S. Investment Advisers Act of 1940 (“CAL”), holds the voting and dispositive power with respect to the shares held by Citadel Multi-Strategy Equities Master Fund Ltd. Citadel Advisors Holdings LP (“CAH”) is the sole member of CAL. Citadel GP LLC is the general partner of CAH. Kenneth Griffin (“Griffin”) is the President and Chief Executive Officer of and sole member of Citadel GP LLC. Citadel GP LLC and Griffin may be deemed to be the beneficial owners of the stock through their control of CAL and/or certain other affiliated entities.

(8)

These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(9)

Consists of 1,340,582 shares of Class B Common Stock held in trust by Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019. Prof. Prinz shares voting and dispositive power and is the trustee of Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019. Mr. Singh shares dispositive power and is the trustee of Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019. Mr. Singh disclaims voting power with respect to Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019.

(10)

Consists of 1,340,582 shares of Class B Common Stock held in trust by Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019. Prof. Prinz shares voting and dispositive power and is the trustee of Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019. Mr. Singh shares dispositive power and is the trustee of Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019. Mr. Singh disclaims voting power with respect to Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019.

(11)

Consists of 1,206,525 shares of Class B Common Stock held in trust by Friedrich Prinz, Trustee of the Friedrich Prinz Annuity Trust dated August 31, 2020. Prof. Prinz shares voting and dispositive power and is the trustee of Friedrich Prinz, Trustee of the Friedrich Prinz Annuity Trust dated August 31, 2020.

(12)

Consists of 1,206,525 shares of Class B Common Stock held in trust by Friedrich Prinz, Trustee of the Gertrude Prinz Annuity Trust dated August 31, 2020. Prof. Prinz shares voting and dispositive power and is the trustee of Friedrich Prinz, Trustee of the Gertrude Prinz Annuity Trust dated August 31, 2020.

(13)	Hartree Partners, LP (“Hartree”) is managed by Hartree Partners GP, LLC (“Hartree GP”) as the general partner of Hartree. The management committee of Hartree GP is comprised of six members and such committee establishes the trading guidelines of Hartree. The address of Hartree and Hartree GP is 1185 Ave of the Americas, New York, NY 10036.
(14)

Consists of (a) 1,604,675 shares of Class A Common Stock that are issuable upon exercise of options, (b) 1,922,394 shares of Class B Common Stock that are issuable upon exercise of options, (c) 402,175 shares of Class A Common Stock issuable upon the vesting of restricted stock units and (d) 764,131 shares of Class B Common Stock held by Mr. Lukens. 1,224,956 shares of Class A Common Stock and 1,922,394 shares of Class B Common Stock are exercisable within 60 days of December 23, 2020, and 67,032 shares of Class A Common Stock are issuable upon the vesting of restricted stock units within 60 days of December 23, 2020. 27,818 of the remaining shares of Class A Common Stock that are issuable upon the exercise of options vest on March 1 and April 1, 2021 and 351,901 of the remaining shares of Class A Common Stock that are issuable upon the exercise of options vest evenly on the 5th of each month, subject to Mr. Lukens’s continued service through each vesting date. 1/12th of Mr. Lukens’s remaining 335,143 restricted stock units vest quarterly after February 15, 2021. In the event of a change in control, if Mr. Lukens’s employment is terminated by the Company without cause or if Mr. Lukens is constructively terminated within six months following such event, then 50% of any unvested shares shall immediately vest.

(15)

Consists of (a) 1,000,000 shares of Class A Common Stock beneficially owned by ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands (“ICS Opportunities”) and (b) 1,500,000 shares of Class A Common Stock beneficially owned by Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”). Millennium International Management LP, a Delaware limited partnership (“Millennium International Management”), is the investment manager to ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Group Management LLC, a Delaware limited liability company (“Millennium Group Management”), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen (“Mr. Englander”), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and ICS Opportunities. The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, ICS Opportunities, ICS Opportunities II or Integrated Assets, as the case may be.

(16)

Inherent ESG Opportunity GP, LP (the “ESG GP”), is the general partner of the selling securityholder in this offering and may be deemed to have voting and dispositive power with respect to the shares. Anthony Davis is the Chief Executive Officer of ESG GP and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by this selling securityholders. Mr. Davis disclaims beneficial ownership of the shares of common stock held by the selling securityholder.

(17)

Consists of (a) 1,005,437 shares of Class A Common Stock issuable upon the exercise of options, (b) 219,474 shares of Class A Common Stock and (c) 182,700 shares of Class B Common Stock held by Mr. Straubel. 234,598 options to purchase shares of Class A Common stock are exercisable within 60 days of December 23, 2020. The remaining 770,839 options to purchase shares of Class A Common Stock vest evenly on the 11th day of each month, subject to Mr. Straubel’s continued service through each vesting date.

(18)

Consists of 966,100 shares of Class A Common Stock and 5,541,385 shares of Class B Common Stock held in trust by Jagdeep Singh & Roshni Singh, Trustees of the Singh Family Trust UDT dated October 3, 1996.

Mr. Singh shares voting and dispositive power and is the trustee of Jagdeep Singh & Roshni Singh, Trustees of the Singh Family Trust UDT dated October 3, 1996.
(19)

Consists of (a) 2,010,874 shares of Class B Common Stock issuable upon exercise of options, (b) 8,998,273 shares of Class A Common Stock issuable upon exercise of options, (c) 4,021,750 shares of Class A Common Stock issuable upon the vesting of restricted stock units, (d) 1,340,582 shares of Class B Common Stock, (d) 4,021,750 shares of Class B Common Stock held in trust by Jagdeep Singh, Trustee of the Roshni Singh 2020 Annuity Trust A dated September 1, 2020, (f) 4,021,750 shares of Class B Common Stock held in trust by Jagdeep Singh, Trustee of the Jagdeep Singh 2020 Annuity Trust A dated September 1, 2020, (g) 966,100 shares of Class A Common Stock and 5,541,385 shares of Class B Common Stock held in trust by Jagdeep Singh & Roshni Singh, Trustees of the Singh Family Trust UDT dated October 3, 1996, (h) 561,862 shares of Class A Common Stock held in trust by Tejbir Singh Phool, Trustee of the Kismet Diya Singh 2013 Trust dated July 31, 2013, (i) 561,862 shares of Class A Common Stock held in trust by Tejbir Singh Phool, Trustee of the Nageena Singh 2013 Trust dated July 31, 2013, (j) 561,862 shares of Class A Common Stock held in trust by Tejbir Singh Phool, Trustee of the Noor Deepika Singh 2013 Trust dated July 31, 2013, (k) 1,340,582 shares of Class B Common Stock held in trust by Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019 and (l) 1,340,582 shares of Class B Common Stock held in trust by Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019. Mr. Singh shares voting and dispositive power and is the trustee of each of Jagdeep Singh, Trustee of the Roshni Singh 2020 Annuity Trust A dated September 1, 2020, Jagdeep Singh, Trustee of the Jagdeep Singh 2020 Annuity Trust A dated September 1, 2020, Jagdeep Singh & Roshni Singh, Trustees of the Singh Family Trust UDT dated October 3, 1996, Tejbir Singh Phool, Trustee of the Kismet Diya Singh 2013 Trust dated July 31, 2013, Tejbir Singh Phool, Trustee of the Nageena Singh 2013 Trust dated July 31, 2013 and Tejbir Singh Phool, Trustee of the Noor Deepika Singh 2013 Trust dated July 31, 2013. All 2,010,874 options to purchase shares of Class B Common Stock and 8,727,493 options to purchase shares of Class A Common Stock are exercisable within 60 days of December 23, 2020, and 502,720 shares of Class A Common Stock are issuable upon the vesting of restricted stock units within 60 days of December 23, 2020. The remaining 270,780 options to purchase shares of Class A Common Stock vest evenly on March 1 and April 1, 2021, subject to Mr. Singh’s continued service through each vesting date. 1/16th of Mr. Singh’s remaining 3,519,030 restricted stock units vest quarterly after February 15, 2021. In the event of a change in control, if Mr. Singh’s employment is terminated by the Company without cause or if Mr. Singh is constructively terminated within six months following such event, then 50% of any unvested shares shall immediately vest. Mr. Singh shares dispositive power and is the trustee of each of Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019 and Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019. Mr. Singh disclaims voting power with respect to each of Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019 and Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019.

(20)

Consists of 4,021,750 shares of Class B Common Stock directly owned by Jagdeep Singh, Trustee of the Jagdeep Singh 2020 Annuity Trust A dated September 1, 2020. Mr. Singh shares voting and dispositive power and is the trustee of Jagdeep Singh, Trustee of the Jagdeep Singh 2020 Annuity Trust A dated September1, 2020.

(21)

Consists of 4,021,750 shares of Class B Common Stock held in trust by Jagdeep Singh, Trustee of the Roshni Singh 2020 Annuity Trust A dated September 1, 2020. Mr. Singh shares voting and dispositive power and is the trustee of Jagdeep Singh, Trustee of the Jagdeep Singh, Trustee of the Roshni Singh 2020 Annuity Trust A dated September 1, 2020.

(22)	Jane Street Global Trading, LLC is a wholly owned subsidiary of Jane Street Group, LLC. Michael A. Jenkins and Robert. A. Granieri are the members of the Operating Committee of Jane Street Group, LLC.
(23)

The address for The Merger Fund, The Merger Fund VL, WCM Alternatives: Event-Driven Fund, WCM Alternatives: Credit Event Fund, JNL Multi-Manager Alternative Fund, WCM Master Trust, Westchester Capital Management, LLC (“WCM”) and Westchester Capital Partners, LLC (“WCP”) is 100 Summit Lake Drive, Suite 220, Valhalla, NY 10595. WCM serves as investment advisor to The Merger Fund, The Merger Fund VL, WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund and

sub-advisor to JNL Multi-Manager Alternative Fund. WCP serves as investment advisor to WCM Master Trust. Mr. Roy D. Behren and Mr. Michael T. Shannon each serve as Co-Managers of WCM and Co-Managers of WCP. By virtue of these relationships, WCM, WCP and Messrs. Behren and Shannon may be deemed to beneficially own the shares held by these selling securityholders, however, each of WCM, WCP and Messrs. Behren and Shannon disclaim beneficial ownership of the shares held by these selling securityholders except to the extent of their pecuniary interest in such securities.
(24)

Consists of (a) 804,357 shares of Class A Common Stock issuable upon Private Placement Warrants held by Mr. Mirro, (b) 75,000 shares of Class A Common Stock issuable upon Working Capital Warrants held by Mr. Mirro, (c) 1,144,898 shares of Class A Common Stock held by Kensington Capital Partners, LLC, (d) 300,000 shares of Class A Common Stock held by the Justin E. Mirro 2020 Qualified Annuity Trust under agreement dated June 27, 2020 and (e) 300,000 shares of Class A Common Stock held by the Kensington Capital Trust under an agreement dated June 27, 2020. Mr. Mirro is the managing member and sole owner of Kensington Capital Partners, LLC. Mr. Mirro is trustee of the Justin E. Mirro 2020 Qualified Annuity Trust under agreement dated June 27, 2020. Mr. Mirro disclaims any beneficial ownership of the shares held by the Justin E. Mirro 2020 Qualified Annuity Trust under agreement dated June 27, 2020 other than to the extent he may have a pecuniary interest therein, directly or indirectly. Mr. Mirro’s spouse serves as the trustee of the Kensington Capital Trust under agreement dated June 27, 2020. Mr. Mirro disclaims any beneficial ownership of the shares held by the Kensington Capital Trust under agreement dated June 27, 2020 other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(25)

Consists of (a) 4,005,102 shares of Class A Common Stock held by members of Kensington Capital Sponsor LLC and (b) 5,770,643 shares of Class A Common Stock issuable upon exercise of Private Placement Warrants held by members of Kensington Capital Sponsor LLC.

(26)

Mark Carhart is the Managing Member of Kepos Partners MM LLC, the Managing Member of Kepos Partners LP, and the General Partner of selling securityholder. Mr. Carhart disclaims beneficial ownership of these securities.

(27)

Consists of (a) 1,135,405 shares of Class A Common Stock that are issuable upon exercise of options, (b) 804,350 shares of Class A Common Stock issuable upon the vesting of restricted stock units, (c) 231,985 shares of Class A Common Stock and (d) 422,283 shares of Class B Common Stock held by Mr. Hettrich. 877,349 options to purchase shares of Class A Common Stock are exercisable within 60 days of December 23, 2020, and 134,056 shares of Class A Common Stock are issuable upon the vesting of restricted stock units within 60 days of December 23, 2020. 23,457 of the remaining shares of Class A Common Stock that are issuable upon the exercise of options vest evenly on the 1st of each month and 234,599 of the remaining shares of Class A Common Stock that are issuable upon the exercise of options vest evenly on the 5th of each month, subject to Mr. Hettrich’s continued service through each vesting date. 1/12th of Mr. Hettrich’s remaining 670,294 restricted stock units vest quarterly after February 15, 2021. In the event of a change in control, if Mr. Hettrich’s employment is terminated by the Company without cause or if Mr. Hettrich is constructively terminated within six months following such event, then 50% of any unvested shares shall immediately vest.

(28)	Consists of 4,830,503 shares of Class A Common Stock and 30,609,901 shares of Class B Common Stock. The business address of Khosla Ventures III, LP is 2128 Sand Hill Road Menlo Park, CA 94025.
(29)

Consists of 1,932,201 shares of Class A Common Stock and 18,349,929 shares of Class B Common Stock. The business address of KPCB Holdings, Inc., as nominee is 2750 Sand Hill Road, Menlo Park, CA 94025.

(30)	Controlled by Jonathan Green, on behalf of Luxor Capital Group, LP, the investment manager of the selling securityholder.
(31)	Controlled by Christian Leone, on behalf of Luxor Capital Group, LP, the investment manager of the selling securityholder.
(32)

Consists of (a) 2,308,478 shares of Class A Common Stock that are issuable upon exercise of options, (b) 124,673 shares of Class B Common Stock that are issuable upon exercise of options, (c) 603,262 shares of Class A Common Stock issuable upon the vesting of restricted stock units and (d) 820,435 shares of Class B Common Stock held by Mr. McCarthy. 1,928,759 shares of Class A Common Stock and 124,673 shares of Class B Common Stock are exercisable within 60 days of December 23, 2020, and 100,543 shares of Class A Common Stock are issuable upon the vesting of restricted stock units within 60 days of

December 23, 2020. 27,818 of the remaining shares of Class A Common Stock that are issuable upon the exercise of options vest evenly on the 1st of each month and 351,901 of the remaining shares of Class A Common Stock that are issuable upon the exercise of options vest evenly on the 5th of each month, subject to Mr. McCarthy’s continued service through each vesting date. 1/12th of Mr. McCarthy’s remaining 502,719 restricted stock units vest quarterly after February 15, 2021. In the event of a change in control, if Mr. McCarthy’s employment is terminated by the Company without cause or if Mr. McCarthy is constructively terminated within six months following such event, then 50% of any unvested shares shall immediately vest.
(33)

Consists of 4,291,202 shares of Class A Common Stock that are issuable upon exercise of options and (b) 402,175 shares of Class A Common Stock issuable upon the vesting of restricted stock units. 3,883,668 shares of Class A Common Stock are exercisable within 60 days of December 23, 2020, and 67,032 shares of Class A Common Stock are issuable upon the vesting of restricted stock units within 60 days of December 23, 2020. 55,632 of the remaining shares of Class A Common Stock that are issuable upon the exercise of options vest evenly on the 1st of each month and 351,902 of the remaining shares of Class A Common Stock that are issuable upon the exercise of options vest evenly on the 5th of each month, subject to Dr. Singh’s continued service through each vesting date. 1/12th of Dr. Singh’s remaining 335,143 restricted stock units vest quarterly after February 15, 2021. In the event of a change in control, if Dr. Singh’s employment is terminated by the Company without cause or if Dr. Singh is constructively terminated within six months following such event, then 50% of any unvested shares shall immediately vest.

(34)

UBS O’Connor LLC (“UBS”) is the discretionary investment advisor for the selling securityholder. Kevin Russell, the Chief Investment Officer of UBS, is deemed to have power to vote or dispose of the shares held by the selling securityholder. The address of the selling securityholder and Mr. Russell is c/o UBS O’Connor LLC, One North Wacker Drive, 31st Floor, Chicago, Illinois 60606.

(35)

Omni Partners LLP is the investment manager of the selling securityholder in this offering and may be deemed to have voting and dispositive power with respect to the shares. The partners of Omni Partners LLP are Steven Clark, Elissa Von Broembsen-Kluever and Scott Usher.

(36)

Consists of 804,350 shares of Class A Common Stock that are issuable upon exercise of options. 341,858 options to purchase shares of Class A Common Stock are exercisable within 60 days of December 23, 2020. 154,160 of the remainder vest evenly on the 1st of each month, and 308,332 of the remainder vest evenly on the 11th of each month, subject to Prof. Dr. Leohold’s continued service through each vesting date.

(37)

Consists of (a) 8,390,327 shares of Class B Common Stock held by Prof. Prinz, (b) 1,340,582 shares of Class B Common Stock held in trust by Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019, (c) 1,340,582 shares of Class B Common Stock held in trust by Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019, (d) 1,206,525 shares of Class B Common Stock held in trust by Friedrich Prinz, Trustee of the Gertrude Prinz Annuity Trust dated August 31, 2020, and (e) 1,206,525 shares of Class B Common Stock held in trust by Friedrich Prinz, Trustee of the Friedrich Prinz Annuity Trust dated August 31, 2020. Prof. Prinz shares voting and dispositive power and is the trustee of each of Friedrich Prinz, Trustee of the Friedrich Prinz Annuity Trust dated August 31, 2020, Friedrich Prinz, Trustee of the Gertrude Prinz Annuity Trust dated August 31, 2020, Friedrich Prinz and Jagdeep Singh, Trustees of the Benedikt Prinz 2019 Trust dated June 17, 2019 and Friedrich Prinz and Jagdeep Singh, Trustees of the Marie Helen Prinz 2019 Trust dated June 17, 2019.

(38)

Consists of 300,000 shares of Class A Common Stock held by Scopus Asset Management, L.P. Scopus Capital, Inc. is the general partner of Scopus Asset Management, L.P. Alexander Mitchell holds 100% of the ownership interest of Scopus Capital, Inc. The business office of each of Scopus Asset Management, L.P., Scopus Capital, Inc. and Mr. Mitchell is 717 Fifth Ave., 21st Floor, New York, New York 10022.

(39)

Senator Investment Group LP, or Senator, is investment manager of the selling securityholder and may be deemed to have voting and dispositive power with respect to the shares. The general partner of Senator is Senator Management LLC (the “Senator GP”). Douglas Silverman controls Senator GP and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by this selling securityholder. Mr. Silverman disclaims beneficial ownership of the shares held by the selling securityholder.
(40)

Consists of 2,005,071 shares of Class A Common Stock held by Technology Impact Growth Fund, LP. TIGF Partners, LLC is the general partner of Technology Impact Growth Fund, LP. TIGF Partners, LLC is owned by Dipender Saluja (40%), Ion Yadigaroglu (40%) and Capricorn Investment Group, LLC (20%). The business address of each of these entities is 250 University Avenue, Palo Alto, CA 94301.

(41)

Consists of 561,862 shares of Class A Common Stock held in trust by Tejbir Singh Phool, Trustee of the Kismet Diya Singh 2013 Trust dated July 31, 2013. Mr. Singh shares voting and dispositive power and is the trustee of Tejbir Singh Phool, Trustee of the Kismet Diya Singh 2013 Trust dated July 31, 2013.

(42)

Consists of 561,862 shares of Class A Common Stock held in trust by Tejbir Singh Phool, Trustee of the Nageena Singh 2013 Trust dated July 31, 2013. Mr. Singh shares voting and dispositive power and is the trustee of Tejbir Singh Phool, Trustee of the Nageena Singh 2013 Trust dated July 31, 2013.

(43)

Consists of 561,862 shares of Class A Common Stock held in trust by Tejbir Singh Phool, Trustee of the Noor Deepika Singh 2013 Trust dated July 31, 2013. Mr. Singh shares voting and dispositive power and is the trustee of Tejbir Singh Phool, Trustee of the Noor Deepika Singh 2013 Trust dated July 31, 2013.

(44)

Consists of 5,403,570 shares of Class A Common Stock held by TIGF Direct Strategies LLC – Series 3. TIGF Partners, LLC is the manager of TIGF Direct Strategies LLC – Series 3. TIGF Partners, LLC is wholly owned by Capricorn-Libra Investment Group, LLC. The business address of each of these entities is 250 University Avenue, Palo Alto, CA 94301.

(45)

Consists of 1,001,414 shares of Class A Common Stock that are issuable upon exercise of options, (b) 333,804 shares of Class B Common Stock that are issuable upon exercise of options, (c) 402,175 shares of Class A Common Stock issuable upon the vesting of restricted stock units, and (d) 13,484,992 shares of Class B Common Stock held by Dr. Holme. All 333,804 options to purchase shares of Class B Common Stock and 973,596 options to purchase shares of Class A Common Stock are exercisable within 60 days of December 23, 2020, and 67,032 shares of Class A Common Stock are issuable upon the vesting of restricted stock units within 60 days of December 23, 2020. The remaining 27,818 options to purchase shares of Class A Common Stock vest evenly on March 1, and April 1, 2021, subject to Dr. Holme’s continued service through each vesting date. 1/12th of Dr. Holme’s remaining 335,143 restricted stock units vest quarterly after February 15, 2021. In the event of a change in control, if Dr. Holme’s employment is terminated by the Company without cause or if Mr. Holme is constructively terminated within six months following such event, then 50% of any unvested shares shall immediately vest.

(46)

Consists of 53,014,769 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock. The business address of Volkswagen Group of America Investments, LLC is 220 Ferdinand Porsche Dr. Herndon, VA 20171.

Lock-Up Restrictions

Of the shares of Class A Common Stock that may be offered or sold by selling securityholders identified in this prospectus, 244,553,653 of those shares, which include 6,650,000 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants and the Working Capital Warrants, are subject to certain lock-up restrictions as identified in the sections titled “Certain Relationships, Related Party and Other Transactions—Lock-Up Agreements” and “Certain Relationships, Related Party and Other Transactions—Senior Employee Lock-Up Agreements” appearing elsewhere in this prospectus.

Please see the sections titled “Management,” “Executive Compensation” and “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus for information regarding material relationships with our selling securityholders within the past three years.

DESCRIPTION OF SECURITIES

General

The following is a summary of the rights of our securities and certain provisions of our Certificate of Incorporation and Bylaws as currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our Certificate of Incorporation, Bylaws and the applicable portions of the DGCL carefully.

Authorized and Outstanding Stock

The authorized capital stock of QuantumScape is 1,350,000,000 shares, $0.0001 par value per share, of which:

•	1,000,000,000 shares will be designated as Class A common stock (the “Class A Common Stock”);

•	250,000,000 shares will be designated as Class B common stock (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”); and

•	100,000,000 shares will be designated as Preferred Stock (the “Preferred Stock”).

Common Stock

The Certificate of Incorporation authorizes two classes of Common Stock, Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion. Some of the terms of these classes of Common Stock are discussed in greater detail below.

Dividend Rights

Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, the holders of Common Stock will be entitled to receive dividends out of funds legally available if the Company’s board of directors (the “Board”), in its discretion, determines to issue dividends and then only at the times and in the amounts that the Board may determine.

Voting Rights

Holders of Class A Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters and holders of Class B Common Stock are entitled to ten votes for each share held at the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of Class A Common Stock and Class B Common Stock will vote together as a single class, unless otherwise expressly provided in the certificate of incorporation or required by law.

The Certificate of Incorporation requires either holders of Class A Common Stock or of Class B Common Stock to vote separately as a single class in the following circumstances:

•

if QuantumScape were to seek to amend the Certificate of Incorporation to increase or decrease the authorized number of shares of Class B Common Stock, then the holders of Class B Common Stock would be required to vote separately to approve the proposed amendment; and

•

if QuantumScape were to seek to declare or pay any dividend or make certain other distributions and to treat the holders of Common Stock differently than is set forth in the Certificate of Incorporation in connection with such dividend or other distribution, then the holders of Class A Common Stock and the holders of Class B Common Stock could be required to vote separately to approve such different treatment of the shares of Common Stock.

Delaware law could require either holders of Class A Common Stock or of Class B Common Stock to vote separately as a single class.

•

if QuantumScape were to seek to amend the Certificate of Incorporation of QuantumScape in a manner that alters or changes the powers, preferences, or special rights of such type of Common Stock in a manner that affected such shares adversely but does not so affect the shares of the other type of Common Stock.

Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the number of directors that constitutes the Board will be fixed solely by resolution of the Board. Each director of the Board will be elected to hold office for a one-year term expiring at the next annual meeting of stockholders. There is no cumulative voting with respect to the election of directors.

Right to Receive Liquidation Distributions

If QuantumScape becomes subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to QuantumScape’s stockholders would be distributable ratably among the holders of Common Stock and any participating series of Preferred Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock.

Conversion of Class B Common Stock

Shares of Class A Common Stock will not be convertible into any other shares of capital stock of QuantumScape. Each share of Class B Common Stock will be convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, shares of Class B Common Stock will automatically convert into shares of Class A Common Stock (i) upon the sale or transfer of such shares, but excluding certain transfers permitted by the Certificate of Incorporation, or (ii) upon the death of the holder of such shares or, solely with respect to shares of Class B Common Stock held by the Excluded Parties (defined as any of Timothy Holme, Prof. Fritz Prinz and Jagdeep Singh) or certain of their permitted entities, upon the death or disability of such Excluded Party, except that such shares held by an Excluded Party or such Excluded Party’s permitted entities will automatically convert into shares of Class A Common Stock upon the earlier of (x) 9 months following the date of death or disability of such Excluded Party, and (y) the date upon which a voting trustee designated by such Excluded Party and approved by the Board ceases to hold exclusive voting control over such shares of Class B Common Stock.

Notwithstanding the foregoing, all outstanding shares of Class B Common Stock will convert into shares of Class A Common Stock upon the earliest to occur of: (i) the date fixed by the Board that is no less than 61 days and no more than 180 days following the date after the issuance of the Common Stock pursuant to that certain Business Combination Agreement, dated September 2, 2020 (the “Business Combination Agreement”), by and among the Company, Kensington Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and QuantumScape Battery, Inc., a Delaware corporation (f/k/a QuantumScape Corporation) (“Legacy QuantumScape”) that the total number of outstanding shares of Class B Common Stock held by the Excluded Parties and certain of their permitted entities and permitted transferees represents less than 20% of the number of shares of Class B Common Stock (as equitably adjusted for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event) issued pursuant to the Business Combination Agreement; (ii) 9 months following the death or disability of all Excluded Parties and the date upon which a voting trustee designated by the last Excluded Party to die or become disabled and approved by the Board ceases to hold exclusive voting control over such shares of Class B Common Stock; or (iii) the date specified by the holders of a majority of the then outstanding shares of Class B Common Stock, which majority must include each of the Excluded Parties to the extent that he or she is then living and nondisabled and holds, together with his respective permitted transferees, at least 20% of the number of shares of Class B Common Stock held by them as of the date the Certificate of Incorporation becomes effective (the “Final Conversion Date”).

Other Matters

All outstanding shares of the Common Stock will be fully paid and nonassessable. The Common Stock will not be entitled to preemptive rights and will not be subject to redemption or sinking fund provisions.

Preferred Stock

The Board is authorized, subject to limitations prescribed by the DGCL to issue Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by the stockholders. The Board will be empowered to increase or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders. The Board will be able to authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of QuantumScape and might adversely affect the market price of Common Stock and the voting and other rights of the holders of Common Stock. There are currently no plans to issue any shares of Preferred Stock.

Warrants

As of April 29, 2021, there were approximately 6,575,000 Private Placement Warrants (the “Private Placement Warrants”) held of record by 19 holders, 75,000 Working Capital Warrants (the “Working Capital Warrants”) held of record by 1 holder, and 1,800,461 Public Warrants (the “Public Warrants,” and together with the Private Placement Warrants and Working Capital Warrants, the “Warrants”) held of record by 1 holder each exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, which commenced March 5, 2021. The Warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the consummation of the business combination, or earlier upon redemption or liquidation.

Holders of Public Warrants cannot exercise their Public Warrants unless QuantumScape has an effective and current registration statement covering the issuance of the shares underlying such warrants and a current prospectus relating thereto or a valid exemption from registration is available (including, an exemption in the event of exercise on a cashless basis). Notwithstanding the foregoing, if a registration statement covering the issuance of the shares issuable upon exercise of the Public Warrants is not effective within 60 days from the closing of the business combination, warrant holders may, until such time as there is an effective registration statement and during any period when QuantumScape shall have failed to maintain an effective registration statement or a current prospectus, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. In no event will QuantumScape be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that QuantumScape is unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws.

The Private Placement Warrants and Working Capital Warrants are identical to the Public Warrants underlying the Company’s units sold in the initial public offering except that such Private Placement Warrants: (i) will not be redeemable by QuantumScape, (ii) (including the Class A Common Stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until the later of 30 days after the consummation of the business combination or one year after the closing of the initial public offering, (iii) may be exercised by the holders on a cashless basis, and (iv) the holders thereof (including with respect to the shares of Common Stock issuable upon exercise of these warrants) are entitled to registration rights, in each case so long as they are still held by the Sponsor or its permitted transferees.

Redemption of Warrants when the price per share of Class A Common Stock equals or exceeds $18.00.

QuantumScape may redeem the outstanding warrants (excluding the Private Placement Warrants and Working Capital Warrants) commencing July 30, 2021:

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, which QuantumScape refers to as the 30-day redemption period; and

•

if, and only if, the last reported sale price of Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which QuantumScape sends the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by QuantumScape, QuantumScape may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and QuantumScape issues a notice of redemption, each warrant holder may exercise his, her or its Warrants prior to the scheduled redemption date. However, the price of the shares of Class A Common Stock may fall below the $18.00 trigger price (as adjusted) as well as the $11.50 exercise price (as adjusted) after the redemption notice is issued.

If QuantumScape calls the Warrants for redemption as described above, QuantumScape’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In making such determination, QuantumScape’s management will consider, among other factors, QuantumScape’s cash position, the number of Warrants that are outstanding and the dilutive effect on the stockholders of issuing the maximum number of warrant shares issuable upon exercise of outstanding warrants. In such event, the holder would pay the exercise price by surrendering the Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of warrant shares underlying the Warrants to be so exercised, and the difference between the exercise price of the Warrants and the fair market value by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If QuantumScape’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. QuantumScape believes this feature is an attractive option to QuantumScape if QuantumScape does not need the cash from the exercise of the warrants after the business combination. If QuantumScape calls the Warrants for redemption and QuantumScape’s management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise its Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Warrants on a cashless basis.

The Warrants are issued under and subject to the terms of the Warrant Agreement, dated June 25, 2020 and amended February 13, 2021, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”).

Redemption of Warrants when the price per share of Class A Common Stock equals or exceeds $10.00.

Commencing September 28, 2021 Warrants become exercisable, QuantumScape may redeem the outstanding Warrants:

•	in whole and not in part;

•

at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants prior to redemption and receive that number of shares of Class A Common Stock to be determined by reference to the table below, based on the redemption date and the “fair market value” of the Class A Common Stock (as defined below) except as otherwise described below;

•

if, and only if, the last reported sale price of the Class A Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which QuantumScape sends the notice of redemption to the warrant holders;

•

if, and only if, the Private Placement Warrants are also concurrently called for redemption at the same price (equal to a number of shares of Class A Common Stock) as the outstanding Warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the issuance of the shares of Class A Common Stock (or a security other than the Class A Common Stock into which the Class A Common Stock has been converted or exchanged for) issuable upon exercise of the Warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The numbers in the table below represent the number of shares of Class A Common Stock that a warrant holder will receive upon exercise in connection with a redemption by QuantumScape pursuant to this redemption feature, based on the “fair market value” of the Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such Warrants are not redeemed for $0.10 per Warrant), determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant is adjusted as set forth in the first three paragraphs under the heading “—Anti-dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Common Stock
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
57 months	0.257	0.277	0.294	0.31	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.32	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.33	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.29	0.309	0.325	0.34	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.28	0.301	0.32	0.337	0.352	0.364
30 months	0.196	0.224	0.25	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.35	0.364
24 months	0.173	0.204	0.233	0.26	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.13	0.164	0.197	0.23	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.25	0.282	0.312	0.339	0.363
9 months	0.09	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.15	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A Common Stock to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of the Class A Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of Class A Common Stock for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of the Class A Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of Class A Common Stock for each whole Warrant. In no event will the Warrants be exercisable in connection with this redemption feature for more than 0.365 shares of Class A Common Stock per Warrant. Finally, as reflected in the table above, if the Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by QuantumScape pursuant to this redemption feature, since they will not be exercisable for any shares of Class A Common Stock.

This redemption feature differs from the typical warrant redemption features used in other blank check companies, which typically only provide for a redemption of warrants for cash when the trading price for common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the Class A Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of the Class A Common Stock is below the exercise price of the Warrants. QuantumScape has established this redemption feature to provide QuantumScape with the flexibility to redeem the Warrants without the Warrants having to reach the $18.00 per share threshold set forth above under “-Redemption of Warrants when the price per share of Class A Common Stock equals or exceeds $18.00.” Holders choosing to exercise their Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares representing the applicable redemption price for their Warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides QuantumScape with an additional mechanism by which to redeem all of the outstanding Warrants, and therefore have certainty as to QuantumScape’s capital structure as the Warrants would no longer be outstanding and would have been exercised or redeemed and will be required to pay the redemption price to Warrant holders if QuantumScape chooses to exercise this redemption right and it will allow QuantumScape to quickly proceed with a redemption of the Warrants if QuantumScape determines it is in QuantumScape’s best interest to do so. As such, QuantumScape would redeem the Warrants in this manner when QuantumScape believes it is in QuantumScape’s best interest to update its capital structure to remove the Warrants and pay the redemption price to the warrant holders.

As stated above, QuantumScape can redeem the Warrants when the Class A Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to QuantumScape’s capital structure and cash position while providing warrant holders with the opportunity to exercise their Warrants on a cashless basis for the applicable number of shares. If QuantumScape chooses to redeem the Warrants when the Class A Common Stock is trading at a price below the exercise price of the Warrants, this could result in the Warrants holders receiving fewer shares of Class A Common Stock than they would have received if they had chosen to wait to exercise their Warrants for shares of Class A Common Stock if and when such Class A Common Stock trades at a price higher than the exercise price of $11.50.

Exercise Limitation. A holder of a Warrant may notify QuantumScape in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments. If the number of outstanding shares of Class A Common Stock is increased by a stock dividend payable in shares of Class A Common Stock, or by a split-up of shares of Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Class A Common Stock. A rights offering to holders of Class A Common Stock entitling holders to purchase shares of Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A Common Stock equal to the product of (i) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

The Warrant holders do not have the rights or privileges of holders of Class A Common Stock or any voting rights until they exercise their warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares of Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, QuantumScape will round down to the nearest whole number of the number of shares of Class A Common Stock to be issued to the holder.

The Warrants are issued under and subject to the terms of the Warrant Agreement.

Anti-Takeover Provisions

Certain provisions of Delaware law, the Certificate of Incorporation, and the Bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of QuantumScape. They are also designed, in part, to encourage persons seeking to acquire control of QuantumScape to negotiate first with the Board.

Section 203 of the DGCL

QuantumScape is governed by the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within the prior three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of QuantumScape.

Certificate of Incorporation and Bylaws Provisions

The Certificate of Incorporation and the Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Board or management team, including the following:

Dual-class stock. As described above, the Class B Common Stock has 10 votes per share, while the Class A Common Stock, which is the only class of capital stock that is publicly traded, has 1 vote per share. As a result of this dual class structure, Legacy QuantumScape’s co-founders and certain QuantumScape’s investors, which include certain QuantumScape’s executive officers, employees, directors, and/or their affiliates, will have significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of QuantumScape or its assets.

Board of Directors vacancies. The Certificate of Incorporation and Bylaws authorize only a majority of the remaining members of the Board, although less than a quorum, to fill vacant directorships, including newly created seats. In addition, subject to the rights of holders of any series of Preferred Stock, the number of directors constituting the Board will be permitted to be set only by a resolution of the Board. These provisions would prevent a stockholder from increasing the size of the Board and then gaining control of the Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of the Board and will promote continuity of management.

Stockholder action; special meeting of stockholders. The Certificate of Incorporation and Bylaws provide that, from and after the Final Conversion Date, the stockholders may not take action by written consent but may only take action at annual or special meetings of the stockholders. As a result, following the Final Conversion Date, a holder controlling a majority of the QuantumScape capital stock would not be able to amend the Bylaws, amend the Certificate of Incorporation or remove directors without holding a meeting of stockholders called in accordance with the Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws further provide that special meetings of stockholders may be called only by a majority of the Board, the chair of the Board, or the Chief Executive Officer of QuantumScape, thus prohibiting stockholder action to call a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of QuantumScape’s capital stock to take any action, including the removal of directors.

Advance notice requirements for stockholder proposals and director nominations. The Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of QuantumScape.

No cumulative voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Certificate of Incorporation does not provide for cumulative voting.

Amendment of charter and bylaws provisions. From and after the Final Conversion Date, any amendment of the above provisions in the Certificate of Incorporation and Bylaws will require approval by holders of at least two-thirds of the voting power of QuantumScape’s then outstanding capital stock.

Issuance of undesignated preferred stock. The Certificate of Incorporation provides that the Board will have the authority, without further action by stockholders, to issue up to 100,000,000 shares of undesignated Preferred Stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of Preferred Stock would enable the Board to render more difficult or to discourage an attempt to obtain control of QuantumScape by means of a tender offer, proxy contest, or other means.

Exclusive forum. The Bylaws provide that, unless otherwise consented to by QuantumScape in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of QuantumScape; (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of QuantumScape’s directors, officers, or other employees to QuantumScape or its stockholders; (iii) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or (v) any other action asserting a claim that is governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. The Bylaws further provide that, unless otherwise consented to by QuantumScape in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in QuantumScape’s securities shall be deemed to have notice of and consented to this provision. These provisions may have the effect of discouraging lawsuits against QuantumScape or its directors and officers.

Rule 144

A person who has beneficially owned restricted shares of common stock for at least six months would be entitled to sell their shares provided that (1) such person is not deemed to have been one of QuantumScape’s affiliates at the time of, or at any time during the three months preceding, a sale and (2) QuantumScape is subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of common stock for at least six months but who are QuantumScape’s affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares then outstanding; and

•	the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Following the consummation of the business combination, we are no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Exchange Listing

Our Class A Common Stock and Public Warrants are listed on NYSE under the symbols “QS” and “QS.WS”, respectively.

PLAN OF DISTRIBUTION

We previously registered the issuance by us of up to 11,499,989 shares of our Class A Common Stock issuable upon the exercise of the Public Warrants. We registered the other Securities covered by this prospectus to permit the selling securityholders to conduct public secondary trading of these Securities from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the Securities offered by this prospectus. We will receive up to an aggregate of approximately $207,650,336.50 from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash less the amount that will not be received due to cashless exercises. The aggregate proceeds to the selling securityholders from the sale of the Securities will be the purchase price of the Securities less any discounts and commissions. We will not pay any brokers’ or underwriters’ discounts and commissions in connection with the registration and sale of the Securities covered by this prospectus. The selling securityholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchases of Securities to be made directly or through agents.

The Securities offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling securityholders, or

•

through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling securityholders or the purchasers of the Securities.

Any underwriters, broker-dealers or agents who participate in the sale or distribution of the Securities may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any discounts, commissions or concessions received by any such broker-dealer or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters are subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities under the Securities Act and the Exchange Act. We will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To our knowledge, there are currently no plans, arrangements or understandings between the selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Securities by the selling securityholders.

The Securities may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale, including NYSE;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	any other method permitted by applicable law; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

At the time a particular offering of the Securities is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling securityholders, the aggregate amount of Securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers. We may suspend the sale of Securities by the selling securityholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

The selling securityholders will act independently of us in making decisions with respect to the timing, manner, and size of each resale or other transfer. There can be no assurance that the selling securityholders will sell any or all of the securities under this prospectus. Further, we cannot assure you that the selling securityholders will not transfer, distribute, devise or gift the Securities by other means not described in this prospectus. In addition, any Securities covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The Securities may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling securityholders and any other person participating in the sale of the Securities will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the particular Securities being distributed. This may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

The selling securityholders may, from time to time, pledge or grant a security interest in some shares of our Class A Common Stock or Public Warrants owned by them and, if a selling securityholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of Class A Common Stock or Public Warrants, as applicable, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the selling securityholders to include the pledgee, transferee or other successors in interest as the selling securityholders under this prospectus. The selling securityholders also may transfer shares of our Class A Common Stock or Public Warrants in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

A selling securityholder that is an entity may elect to make an in-kind distribution of Class A Common Stock or Warrants to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners or shareholders are not affiliates of ours, such members, partners or stockholders would thereby receive freely tradable shares of Class A Common Stock or Warrants pursuant to the distribution through a registration statement.

With respect to those Securities being registered pursuant to the Registration Rights Agreement, we have agreed to indemnify or provide contribution to the selling securityholders and all of their officers, directors and control persons, as applicable, and certain underwriters effecting sales of the Securities against certain liabilities, including certain liabilities under the Securities Act. The selling securityholders have agreed to indemnify us in certain circumstances against certain liabilities, including certain liabilities under the Securities Act. The selling securityholders may indemnify any broker or underwriter that participates in transactions involving the sale of the Securities against certain liabilities, including liabilities arising under the Securities Act.

For additional information regarding expenses of registration, see the section titled “Use of Proceeds” appearing elsewhere in this prospectus.

Exercise of Warrants

A holder of Warrants may exercise its Warrants in accordance with the Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the warrant agent, Continental Stock Transfer & Trust Company, the certificate evidencing such Warrant, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.

For additional information regarding the exercise of terms of the Warrants, see the section titled “Description of Securities.”

Lock-Up Restrictions

Of the shares of Class A Common Stock that may be offered or sold by selling securityholders identified in this prospectus, 244,553,653 of those shares, which include 6,650,000 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants and the Working Capital Warrants, are subject to certain lock-up restrictions as identified in the sections titled “Certain Relationships, Related Party and Other Transactions—Lock-Up Agreements” and “Certain Relationships, Related Party and Other Transactions—Senior Employee Lock-Up Agreements” appearing elsewhere in this prospectus.

LEGAL MATTERS

The validity of the Securities offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements of QuantumScape Corporation at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, appearing in this prospectus and Registration Statement, have been audited by Ernst & Young LLP (“Ernst & Young”), independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph for the restatement of the 2020 financial statements as described in Note 4 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Class A Common Stock and the Warrants to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and the Securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We are subject to the informational reporting requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. Our website address is www.quantumscape.com. The information on, or that can be accessed through, our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

QuantumScape Corporation Condensed Financial Statements

QuantumScape Corporation Unaudited Condensed Financial Statements

Unaudited Condensed Consolidated Financial Statements as of March 31, 2021 and for the Three Months Ended March 31, 2021 and 2020
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2020 and December 31, 2020	F-38
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three Months ended March 31, 2021 and 2020	F-39
Unaudited Condensed Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders’ Equity for the Three Months ended March 31, 2021 and 2020	F-40
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2021 and 2020	F-41
Notes to Unaudited Condensed Consolidated Financial Statements	F-42

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of QuantumScape Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QuantumScape Corporation (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, redeemable non-controlling interest and stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Restatement of 2020 Financial Statements

As discussed in Note 4 to the consolidated financial statements, the 2020 consolidated financial statements have been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2012.

Redwood City, California

February 23, 2021,

except for Note 4, as to which the date is

May 7, 2021

QuantumScape Corporation

Consolidated Balance Sheets

(In Thousands, Except Share and per Share Amounts)

	December 31,
	2020	2019
	(Restated)
Assets
Current assets
Cash and cash equivalents ($3,406 and $3,409 as of December 31, 2020 and 2019, respectively, for joint venture)	$113,216	$22,822
Marketable securities	884,336	107,099
Prepaid expenses and other current assets	11,616	1,255

Total current assets	1,009,168	131,176
Property and equipment, net	43,696	25,492
Right-of-use lease asset	11,712	12,942
Other assets	2,193	2,774

Total assets	$1,066,769	$172,384

Liabilities, redeemable non-controlling interest and stockholders’ equity
Current liabilities
Accounts payable	$5,383	$2,851
Accrued liabilities	2,701	1,307
Accrued compensation	2,391	1,112
Operating lease liability, short-term	1,220	1,080
Strategic premium, short-term	655	873

Total current liabilities	12,350	7,223

Operating lease liability, long-term	11,244	12,463
Convertible preferred stock warrant liabilities	—	1,860
Strategic premium, long-term and other liabilities	—	436
Assumed common stock warrant liabilities	689,699	—

Total liabilities	713,293	21,982

Commitment and contingencies (see Note 9)

Redeemable non-controlling interest	1,704	1,710

Stockholders’ equity
Preferred stock- $0.0001 par value; 100,000,000 shares authorized, none issued and outstanding at December 31, 2020 and 2019	—	—
Common stock—$0.0001 par value; 1,250,000,000 shares authorized (1,000,000,000 Class A and 250,000,000 Class B); 207,769,091 Class A and 156,224,614 Class B shares issued and outstanding at December 31, 2020, 81,720,530 Class A and 158,056,527 Class B shares issued and outstanding at December 31, 2019	36	24
Additional paid-in-capital	2,329,406	444,440
Accumulated other comprehensive (loss) income	(31)	90
Accumulated deficit	(1,977,639)	(295,862)

Total stockholders’ equity	351,772	148,692

Total liabilities, redeemable non-controlling interest and stockholders’ equity	$1,066,769	$172,384

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation

Consolidated Statements of Operations and Comprehensive Loss

(In Thousands, Except Share and per Share Amounts)

	Year Ended December 31,
	2020	2019
	(Restated)
Operating expenses:
Research and development	$65,103	$45,944
General and administrative	15,918	9,874

Total operating expenses	81,021	55,818

Loss from operations	(81,021)	(55,818)

Other (expense) income:
Interest expense	(20,765)	(94)
Interest income	1,093	3,608
Change in fair value of Series F convertible preferred stock tranche liabilities	(999,987)	—
Change in fair value of assumed common stock warrant liabilities	(581,863)	—
Other income	760	1,041

Total other (expense) income	(1,600,762)	4,555

Net loss	(1,681,783)	(51,263)
Less: Net (loss) income attributable to non-controlling interest, net of tax of $0 for the years ended December 31, 2020 and 2019	(6)	20

Net loss attributable to common stockholders	$(1,681,777)	$(51,283)

Net loss	$(1,681,783)	$(51,263)
Other comprehensive (loss) income:
Unrealized (loss) gain on marketable securities	(121)	121

Total comprehensive loss	(1,681,904)	(51,142)
Less: Comprehensive (loss) income attributable to non-controlling interest	(6)	20

Comprehensive loss attributable to common stockholders	$(1,681,898)	$(51,162)

Basic and Diluted net loss per share	$(6.67)	$(0.21)

Basic and Diluted weighted-average common shares outstanding	252,143,509	239,636,062

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation

Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders’ Equity

(In Thousands, Except Share and per Share Amounts)

	Redeemable Convertible Preferred Stock		Redeemable Non-Controlling	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated other Comprehensive gain (loss)	Total Stockholders’ (deficit) equity
	Shares	Amount	interest	Shares	Amount	Shares	Amount
Balance at December 31, 2018 (as previously reported)	48,390,851	$405,575	$1,690	11,075,476	$1	438,191	$(4,189)	$35,957	$(246,083)	$(31)	$(214,345)
Retroactive application of recapitalization	(48,390,851)	$(405,575)	—	228,083,177	23	(438,191)	$4,189	401,363	—	—	405,575

Balance at December 31, 2018, effect of reverse acquisition (Note 5)	—	$—	$1,690	239,158,653	$24	—	$—	$437,320	$(246,083)	$(31)	$191,230
Exercise of stock option	—	—	—	618,404	—	—	—	394	—	—	394
Stock-based compensation	—	—	—	—	—	—	—	6,726	85	—	6,811
Adoption of ASC 842	—	—	—	—	—			—	1,419	—	1,419
Net loss	—	—	20	—	—	—	—	—	(51,283)	—	(51,283)
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—		121	121

Balance at December 31, 2019	—	$—	$1,710	239,777,057	$24	$—	$—	$444,440	$(295,862)	$90	$148,692
Issuance of Series F preferred stock, net of issuance costs of $11.5 million, and settlement of associated convertible preferred stock tranche liability	—	—	—	28,616,093	3	—	—	660,930	—	—	660,933
Issuance of Class A Common Stock pursuant to Legacy QuantumScape Series F Preferred Stock Purchase Agreement, net of issuance costs of $0.2 million	—	—	—	15,221,334	1	—	—	99,799	—	—	99,800

	Redeemable Convertible Preferred Stock		Redeemable Non-Controlling	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated other Comprehensive gain (loss)	Total Stockholders’ (deficit) equity
	Shares	Amount	interest	Shares	Amount	Shares	Amount
Business Combination, net of redemptions and equity issuance costs of $53.0 million (Restated)	—	—	—	78,734,745	8	—	—	568,595	—	—	568,603
Reclassification of Legacy QuantumScape convertible preferred stock tranche liability	—	—	—	—	—	—	—	515,394	—	—	515,394
Reclassification of Legacy QuantumScape convertible preferred stock warrants	—	—	—	—	—	—	—	22,625	—	—	22,625
Exercise of stock option	—	—	—	646,016	—	—	—	599	—	—	599
Exercise of warrants		—	—	998,460	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	17,024	—	—	17,024
Net loss (Restated)	—	—	(6)	—	—	—	—	—	(1,681,777)	—	(1,681,777)
Unrealized loss on marketable securities	—	—	—	—	—	—	—	—	—	(121)	(121)

Balance at December 31, 2020 (Restated)	—	$—	$1,704	363,993,705	$36	$—	$—	$2,329,406	$(1,977,639)	$(31)	$351,772

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,
	2020	2019
	(Restated)
Operating activities
Net loss	$(1,681,783)	$(51,263)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,506	5,577
Amortization of right-of-use assets	1,229	1,159
Amortization of premiums and accretion of discounts on marketable securities	1,201	(1,964)
Amortization of strategic premium	(655)	(873)
Gain on property and equipment disposals	3	(90)
Stock-based compensation expense	17,024	6,811
Change in fair value of convertible preferred stock warrant liabilities	20,765	94
Change in fair value of convertible preferred stock tranche liabilities	999,865	—
Change in fair value of assumed common stock warrant liabilities	581,863	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(9,648)	(550)
Accounts payable, accrued liabilities and accrued compensation	2,447	319
Operating lease liability	(1,080)	(951)

Net cash used in operating activities	(61,263)	(41,731)

Investing activities
Purchases of property and equipment	(24,093)	(9,846)
Proceeds from maturities of marketable securities	113,006	239,500
Purchases of marketable securities	(891,561)	(196,353)

Net cash (used in) provided by investing activities	(802,648)	33,301

Financing activities
Proceeds from exercise of stock options	599	394
Proceeds from issuance of Series F preferred stock, net of issuance costs	176,462	—
Proceeds from issuance of Class A Common Stock pursuant to Legacy QuantumScape Series F Preferred Stock Purchase Agreement, net of issuance costs	99,800	—
Business Combination, net of issuance costs paid	676,863	—

Net cash provided by financing activities	953,724	394

Net increase (decrease) in cash, cash equivalents and restricted cash	89,813	(8,036)
Cash, cash equivalents and restricted cash at beginning of period	25,596	33,632

Cash, cash equivalents and restricted cash at end of period	$115,409	$25,596

Supplemental disclosure of cash flow information
Purchases of property and equipment, accrued but not paid	$4,170	$2,547
Business Combination transaction costs, accrued but not paid	$1,016	$—
Net assets assumed from Business Combination	$592	$—

The following table presents the Company’s cash, cash equivalents and restricted cash by category in the Company’s Consolidated Balance Sheets:

	December 31,
	2020	2019
Cash and cash equivalents	$113,216	$22,822
Other assets	2,193	2,774

Total cash, cash equivalents and restricted cash	$115,409	$25,596

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation

Notes to Consolidated Financial Statements

December 31, 2020

1. Nature of Business

Organization

On November 25, 2020 (the “Closing Date”), Kensington Capital Acquisition Corp. (“Kensington”), a special purpose acquisition company, consummated the Business Combination Agreement (the “Business Combination Agreement”) dated September 2, 2020, by and among Kensington, Kensington Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Kensington (“Merger Sub”), and QuantumScape Battery, Inc., a Delaware corporation (f/k/a QuantumScape Corporation and f/k/a QuantumScape Subsidiary, Inc.) (“Legacy QuantumScape”).

Pursuant to the terms of the Business Combination Agreement, a business combination between Kensington and Legacy QuantumScape was effected through the merger of Merger Sub with and into Legacy QuantumScape, with Legacy QuantumScape surviving as the surviving company and as a wholly-owned subsidiary of Kensington (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). On the closing date, Kensington changed its name to QuantumScape Corporation, (the “Company”).

The Company is focused on the development and commercialization of its solid-state lithium-metal batteries. Planned principal operations have not yet commenced. As of December 31, 2020, the Company has not derived revenue from its principal business activities.

Beginning in March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact the Company’s business. The magnitude of the impact of the COVID-19 pandemic on the Company’s productivity, results of operations and financial position, and its disruption to the Company’s business and battery development and timeline, will depend in part, on the length and severity of these restrictions and on the Company’s ability to conduct business in the ordinary course.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

Pursuant to the Business Combination Agreement, the merger between Merger Sub and Legacy QuantumScape was accounted for as a reverse recapitalization in accordance with U.S. GAAP (the “Reverse Recapitalization”). Under this method of accounting, Kensington was treated as the “acquired” company and Legacy QuantumScape is treated as the acquirer for financial reporting purposes.

Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Legacy QuantumScape issuing stock for the net assets of Kensington, accompanied by a recapitalization. The net assets of Kensington are stated at historical cost, with no goodwill or other intangible assets recorded.

Legacy QuantumScape was determined to be the accounting acquirer based on the following predominant factors:

•	Legacy QuantumScape’s shareholders have the largest portion of voting rights in the Company;

•	the Board and Management are primarily composed of individuals associated with Legacy QuantumScape; and

•	Legacy QuantumScape was the larger entity based on historical operating activity and Legacy QuantumScape has the larger employee base at the time of the Business Combination.

The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Legacy QuantumScape. The shares and corresponding capital amounts and losses per share, prior to the Business Combination, have been retroactively restated based on shares reflecting the exchange ratio established in the Business Combination.

Immaterial Adjustments

The Company made an immaterial correcting adjustment (the “correcting adjustment”) to its Consolidated Balance Sheet and Consolidated Statement of Redeemable Non-controlling Interest and Stockholders’ Equity as of and for the year ended December 31, 2019 to reclassify the non-controlling interest of $1.7 million from total stockholders’ equity to temporary equity. This adjustment was made due to an option of the non-controlling interest holders that may require the Company to purchase their interest. The correcting adjustment has no effect on the Company’s Consolidated Statement of Operations and Comprehensive Loss or the Consolidated Statement of Cash flows for the period ended December 31, 2019.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements as well as reported amounts of expenses during the reporting periods. Estimates made by the Company include, but are not limited to, those related to the valuation of common stock prior to the Business Combination, valuation of convertible preferred stock warrants, and valuation of convertible preferred stock tranche liabilities, among others. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Principles of Consolidation

The Company’s policy is to consolidate all entities that it controls by ownership of a majority of the outstanding voting stock. In addition, the Company consolidates entities that meet the definition of a variable interest entity (“VIE”) for which the Company is the related party most closely associated with and is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. For consolidated entities that are less than wholly owned, the third party’s holding of an equity interest is presented as Redeemable non-controlling interests in the Company’s Consolidated Balance Sheets and Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders’ Equity. The portion of net earnings attributable to the redeemable non-controlling interests is presented as Net income (loss) attributable to non-controlling interests in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

The Company was a single-legal entity prior to becoming a partner with Volkswagen in QSV Operations LLC (the “JV entity”). As noted in “Joint Venture” discussion, the Company determined the JV entity was a VIE for which it was required to consolidate the operations upon its formation in 2018. The Company continued to consolidate the operations of the JV entity in 2020 as the determination of the variable interest entity has not changed.

Joint Venture and Redeemable Non-Controlling Interest

On June 18, 2018, the JV entity was incorporated as a limited liability company. Volkswagen Group of America, Inc. (“VWGoA”), Volkswagen Group of America Investments, LLC (“VGA”) and QuantumScape executed a Joint Venture Agreement (“JVA”), effective September 2018, with the goal of jointly establishing a manufacturing facility in the United States to produce the pilot line of the Company’s product through the JV entity. Volkswagen is a related party stockholder (13.2% and 13.1% voting interest holder of the Company as of December 31, 2020 and December 31, 2019, respectively). Upon the effectiveness of the JVA, each party contributed $1.7 million in cash to capitalize the JV entity in exchange for 50% equity interests.

The joint venture is considered a variable interest entity with a related party and therefore the related party whose business is more closely related to the planned operations of the joint venture is required to consolidate the operations.

The Company determined its operations were most closely aligned with the operations of the joint venture and therefore has consolidated the results of the JV entity’s operations in its Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive Loss and Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders’ Equity. The JV entity had minimal operations through December 31, 2020.

The Company classifies non-controlling interests with redemptions features that are not solely within the control of the Company within temporary equity on the Company’s Consolidated Balance Sheet in accordance with ASC 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities (“ASC 480-10-S99-3A”). The non-controlling interest was recorded outside of stockholders’ equity because the non-controlling interest provides the holder with put rights in the event of, amongst others, (a) the failure by the Company to meet specified development milestones within certain timeframes, (b) the parties to the JVA cannot agree to certain commercial terms within certain timeframes, or (c) a change of control of the Company, which such events are considered not solely within the Company’s control. The Company adjusts redeemable non-controlling interests for the portion of net earnings attributable to the redeemable non-controlling interests.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents, of which $12.2 million is held in a US government Money Market fund and marketable securities, of which $977.3 million is invested in US government and agency securities. The Company seeks to mitigate its credit risk with respect to cash and cash equivalents and marketable securities by making deposits with large, reputable financial institutions and investing in high credit rated shorter-term instruments.

Cash and Cash Equivalents and Restricted Cash

Management considers all highly liquid investments with an insignificant interest rate risk and original maturities of three months or less to be cash equivalents.

Restricted cash, if the date of availability or disbursement is longer than one year and the balances are maintained under an agreement that legally restricts the use of such funds, is not included within cash and cash equivalents and is reported within other assets.

Restricted cash is comprised of $2.2 million, of which $2.0 million is pledged as a form of security for the Company’s facility lease agreement and $0.2 million as collateral for a commercial letter of credit issued to an equipment supplier as of December 31, 2020. As of December 31, 2019, restricted cash was $2.8 million.

Marketable Securities

The Company’s investment policy is consistent with the definition of available-for-sale securities. The Company does not buy and hold securities principally for the purpose of selling them in the near future. The Company’s policy is focused on the preservation of capital, liquidity, and return. From time to time, the Company may sell certain securities, but the objectives are generally not to generate profits on short-term differences in price.

These debt securities are carried at estimated fair value with unrealized holding gains and losses included in other comprehensive loss in stockholders’ deficit until realized. Gains and losses on marketable security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned.

Fair Value Measurement

The Company applies fair value accounting for all financial assets and liabilities measured on a recurring and nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The accounting guidance established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, used to determine the fair value of its financial instruments. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

•	Level 1 – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. The estimated useful lives of assets are as follows:

Computers and hardware	3 years
Furniture and fixtures	7 years
Lab equipment	5 years
Building and improvements	25 years
Leasehold improvements	Shorter of the lease term (including estimated renewals) or the estimated useful lives of the improvements

Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the accompanying statements of operations and comprehensive loss in the period realized.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets when indicators of impairment exist. The carrying value of a long-lived asset is considered impaired when the estimated separately identifiable, undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the estimated cash flows discounted at a rate commensurate with the risk involved. There were no material impairment charges in any of the periods presented.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Consolidated Balance Sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right-of-use asset results in front-loaded expense over the lease term. Variable lease expenses, including common maintenance fees, insurance and property tax, are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components for all classes of assets. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term.

Convertible Preferred Stock

Prior to the Business Combination, the Company recorded shares of convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The Company applied the guidance in ASC 480-10-S99-3A and therefore classified all of its outstanding convertible preferred stock as temporary equity. The convertible preferred stock was recorded outside of stockholders’ deficit because, in the event of certain deemed liquidation events considered not solely within the Company’s control, such as a merger, acquisition and sale of all or substantially all of the Company’s assets, the convertible preferred stock would become redeemable at the option of the holders. In the event of a change of control of the Company, proceeds received from the sale of such shares would be distributed in accordance with the liquidation preferences set forth in the Company’s Amended and Restated Certificate of Incorporation.

All convertible preferred stock previously classified as temporary equity was retroactively adjusted, converted into Class A and Class B Common Stock, and reclassified to permanent as a result of the Business Combination. Convertible preferred stock converted into shares of Legacy QuantumScape Class A and Class B Common Stock and were immediately exchanged for Class A and Class B Common Stock of the Company, see Note 6.

In March 2016 and March 2017, Legacy QuantumScape issued shares of Legacy QuantumScape Series D convertible preferred stock to two new strategic investors and to an existing strategic investor for net proceeds of $59.7 million.

Legacy QuantumScape determined that the Legacy QuantumScape Series D convertible preferred stock share purchase agreements with these investors contained strategic terms as all of these investors had strategic interests in the Company’s technology and negotiated specific strategic terms expected to benefit these new investors, over and above the value that would be expected to be realized from the equity investment itself. Thus, the sale of the Legacy QuantumScape Series D convertible preferred stock to these investors reflected a higher price (“strategic premium”) than what a market participant who did not receive these strategic benefits would be willing to pay. Legacy QuantumScape allocated the net proceeds from these investors between the Legacy QuantumScape Series D convertible preferred stock and the strategic premium resulting in a strategic premium of $7.9 million which it recorded as a deferred liability on the balance sheet.

The strategic premium is considered akin to payment for research and development efforts. Legacy QuantumScape’s accounting policy is to record research and development effort payments as contra research and development and recorded the benefits (amortization of the strategic premium) over the estimated period of the development agreements with the investors which is re-assessed annually.

For the years ended December 31, 2020 and December 31, 2019, the Company recorded amortization of $0.7 million and $0.9 million, respectively.

Free-Standing Convertible Preferred Stock Warrants Liability

Free-standing warrants issued by Legacy QuantumScape for the purchase of shares of its convertible preferred stock were classified as liabilities on the accompanying balance sheets at fair value using an Option-Pricing Model (“OPM”). Prior to the Business Combination, the liability recorded was adjusted for changes in the fair value at each reporting date and recorded as interest expense in the accompanying Consolidated Statements of Operations and Comprehensive Loss. As a result of the Business Combination, the Legacy QuantumScape warrants converted into a warrant to purchase shares of the Company’s common stock converted at the Exchange Ratio. The Company determined the warrants to be equity classified and the fair value of the warrants upon consummation of the Business Combination, as adjusted based on the price of the underlying common stock, was reclassified to additional paid-in capital.

Assumed Common Stock Warrants Liability

The Company assumed 11,499,989 Public Warrants and 6,650,000 Private Placement Warrants upon the Business Combination, all of which were issued in connection with Kensington’s initial public offering (other than 75,000 Private Placement Warrants of which that were issued in connection with the closing of the Business Combination) and entitle the holder to purchase one share of Class A Common Stock at an exercise price of at $11.50 per share. All of the Assumed Common Stock Warrants remained outstanding as of December 31, 2020. The Public Warrants are publicly traded and are exercisable for cash unless certain conditions occur, such as the failure to have an effective registration statement related to the shares issuable upon exercise or redemption by the Company under certain conditions, at which time the warrants may be cashless exercised. The Private Placement Warrants are transferable, assignable or salable in certain limited exceptions. The Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will cease to be Private Placement Warrants, and become Public Warrants and be redeemable by the Company and exercisable by such holders on the same basis as the other Public Warrants.

The Company evaluated the Assumed Common Stock Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“ASC 815-40”), and concluded they do not meet the criteria to be classified in stockholders’ equity. Specifically, the exercise of the Assumed Common Stock Warrants may be settled in cash upon the occurrence of a tender offer or exchange that involves 50% or more of our Class A stockholders. Because not all of the voting stockholders need to participate in such tender offer or exchange to trigger the potential cash settlement and the Company does not control the occurrence of such an event, the Company concluded that the Assumed Common Stock Warrants do not meet the conditions to be classified in equity. Since the Assumed Common Stock Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the Consolidated Balance Sheet at fair value, with subsequent changes in their respective fair values recognized in the Change in fair value of assumed common stock warrant liabilities within the Consolidated Statement of Operations and Comprehensive Loss at each reporting date. The Public Warrants were publicly traded and thus had an observable market price to estimate fair value, and the Private Placement Warrants were effectively valued similar to the Public Warrants, as described in Note 6 to the consolidated financial statements.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Research and Development Cost

Costs related to research and development are expensed as incurred.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards made to employees, directors, and non-employees, including stock options, restricted share units and restricted shares, based on estimated fair values recognized over the requisite service period.

The fair value of options granted is estimated on the grant date using the Black-Scholes option valuation model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock, and an assumed risk-free interest rate. The Company accounts for forfeitures when they occur. The Company uses the simplified calculation of the expected life, which takes into consideration the grant’s contractual life and vesting period and assumes that all options will be exercised between the vesting date and the contractual term of the option. No awards have been issued with a market condition or other non-standard terms.

Given the lack of public market for the Company’s stock prior to the Business Combination and minimal history as a public company subsequent to the Business Combination, the estimate for volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. Since these comparable companies operate in the same industry segment, the Company expects that it would share similar characteristics, such as risks profiles, volatility, capital intensity, clientele, and market growth patterns and drivers.

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards, measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

The Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Comprehensive Income or Loss

The Company’s comprehensive income or loss consists of net income or loss and other comprehensive loss. Unrealized gains or losses on available-for-sale investments are included in the Company’s other comprehensive income or loss.

Net Loss per Share of Common Stock

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share adjusts basic earnings per share for the potentially dilutive impact of stock options and warrants. As the Company has reported losses for all periods presented, all potentially dilutive securities including stock options and warrants, are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

3. Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. ASU 2016-13 also provides updated guidance regarding the impairment of available-for-sale debt securities and includes additional disclosure requirements. The Company adopted this guidance as of January 1, 2020 with no impact upon adoption.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangement (Topic 808): clarifying the Interaction between Topic 808 and Topic 606, which clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC Topic 606 when the counterparty is a customer. In addition, Topic 808 precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The Company adopted this guidance as of January 1, 2020 with no impact upon adoption.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2021 and adoption must be as of the beginning of the Company’s annual fiscal year. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

4. Restatement of Consolidated Financial Statements

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “Staff Statement”). In the Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s financial statements as opposed to equity.

On April 28, 2021, the Audit Committee of our Board of Directors, in consultation with management of the Company, concluded that the Company’s consolidated financial statements as of and for the year ended

December 31, 2020 should no longer be relied upon based on the facts described below. As such, the Company is restating its consolidated financial statements as of and for the year ended December 31, 2020 included in this Annual Report.

The Assumed Common Stock Warrants, assumed by the Company in connection with the Business Combination, were originally issued as part of Kensington’s initial public offering. As of December 31, 2020 and the year then ended, the Assumed Common Stock Warrants were reflected as a component of equity and did not include the subsequent non-cash changes in estimated fair value of the Assumed Common Stock Warrants, based on the Company’s application of ASC 815-40. The views expressed in the Staff Statement were not consistent with the Company’s historical interpretation of certain specific provisions within its warrant agreements and the Company’s application of ASC 815-40 to the warrant agreements. The Company reassessed its accounting for the Assumed Common Stock Warrants in light of the SEC Staff’s published views. Based on this reassessment, the Company determined that the Assumed Common Stock Warrants should be classified as liabilities measured at fair value on the date of the Business Combination, with subsequent non-cash changes in fair value reported in the Company’s Consolidated Statement of Operation and Comprehensive Loss at each reporting period.

The material terms of the Assumed Common Stock Warrants are more fully described in Note 10—Assumed Common Stock Warrants. In addition, disclosures and amounts were restated in Note 2—Summary of Significant Accounting Policies, Note 5—Business Combinations, Note 6—Fair Value Measurements, Note 12—Earnings (loss) Per Share, and Note 14—Income Taxes as a result of the Assumed Common Stock Warrants.

Impact of the Restatement

The impact of the restatement on the Consolidated Balance Sheet, Consolidated Statement of Operations and Comprehensive Loss and Consolidated Statement of Cash Flows for the year ended December 31, 2020 is presented below. The restatement had no impact on net cash flows from operating, investing or financing activities.

	As of December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
	(In Thousands, Except per Share Amounts)
Balance Sheet
Total current assets	$1,009,168	$—	$1,009,168

Total assets	$1,066,769	$—	$1,066,769

Liabilities, redeemable non-controlling interest and stockholders’ equity
Total current liabilities	$12,350	$—	$12,350

Assumed common stock warrant liabilities	—	689,699	689,699

Total liabilities	23,594	689,699	713,293

Redeemable non-controlling interest	1,704	—	1,704
Stockholders’ equity
Preferred stock—$0.0001 par value	—	—	—
Common stock—$0.0001 par value	36	—	36
Additional paid-in-capital	2,437,242	(107,836)	2,329,406
Accumulated other comprehensive loss	(31)	—	(31)
Accumulated deficit	(1,395,776)	(581,863)	(1,977,639)

Total stockholders’ equity	1,041,471	(689,699)	351,772

Total liabilities, redeemable non-controlling interest and stockholders’ equity	$1,066,769	$—	$1,066,769

	For the Year Ended December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
	(In Thousands, Except Share and per Share Amounts)
Statement of Operations and Comprehensive Loss
Total operating expenses	$81,021	$—	$81,021
Loss from operations	(81,021)	—	(81,021)
Other (expense) income:
Interest expense	(20,765)	—	(20,765)
Interest income	1,093	—	1,093
Change in fair value of Series F convertible preferred stock tranche liabilities	(999,987)	—	(999,987)
Change in fair value of assumed common stock warrant liabilities	—	(581,863)	(581,863)
Other income	760	—	760

Total other expense	(1,018,899)	(581,863)	(1,600,762)

Net loss	(1,099,920)	(581,863)	(1,681,783)
Less: Net loss attributable to non-controlling interest, net of tax	(6)	—	(6)

	For the Year Ended December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
	(In Thousands, Except Share and per Share Amounts)
Net loss attributable to common stockholders	$(1,099,914)	$(581,863)	$(1,681,777)

Net loss	$(1,099,920)	$(581,863)	$(1,681,783)
Other comprehensive loss:
Unrealized loss on marketable securities	(121)	—	(121)

Total comprehensive loss	(1,100,041)	(581,863)	(1,681,904)
Less: Comprehensive loss attributable to non-controlling interest	(6)	—	(6)

Comprehensive loss attributable to common stockholders	$(1,100,035)	$(581,863)	$(1,681,898)

Basic and Diluted net loss per share	$(4.36)		$(6.67)
Basic and Diluted weighted-average common shares outstanding	252,143,509		252,143,509

	For the Year Ended December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
	(In Thousands)
Statement of Cash Flows
Net loss	$(1,099,920)	$(581,863)	$(1,681,783)
Adjustments to reconcile net loss to net cash used in operating activities	1,038,657	581,863	1,620,520
Net cash used in operating activities	(61,263)	—	(61,263)
Net cash used in investing activities	(802,648)	—	(802,648)
Net cash provided by financing activities	953,724	—	953,724

Subsequent Warrant Exercises

From January 1, 2021 through May 6, 2021, 9,699,528 Public Warrants were exercised for net proceeds of $111.5 million.

5. Business Combination

As discussed in Note 1, on November 25, 2020, the Company consummated the Business Combination Agreement dated September 2, 2020, with Legacy QuantumScape surviving the merger as a wholly owned subsidiary of the Company.

At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each share of Legacy QuantumScape Class A common stock, par value $0.0001 per share, and each share of the Legacy QuantumScape Preferred Stock that was convertible into a share of Legacy QuantumScape Class A common stock, was canceled and converted into the right to receive the number of shares of the Company’s Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”) equal to 4.02175014920 (the “Exchange Ratio”), and each share of Legacy QuantumScape Class B common stock, par value $0.0001 per share, and each share of the Legacy QuantumScape Preferred Stock that was convertible into a share of Legacy QuantumScape Class B common stock was canceled and converted into the right to receive the number of shares of the Company’s Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock,” and, together with the Class A Common Stock, the “Common Stock”) equal to the Exchange Ratio.

Upon the closing of the Business Combination, the Company’s certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of all classes of capital stock to 1,350,000,000 shares, $0.0001 par value per share, of which, 1,000,000,000 shares are designated as Class A Common Stock, 250,000,000 shares are designated as Class B Common Stock, and 100,000,000 shares are designated as Preferred Stock. The holder of each share of Class A common stock is entitled to one vote, and the holder of each share of Class B common stock is entitled to ten votes.

In connection with the Business Combination, a number of subscribers (each, a “Subscriber”) purchased from the Company an aggregate of 50,000,000 shares of Class A Common Stock (the “PIPE”), for a purchase price of $10.00 per share and an aggregate purchase price of $500.0 million (the “PIPE Shares”), pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into effective as of September 2, 2020.

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Kensington was treated as the “acquired” company and Legacy QuantumScape is treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy QuantumScape issuing stock for the net assets of Kensington, accompanied by a recapitalization. The net assets of Kensington were stated at historical cost, with no goodwill or other intangible assets recorded.

The following table reconciles the elements of the Business Combination to the Consolidated Statement of Cash Flows and the Consolidated Statement of Redeemable Non-Controlling Interest and Stockholders’ Equity for the year ended December 31, 2020 (amounts in thousands):

Recapitalization
Cash- Kensington trust and cash, net of redemptions	$230,128
Cash- PIPE Financing	500,000
Non-cash net assets assumed from Kensington	592
Less: Fair value of assumed common stock warrants (Restated)	109,081
Less: transaction costs and advisory fees for QuantumScape allocated to equity (Restated)	41,664
Less: transaction costs and advisory fees for Kensington (Restated)	11,372

Net Business Combination (Restated)	$568,603
Less: non-cash net assets assumed from Kensington	592
Less: transaction costs and advisory fees for QuantumScape allocated to warrants (Restated)	1,245
Add: Non-cash fair value of assumed common stock warrants (Restated)	109,081
Add: accrued transaction costs and advisor fees	1,016

Net cash contributions from Business Combination	$676,863

The number of shares of common stock issued immediately following the consummation of the Business Combination:

Number of Shares
Common stock, outstanding prior to Business Combination	23,000,000
Less: redemption of Kensington shares	15,255

Common stock of Kensington	22,984,745
Kensington Founder Shares	5,750,000
Shares issued in PIPE Financing	50,000,000

Business Combination and PIPE Financing shares—Class A common stock	78,734,745
Legacy QuantumScape shares—Class A common stock (1)	110,734,478
Legacy QuantumScape shares—Class B common stock (1)	158,301,450

Total shares of common stock immediately after Business Combination	347,770,673

(1)

The number of Legacy QuantumScape Class A common stock was determined from the 27,533,913 shares of Legacy QuantumScape Class A common stock outstanding immediately prior to the closing of the Business Combination converted at the Exchange Ratio. All fractional shares were rounded down.

(2)

The number of Legacy QuantumScape Class B common stock was determined from the 39,361,342 shares of Legacy QuantumScape Class B common stock outstanding immediately prior to the closing of the Business Combination converted at the Exchange Ratio. All fractional shares were rounded down.

6. Fair Value Measurement

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows (amounts in thousands):

	Fair Value Measured as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets included in:
Money market fund (1)	$12,235	$—	$—	$12,235
Marketable securities (2)	—	977,326	—	977,326

Total fair value	$12,235	$977,326	$—	$989,561

Liabilities included in:
Assumed common stock warrants (Public) (Restated)	$436,999	$—	$—	$436,999
Assumed common stock warrants (Private Placement) (Restated)	—	252,700	—	252,700

Total fair value (Restated)	$436,999	$252,700	$—	$689,699

	Fair Value Measured as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets included in:
Money market fund (1)	$5,163	$—	$—	$5,163
Marketable securities (2)	—	120,599	—	120,599

Total fair value	$5,163	$120,599	$—	$125,762

Liabilities included in:
Convertible preferred stock warrant liabilities	$—	$—	$1,860	$1,860

Total fair value	$—	$—	$1,860	$1,860

(1)	Money market funds are included in Cash and cash equivalents on the Consolidated Balance Sheet.
(2)

Marketable securities with original maturities of three months or less, in the amount of $105.2 million and $18.7 million, are included in Cash and cash equivalents on the Consolidated Balance Sheet as of December 31, 2020 and December 31, 2019, respectively.

The Company performs routine procedures such as comparing prices obtained from independent source to ensure that appropriate fair values are recorded. Because the transfer of Private Placement Warrants to anyone outside of a small group of individuals constituting the sponsors of Kensington would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is consistent with that of a Public Warrant. Accordingly, the Private Placement Warrants are classified as Level 2 financial instruments.

As of December 31, 2019 and 2020, the carrying values of cash and cash equivalents, accounts payable and accrued liabilities approximate their respective fair values due to their short-term nature.

Marketable Securities

The following table summarizes, by major security type, the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. Amortized cost net of unrealized gain (loss) is equal to fair value as of December 31, 2020. The fair value as of December 31, 2020 and 2019, are as follows (amounts in thousands):

	December 31, 2020
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Level 1 securities
Money market fund	$12,235	$—	$—	$12,235
Level 2 securities
US government securities	977,357	24	(55)	977,326

Total	$989,592	$24	$(55)	$989,561

	December 31, 2019
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Level 1 securities
Money market fund	$5,163	$—	$—	$5,163
Level 2 securities
Repurchase agreement	13,500	—	—	13,500
US government securities	107,009	90	—	107,099

Total Level 2 securities	120,509	90	—	120,599

Total	$125,672	$90	$—	$125,762

Any realized gains and losses and interest income are included in interest income.

We regularly review our available-for-sale marketable securities in an unrealized loss position and evaluate the current expected credit loss by considering factors such as historical experience, market data, issuer-specific factors, and current economic conditions. The aggregate fair value of the 12 marketable securities in unrealized loss position was $419.2 million as of December 31, 2020, none of which have been in the continuous unrealized loss for more than twelve months. The unrealized losses were attributable to changes in interest rates that impacted the value of the investments, and not increased credit risk. Accordingly, we have not recorded an allowance for credit losses associated with these investments. As of December 31, 2019, the Company did not have any available-for-sale securities in an unrealized loss position.

The estimated amortized cost and fair value of available-for-sale securities by contractual maturity as of December 31, 2020, are as follows (amounts in thousands):

	December 31, 2020
	Amortized Cost	Fair Value
Due within one year	$895,867	$895,830
Due after one year and through five years	93,725	93,731

Total	$989,592	$989,561

Preferred Stock Warrants

In 2011 through 2013, in connection with an equipment and loan security agreement with TriplePoint Capital, the Company issued warrants to purchase 124,586 shares of Legacy QuantumScape Series A convertible preferred stock at $2.20131 per share (“the TPC1 warrants”). The TPC1 warrants were set to expire at the later of 7 years from effective date or five years after an initial public offering or acquisition.

In January 2015, the Company entered into another equipment loan and security agreement with TriplePoint Capital. In connection with the borrowing of funds per the agreement, the Company issued warrants to purchase 129,718 shares of Legacy QuantumScape Series C convertible preferred stock at $10.40717 per share (“TPC2 warrants”). The TPC2 warrants were set to expire at the later of 2022 or five years after an initial public offering or acquisition.

In connection with the Business Combination, each outstanding and unexercised warrant (“Legacy QuantumScape Warrant”) to purchase shares of Legacy QuantumScape capital stock was automatically converted into a warrant to purchase a number of shares of the applicable class of Common Stock (such warrant, the “Exchanged Warrant”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Legacy QuantumScape common stock subject to such Legacy QuantumScape Warrant immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Legacy QuantumScape Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio. Accordingly, upon the closing of the Business Combination, the TPC1 warrants became warrants to purchase 501,047 shares of the Company’s Class A Common Stock at $0.5473 per share and the TPC2 warrants became warrants to purchase 521,693 shares of the Company’s Class A Common Stock at $2.5877 per share with an estimated fair value of $22.6 million. Upon the closing the Business Combination and conversion to warrants for the purchase if Class A Common

Stock, the fair value of the TPC1 and TPC2 warrants were determined using the OPM with the following assumptions:

	At Conversion
	TPC1 Warrants	TPC2 Warrants
Option term (in years)	5	5
Volatility	70.0%	70.0%
Risk-free interest rate	0.39%	0.39%
Expected dividends	—	—
Discount for lack of marketability	—	—

In December 2020, all outstanding TPC1 and TPC2 warrants were net exercised in exchange for 998,460 shares of Class A Common Stock.

As of December 31, 2019, the fair value of the TPC1 and TPC2 warrants were re-measured using the OPM with the following assumptions:

	As of December 31, 2019
	TPC1 Warrants	TPC2 Warrants
Option term (in years)	5	5
Volatility	58.5%	45.0%
Risk-free interest rate	1.69%	1.69%
Expected dividends	—	—
Discount for lack of marketability	35.0%	35.0%

The 5-year term was derived based on the Company’s estimation of the timing of the exercise of the warrants. Significant changes in the option term and volatility would result in a significantly higher or lower fair value measurement, respectively. As of December 31, 2019, the fair value of the TPC warrants were reported on the Company’s balance sheets as a long-term liability.

The following table presents the reconciliation of the TPC warrants measured and recorded at fair value on a recurring basis using the significant unobservable inputs described above (amounts in thousands):

	TPC1 Warrants	TPC2 Warrants	Fair Value
Balance at December 31, 2018	$984	$782	$1,766
Re-measurement loss included in interest expense	52	42	94

Balance at December 31, 2019	1,036	824	1,860
Re-measurement loss included in interest expense	10,475	10,290	20,765
Reclassification to additional paid-in capital upon recapitalization	(11,511)	(11,114)	(22,625)

Balance at December 31, 2020	$—	$—	$—

Convertible Preferred Stock Tranche Liabilities

In May 2020 and September 2020, Legacy QuantumScape executed a stock purchase agreement and related agreements and amendments thereto, with VGA for an investment of $200 million in Legacy QuantumScape’s Series F convertible preferred stock.

The terms of the Series F Preferred Stock Purchase Agreement with VGA obligated Legacy QuantumScape to issue and sell, and VGA to purchase, up to a total of 7,569,508 shares of Series F convertible preferred stock (the “tranche shares”) at $26.4218 per share, to be funded in two tranches: (1) 3,784,754 shares of Legacy QuantumScape Series F Preferred Stock issued for $100 million on December 1, 2020 (the time-based portion of the agreement, “tranche shares 1”), and (2) 3,784,754 shares of Legacy QuantumScape Series F Preferred Stock will be issued for $100 million subject to certain conditions including the achievement of a specified technical milestone by March 31, 2021, as set forth in such agreements (“tranche shares 2”). The Company concluded that the firm commitment to issue the tranche shares met the definition of a freestanding financial instrument. As the underlying convertible preferred shares of the outstanding tranche liabilities were redeemable outside the control of the Company, the fair value of the tranche liabilities was reported on the Company’s balance sheets as a long-term liability, and the fair value change was recorded in other expense in the Consolidated Statements of Operations and Comprehensive Loss, as noted in the table below.

The Series F Preferred Stock Purchase Agreement with VGA, as amended, contains provisions pursuant to which, if the relevant closing of such Series F Preferred Stock Purchase Agreement (in whole or in part) occur only after effectiveness of the Merger, VGA agreed to purchase, and the Company agreed to issue, instead of the relevant number of shares of Legacy QuantumScape Series F Preferred Stock to be purchased at such closing, such number of shares of Class A Common Stock as would have been issued in the Merger in exchange for such shares of Legacy QuantumScape Series F Preferred Stock if they had been outstanding prior to the Merger. As a result of these provisions to issue shares of Class A Common Stock, and upon consummation of the Business Combination, the Company determine its obligation to issue Class A Common Stock pursuant to the Series F Preferred Stock Purchase Agreement was equity classified and the fair value of the tranche liabilities was reclassified to additional paid-in capital.

In August 2020, Legacy QuantumScape entered into Series F Preferred Stock Purchase Agreements and related agreements thereto with several new and existing investors, pursuant to which it agreed to sell, and the investors agreed to purchase, an aggregate of 7,115,335 shares of Legacy QuantumScape Series F Preferred Stock at $26.4218 per share for an aggregate purchase price of $188 million (tranche shares 3 and 4), of which: (1) $94.0 million was to be funded at the earlier of December 1, 2020 or a SPAC business combination (“tranche shares 3”), and (2) the remaining $94.0 million tranche (“tranche shares 4”) was to be funded at the earlier of a SPAC business combination closing or March 2021. Similar to the tranche shares to VGA, the Company concluded that the firm commitment to issue the incremental tranche shares 3 and 4 met the definition of a freestanding financial instrument.

Pursuant to the terms of these Series F Preferred Stock Purchase Agreements, funding of the tranche shares 3 and 4 occurred concurrent with the closing of the Business Combination. Upon funding and issuance of the 7,115,335 shares of Legacy QuantumScape Series F Preferred Stock, the convertible preferred stock tranche liability associated with tranche shares 3 and 4 was settled and the fair value of the tranche liability was recorded as redeemable convertible preferred stock.

The Company remeasured all tranche share liabilities as of closing date of the Business Combination based on the closing market price of Kensington immediately prior to the Business Combination. The fair value of the Legacy QuantumScape’s Series F convertible preferred stock tranches was calculated based on the traded stock price of Kensington at November 25, 2020 of $23.50, adjusted for the Exchange Ratio, less the Series F exercise price of $26.42.

The following table presents the reconciliation of the Series F convertible preferred tranche liabilities measured and recorded at fair value on a recurring basis using the significant unobservable inputs described above (amounts in thousands):

Fair Value
Balance at December 31, 2019	$—
Issuance and re-measurement loss recorded in other expense	999,865
Issuance of Legacy QuantumScape Series F Preferred Stock—tranche shares 3 and 4	(484,471)
Reclassification to additional paid-in capital upon Closing of the Business Combination—tranche shares 1 and 2	(515,394)

Balance at December 31, 2020	$—

7. Property and Equipment

Property and equipment at December 31, 2020 and 2019, consisted of the following (amounts in thousands):

	December 31,
	2020	2019
Computers and hardware	$624	$598
Furniture and fixtures	10,099	4,755
Lab equipment	37,051	25,919
Leasehold improvements	12,154	12,005
Construction-in-progress	16,078	8,610

	76,006	51,887
Accumulated depreciation and amortization	(32,310)	(26,395)

Property and equipment, net	$43,696	$25,492

Depreciation and amortization expense related to property and equipment was $7.5 million and $5.6 million for the years ended December 31, 2020 and 2019, respectively.

8. Leases

The Company currently leases its headquarters under a single lease classified as an operating lease expiring in January 2023. Fixed rent escalates each year and the Company is responsible for a portion of the landlord’s operating expenses such as property tax, insurance and common area maintenance. Under the lease, the Company has one 60-month renewal option, which has been included in the calculation of lease liabilities and right of use assets at the adoption date of the lease accounting standard on January 1, 2019, as the exercise of the option was reasonably certain. As the renewal rent has not been negotiated, the Company used an estimated rent rate which approximated the fair market rent at adoption for the extension period. This lease does not have any contingent rent payments and does not contain residual value guarantees.

The Company does not have any leases classified as financing leases during the years ended December 31, 2020 and 2019.

The components of lease related expense are as follows (amounts in thousands):

	Year Ended December 31,
Operating leases	2020	2019
Operating lease cost	$2,143	$2,143
Variable lease cost	409	425

Operating lease expense	$2,552	$2,568

The components of supplemental cash flow information related to leases are as follows (amounts in thousands):

	Year Ended December 31,
	2020	2019
Operating cash flows—operating leases	$1,994	$1,936
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$14,100

	Year Ended December 31,
	2020	2019
Weighted-average remaining lease term—operating leases (in years)	7.1	8.1
Weighted-average discount rate—operating leases	7.00%	7.00%

As of December 31, 2020, future minimum payments during the next five years and thereafter are as follows (amounts in thousands):

Operating Leases
Year Ended December 31, 2021	$2,053
Year Ended December 31, 2022	2,115
Year Ended December 31, 2023	2,301
Year Ended December 31, 2024	2,318
Year Ended December 31, 2025	2,318
Thereafter	4,828

Total	15,933
Less present value discount	(3,469)

Operating lease liabilities	$12,464

The Company’s lease agreement does not provide an implicit rate, so the Company used an estimated incremental borrowing rate, which was derived from third-party information available at the time the Company adopted ASC 842, Leases, in determining the present value of lease payments. The rate used is for a secured borrowing of a similar term as the lease.

Sublease

In May 2017, the Company entered into an agreement to sublet approximately 15,000 square feet of the Company’s leased space for the sublease term of 3 years. In March 2018, the sublease agreement was amended to add approximately another 11,000 square feet to the sublease. The Company received $0.9 million for the years ended December 31, 2019 in sublease income and the amounts have been recorded in other income (expense). The sublease was terminated at the end of 2019.

9. Commitments and Contingencies

From time to time, and in the ordinary course of business, the Company may be subject to certain claims, charges and litigation concerning matters arising in connection with the conduct of the Company’s business activities.

On December 11, 2020, a putative class action lawsuit was filed by a purported QuantumScape warrantholder (Index No. 656963/2020 (Sup. Ct. N.Y. Cnty.)) against the Company and Continental Stock Transfer & Trust Company. The complaint alleges, among other things, that the plaintiff is entitled to exercise warrants within 30 days of Closing. The complaint also alleges that the proxy statement/prospectus/information statement dated September 21, 2020 and November 12, 2020 is misleading and/or omits material information concerning the exercise of the warrants. The complaint generally seeks, among other things, the ability to exercise the warrants within 30 days of Closing. QuantumScape removed the case to federal court, Case No. 1:20-cv-10842 (S.D.N.Y.).

On December 24, 2020, a lawsuit was filed by three purported QuantumScape warrantholders (Index No. 657256/2020 (Sup. Ct. N.Y. Cnty.)) against the Company. The complaint alleges, among other things, that the plaintiffs are entitled to exercise warrants within 30 days of Closing. The complaint also alleges that the proxy statement/prospectus/information statement dated September 21, 2020 and November 12, 2020 is misleading and/or omits material information concerning the exercise of the warrants. The complaint generally seeks, among other things, the ability to exercise the warrants within 30 days of Closing.

Between January 5 and January 8, 2021, three putative class action lawsuits were filed by purported purchasers of QuantumScape securities. (Case No. 3:21-cv-00058-WHO (N.D. Cal. filed January 5, 2021); Case No. 4:21-cv-00070-JST (N.D. Cal. filed January 6, 2021); and Case No. 3:21-cv-00150-VC (N.D. Cal. filed January 8, 2021)) against the Company and its Chief Executive Officer or against the Company and certain members of management and the Board of Directors, and VGA.

All three complaints allege that the defendants purportedly made false and/or misleading statements and failed to disclose material adverse facts about QuantumScape’s business, operations, and prospects, including information regarding the Company’s battery technology. The complaints allege a purported class that includes persons who purchased or acquired QuantumScape securities on certain dates.

A shareholder derivative suit was also filed against 11 officers and directors of the Company: Case No. 3:21-cv-00989 (N.D. Cal. filed February 8, 2021). QuantumScape is the nominal defendant. The suit alleges that the individual defendants breached various duties to the Company and contains additional similar allegations based on the same general allegations in the class action complaints described immediately above. VGA was also named as a defendant in the derivative suit.

For many legal matters, particularly those in early stages, the Company cannot reasonably estimate the possible loss (or range of loss), if any. The Company records an accrual for legal matters at the time or times it determines that a loss is both probable and reasonably estimable. Amounts accrued as of December 31, 2020 were not material. Regarding matters for which no accrual has been made (including the potential for losses in excess of amounts accrued), the Company currently believes, based on its own investigations, that any losses (or ranges of losses) that are reasonably possible and estimable will not, in the aggregate, have a material adverse effect on its financial position, results of operations, or cash flows. However, the ultimate outcome of legal proceedings involves judgments, estimates, and inherent uncertainties and cannot be predicted with certainty. Should the ultimate outcome of any legal matter be unfavorable, the Company’s business, financial condition, results of operations, or cash flows could be materially and adversely affected. The Company may also incur substantial legal fees, which are expensed as incurred, in defending against legal claims.

10. Assumed Common Stock Warrants

At December 31, 2020, there are 18,149,989 warrants outstanding.

As part of Kensington’s initial public offering, 11,499,989 Public Warrants were sold. The Public Warrants entitle the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustments. The Public Warrants may be exercised only for a whole number of shares of Class A Common Stock. No fractional shares will be issued upon exercise of the warrants. The Public Warrants will expire at 5:00 p.m. New York City time on November 25, 2025, or earlier upon redemption or liquidation. The Public Warrants are listed on the NYSE under the symbol “QS.WS.”

The Company may redeem the Public Warrants starting July 30, 2021, in whole and not in part, at a price of $0.01 per warrant, so long as the Company provides not less than 30 days’ prior written notice of redemption to each warrantholder, and if, and only if, the reported last sale price of Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrantholders.

Simultaneously with Kensington’s initial public offering, Kensington consummated a private placement of 6,575,000 Private Placement Warrants with Kensington’s sponsor. Kensington issued an additional 75,000 Working Capital Warrants in connection with the closing of the Business Combination. Each Private Placement Warrant and Working Capital Warrant is exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment. The Private Placement Warrants and Working Capital Warrants are identical to the Public Warrants, except that:

(1) the Private Placement Warrants and Working Capital Warrants and the shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants and Working Capital Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions,

(2) the Private Placement Warrants and Working Capital Warrants are non-redeemable (except as described below) so long as they are held by the sponsor or its permitted transferees. Commencing September 28, 2021, the Company may redeem the outstanding Public Warrants, Private Placement Warrants and Working Capital Placement Warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A Common Stock to be determined by reference to a table in the warrant agreement;

•

if, and only if, the last reported sale price of the Company’s Class A Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrantholders;

•

if, and only if, the Private Placement Warrants and Working Capital Warrants are also concurrently called for redemption at the same price (equal to a number of shares of Class A Common Stock) as the outstanding Public Warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the shares of Class A Common Stock (or a security other than the Class A Common Stock into which the Class A Common Stock has been converted or exchanged for in the event the Company is not the surviving company in the initial Business Combination) issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

(3) the Private Placement Warrants and Working Capital Warrants may be exercised by the holders on a cashless basis, and

(4) the holders of the Private Placement Warrants and Working Capital Warrants (including with respect to the shares of common stock issuable upon exercise of the Private Placement Warrants and Working Capital Warrants) are entitled to registration rights. If the Private Placement Warrants and Working Capital Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants and Working Capital Warrants will cease to be Private Placement Warrants or Working Capital Warrants, as applicable, and become Public Warrants and be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the other Public Warrants.

On February 13, 2021 the Warrant Agreement, dated June 25, 2020, by and between the Company and Continental Stock Transfer & Trust Company, was amended to allow for earlier exercise of the Public Warrants. Prior to the amendment, the Public Warrants were exercisable starting on June 30, 2021. Following the amendment, the Public Warrants are now exercisable starting on March 5, 2021, at which time holders of Public Warrants may exercise their right to purchase one share of the Company’s Class A Common Stock for $11.50 for each Public Warrant. All other terms, including the redemption terms, for the Public Warrants remain unchanged; the Company may not redeem Public Warrants before July 30, 2021. The terms for the Private Placement Warrants and Working Capital Warrants remain unchanged.

The Company concluded the Public Warrants and Private Placement Warrants, or Assumed Common Stock Warrants, meet the definition of a derivative under ASC 815 (as described in Note 2) and are recorded as liabilities. Upon consummation of the Business Combination, the fair value of the Assumed Common Stock Warrants was recorded on the Balance Sheet. The fair value of the Assumed Common Stock Warrants was remeasured as of December 31, 2020, resulting in a $581.9 million non-cash change in fair value of assumed common stock warrant liabilities in the Consolidated Statements of Operations and Comprehensive Loss.

11. Stockholders’ Equity

As of December 31, 2020, 1,350,000,000 shares, $0.0001 par value per share are authorized, of which, 1,000,000,000 shares are designated as Class A Common Stock, 250,000,000 shares are designated as Class B Common Stock, and 100,000,000 shares are designated as Preferred Stock.

Common Stock

Holders of the common stock are entitled to dividends when, as, and if, declared by the Company’s Board of Directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. As of December 31, 2020, the Company had not declared any dividends. The holder of each share of Class A Common Stock is entitled to one vote, and the holder of each share of Class B Common Stock is entitled to ten votes. All common stock outstanding as of December 31, 2020 consists of 207,769,091 Class A Common Stock and 156,224,614 Class B Common Stock.

Legacy QuantumScape Series F Convertible Preferred Stock

As further described in Note 6 (Fair Value), in May 2020 and September 2020, Legacy QuantumScape and VGA entered into a Series F Preferred Stock Purchase Agreement and related agreements and amendments thereto, and in August 2020, Legacy QuantumScape and several new and existing investors entered into Series F Preferred Stock Purchase Agreements and related agreements thereto, pursuant to which Legacy QuantumScape agreed to sell, and VGA and other investors agreed to purchase, up to an aggregate 14,684,843 shares of Legacy QuantumScape Series F Preferred Stock at $26.4218 per share for an aggregate purchase price of $388 million (the “Series F Preferred Stock Purchase Agreements”). As previously mentioned, the Series F Preferred Stock Purchase Agreement with VGA, as amended, contains provisions pursuant to which, if the relevant closing of such Series F Preferred Stock Purchase Agreement (in whole or in part) occur only after effectiveness of the Business Combination, VGA agreed to purchase, and Kensington agreed to issue, instead of the relevant number of shares of Legacy QuantumScape Series F Preferred Stock to be purchased at such closing, such number of shares of Class A Common Stock as would have been issued in the Business Combination in exchange for such shares of Legacy QuantumScape Series F Preferred Stock if they had been outstanding prior to the Business Combination.

Pursuant to the terms of the Series F Preferred Stock Purchase Agreements Legacy QuantumScape issued 7,115,335 shares of Series F Preferred Stock for an aggregate purchase price of $188.0 million, net of issuance costs of $11.5 million, concurrent with the closing of the Business Combination, and the Company issued 15,221,334 shares of Class A Common Stock to VGA for $100.0 million on December 1, 2020. As of December 31, 2020, VGA’s commitment to purchase 15,221,334 shares of Class A Common Stock for $100.0 million subject to certain conditions including the achievement of a specified technical milestone by March 31, 2021, is outstanding.

The Company concluded that the firm commitment to issue the tranche shares to VGA and the other investors met the definition of a freestanding financial instrument (as described in Note 6). Prior to the Business Combination, as the underlying convertible preferred shares of the outstanding tranche liabilities were redeemable outside the control of the Company, the fair value of the tranche liabilities was reported on the Legacy QuantumScape’s balance sheets as a long-term liability, and the change in fair value was recorded in other expense in the Consolidated Statements of Operations and Comprehensive Loss. Upon consummation of the Business Combination, the tranche liabilities were reclassified to additional paid-in capital.

Equity Incentive Plans

Prior to the Business Combination, the Company maintained its 2010 Equity Incentive Plan (the 2010 Plan), under which the Company granted options and restricted share units to purchase or directly issue shares of common stock to employees, directors, and non-employees.

Upon closing of the Business Combination, awards under the 2010 Plan were converted at the Exchange Ratio and assumed into the 2020 Equity Incentive Award Plan (the 2020 Plan). The 2020 Plan permits the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted shares, restricted share units and performance awards to employees, directors, and non-employees.

As of December 31, 2020, 41,500,000 shares of Class A Common Stock are authorized for issuance pursuant to awards under the 2020 Plan, plus any shares of Class A Common Stock subject to stock options, restricted stock units or other awards that were assumed in the Business Combination and terminate as a result of being unexercised or are forfeited or repurchased by the Company, with the maximum number of shares to be added to the 2020 Plan equal to 69,846,580 shares of Class A Common Stock. As of December 31, 2020, 59,625,395 shares of Class A Common Stock are available for future issuance under the 2020 Plan.

Options may be granted at a price per share not less than 100% of the fair market value at the date of grant. If the option is granted to a 10% stockholder, then the purchase or exercise price per share shall not be less than 110% of the fair market value per share of the common stock on the grant date. Options granted generally vest over a period of four years and have ten-year contractual terms.

Stock Options

Stock option activity under the Plans are as follows:

	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic value (in thousands)
Balance at December 31, 2018 (as previously reported)	11,112,466	$4.15	6.44
Conversion of awards due to recapitalization	33,578,834	(3.12)

Balance at December 31, 2018, effect of reverse acquisition	44,691,300	1.03	6.44
Granted	11,955,658	2.38
Cancelled and forfeited	(571,664)	1.43
Exercised	(618,404)	0.64

Balance at December 31, 2019	55,456,890	$1.32	6.32
Granted	3,866,992	5.08
Cancelled and forfeited	(3,361,530)	0.85
Exercised	(646,016)	0.93

Balance at December 31, 2020	55,316,336	$1.62	5.77	$4,582,001

Vested and exercisable —December 31, 2020	41,944,514	$1.17	4.88	$3,493,198

There were 646,016 options exercised during the year ended December 31, 2020 at the aggregate intrinsic value of $3.5 million.

Options with a fair value of $9.1 million and $6.8 million vested in 2020 and 2019, respectively.

Additional information regarding options outstanding at December 31, 2020, is as follows:

Range of Exercise Price per Share	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$0.11 - $0.64	10,380,188	$0.40	1.56
$1.05 - $1.35	28,295,781	1.25	5.57
$2.38	13,953,743	2.38	8.56
$6.23	2,686,624	6.23	9.68

	55,316,336	$1.62	5.77

Stock-based compensation expense is based on the grant-date fair value. The Company recognizes compensation expense for all stock-based awards on a straight-line basis over the requisite service period of the awards, which is generally the option vesting term of four years.

As of December 31, 2020, the Company had stock-based compensation of $22.0 million related to unvested stock options not yet recognized that are expected to be recognized over an estimated weighted average period of 3.1 years.

The following weighted average assumptions were used as inputs to the Black-Scholes OPM in determining the estimated grant-date fair value of the Company’s stock options to employees:

	Year Ended December 31,
	2020	2019
Volatility	70.00%	70.00%
Risk-free interest rate	0.39%	1.92%
Expected term (in years)	6.08	6.02
Expected dividend	—	—
Weighted average fair value at grant date	$2.67	$1.50

Restricted Stock Units

Restricted stock unit activity under the Plans are as follows:

	Number of Restricted Stock Units	Weighted Average grant date fair value
Balance at December 31, 2019	—	$—
Granted	13,913,076	8.94

Balance at December 31, 2020	13,913,076	$8.94

Vested—December 31, 2020	—

As of December 31, 2020, unrecognized compensation costs related to Restricted Stock Units granted were $116.8 million and are expected to be recognized over a weighted average period of 3.5 years.

Total stock-based compensation expense recognized in the accompanying Consolidated Statements of Operations and Comprehensive Loss for all equity awards is as follows (amounts in thousands):

	Year Ended December 31,
	2020	2019
Research and development	$9,889	$4,115
General and administrative	7,135	2,696

Total stock-based compensation expense	$17,024	$6,811

12. Earnings (Loss) Per Share

Basic and diluted earnings per share are the same for each class of common stock because they are entitled to the same liquidation and dividend rights. The following table sets forth the computation of basic and diluted loss per Class A Common Stock and Class B Common Stock (amounts in thousands, except share and per share amounts):

	Year Ended December 31,
	2020	2019
	(Restated)
Numerator:
Net loss attributable to common stockholders	$(1,681,777)	$(51,283)
Denominator:
Weighted average Class A and Class B common shares outstanding—Basic and Diluted	252,143,509	239,636,062

Net loss per share attributable to Class A and Class B Common stockholders—Basic and Diluted	$(6.67)	$(0.21)

Basic and diluted earnings per share was the same for each period presented as the inclusion of all potential Class A Common Stock and Class B Common Stock outstanding would have been anti-dilutive.

The following table presents the potential common stock outstanding that was excluded from the computation of diluted net loss per share of common stock as of the periods presented because including them would have been antidilutive:

	Year Ended December 31,
	2020	2019
Warrants	18,149,989	1,022,740
Options outstanding	55,316,336	55,456,890
Restricted stock units	13,913,076	—
VGA contingent purchase commitment (1)	15,221,334	—

Total	102,600,735	56,479,630

(1)

This refers to VGA’s commitment to purchase 15,221,334 shares of Class A Common Stock for $100.0 million subject to certain conditions including the achievement of a specified technical milestone by March 31, 2021. See Note 11 for more information.

13. Joint Venture and Redeemable Non-Controlling Interest

As described in Note 2, on September 11, 2018, the Company entered into a JVA with VWGoA and VGA and formed the JV entity. The Company determined the entity was a variable interest entity with a related party, and the Company’s operations were more closely associated with the JV entity. As such, the Company consolidates the JV entity for financial reporting purposes, and a non-controlling interest is recorded for VGA’s interest in the net assets and operations of QSV operations to the extent of the VGA investment. The Company’s Consolidated Balance Sheet includes $3.4 million cash and cash equivalents and less than $0.1 million of prepaid expenses of the JV entity at December 31, 2020 ($3.4 million and less than $0.1 million, respectively at December 31, 2019). Although the Company has consolidated the net assets of the JV entity, it has no right to the use of those assets for its standalone operations.

The following table sets forth the change in redeemable non-controlling interest for years ended December 31, 2020 and 2019 (amounts in thousands):

Redeemable Non-Controlling Interest
Balance at December 31, 2018	$1,690
Net income attributable to redeemable non-controlling interest in consolidated JV	20

Balance at December 31, 2019	$1,710
Net loss attributable to redeemable non-controlling interest in consolidated JV	(6)

Balance at December 31, 2020	$1,704

On May 14, 2020, the Company amended the JVA and other related agreements regarding the JV entity in connection with VGA’s investment of $200.0 million in the Company’s Series F convertible preferred stock as described in Note 11. The Company determined the amendments represented a reconsideration event and determined that the JV entity is still a variable interest entity. As the significance and nature of the business of the JV entity continues to be more aligned with the core business of the Company and the Company continues to absorb a majority of the variability associated with the JV entity’s anticipated economic performance, the Company continues to be the related party most closely associated with the JV entity.

In September 2020, the Company entered into an agreement with VWGoA under which the Company agreed to reserve $134.0 million from the aggregate proceeds of the Series F Preferred Stock Financings and the Business Combination to fund its expected equity contributions to the JV entity, which amounts are included in Marketable securities in the accompanying Consolidated Balance Sheet as of December 31, 2020.

14. Income Taxes

The Company has no provision for income taxes for the years ended December 31, 2020 and 2019. The Company has no current tax expense from losses and no deferred expense from the valuation allowance.

A reconciliation from U.S. statutory rate of 21% to the effective rate is as follows:

	Year Ended December 31,
	2020	2019
	(Restated)
Federal Statutory rate	21.0%	21.0%
State tax expense	0.0%	7.0%
Permanent tax items	(0.2%)	(2.2%)
R&D tax credit	0.2%	4.5%
Other	(0.1%)	0.0%
Change to valuation allowance	(1.1%)	(30.4%)
Change in fair value of assumed common stock warrant liabilities	(7.3%)	0.0%
Change in fair value of Series F tranche liabilities	(12.5%)	0.0%

Effective tax rate	0.0%	0.0%

Significant components of the Company’s net deferred tax assets as of December 31, 2020 and 2019, are as follows (amounts in thousands):

	Year Ended December 31,
	2020	2019
Deferred tax assets:
Net operating losses	$88,392	$71,374
Tax credits	16,314	10,219
Accruals and stock-based compensation	3,313	4,671
Lease liability	2,621	3,796
Intangibles	1,413	90

Gross deferred tax assets	112,053	90,150
Valuation allowance	(105,781)	(85,677)

Total deferred tax assets	$6,272	$4,473

Deferred tax liabilities:
Right of use assets	$(2,463)	(3,627)
Fixed assets	(3,809)	(846)

Total deferred tax liabilities	(6,272)	(4,473)

Total net deferred tax assets	$—	$—

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company’s historical operating performance, cumulative net losses, and projected future losses, the Company has provided a full valuation allowance against its deferred tax assets. The Company’s valuation allowance increased by $20.1 million and $14.3 million for the years ended December 31, 2020 and 2019, respectively. A reconciliation of the beginning and ending balances of the valuation allowance is as follows (amounts in thousands):

	Year Ended December 31,
	2020	2019
Beginning of the year	$(85,677)	$(71,340)
Increase	(20,104)	(14,337)

End of the year	$(105,781)	$(85,677)

At December 31, 2020, the Company had federal and state net operating loss carryforwards of approximately $340.7 million and $231.2 million, respectively. The federal net operating loss carryforwards of $170.3 million generated prior to 2018 will expire at various dates beginning in 2030, if not utilized. We have federal net operating loss carryforwards of $170.4 million, which can be carried forward indefinitely. The state net operating loss carryforwards of $231.2 million will expire at various dates beginning in 2030, if not utilized.

Section 382 and Section 383 of the Internal Revenue Code and similar provisions under state law has limitations on federal and state net operating loss carryforwards and research and development credit carryforwards. The Tax Reform Act contains provisions that limit the federal net operating loss carryforwards that may be used in any given year in the event of special occurrences, including significant ownership changes. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of the Company’s stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Company performed the analysis and determined that it has experienced an ownership change in December 2010 and in August 2012 as a result of the preferred stock financing rounds. The federal and state net operating loss carryforwards and research and development credit carryforwards are not subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code and similar provisions under state law.

On September 9, 2019, the Treasury Department and the IRS issued proposed regulations under Section 382 of the Internal Revenue Code which, if finalized, will severely limit the ability of corporations to avail themselves of NOLs following an ownership change. Specifically, the regulations would eliminate a safe harbor established in Notice 2003-65 that allows corporations to increase their Section 382 limitation by the gain inherent in their assets, even if those assets were not actually sold. The Company performed the analysis and determined that it has experienced an ownership change in December 2010 and in August 2012 as a result of the preferred stock financing rounds.

As of December 31, 2020, the Company also has Federal and California research and development credits of $13.4 million and $11.3 million, respectively. The federal tax credit carryforwards will expire beginning in 2031, if not utilized. The state tax credit carryforwards do not expire.

The Company records unrecognized tax benefits in accordance with ASC 740-10, Income Taxes. ASC 740-10 which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company’s income tax return and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company had total unrecognized tax benefits of $6.6 million and $7.1 million as of December 31, 2020 and 2019, respectively.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows (amounts in thousands):

	Year Ended December 31,
	2020	2019
Beginning of the year	$7,076	$5,372
Increase—current year positions	1,553	1,704
Increase—prior year positions	193	—
Decrease—prior year positions	(2,247)	—

End of the year	$6,575	$7,076

Due to the Company’s full valuation allowance, the unrecognized tax benefits would not materially impact the Company’s effective tax rate when recognized. The Company does not anticipate the total amounts of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

The Company’s policy is to classify interest and penalties associated with uncertain tax positions, if any, as a component of its income tax provision. For the years ended December 31, 2020 and 2019, the Company had no interest or penalties related to unrecognized tax benefits.

The federal and state income tax returns are open under the statute of limitations subject to tax examinations for the tax years ended December 31, 2017 through December 31, 2019 and December 31, 2016 through December 31, 2019, respectively. To the extent the Company has tax attribute carryforwards, the tax year in which the attribute was generated may still be adjusted upon examination by the IRS or state tax authorities to the extent utilized in a future period.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) signed in to law on March 27, 2020, provided that net operating losses (“NOLs”) generated in a taxable year beginning in 2018, 2019, or 2020, may now be carried back five years and forward indefinitely. In addition, the 80% taxable income limitation is temporarily removed, allowing NOLs to fully offset net taxable income. The CARES Act did not materially impact the Company’s tax position.

Section 2301 of the CARES Act provides Employee Retention Credit, a fully refundable tax credit for employers equal to 50 percent of qualified wages that Eligible Employers pay their employees. In 2020, the Company claimed $0.9 million of employee retention credit that reduces the payroll tax expense.

15. Related Party Agreements

Joint Venture Agreement

In September 11, 2018, the Company entered into a JVA with VWGoA and VGA as described in Note 2. In connection with this agreement, the parties also have entered into two operating agreements: (i) the Limited Liability Company Agreement of the JV entity to govern the respective rights and obligations as Members of the JV entity and (ii) the Common IP License Agreement for the Company to license certain intellectual property rights pertaining to automotive battery cells as defined in the JVA to VWGoA, VGA and the JV Entity.

QuantumScape Corporation

Unaudited Condensed Consolidated Balance Sheets

(In Thousands, Except Share and per Share Amounts)

	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents ($3,381 and $3,406 as of March 31, 2021 and December 31, 2020, respectively, for joint venture)	$762,341	$113,216
Marketable securities	771,101	884,336
Prepaid expenses and other current assets	8,502	11,616

Total current assets	1,541,944	1,009,168
Property and equipment, net	59,533	43,696
Right-of-use lease asset	12,031	11,712
Other assets	2,829	2,193

Total assets	$1,616,337	$1,066,769

Liabilities, redeemable non-controlling interest and stockholders’ equity
Current liabilities
Accounts payable	$9,871	$5,383
Accrued liabilities	4,160	2,701
Accrued compensation	5,355	2,391
Operating lease liability, short-term	1,465	1,220
Strategic premium, short-term	503	655

Total current liabilities	21,354	12,350
Operating lease liability, long-term	11,344	11,244
Assumed common stock warrant liabilities	288,039	689,699

Total liabilities	320,737	713,293
Commitments and contingencies (see Note 8)
Redeemable non-controlling interest	1,694	1,704
Stockholders’ equity
Preferred stock—$0.0001 par value; 100,000,000 shares authorized, none issued and outstanding as of March 31, 2021 and December 31, 2020	—	—
Common stock—$0.0001 par value; 1,250,000,000 shares authorized (1,000,000,000 Class A and 250,000,000 Class B); 233,610,488 Class A and 156,161,849 Class B shares issued and outstanding as of March 31, 2021, 207,769,091 Class A and 156,224,614 Class B shares issued and outstanding as of December 31, 2020	39	36
Additional paid-in-capital	3,346,442	2,329,406
Accumulated other comprehensive (loss) income	143	(31)
Accumulated deficit	(2,052,718)	(1,977,639)

Total stockholders’ equity	1,293,906	351,772

Total liabilities, redeemable non-controlling interest and stockholders’ equity	$1,616,337	$1,066,769

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QuantumScape Corporation

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In Thousands, Except Share and per Share Amounts)

	Three Months Ended March 31,
	2021	2020
Operating expenses:
Research and development	$29,465	$13,347
General and administrative	15,210	2,569

Total operating expenses	44,675	15,916

Loss from operations	(44,675)	(15,916)
Other (loss) income:
Interest income	247	538
Change in fair value of assumed common stock warrant liabilities	(30,764)	—
Other income	103	—

Total other (loss) income	(30,414)	538

Net loss	(75,089)	(15,378)
Less: Net loss attributable to non-controlling interest, net of tax of $0 for the three months ended March 31, 2021 and 2020	(10)	(4)

Net loss attributable to common stockholders	$(75,079)	$(15,374)

Net loss	$(75,089)	$(15,378)
Other comprehensive (loss) income:
Unrealized gain on marketable securities	174	315

Total comprehensive loss	(74,915)	(15,063)
Less: Comprehensive loss attributable to non-controlling interest	(10)	(4)

Comprehensive loss attributable to common stockholders	$(74,905)	$(15,059)

Basic and Diluted net loss per share	$(0.20)	$(0.06)
Basic and Diluted weighted-average common shares outstanding	368,783,516	239,792,967

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QuantumScape Corporation

Unaudited Condensed Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders’ Equity

(In Thousands, Except Share and per Share Amounts)

	Redeemable Non- Controlling Interest	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
		Shares	Amount
Balance as of December 31, 2020	$1,704	363,993,705	$36	$2,329,406	$(1,977,639)	$(31)	$351,772
Exercise of stock option	—	2,884,549	1	879	—	—	880
Shares issued upon vesting of restricted stock units	—	1,444,319	—	—	—	—	—
Exercise of warrants	—	9,489,764	1	541,556	—	—	541,557
Issuance of common stock, net of issuance costs of $15.5 million	—	11,960,000	1	462,925			462,926
Stock-based compensation	—	—	—	11,676	—	—	11,676
Net loss	(10)	—	—	—	(75,079)	—	(75,079)
Unrealized gain on marketable securities	—	—	—	—	—	174	174

Balance as of March 31, 2021	$1,694	389,772,337	$39	$3,346,442	$(2,052,718)	$143	$1,293,906

	Redeemable Non- Controlling Interest	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
		Shares	Amount
Balance as of December 31, 2019	$1,710	239,777,057	$24	$444,440	$(295,862)	$90	$148,692
Exercise of stock option	—	20,109	—	13	—	—	13
Stock-based compensation	—	—	—	2,197	—	—	2,197
Net loss	(4)	—	—	—	(15,374)	—	(15,374)
Unrealized gain on marketable securities	—	—	—	—	—	315	315

Balance as of March 31, 2020	$1,706	239,797,166	$24	$446,650	$(311,236)	$405	$135,843

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QuantumScape Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(In Thousands)

	Three Months Ended March 31,
	2021	2020
Operating activities
Net loss	$(75,089)	$(15,378)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,201	1,442
Amortization of right-of-use assets	371	300
Amortization of premiums and accretion of discounts on marketable securities	2,410	(53)
Amortization of strategic premium	(151)	(164)
Gain on property and equipment disposals	(104)	—
Stock-based compensation expense	11,676	2,197
Change in fair value of assumed common stock warrant liabilities	30,764	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	2,479	(165)
Accounts payable, accrued liabilities and accrued compensation	4,252	600
Operating lease liability	(345)	(260)

Net cash used in operating activities	(21,536)	(11,481)
Investing activities
Purchases of property and equipment	(13,269)	(4,934)
Proceeds from disposal of property and equipment	108	—
Proceeds from maturities of marketable securities	111,000	32,000

Net cash provided by investing activities	97,839	27,066
Financing activities
Proceeds from exercise of stock options	880	13
Proceeds from exercise of warrants	109,133	—
Payment of Business Combination share issuance costs	(1,016)	—
Proceeds from issuance of common stock, net of issuance costs paid	463,825	—

Net cash provided by financing activities	572,822	13

Net increase in cash, cash equivalents and restricted cash	649,125	15,598
Cash, cash equivalents and restricted cash at beginning of period	115,409	25,596

Cash, cash equivalents and restricted cash at end of period	$764,534	$41,194

Supplemental disclosure of cash flow information
Purchases of property and equipment, accrued but not paid	$8,944	$1,423
Common stock issuance costs, accrued but not paid	$899	$—
Fair value of assumed common stock warrants exercised	$432,424	$—

The following presents the Company’s cash, cash equivalents and restricted cash by category in the Company’s Unaudited Condensed Consolidated Balance Sheets:

	March 31,
	2021	2020
Cash and cash equivalents	$762,341	$39,001
Other assets	2,193	2,193

Total cash, cash equivalents and restricted cash	$764,534	$41,194

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QuantumScape Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2021

Note 1. Organization

On November 25, 2020 (the “Closing Date”), Kensington Capital Acquisition Corp. (“Kensington”), a special purpose acquisition company, consummated the Business Combination Agreement (the “Business Combination Agreement”) dated September 2, 2020, by and among Kensington, Kensington Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Kensington (“Merger Sub”), and QuantumScape Battery, Inc., a Delaware corporation (f/k/a QuantumScape Corporation and f/k/a QuantumScape Subsidiary, Inc.) (“Legacy QuantumScape”).

Pursuant to the terms of the Business Combination Agreement, a business combination between Kensington and Legacy QuantumScape was effected through the merger of Merger Sub with and into Legacy QuantumScape, with Legacy QuantumScape surviving as the surviving company and as a wholly-owned subsidiary of Kensington (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). On the Closing Date, Kensington changed its name to QuantumScape Corporation, (the “Company”).

The Company is focused on the development and commercialization of its solid-state lithium-metal batteries. Planned principal operations have not yet commenced. As of March 31, 2021, the Company has not derived revenue from its principal business activities.

Beginning in March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact the Company’s business. The magnitude of the impact of the COVID-19 pandemic on the Company’s productivity, results of operations and financial position, and its disruption to the Company’s business and battery development and timeline, will depend in part, on the length and severity of these restrictions and on the Company’s ability to conduct business in the ordinary course.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

Pursuant to the Business Combination Agreement, the merger between Merger Sub and Legacy QuantumScape was accounted for as a reverse recapitalization in accordance with U.S. GAAP (the “Reverse Recapitalization”). Under this method of accounting, Kensington was treated as the “acquired” company and Legacy QuantumScape is treated as the acquirer for financial reporting purposes.

Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Legacy QuantumScape issuing stock for the net assets of Kensington, accompanied by a recapitalization. The net assets of Kensington are stated at historical cost, with no goodwill or other intangible assets recorded.

Legacy QuantumScape was determined to be the accounting acquirer based on the following predominant factors:

•	Legacy QuantumScape’s shareholders have the largest portion of voting rights in the Company;

•	the Company’s Board of Directors (the “Board”) and management are primarily composed of individuals associated with Legacy QuantumScape; and

•	Legacy QuantumScape was the larger entity based on historical operating activity and Legacy QuantumScape has the larger employee base at the time of the Business Combination.

The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Legacy QuantumScape. The shares and corresponding capital amounts and losses per share, prior to the Business Combination, have been retroactively restated based on shares reflecting the Exchange Ratio (as defined below) established in the Business Combination.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements as well as reported amounts of expenses during the reporting periods. Estimates made by the Company include, but are not limited to, those related to the valuation of common stock prior to the Business Combination, valuation of convertible preferred stock warrants, and valuation of convertible preferred stock tranche liabilities, among others. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Unaudited Interim Condensed Consolidated Financial Statements

The accompanying interim condensed consolidated balance sheet as of March 31, 2021, the interim condensed consolidated statements of redeemable non-controlling interest and stockholders’ equity, the interim condensed consolidated statements of operations and comprehensive loss, and the interim condensed consolidated statements of cash flows for the three months ended March 31, 2021 and 2020, are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in management’s opinion, include all adjustments consisting of only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of March 31, 2021 and its results of operations and cash flows for the three months ended March 31, 2021 and 2020. The financial data and the other financial information disclosed in the notes to these condensed consolidated financial statements related to the three-month periods are also unaudited. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the related notes included in the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 included in the Company’s Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2020 filed on May 7, 2021 (the “Annual Report”).

Principles of Consolidation

The Company’s policy is to consolidate all entities that it controls by ownership of a majority of the outstanding voting stock. In addition, the Company consolidates entities that meet the definition of a variable interest entity (“VIE”) for which the Company is the related party most closely associated with and is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. For consolidated entities that are less than wholly owned, the third party’s holding of an equity interest is presented as redeemable non-controlling interests in the Company’s Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders’ Equity. The portion of net earnings attributable to the redeemable non-controlling interests is presented as net income (loss) attributable to non-controlling interests in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss.

The Company was a single-legal entity prior to becoming a partner with Volkswagen in QSV Operations LLC (“QSV”). As noted in the section titled “Joint Venture and Redeemable Non-Controlling Interest” below, the Company determined QSV was a VIE for which it was required to consolidate the operations upon its formation in 2018. The Company continued to consolidate the operations of QSV in 2021 as the determination of the VIE has not changed.

Joint Venture and Redeemable Non-Controlling Interest

On June 18, 2018, QSV was incorporated as a limited liability company. Volkswagen Group of America, Inc. (“VWGoA”), Volkswagen Group of America Investments, LLC (“VGA”) and QuantumScape executed a Joint Venture Agreement (“JVA”), effective September 2018, with the goal of jointly establishing a manufacturing facility in the United States to produce the pilot line of the Company’s product through QSV. In connection with this agreement, the parties also have entered into two operating agreements: (i) the Limited Liability Company Agreement of QSV to govern the respective rights and obligations as Members of QSV and (ii) the Common IP License Agreement for the Company to license certain intellectual property rights pertaining to automotive battery cells as defined in the JVA to VWGoA, VGA and QSV.

Volkswagen is a related party stockholder (13.7% and 13.2% voting interest holder of the Company as of March 31, 2021 and December 31, 2020, respectively). Upon the effectiveness of the JVA, each party contributed $1.7 million in cash to capitalize QSV in exchange for 50% equity interests.

The joint venture is considered a VIE with a related party and therefore the related party whose business is more closely related to the planned operations of the joint venture is required to consolidate the operations.

The Company determined its operations were most closely aligned with the operations of the joint venture and therefore has consolidated the results of QSV’s operations in its Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Operations and Comprehensive Loss and Condensed Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders’ Equity. QSV had minimal operations through March 31, 2021.

The Company classifies non-controlling interests with redemptions features that are not solely within the control of the Company within temporary equity on the Company’s Condensed Consolidated Balance Sheet in accordance with ASC 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities (“ASC 480-10-S99-3A”). The non-controlling interest was recorded outside of stockholders’ equity because the non-controlling interest provides the holder with put rights in the event of, amongst others, (i) the failure by the Company to meet specified development milestones within certain timeframes, (ii) the parties to the JVA cannot agree to certain commercial terms within certain timeframes, or (iii) a change of control of the Company, which such events are considered not solely within the Company’s control. The Company adjusts redeemable non-controlling interests for the portion of net earnings attributable to the redeemable non-controlling interests.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and marketable securities. As of March 31, 2021 and December 31, 2020, approximately

$755.8 million and $12.2 million of our total cash and cash equivalents and marketable securities, are held in a U.S. government money market fund, and $771.1 million and $977.3 million are invested in U.S. government and agency securities, respectively. The Company seeks to mitigate its credit risk with respect to cash and cash equivalents and marketable securities by making deposits with large, reputable financial institutions and investing in high credit rated shorter-term instruments.

Cash and Cash Equivalents and Restricted Cash

Management considers all highly liquid investments with an insignificant interest rate risk and original maturities of three months or less to be cash equivalents.

Restricted cash, if the date of availability or disbursement is longer than one year and the balances are maintained under an agreement that legally restricts the use of such funds, is not included within cash and cash equivalents and is reported within other assets.

Restricted cash is comprised of $2.2 million, of which $2.0 million is pledged as a form of security for the Company’s lease agreement for its headquarters facility and $0.2 million as collateral for a commercial letter of credit issued to an equipment supplier as of March 31, 2021. As of December 31, 2020, restricted cash was $2.2 million.

Marketable Securities

The Company’s investment policy is consistent with the definition of available-for-sale securities. The Company does not buy and hold securities principally for the purpose of selling them in the near future. The Company’s policy is focused on the preservation of capital, liquidity, and return. From time to time, the Company may sell certain securities, but the objectives are generally not to generate profits on short-term differences in price.

These debt securities are carried at estimated fair value with unrealized holding gains and losses included in other comprehensive loss in stockholders’ equity until realized. Gains and losses on marketable security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned.

Fair Value Measurement

The Company applies fair value accounting for all financial assets and liabilities measured on a recurring and nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The accounting guidance established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, used to determine the fair value of its financial instruments. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

•	Level 1 – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. The estimated useful lives of assets are as follows:

Computers and hardware	3 years
Furniture and fixtures	7 years
Lab equipment	5 years
Leasehold improvements	Shorter of the lease term (including estimated renewals) or the estimated useful lives of the improvements

Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the accompanying statements of operations and comprehensive loss in the period realized.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets when indicators of impairment exist. The carrying value of a long-lived asset is considered impaired when the estimated separately identifiable, undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the estimated cash flows discounted at a rate commensurate with the risk involved. There were no material impairment charges in any of the periods presented.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Condensed Consolidated Balance Sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right-of-use asset results in front-loaded expense over the lease term. Variable lease expenses, including common maintenance fees, insurance and property tax, are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components for all classes of assets. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term.

Convertible Preferred Stock

Prior to the Business Combination, the Company recorded shares of convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The Company applied the guidance in ASC 480-10-S99-3A and therefore classified all of its outstanding convertible preferred stock as temporary equity. The convertible preferred stock was recorded outside of stockholders’ deficit because, in the event of certain deemed liquidation events considered not solely within the Company’s control, such as a merger, acquisition and sale of all or substantially all of the Company’s assets, the convertible preferred stock would become redeemable at the option of the holders. In the event of a change of control of the Company, proceeds received from the sale of such shares would be distributed in accordance with the liquidation preferences set forth in the Company’s Amended and Restated Certificate of Incorporation.

All convertible preferred stock previously classified as temporary equity was retroactively adjusted, converted into Class A and Class B Common Stock, and reclassified to permanent as a result of the Business Combination. Convertible preferred stock converted into shares of Legacy QuantumScape Class A and Class B Common Stock and were immediately exchanged for Class A and Class B Common Stock of the Company, as described in Note 4.

In March 2016 and March 2017, Legacy QuantumScape issued shares of Legacy QuantumScape Series D convertible preferred stock to two new strategic investors and to an existing strategic investor for net proceeds of $59.7 million.

Legacy QuantumScape determined that the Legacy QuantumScape Series D convertible preferred stock share purchase agreements with these investors contained strategic terms as all of these investors had strategic interests in the Company’s technology and negotiated specific strategic terms expected to benefit these new investors, over and above the value that would be expected to be realized from the equity investment itself. Thus, the sale of the Legacy QuantumScape Series D convertible preferred stock to these investors reflected a higher price (“strategic premium”) than what a market participant who did not receive these strategic benefits would be willing to pay. Legacy QuantumScape allocated the net proceeds from these investors between the Legacy QuantumScape Series D convertible preferred stock and the strategic premium resulting in a strategic premium of $7.9 million which it recorded as a deferred liability on the balance sheet.

The strategic premium is considered akin to payment for research and development efforts. Legacy QuantumScape’s accounting policy is to record research and development effort payments as contra research and development and recorded the benefits (amortization of the strategic premium) over the estimated period of the development agreements with the investors which is re-assessed annually.

For the three months ended March 31, 2021 and 2020, the Company recorded amortization of $0.2 million and $0.2 million, respectively.

Free-Standing Convertible Preferred Stock Warrants Liability

Free-standing warrants issued by Legacy QuantumScape for the purchase of shares of its convertible preferred stock were classified as liabilities on the accompanying balance sheets at fair value using an Option-Pricing Model (“OPM”). Prior to the Business Combination, the liability recorded was adjusted for changes in the fair value at each reporting date and recorded as interest expense in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Loss. As a result of the Business Combination, the Legacy QuantumScape warrants each converted into a warrant to purchase shares of the Company’s Class A Common Stock converted at the Exchange Ratio (as described below). The Company determined the warrants to be equity classified and the fair value of the warrants upon consummation of the Business Combination, as adjusted based on the price of the underlying Class A Common Stock, was reclassified to additional paid-in capital.

Assumed Common Stock Warrants Liability

The Company assumed 11,499,989 public warrants (the “Public Warrants”) and 6,650,000 private placement warrants (the “Private Placement Warrants”, and the Public Warrants together with the Private Placement Warrants, the “Assumed Common Stock Warrants”) upon the Business Combination, all of which were issued in connection with Kensington’s initial public offering (other than 75,000 Private Placement Warrants of which that were issued in connection with the closing of the Business Combination, which are referred to as the Working Capital Warrants) and entitle each holder to purchase one share of Class A Common Stock at an exercise price of at $11.50 per share. As of March 31, 2021, 2,010,225 Public Warrants and 6,650,000 Private Placement Warrants are outstanding. The Public Warrants are publicly traded and are exercisable for cash unless certain conditions occur, such as the failure to have an effective registration statement related to the shares issuable upon exercise or redemption by the Company under certain conditions, at which time the warrants may be cashless exercised. The Private Placement Warrants are transferable, assignable or salable in certain limited exceptions. The Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will cease to be Private Placement Warrants, and become Public Warrants and be redeemable by the Company and exercisable by such holders on the same basis as the other Public Warrants.

The Company evaluated the Assumed Common Stock Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“ASC 815-40”), and concluded they do not meet the criteria to be classified in stockholders’ equity. Specifically, the exercise of the Assumed Common Stock Warrants may be settled in cash upon the occurrence of a tender offer or exchange that involves 50% or more of our Class A stockholders. Because not all of the voting stockholders need to participate in such tender offer or exchange to trigger the potential cash settlement and the Company does not control the occurrence of such an event, the Company concluded that the Assumed Common Stock Warrants do not meet the conditions to be classified in equity. Since the Assumed Common Stock Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the Condensed Consolidated Balance Sheets at fair value, with subsequent changes in their respective fair values recognized in the change in fair value of Assumed Common Stock Warrant liabilities within the Consolidated Statement of Operations and Comprehensive Loss at each reporting date. The Public Warrants were publicly traded and thus had an observable market price to estimate fair value, and the Private Placement Warrants were effectively valued similar to the Public Warrants, as described in Note 5.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Research and Development Cost

Costs related to research and development are expensed as incurred.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards made to employees, directors, and non-employees, including stock options, restricted share units and restricted shares, based on estimated fair values recognized over the requisite service period.

The fair value of options granted is estimated on the grant date using the Black-Scholes option valuation model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock, and an assumed risk-free interest rate. The Company accounts for forfeitures when they occur. The Company uses the simplified calculation of the expected life, which takes into consideration the grant’s contractual life and vesting period and assumes that all options will be exercised between the vesting date and the contractual term of the option. No awards have been issued with a market condition or other non-standard terms.

Given the lack of public market for the Company’s common stock prior to the Business Combination and the Company’s minimal history as a public company subsequent to the Business Combination, the estimate for volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. Since these comparable companies operate in the same industry segment, the Company expects that it would share similar characteristics, such as risks profiles, volatility, capital intensity, clientele, and market growth patterns and drivers.

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

The Company estimates the fair value of restricted stock units based on the closing price of the Company’s common stock on the date of grant.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards, measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

The Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The Company has no provision for income taxes for the three months ended March 31, 2021 and 2020. The Company has no current tax expense from losses and no deferred expense from the valuation allowance. The Company’s effective tax rate differs from the U.S. statutory rate primarily due a valuation allowance against its net deferred tax assets as it more likely than not that some or all of the deferred tax assets will not be realized.

Comprehensive Income or Loss

The Company’s comprehensive income or loss consists of net income or loss and other comprehensive loss. Unrealized gains or losses on available-for-sale investments are included in the Company’s other comprehensive income or loss.

Net Loss per Share of Common Stock

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share adjusts basic earnings per share for the potentially dilutive impact of stock options and warrants. As the Company has reported losses for all periods presented, all potentially dilutive securities including stock options and warrants, are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

Note 3. Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance in the three months ended March 31, 2021. The adoption of this guidance did not have a material impact on its consolidated financial statements and related disclosures for the three months ended March 31, 2021.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2021 and adoption must be as of the beginning of the Company’s annual fiscal year. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

Note 4. Business Combination

As described in Note 1, on November 25, 2020, the Company consummated the Business Combination Agreement dated September 2, 2020, with Legacy QuantumScape surviving the merger as a wholly owned subsidiary of the Company.

At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each share of Legacy QuantumScape Class A Common Stock, par value $0.0001 per share, and each share of the Legacy QuantumScape Preferred Stock that was convertible into a share of Legacy QuantumScape Class A Common Stock, was canceled and converted into the right to receive the number of shares of the Company’s Class A Common Stock, $0.0001 par value per share equal to 4.02175014920 (the “Exchange Ratio”), and each share of Legacy QuantumScape Class B Common Stock, par value $0.0001 per share, and each share of the Legacy QuantumScape Preferred Stock that was convertible into a share of Legacy QuantumScape Class B Common Stock was canceled and converted into the right to receive the number of shares of the Company’s Class B Common Stock, $0.0001 par value per share equal to the Exchange Ratio.

Upon the closing of the Business Combination (the “Closing”), the Company’s certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of all classes of capital stock to 1,350,000,000 shares, $0.0001 par value per share, of which, 1,000,000,000 shares are designated as Class A Common Stock, 250,000,000 shares are designated as Class B Common Stock, and 100,000,000 shares are designated as Preferred Stock. The holder of each share of Class A Common Stock is entitled to one vote, and the holder of each share of Class B Common Stock is entitled to ten votes.

In connection with the Business Combination, a number of subscribers (each, a “Subscriber”) purchased from the Company an aggregate of 50,000,000 shares of Class A Common Stock (the “PIPE”), for a purchase price of $10.00 per share and an aggregate purchase price of $500.0 million (the “PIPE Shares”), pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into effective as of September 2, 2020.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Kensington was treated as the “acquired” company and Legacy QuantumScape is treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy QuantumScape issuing stock for the net assets of Kensington, accompanied by a recapitalization. The net assets of Kensington were stated at historical cost, with no goodwill or other intangible assets recorded.

Note 5. Fair Value Measurement

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows (amounts in thousands):

	Fair Value Measured as of March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets included in:
Money market fund (1)	$755,825	$—	$—	$755,825
Marketable securities (2)	—	771,101	—	771,101

Total fair value	$755,825	$771,101	$—	$1,526,926

Liabilities included in:
Assumed common stock warrants (Public)	$66,860	$—	$—	$66,860
Assumed common stock warrants (Private Placement)	—	221,179	—	221,179

Total fair value	$66,860	$221,179	$—	$288,039

	Fair Value Measured as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets included in:
Money market fund (1)	$12,235	$—	$—	$12,235
Marketable securities (2)	—	977,326	—	977,326

Total fair value	$12,235	$977,326	$—	$989,561

Liabilities included in:
Assumed common stock warrants (Public)	$436,999	$—	$—	$436,999
Assumed common stock warrants (Private Placement)	—	252,700	—	252,700

Total fair value	$436,999	$252,700	$—	$689,699

(1)	Money market funds are included in cash and cash equivalents on the Condensed Consolidated Balance Sheet.
(2)

As of December 31, 2020, marketable securities with original maturities of three months or less of $105.2 million, are included in cash and cash equivalents on the Condensed Consolidated Balance Sheet. As of March 31, 2021, there were no marketable securities with original maturities of three months or less included in cash and cash equivalents on the Condensed Consolidated Balance Sheet.

The Company performs routine procedures such as comparing prices obtained from independent sources to ensure that appropriate fair values are recorded. Because the transfer of Private Placement Warrants to anyone outside of certain permitted transferees of Kensington Capital Sponsor LLC (the “Sponsor”). would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is consistent with that of a Public Warrant. Accordingly, the Private Placement Warrants are classified as Level 2 financial instruments.

As of March 31, 2021 and December 31, 2020, the carrying values of cash and cash equivalents, accounts payable and accrued liabilities approximate their respective fair values due to their short-term nature.

Marketable Securities

The following table summarizes, by major security type, the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. Amortized cost net of unrealized gain (loss) is equal to fair value as of March 31, 2021 and December 31, 2020. The fair value as of March 31, 2021 and December 31, 2020, are as follows (amounts in thousands):

	March 31, 2021
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Level 1 securities
Money market fund	$755,825	$—	$—	$755,825
Level 2 securities
US government securities	770,958	143	—	771,101

Total	$1,526,783	$143	$—	$1,526,926

	December 31, 2020
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Level 1 securities
Money market fund	$12,235	$—	$—	$12,235
Level 2 securities
US government securities	977,357	24	(55)	977,326

Total	$989,592	$24	$(55)	$989,561

Any realized gains and losses and interest income are included in interest income.

The Company regularly reviews its available-for-sale marketable securities in an unrealized loss position and evaluates the current expected credit loss by considering factors such as historical experience, market data, issuer-specific factors, and current economic conditions. As of March 31, 2021, no marketable securities were in an unrealized loss position. The aggregate fair value of the 12 marketable securities in unrealized loss position was $419.2 million as of December 31, 2020 and none of the marketable securities in an unrealized loss position have been in the continuous unrealized loss for more than twelve months. The unrealized losses were attributable to changes in interest rates that impacted the value of the investments, and not increased credit risk. Accordingly, the Company did not record an allowance for credit losses associated with these investments.

The estimated amortized cost and fair value of available-for-sale securities by contractual maturity as of March 31, 2021 and December 31, 2020, are as follows (amounts in thousands):

	March 31, 2021		December 31, 2020
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$1,526,783	$1,526,926	$895,867	$895,830
Due after one year and through five years	—	—	93,725	93,731

Total	$1,526,783	$1,526,926	$989,592	$989,561

Preferred Stock Warrants

In 2011 through 2013, in connection with an equipment and loan security agreement with TriplePoint Capital, the Company issued warrants to purchase 124,586 shares of Legacy QuantumScape Series A convertible preferred stock at $2.20131 per share (“the TPC1 warrants”). The TPC1 warrants were set to expire at the later of 7 years from effective date or five years after an initial public offering or acquisition.

In January 2015, the Company entered into another equipment loan and security agreement with TriplePoint Capital. In connection with the borrowing of funds per the agreement, the Company issued warrants to purchase 129,718 shares of Legacy QuantumScape Series C convertible preferred stock at $10.40717 per share (“TPC2 warrants”). The TPC2 warrants were set to expire at the later of 2022 or five years after an initial public offering or acquisition.

In connection with the Business Combination, each outstanding and unexercised TCP1 and TPC2 warrant was automatically converted into a warrant to purchase a number of shares of the applicable class of common stock in accordance with the terms of the Business Combination Agreement. During the year ended December 31, 2020, all outstanding TPC1 and TPC2 warrants were net exercised in exchange for 998,460 shares of Class A Common Stock. There was no change in fair value of the TCP1 or TCP2 warrants during the three months ended March 31, 2020.

Note 6. Property and Equipment

Property and equipment at March 31, 2021 and December 31, 2020, consisted of the following (amounts in thousands):

	March 31 2021	December 31 2020
Computers and hardware	$836	$624
Furniture and fixtures	12,006	10,099
Lab equipment	43,342	37,051
Leasehold improvements	12,935	12,154
Construction-in-progress	24,596	16,078

	93,715	76,006
Accumulated depreciation and amortization	(34,182)	(32,310)

Property and equipment, net	$59,533	$43,696

Depreciation and amortization expense related to property and equipment was $2.2 million and $1.4 million for the three months ended March 31, 2021 and 2020, respectively.

Note 7. Leases

The Company currently leases its headquarters, certain other warehouse space and certain equipment under leases classified as operating leases through January 2028, including estimated renewals. Fixed rent generally escalates each year and the Company is responsible for a portion of the landlord’s operating expenses such as property tax, insurance and common area maintenance. Under the Company’s headquarter lease, the Company has one 60-month renewal option, which has been included in the calculation of lease liabilities and right of use assets at the adoption date of the lease accounting standard on January 1, 2019, as the exercise of the option was reasonably certain. As the renewal rent has not been negotiated, the Company used an estimated rent rate which approximated the fair market rent at adoption of ASC 842 on January 1, 2019 for the extension period. The Company’s leases do not have any contingent rent payments and do not contain residual value guarantees.

The Company does not have any leases classified as financing leases as of March 31, 2021 and December 31, 2020.

The components of lease related expense are as follows (amounts in thousands):

	Three Months Ended March 31,
Operating leases	2021	2020
Operating lease cost	$596	$536
Variable lease cost	104	104

Operating lease expense	$700	$640

The components of supplemental cash flow information related to leases are as follows (amounts in thousands):

	Three Months Ended March 31,
	2021	2020
Operating cash flows—operating leases	$569	$496
Right-of-use assets obtained in exchange for operating lease liabilities	690	—

	Three Months Ended March 31,
	2021	2020
Weighted-average remaining lease term—operating leases (in years)	6.7	7.8
Weighted-average discount rate—operating leases	6.90%	7.00%

As of March 31, 2021, future minimum payments during the next five years and thereafter are as follows (amounts in thousands):

Fiscal Year	Operating Leases
2021 (remaining nine months)	$1,719
2022	2,355
2023	2,547
2024	2,344
2025	2,318
Thereafter	4,828

Total	16,111
Less present value discount	(3,302)

Operating lease liabilities	$12,809

The Company’s lease agreements do not provide an implicit rate, so the Company used an estimated incremental borrowing rate, which was derived from third-party information available at the time the Company adopted ASC 842, Leases, or at the lease commencement date in determining the present value of lease payments. The rate used is for a secured borrowing of a similar term as the lease.

Note 8. Commitments and Contingencies

From time to time, and in the ordinary course of business, the Company may be subject to certain claims, charges and litigation concerning matters arising in connection with the conduct of the Company’s business activities.

On December 11, 2020, a putative class action lawsuit was filed by a purported Company warrantholder (Index No. 656963/2020 (Sup. Ct. N.Y. Cnty.)) against the Company. The Company removed the case to federal court,

Case No. 1:20-cv-10842 (S.D.N.Y.). On March 26, 2021, the plaintiff amended the complaint to drop the class allegations. The amended complaint alleges, among other things, that the plaintiff was entitled to exercise his warrants within 30 days of the Closing and that the proxy statement/prospectus/information statement dated September 21, 2020 and November 12, 2020 is misleading and/or omits material information concerning the exercise of the warrants. The complaint seeks monetary damages for alleged breach of contract, securities law violations, fraud, and negligent misrepresentation.

On December 24, 2020, a lawsuit was filed by three purported Company warrantholders (Index No. 657256/2020 (Sup. Ct. N.Y. Cnty.)) against the Company. The complaint alleges, among other things, that the plaintiffs were entitled to exercise warrants within 30 days of the Closing. The complaint also alleges that the proxy statement/prospectus/information statement dated September 21, 2020 and November 12, 2020 is misleading and/or omits material information concerning the exercise of the warrants. The complaint generally seeks monetary damages for alleged breach of contract.

Between January 5, 2021 and January 8, 2021, three putative class action lawsuits were filed in the Northern District of California by purported purchasers of Company securities against the Company and its Chief Executive Officer or against the Company, certain members of management and the Board, and VGA. Motions to consolidate these three actions and appoint lead plaintiff and counsel have been submitted.

All three complaints allege that the defendants purportedly made false and/or misleading statements and failed to disclose material adverse facts about the Company’s business, operations, and prospects, including information regarding the Company’s battery technology. The complaints allege a purported class that includes persons who purchased or acquired Company securities on certain dates.

Two shareholder derivative suits were also filed in February 2021 against 11 officers and directors of the Company and have been consolidated into one action Case No. 3:21-cv-00989-WHO (N.D. Cal.). The Company is the nominal defendant. The complaints in the derivative action allege that the individual defendants breached various duties to the Company and contains additional similar allegations based on the same general allegations in the class action complaints described immediately above. VGA was also named as a defendant in the derivative litigation.

On February 26, 2021, a former consultant submitted a demand for arbitration to JAMS, claiming that the Company breached an obligation to extend the term of his consulting agreement. The arbitration demand seeks either 804,350 shares of the Company’s common stock or damages equal to the value of such shares.

For many legal matters, particularly those in early stages, the Company cannot reasonably estimate the possible loss (or range of loss), if any. The Company records an accrual for legal matters at the time or times it determines that a loss is both probable and reasonably estimable. Amounts accrued as of March 31, 2021 and December 31, 2020 were not material. Regarding matters for which no accrual has been made (including the potential for losses in excess of amounts accrued), the Company currently believes, based on its own investigations, that any losses (or ranges of losses) that are reasonably possible and estimable will not, in the aggregate, have a material adverse effect on its financial position, results of operations, or cash flows. However, the ultimate outcome of legal proceedings involves judgments, estimates, and inherent uncertainties and cannot be predicted with certainty. Should the ultimate outcome of any legal matter be unfavorable, the Company’s business, financial condition, results of operations, or cash flows could be materially and adversely affected. The Company may also incur substantial legal fees, which are expensed as incurred, in defending against legal claims.

Note 9. Assumed Common Stock Warrants

As of March 31, 2021 and December 31, 2020, there are 8,660,225 and 18,149,989 warrants outstanding, respectively.

As part of Kensington’s initial public offering, 11,499,989 Public Warrants were sold. The Public Warrants entitle the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustments. The Public Warrants may be exercised only for a whole number of shares of Class A Common Stock. No fractional shares will be issued upon exercise of the warrants. The Public Warrants will expire at 5:00 p.m. New York City time on November 25, 2025, or earlier upon redemption or liquidation. The Public Warrants are listed on the NYSE under the symbol “QS.WS”.

The Company may redeem the Public Warrants starting July 30, 2021, in whole and not in part, at a price of $0.01 per warrant, so long as the Company provides not less than 30 days’ prior written notice of redemption to each warrantholder, and if, and only if, the reported last sale price of Class A Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrantholders.

Simultaneously with Kensington’s initial public offering, Kensington consummated a private placement of 6,575,000 Private Placement Warrants with the Sponsor. Kensington issued an additional 75,000 warrants in connection with the closing of the Business Combination, constituting the Working Capital Warrants. Each Private Placement Warrant and Working Capital Warrant is exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment. The Private Placement Warrants and Working Capital Warrants are identical to the Public Warrants, except that:

(1) the Private Placement Warrants and Working Capital Warrants and the shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants and Working Capital Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions,

(2) the Private Placement Warrants and Working Capital Warrants are non-redeemable (except as described below) so long as they are held by the Sponsor or its permitted transferees. Commencing September 28, 2021, the Company may redeem the outstanding Public Warrants, Private Placement Warrants and Working Capital Warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A Common Stock to be determined by reference to a table in the warrant agreement;

•

if, and only if, the last reported sale price of the Company’s Class A Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrantholders;

•

if, and only if, the Private Placement Warrants and Working Capital Warrants are also concurrently called for redemption at the same price (equal to a number of shares of Class A Common Stock) as the outstanding Public Warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the shares of Class A Common Stock (or a security other than the Class A Common Stock into which the Class A Common Stock has been converted or exchanged for in the event the Company is not the surviving company in the initial Business Combination) issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

(3) the Private Placement Warrants and Working Capital Warrants may be exercised by the holders on a cashless basis, and

(4) the holders of the Private Placement Warrants and Working Capital Warrants (including with respect to the shares of common stock issuable upon exercise of the Private Placement Warrants and Working Capital Warrants) are entitled to registration rights. If the Private Placement Warrants and Working Capital Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants and Working Capital Warrants will cease to be Private Placement Warrants or Working Capital Warrants, as applicable, and become Public Warrants and be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the other Public Warrants.

On February 13, 2021 the Warrant Agreement, dated June 25, 2020, by and between the Company and Continental Stock Transfer & Trust Company, was amended to allow for earlier exercise of the Public Warrants. Prior to the amendment, the Public Warrants were exercisable starting on June 30, 2021. Following the amendment, the Public Warrants became exercisable starting on March 5, 2021, at which time holders of Public Warrants could begin exercising their right to purchase one share of the Company’s Class A Common Stock for $11.50 for each Public Warrant. All other terms, including the redemption terms, for the Public Warrants remain unchanged; the Company may not redeem Public Warrants before July 30, 2021. The terms for the Private Placement Warrants and Working Capital Warrants remain unchanged.

The Company concluded the Public Warrants and Private Placement Warrants, or Assumed Common Stock Warrants, meet the definition of a derivative under ASC 815 (as described in Note 2) and are recorded as liabilities. Upon consummation of the Business Combination, the fair value of the Assumed Common Stock Warrants was recorded on the Condensed Consolidated Balance Sheet. The fair value of the Assumed Common Stock Warrants was remeasured as of March 31, 2021, resulting in a $30.8 million non-cash change in fair value of Assumed Common Stock Warrant liabilities in the Condensed Consolidated Statements of Operations and Comprehensive Loss.

During the three months ended March 31, 2021, 9,489,764 Public Warrants were exercised for net proceeds of $109.1 million.

Note 10. Stockholders’ Equity

As of March 31, 2020 and December 31, 2020, 1,350,000,000 shares, $0.0001 par value per share are authorized, of which, 1,000,000,000 shares are designated as Class A Common Stock, 250,000,000 shares are designated as Class B Common Stock, and 100,000,000 shares are designated as Preferred Stock.

Common Stock

Holders of the common stock are entitled to dividends when, as, and if, declared by the Board, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. As of March 31, 2021, the Company had not declared any dividends. The holder of each share of Class A Common Stock is entitled to one vote, and the holder of each share of Class B Common Stock is entitled to ten votes.

In March 2021, the Company completed an underwritten public offering of shares of its Class A Common Stock and issued 11,960,000 shares for an aggregate purchase price of $462.9 million, net of issuance costs of $15.5 million (the “March 2021 Public Offering”).

Legacy QuantumScape Series F Convertible Preferred Stock

In May 2020 and September 2020, Legacy QuantumScape and VGA entered into a Series F Preferred Stock Purchase Agreement and related agreements and amendments thereto, and in August 2020, Legacy QuantumScape and several new and existing investors entered into Series F Preferred Stock Purchase Agreements and related agreements thereto, pursuant to which Legacy QuantumScape agreed to sell, and VGA and other investors agreed to purchase, up to an aggregate 14,684,843 shares of Legacy QuantumScape Series F

Preferred Stock at $26.4218 per share for an aggregate purchase price of $388 million (together with the Series F Closing Agreement below, the “Series F Preferred Stock Purchase Agreements”). The Series F Preferred Stock Purchase Agreement with VGA, as amended, contains provisions pursuant to which, if the relevant closing of such Series F Preferred Stock Purchase Agreement (in whole or in part) occurred only after effectiveness of the Business Combination, VGA agreed to purchase, and Kensington agreed to issue, instead of the relevant number of shares of Legacy QuantumScape Series F Preferred Stock to be purchased at such closing, such number of shares of Class A Common Stock as would have been issued in the Business Combination in exchange for such shares of Legacy QuantumScape Series F Preferred Stock if they had been outstanding prior to the Business Combination.

Pursuant to the terms of the Series F Preferred Stock Purchase Agreements Legacy QuantumScape issued 7,115,335 shares of Series F Preferred Stock for an aggregate purchase price of $188.0 million, net of issuance costs of $11.5 million, concurrent with the closing of the Business Combination, and the Company issued 15,221,334 shares of Class A Common Stock to VGA for $100.0 million on December 1, 2020. On March 30, 2021, the Company, Legacy QuantumScape, and VGA entered into a Series F Closing Agreement for the Company to issue to VGA an additional 15,221,334 shares of Class A Common Stock (the “Second Closing VGA Shares”) for $100.0 million based on the Company’s achievement of the specified technical milestone. This represents the second and final closing pursuant to the Series F Preferred Stock Purchase Agreements. The required technical milestone was completed as of March 31, 2021 and we received the $100 million in financing subsequent to quarter-end upon the date of expiration of the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”) waiting period. Refer to Note 13 for additional information.

The Company concluded that the firm commitment to issue the tranche shares to VGA and the other investors met the definition of a freestanding financial instrument (as described in Note 5). Prior to the Business Combination, as the underlying convertible preferred shares of the outstanding tranche liabilities were redeemable outside the control of the Company, the fair value of the tranche liabilities was reported on the Legacy QuantumScape’s balance sheets as a long-term liability, and the change in fair value was recorded in other expense in the Condensed Consolidated Statements of Operations and Comprehensive Loss during the year ended December 31, 2020. Upon consummation of the Business Combination, the tranche liabilities were reclassified to additional paid-in capital. Therefore, there was no further adjustment to the fair value of the liability in the three months ended March 31, 2021. The tranche liability was not outstanding for the three months ended March 31, 2020.

Equity Incentive Plans

Prior to the Business Combination, the Company maintained its 2010 Equity Incentive Plan (the “2010 Plan”), under which the Company granted options and restricted share units to purchase or directly issue shares of common stock to employees, directors, and non-employees.

Upon the Closing, awards under the 2010 Plan were converted at the Exchange Ratio and assumed into the 2020 Equity Incentive Award Plan (the “2020 Plan”, and together with the 2010 Plan, the “Plans”). The 2020 Plan permits the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted shares, restricted share units and performance awards to employees, directors, and non-employees.

As of March 31, 2021, 41,500,000 shares of Class A Common Stock are authorized for issuance pursuant to awards under the 2020 Plan, plus any shares of Class A Common Stock subject to stock options, restricted stock units or other awards that were assumed in the Business Combination and terminate as a result of being unexercised or are forfeited or repurchased by the Company, with the maximum number of shares to be added to the 2020 Plan equal to 69,846,580 shares of Class A Common Stock.

Options may be granted at a price per share not less than 100% of the fair market value at the date of grant. If the option is granted to a 10% stockholder, then the purchase or exercise price per share shall not be less than 110%

of the fair market value per share of the common stock on the grant date. Options granted generally vest over a period of four years and have ten-year contractual terms.

Stock Options

Stock option activity under the Plans during the three months ended March 31, 2021 is as follows:

	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic value (in thousands)
Balance as of December 31, 2020	55,316,336	$1.62	5.77
Cancelled and forfeited	(366,724)	2.34	—
Exercised	(2,884,549)	0.30	—

Balance as of March 31, 2021	52,065,063	$1.69	5.77	$2,242,170

Vested and exercisable -March 31, 2021	41,102,851	$1.26	5.04	$1,787,418

There were no options granted during the three months ended March 31, 2021 or March 31, 2020.

The aggregate intrinsic value of options exercised during the three months ended March 31, 2021 and 2020 was $130.6 million and $0.03 million, respectively.

Additional information regarding options outstanding at March 31, 2021, is as follows:

Range of Exercise Price per Share	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$0.11 - $0.64	7,910,607	$0.49	1.73
$1.05 - $1.35	27,952,167	1.25	5.34
$2.38	13,515,675	2.38	8.32
$6.23	2,686,614	6.23	9.43

	52,065,063	$1.69	5.77

Stock-based compensation expense is based on the grant-date fair value. The Company recognizes compensation expense for all stock-based awards on a straight-line basis over the requisite service period of the awards, which is generally the option vesting term of four years.

As of March 31, 2021, the Company had stock-based compensation of $18.8 million related to unvested stock options not yet recognized that are expected to be recognized over an estimated weighted average period of 3.0 years.

Restricted Stock Units

Restricted stock unit activity under the Plans are as follows:

	Number of Restricted Stock Units	Weighted Average grant date fair value
Balance as of December 31, 2020	13,913,076	$8.94
Granted	351,584	46.89
Vested	(2,014,071)	4.83
Forfeited	(347,189)	6.62

Balance as of March 31, 2021	11,903,400	$10.83

The fair value of restricted stock units which vested during the three months ended March 31, 2021 was $110.0 million. Of the restricted stock units that vested during the three months ended March 31, 2021, 569,752 shares were not issued as of March 31, 2021. These shares will be issued upon receipt of HSR clearance. No restricted stock units vested during the three months ended March 31, 2020. There were no restricted stock units granted prior to August 2020.

As of March 31, 2021, unrecognized compensation costs related to restricted stock units granted were $122.0 million and are expected to be recognized over a weighted average period of 3.3 years.

Total stock-based compensation expense recognized in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Loss for all equity awards is as follows (amounts in thousands):

	Three Months Ended March 31,
	2021	2020
Research and development	$6,367	$1,356
General and administrative	5,309	841

Total stock-based compensation expense	$11,676	$2,197

Note 11. Earnings (Loss) Per Share

Basic and diluted earnings per share are the same for each class of common stock because they are entitled to the same liquidation and dividend rights. The following table sets forth the computation of basic and diluted loss per Class A Common Stock and Class B Common Stock (amounts in thousands, except share and per share amounts):

	Three Months Ended March 31,
	2021	2020
Numerator:
Net loss attributable to common stockholders	$(75,079)	$(15,374)
Denominator:
Weighted average Class A and Class B common shares outstanding—Basic and Diluted	368,783,516	239,792,967

Net loss per share attributable to Class A and Class B Common stockholders—Basic and Diluted	$(0.20)	$(0.06)

Basic and diluted earnings per share was the same for each period presented as the inclusion of all potential Class A Common Stock and Class B Common Stock outstanding would have been anti-dilutive.

The following table presents the potential common stock outstanding that was excluded from the computation of diluted net loss per share of common stock as of the periods presented because including them would have been antidilutive:

	Three Months Ended March 31,
	2021	2020
Warrants	8,660,225	1,022,740
Options outstanding	52,065,063	55,264,709
Restricted stock units (1)	12,473,152	—
VGA contingent purchase commitment (2)	15,221,334	—

Total	88,419,774	56,287,449

(1)	Restricted stock units include 569,752 shares vested but not issued, subject to HSR clearance as of March 31, 2021.
(2)

This refers to VGA’s commitment to purchase the Second Closing VGA Shares subject to certain conditions including the achievement of an agreed technical milestone on or before March 31, 2021 and the expiration or early termination of the waiting period under HSR. See Note 9 and Note 13 for more information.

Note 12. Joint Venture and Redeemable Non-Controlling Interest

As described in Note 2, on September 11, 2018, the Company entered into a JVA with VWGoA and VGA and formed QSV. The Company determined the entity was a VIE with a related party, and the Company’s operations were more closely associated with QSV. As such, the Company consolidates QSV for financial reporting purposes, and a non-controlling interest is recorded for VGA’s interest in the net assets and operations of QSV’s operations to the extent of the VGA investment. The Company’s Condensed Consolidated Balance Sheet includes $3.4 million cash and cash equivalents and less than $0.1 million of prepaid expenses of QSV as of March 31, 2021 and December 31, 2020. Although the Company has consolidated the net assets of QSV, it has no right to the use of those assets for its standalone operations.

The following table sets forth the change in redeemable non-controlling interest for years ended three months ended March 31, 2021 and 2020 (amounts in thousands):

Redeemable Non-Controlling Interest
Balance as of December 31, 2020	$1,704
Net loss attributable to redeemable non-controlling interest in QSV	(10)

Balance as of March 31, 2021	$1,694

Redeemable Non-Controlling Interest
Balance as of December 31, 2019	$1,710
Net loss attributable to redeemable non-controlling interest in QSV	(4)

Balance as of March 31, 2020	$1,706

On May 14, 2020, the Company amended the JVA and other related agreements regarding QSV in connection with VGA’s investment of $200.0 million in the Company’s Series F convertible preferred stock as described in Note 9. The Company determined the amendments represented a reconsideration event and determined that QSV is still a variable interest entity. As the significance and nature of the business of QSV continues to be more aligned with the core business of the Company and the Company continues to absorb a majority of the variability associated with QSV’s anticipated economic performance, the Company continues to be the related party most closely associated with QSV.

In September 2020, the Company entered into an agreement with VWGoA under which the Company agreed to reserve $134.0 million from the aggregate proceeds of the Series F Preferred Stock financings and the Business Combination to fund its expected equity contributions to QSV, which amounts are included in cash and cash equivalents in the accompanying Condensed Consolidated Balance Sheet as of March 31, 2021.

Note 13. Subsequent Events

Lease Agreement

On April 2, 2021, Legacy QuantumScape entered into a lease agreement for premises consisting of approximately 197,000 rentable square feet of space located in San Jose, California. Legacy QuantumScape’s obligations under the lease are guaranteed by the Company. The lease expires on September 30, 2032, unless earlier terminated in accordance with the lease agreement. Legacy QuantumScape will pay monthly base rent over the term of the lease of between approximately $400,000 and $530,000 and the Company will receive approximately ten (10) months of abated monthly base rent during the first two (2) years of the lease term.

Second Closing VGA Shares

On April 28, 2021, the HSR waiting period for the Second Closing VGA Shares expired. Pursuant to the terms of the Series F Preferred Stock Purchase Agreements, VGA funded the additional $100 million for the Second Tranche VGA Shares.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates.

SEC registration fee	$2,079,806.24	(1)
FINRA filing fee	—
Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$ *

*	To be completed by amendment.
(1)	$2,020,272.03 was previously paid.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by Section 102 of the Delaware General Corporation Law, our amended and restated certificate of incorporation provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation. Our amended and restated bylaws also permit us to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have obtained a policy of director’s and officer’s liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of directors and officers for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following list sets forth information as to all QuantumScape Corporation and our securities sold in the last three years which were not registered under the Securities Act. The descriptions of these issuances are historical and have not been adjusted to give effect to the Business Combination.

Working Capital Warrants

On November 25, 2020, the Company issued 75,000 “working capital” warrants (the “Working Capital Warrants”) to an affiliate of Kensington Capital Sponsor LLC in consideration of the conversion of a working capital loan in the aggregate amount of $75,000. The Working Capital Warrants are substantially the same as those issued in a private placement at the time of the Registrant’s initial public offering.

Issuance and Sale of Class A Common Stock to Volkswagen Group of America Investments, LLC

In connection with the business combination between Kensington Capital Acquisition Corp. (“Kensington”) and QuantumScape Subsidiary, Inc., a Delaware corporation (f/k/a QuantumScape Corporation) (“Legacy QuantumScape”) and pursuant to that certain Series F Preferred Stock Purchase Agreement (the “Purchase Agreement”) dated May 14, 2020, by and between Legacy QuantumScape and Volkswagen Group of America Investments, LLC (“VGA”), as amended by that certain Amendment No. 1 to Purchase Agreement, dated September 3, 2020, by and among Kensington, Legacy QuantumScape and VGA, the Registrant issued 15,221,334 shares of its Class A Common Stock to VGA on December 1, 2020 for proceeds of $100 million and 15,211,334 shares of its Class A Common Stock to VGA effective as of April 28, 2021 for proceeds of $100 million for the achievement of a technical milestone before March 31, 2021.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

2.1	Business Combination Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp., Kensington Capital Merger Sub Corp. and Legacy QuantumScape.	S-4/A	333-248930	2.1	November 12, 2020

2.2	Amendment No. 1 to Business Combination Agreement, dated as of September 21, 2020, by and among Kensington Capital Acquisition Corp., Kensington Capital Merger Sub Corp. and Legacy QuantumScape.	S-4/A	333-248930	2.2	November 12, 2020

3.1	Amended and Restated Certificate of Incorporation of the Company.	8-K	001-39345	3.1	December 2, 2020

3.2	Amended and Restated Bylaws of the Company.	8-K	001-39345	3.2	December 2, 2020

4.1	Specimen Common Stock Certificate.	8-K	001-39345	4.1	December 2, 2020

4.2	Warrant Agreement, dated June 25, 2020, by and between the Registrant and Continental Stock Transfer & Trust Company.	8-K	001-39345	4.1	June 30, 2020

4.3	Amendment No. 1 to Warrant Agreement, dated February 13, 2021, by and between the Registrant and Continental Stock Transfer & Trust Company.	8-K	001-39345	4.1	February 16, 2021

4.4	Description of Securities (included in section titled “Description of Securities”).

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.	S-1	333-251433	5.1	December 28, 2020

10.1	Registration Rights and Lock-up Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp. and the persons named therein.	8-K	001-39345	10.3	September 3, 2020

10.2	Form of Senior Employee Lock-Up Agreement.	8-K	001-39345	10.5	September 3, 2020

10.3	Form of Lock-Up Agreement.	8-K	001-39345	10.3	December 2, 2020

10.4	Form of Subscription Agreement.	8-K	001-39345	10.4	September 3, 2020

10.5	Stockholder Support Agreement, dated as of September 2, 2020, by and between Kensington Capital Acquisition Corp. and Volkswagen Group of America Investments, LLC.	8-K	001-39345	10.1	September 3, 2020

10.6	Stockholder Support Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp. and the persons named therein.	8-K	001-39345	10.2	September 3, 2020

10.7+	Form of Indemnification Agreement by and between the Registrant and its directors and officers.	8-K	001-39345	10.7	December 2, 2020

10.8+	The Registrant’s 2020 Equity Incentive Plan.	8-K	001-39345	10.8	December 2, 2020

10.9+	The Registrant’s 2020 Equity Incentive Plan — Form of Stock Option Agreement.	8-K	001-39345	10.9	December 2, 2020

10.10+	The Registrant’s 2020 Equity Incentive Plan — Form of Restricted Stock Unit Agreement.	8-K	001-39345	10.10	December 2, 2020

10.11+	The Registrant’s 2020 Equity Incentive Plan — Form of Restricted Stock Agreement.	8-K	001-39345	10.11	December 2, 2020

10.12+	The Registrant’s 2020 Employee Stock Purchase Plan.	8-K	001-39345	10.12	December 2, 2020

10.13	First Letter Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp., Legacy QuantumScape, and Volkswagen Group of America Investments, LLC.	8-K	001-39345	10.6	September 3, 2020

10.14	Second Letter Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp., Legacy QuantumScape, and Volkswagen Group of America Investments, LLC.	8-K	001-39345	10.7	September 3, 2020

10.15	Third Letter Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp., Legacy QuantumScape, and Volkswagen Group of America Investments, LLC.	8-K	001-39345	10.8	September 3, 2020

10.16	Services Agreement, dated as of September 1, 2020, by and between Kensington Capital Acquisition Corp. and DEHC LLC.	8-K	001-39345	10.9	September 3, 2020

10.17	Services Agreement, dated as of September 1, 2020, by and between Kensington Capital Acquisition Corp. and Simon Boag.	8-K	001-39345	10.10	September 3, 2020

10.18+	Offer Letter from Legacy QuantumScape to Timothy Holme, dated January 1, 2011.	S-4/A	333-248930	10.13	November 12, 2020

10.19+	Offer Letter from Legacy QuantumScape to Kevin Hettrich, dated October 11, 2011.	S-4/A	333-248930	10.14	November 12, 2020

10.20+	Offer Letter from Legacy QuantumScape to Howard Lukens, dated February 13, 2012.	S-4/A	333-248930	10.15	November 12, 2020

10.21+	Offer Letter from Legacy QuantumScape to Michael McCarthy, dated December 21, 2012.	S-4/A	333-248930	10.16	November 12, 2020

10.22+	Offer Letter from Legacy QuantumScape to Mohit Singh, dated April 3, 2013.	S-4/A	333-248930	10.17	November 12, 2020

10.23	Lease, dated May 31, 2013, by and between SI 55, LLC and Legacy QuantumScape.	S-4/A	333-248930	10.18	November 12, 2020

10.24	Amendment to Lease, dated May 19, 2014, by and between SI 55, LLC and Legacy QuantumScape.	S-4/A	333-248930	10.19	November 12, 2020

10.25#	Amended and Restated Limited Liability Company Agreement of QSV Operations LLC, dated May 14, 2020, by and between Legacy QuantumScape and Volkswagen Group of America Investments, LLC.	S-4/A	333-248930	10.20	November 12, 2020

10.26#	Amended and Restated Joint Venture Agreement, dated May 14, 2020, by and among Legacy QuantumScape and the persons named therein.	S-4/A	333-248930	10.21	November 12, 2020

10.27	First Amendment to Amended and Restated Joint Venture Agreement, dated September 21, 2020, by and among Legacy QuantumScape and the persons named therein.	S-4/A	333-248930	10.22	November 12, 2020

10.28#	Series F Preferred Stock Purchase Agreement, dated May 14, 2020, by and between Legacy QuantumScape and Volkswagen Group of America Investments, LLC.	S-4/A	333-248930	10.23	November 12, 2020

10.29	Amendment No. 1 to Series F Preferred Stock Purchase Agreement, dated September 3, 2020, by and among Kensington Capital Acquisition Corp., Legacy QuantumScape and Volkswagen Group of America Investments, LLC.	S-4/A	333-248930	10.24	November 12, 2020

10.30	Letter Agreement, dated as of December 7, 2020, by and among Legacy QuantumScape, the Registrant and Volkswagen Group of America Investments, LLC.	S-1/A	333-251433	10.30	December 28, 2020

10.31+	Employee Incentive Compensation Plan.	8-K	001-39345	10.1	March 15, 2021

10.32+	Form Change in Control and Severance Agreement.	8-K	001-39345	10.2	March 15, 2021

10.33	Series F Closing Agreement, dated March 30, 2021, by an among the Registrant, Legacy QuantumScape and Volkswagen Group of America, Inc.	8-K	001-39345	1.1	April 1, 2021

10.34	Lease, dated April 2, 2021, by and between Exeter 1710 Automation, LLC and Legacy QuantumScape.	S-1/A	333-251433	10.34	May 10, 2021

10.35	Letter Agreement dated May 13, 2021, by and among QuantumScape Battery, Inc., Volkswagen Group of America, Inc, Volkswagen Group of America Investments, LLC and QSV Operations LLC.	8-K	001-39345	10.1	May 17, 2021

16.1	Letter from Marcum LLP regarding Change in Independent Registered Public Accounting Firm dated December 14, 2020.	8-K	001-39345	16.1	December 14, 2020

21.1	List of Subsidiaries of the Registrant	10-K	001-39345	21.1	February 23, 2021

23.1	Consent of Independent Registered Accounting Firm, Ernst & Young LLP.

23.3	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1	Power of Attorney.	S-1	333-251433	24.1	December 17, 2020

24.2	Power of Attorney.	S-1/A	333-251433	24.2	March 4, 2021

24.3	Power of Attorney.	S-1/A	333-251433	24.3	May 10, 2021

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

#	Portions of this exhibit have been omitted in accordance with Item 601 of Regulation S-K.
+	Indicates a management or compensatory plan.

(b) Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused Post-Effective Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on May 17, 2021.

QUANTUMSCAPE CORPORATION

By:	/s/ Jagdeep Singh
Jagdeep Singh
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Jagdeep Singh	Chief Executive Officer and Chairman	May 17, 2021
Jagdeep Singh	(Principal Executive Officer)

/s/ Kevin Hettrich	Chief Financial Officer	May 17, 2021
Kevin Hettrich	(Principal Financial and Accounting Officer)

*	Director	May 17, 2021
Frank Blome

*	Director	May 17, 2021
Brad Buss

*	Director	May 17, 2021
John Doerr

*	Director	May 17, 2021
Jürgen Leohold

*	Director	May 17, 2021
Fritz Prinz

*	Director	May 17, 2021
Justin Mirro

*	Director	May 17, 2021
Celina Mikolajczak

*	Director	May 17, 2021
J.B. Straubel

*	Director	May 17, 2021
Dipender Saluja

*	Director	May 17, 2021
Jens Wiese

*By:	/s/ Jagdeep Singh	May 17, 2021
Jagdeep Singh
Attorney-in-fact